Filed Pursuant to Rule 424(b)(4)
Registration Nos. 333-187325 and 333-188004

10,000,000 Shares

CLASS A COMMON STOCK

This is an initial public offering of the Class A common stock of Blackhawk Network Holdings, Inc. All of the 10,000,000 shares of Class A common stock are being sold by our existing stockholders, including our parent company, Safeway Inc., or Safeway. The selling stockholders will receive all of the net proceeds from the sale of the shares of our Class A common stock.

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price of our Class A common stock is $23.00 per share. Our Class A common stock has been approved for listing on the NASDAQ Global Select Market under the symbol “HAWK.”

Following this offering, we will have two classes of authorized common stock: Class A common stock and Class B common stock. Each share of our Class A common stock entitles its holder to one vote on all matters to be voted on by stockholders generally. Each share of our Class B common stock entitles its holder to ten votes on all matters to be voted on by stockholders generally. Holders of our Class A and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law. Our parent company, Safeway, will hold 39,315,772 shares of Class B common stock, representing 75.7% of our total outstanding shares of common stock, 93.8% of our total outstanding shares of Class B common stock, and 91.6% of the combined voting power of our outstanding common stock upon completion of this offering, assuming that the underwriters do not exercise their option to purchase additional shares. The shares being sold in this offering will represent 19.3% of our total outstanding shares of common stock immediately following this offering.

We are an “emerging growth company,” as that term is used in the Jumpstart Our Business Startups Act of 2012, and, as such, may elect to comply with certain reduced public company reporting requirements in future reports after the completion of this offering.

See “Risk Factors” beginning on page 18 to read about factors you should consider before buying shares of the Class A common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$23.000	$230,000,000
Underwriting discount(1)	$1.495	$14,950,000

Proceeds, before expenses, to the selling stockholders	$21.505	$215,050,000

(1)	See “Underwriting.”

To the extent that the underwriters sell more than 10,000,000 shares of Class A common stock, the underwriters have the option to purchase up to an additional 1,500,000 shares from the selling stockholders at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on or about April 24, 2013.

Goldman, Sachs & Co.	BofA Merrill Lynch	Citigroup	Deutsche Bank Securities

Barclays	BMO Capital Markets	Credit Suisse
Piper Jaffray	Raymond James	Wells Fargo Securities

Prospectus dated April 18, 2013

BLACKHAWK NETWORK

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SELECTION

CONVENIENCE

GIFT CARD MALL
BIRTHDAY GIFTS
Track Balances

TECHNOLOGY

A LEADING PREPAID PAYMENT NETWORK

BLACKHAWK
NETWORK
GIFT
CARD
MALL

19
countries

500+
content partners

100,000
active retail distribution locations

160,000,000
consumer visits per week to our retail distribution locations

216,000,000
load transactions in 2012

$8,500,000,000
load value

Blackhawk Network
Load Value in Billions
$3.8
$4.7
$5.5
$6.9
$8.5
'08
'09
'10
'11
'12

Through and including May 13, 2013 (the 25th day after the date of this prospectus), all dealers effecting transactions in our Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Neither we, the selling stockholders nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. Neither we, the selling stockholders nor the underwriters take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Industry and Market Data

This prospectus includes industry data and forecasts that we obtained from industry publications and surveys, public filings and internal company sources. Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of the included information. Statements as to our ranking, market position and market estimates are based on independent industry publications, third-party forecasts and management’s estimates and assumptions about our markets and our internal research. We have not independently verified such third-party information nor have we ascertained the underlying economic assumptions relied upon in those sources, and we

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cannot assure you of the accuracy or completeness of such information contained in this prospectus. Such data involve risks and uncertainties and are subject to change based on various factors, including those discussed under the headings “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in this prospectus.

Trademarks, Service Marks and Trade Names

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus also contains trademarks, service marks and trade names of third parties, which are the property of their respective owners. We do not intend for our use or display of other companies’ trademarks, service marks, trade names or products in this prospectus to imply relationships with, or endorsement or sponsorship of us by, these other companies. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but such references do not constitute a waiver of any rights that might be associated with the respective trademarks, service marks or trade names.

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PROSPECTUS SUMMARY

This summary highlights selected information included elsewhere in this prospectus and is qualified in its entirety by the more detailed information and financial statements and notes thereto included elsewhere in this prospectus. Because it is abbreviated, this summary is not complete and does not contain all of the information that you should consider before investing in our Class A common stock. You should read the entire prospectus carefully before making an investment decision, including the information presented under the headings “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the notes thereto included elsewhere in this prospectus. Unless the context otherwise requires, “Blackhawk Network Holdings, Inc.,” “Blackhawk,” “the Company,” “we,” “us” and “our” refer to Blackhawk Network Holdings, Inc. and its subsidiaries, and the terms “Safeway,” “Parent” and “Safeway Inc.” refer to our parent company, Safeway Inc., and its consolidated subsidiaries other than us.

Business

Overview

Blackhawk is a leading prepaid payment network utilizing proprietary technology to offer a broad range of gift cards, other prepaid products and payment services in the United States and 18 other countries. We believe our extensive payment network provides significant benefits to our three primary constituents: consumers who purchase the products and services we offer, content providers who offer branded gift cards and other prepaid products that are redeemable for goods and services, and distribution partners who sell those products. For consumers, we provide convenience by offering a broad variety of quality brands and content at retail distribution locations and online, enhanced by customer promotions and loyalty incentive programs that may be offered by our distribution partners. For our content providers, we drive incremental sales by providing access to millions of consumers and creating new customer relationships. For our distribution partners, we provide a significant, high-growth and highly productive product category that drives incremental store traffic and customer loyalty. Our technology platform allows us to efficiently and seamlessly connect our network participants and offer new products and services as payment technology evolves. We believe the breadth of our distribution network and product content, combined with our consumer reach and technology platform, create powerful network effects that enhance value for our constituents and fuel growth in our business.

We are one of the largest third-party distributors of gift cards in the world based on the total value of funds loaded on the cards we distribute, which we refer to as load value. Our extensive network connects to more than 500 content providers and over 100,000 active retail distribution locations, providing access to over 160 million consumer visits per week. In addition, we sell physical and electronic gift cards to consumers through both leading online distributors and our website, GiftCardMall.com. In fiscal year 2012, we processed a total load value of $8.5 billion and over 216 million load transactions.

We offer gift cards from leading consumer brands such as Amazon.com, Applebee’s, iTunes, Lowe’s, Macy’s and Starbucks and from payment networks such as American Express, MasterCard and Visa. We also distribute prepaid telecom products offered by leading prepaid wireless telecom brands. In addition, we distribute general purpose reloadable, or GPR, cards provided by Green Dot and NetSpend, the industry leaders in this product category, as well as PayPower, our own GPR card. REloadit, our proprietary reload network, allows consumers to reload funds onto certain of their previously purchased GPR cards. Our content provider relationships allow us to provide what we believe is the most extensive selection of gift card brands and prepaid products in a single shopping location for consumers seeking to purchase prepaid products both as gifts and for their own use. In 2012, our gift card products represented approximately 84% of total revenues.

We distribute our products across multiple high-traffic channels such as grocery, convenience, specialty and online retailers. Grocery is our largest channel and enjoys a high volume of frequent visits from all consumer demographics. Our distribution network includes nine of the top ten, and approximately 90% of the aggregate grocery store locations operated by the top 50, conventional grocery retailers in the United States and Canada as reported by Supermarket News on January 30, 2012. These grocery retailers include Ahold, Giant Eagle, Kroger, Loblaws, Publix and Safeway. We also distribute our products in specialty retailers such as Bed Bath & Beyond, Lowe’s and Staples, in convenience stores such as QuikTrip and Wawa, and in other retailers such as JCPenney and Kohl’s. In addition to the United States, we distribute our products in 18 other countries, including Canada, the United Kingdom and Australia. We are expanding in Brazil and Korea and we also plan to begin selling in China in 2013. Our international business accounted for approximately 15% of our total revenues in 2012. Because of the wide array of quality content we offer and the high-growth, highly productive characteristics of our product category, we have been able to develop strong relationships with our distribution partners, generally with multi-year contracts containing varying degrees of exclusivity.

We have invested over $100 million in our proprietary technology platform which connects content providers, distribution partners and transaction processors, and allows consumers to easily load, reload, redeem and manage prepaid cards. We believe our technology capabilities provide us with significant competitive advantages and cannot be easily replicated.

We have experienced significant growth since our inception in 2001 as we expanded our network. From 2008 through 2012, our revenues grew from $362 million to $959 million and our Adjusted net income grew from $22.7 million to $50.3 million, representing a compound annual growth rate, or CAGR, of 27.6% and 22.1%, respectively.

Industry Overview

As paper-based forms of payment have declined over the last several decades, card-based and other electronic forms of payment have increased significantly, with the development of different types of payment products and services to address specific consumer needs. Gift cards and other prepaid products represent a large and quickly growing segment within the continuing shift toward electronic payments. Prepaid products accounted for an estimated $483 billion of load value in the United States in 2011 and are expected to grow at a projected 12% CAGR from 2011 to 2015 according to Mercator Advisory Group’s “U.S. Prepaid Cards Market Forecasts, 2012-2015” research report.

Consumers increasingly view gift cards as convenient self-use products that often provide many advantages over traditional cash, debit and credit payment methods. This trend towards self-use is redefining the scope of the addressable market in the gift card category.

Digital products and mobile payments are also emerging as the “next generation” in prepaid technology, facilitating convenience and accessibility for consumers. Many merchants now offer prepaid products that can be purchased online and then delivered electronically either to the purchaser or to a gift recipient through email or social media. Mobile digital wallet applications are also being offered to provide consumers greater convenience and flexibility by using their mobile phone as a payment device at the point of sale. Worldwide mobile payment transactions are expected to grow to $617 billion in 2016 from $172 billion in 2012, according to Gartner’s “Forecast: Mobile Payment, Worldwide, 2009-2016” May 2012 research report. As mobile digital wallets continue to gain more widespread adoption, consumers will demand integrated solutions for management of their prepaid products. Platforms that can provide digital market participants with critical prepaid functionality and connectivity between consumers, retailers and payments networks will be best positioned to share in the rapid growth of this opportunity for mobile digital wallets.

Our Competitive Strengths

Leading Distribution.    We have developed a network of over 100,000 active retail distribution locations across multiple channels, providing us with frequent access to a large number of consumers. Our diversified distribution capabilities include grocery stores, convenience stores and specialty and online retailers. The combination of our broad consumer reach, investments in retail store displays and our customized value-add services, such as merchandising, marketing programs and direct-to-store fulfillment, results in a highly productive third-party prepaid distribution program.

Breadth of Product and Service Offerings.    We believe that our payment network offers consumers the most extensive assortment of gift cards and other prepaid products and payment services available in a single shopping location. We currently offer multiple categories of prepaid products and services, including gift cards, prepaid telecom cards and handsets, and GPR cards and reload services, with access to over 500 consumer brands, retailers and other merchants. The breadth of product categories and depth of our offerings in each category diversify our revenue streams and position us to benefit from shifting consumer trends.

Innovation.    We have a history of innovation, driven by our strong commitment to consumer research and new product testing. We pioneered the distribution of gift cards through third-party retail channels. We launched GiftCardMall.com, a third-party online site for the sale of prepaid products. We have also developed innovative capabilities and services to integrate prepaid products with mobile applications. Our open platform can support a broad range of retailers, financial institutions, social networks and digital wallets. We also operate in the secondary gift card market through Cardpool, a gift card exchange that enables consumers to sell unused gift cards at a discount for cash and purchase gift cards at a discount. We believe that our broad-based industry knowledge in combination with our dedication to consumer research and our proprietary technology platform will allow us to continue to innovate and enhance the value of our network for all participants.

Proprietary and Scalable Technology.    We have a vertically integrated infrastructure, which includes our proprietary switching and redemption, processing, settlement and e-commerce systems. We believe that owning and operating our own technology platform provides us with economic and time-to-market advantages when introducing new products, features and network participants. Our systems are designed to be highly scalable and reliable, which enables us to respond to rising demand while ensuring high-quality service for our network participants.

Strong Network Effects.    The combination of our broad range of products and leading consumer brands, our extensive footprint of high-traffic distribution partners and our frequent access to a large consumer base creates strong, self-reinforcing network effects. We believe the growth in our product offerings, our distribution partners and our consumer base enhance the value we deliver to all network participants. We believe our network would be difficult to replicate and allows us to drive innovation, create new prepaid products and services and adapt to evolving payment technologies.

Experienced Management Team.    Our senior management team has extensive experience across a wide range of disciplines relevant to the payments industry, including technology, distribution, retail program management and financial services.

Our Growth Strategy

Increase Productivity of Our Distribution Partners.    We believe there is a significant opportunity to enhance the productivity of our distribution partners, which will lead to greater sales at existing retail locations and drive incremental revenue for our business. We have developed best practices based on our distribution partners’ performance over time and we utilize these best practices to help our distribution partners measure and increase their productivity. Several of these best practices include development of expanded retail displays, use of our marketing programs and direct-to-store fulfillment solutions, and the inclusion of prepaid card purchases in our distribution partners’ loyalty and rewards programs.

Expand Our Content, Products and Services.    We believe we have the opportunity to increase our revenues by expanding the breadth of our content as well as the types of products and services that we offer.

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Content.    We believe there is meaningful opportunity to expand the content that is currently available at our points of distribution. For example, we are expanding our localization initiatives to deliver a customized mix of prepaid products tailored to individual markets, such as local restaurants, merchants and service providers. We have found that the introduction of new or expanded content often increases the sales from our fixtures.

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Products and Services.    We believe there is an opportunity to expand the types of products and services we offer to consumers. For example, we have developed innovative capabilities and services to integrate prepaid products with mobile applications. We believe that we will be an important provider of gift card solutions for a broad set of digital payment offerings which are being developed by major and emerging technology companies, payment networks, financial institutions, retailer networks and third-party service providers. We are also expanding our Cardpool business by introducing card acquisition in grocery and other distribution channels and integrating Cardpool technology with our mobile application.

Continue to Develop International Markets.    We continue to expand our business in countries with strong growth potential and the appropriate payment and retail infrastructure to support prepaid products. For example, we have replicated the U.S. model in Canada, where we offer prepaid products through leading grocery and convenience stores. We also have international operations in Australia, the United Kingdom and other countries in the European Union, where we have contracted with leading distribution partners. We are expanding in a number of countries including Brazil and Korea and we also plan to begin selling in China in 2013.

Expand Our U.S. Distribution.    We believe there is opportunity to expand our distribution to new retail partners in the United States. The strength of our network, the variety of our offered brands and the breadth of our products have made our displays a destination for consumers. In addition, we believe our products and services have created a highly profitable product category for many of our existing distribution partners, which presents a compelling value proposition for other potential distribution partners.

Leverage Our Technology and Distribution Infrastructure to Drive Cost Efficiency.    We believe that we have the opportunity to lower our costs through scale efficiencies, improved systems, cost discipline and continued process improvements. For example, as the overall scale of our operations has grown over the past three years, our processing and services expense has declined as a percentage of total revenues. We will continue to use established business processes to identify and execute initiatives to increase back-end integration and leverage infrastructure to increase the efficiency of our core prepaid card business.

Our Relationship with Safeway

We are currently approximately 96% owned by Safeway, and Safeway will continue to hold shares of Class B common stock representing a significant majority of the combined voting power of our outstanding common stock upon completion of this offering. Safeway is also one of our largest distribution partners. Please see “Certain Relationships and Related Party Transactions” and “Principal and Selling Stockholders.”

Recent Developments—First Quarter Results

Our consolidated financial statements for the quarter ended March 23, 2013 are not yet available. The following expectations regarding our results for this period are solely management estimates based on currently available information. Our independent registered public accounting firm has not audited, reviewed or performed any procedures with respect to these preliminary financial data and, accordingly, does not express an opinion or any other form of assurance with respect to these data.

We expect that for the quarter ended March 23, 2013:

•	Our total operating revenues will be $185.1 million; and

•	Our net income will be between $0.1 million and $0.3 million.

Key operating results for the quarter ended March 23, 2013 are expected to be as follows:

•	Load value: $1.6 billion (compared to $1.3 billion for the quarter ended March 24, 2012);

•	Commissions and fees as a % of load value: 9.0% (compared to 9.2% for the quarter ended March 24, 2012);

•	Distribution partner commissions paid as a % of commissions and fees: 66.4% (compared to 64.5% for the quarter ended March 24, 2012); and

•	Number of load transactions: 36.8 million (compared to 32.7 million for the quarter ended March 24, 2012).

Our actual results may differ from these expectations.

We expect our total operating revenues for the quarter ended March 23, 2013 to be $185.1 million, an increase of 22.1% from total operating revenues of $151.5 million for the quarter ended March 24, 2012. This increase was due primarily to an increase in load value of 23.0%, partially offset by a 20 basis point (0.2 percentage point) decline in commissions and fees as a percentage of load value, which is within the range of historical quarterly fluctuations that we experienced in fiscal year 2012.

We expect distribution partner commissions paid as a percentage of commissions and fees for the quarter ended March 23, 2013 to increase by 190 basis points (1.9 percentage points) from distribution partner commissions paid as a percentage of commissions and fees for the quarter ended March 24, 2012. The majority of this expected increase (approximately 100 basis points or 1.0 percentage points) was the result of increased commissions paid to Safeway pursuant to the amendment of our distribution partner agreements with Safeway, and the remainder was due to changes to the distribution partner mix and the territories in which our products are sold. We presently expect that these factors will continue to influence the percentage of commissions and fees paid to distribution partners in fiscal 2013.

We expect our net income for the quarter ended March 23, 2013 to be between $0.1 million and $0.3 million compared to net income of $2.9 million for the quarter ended March 24, 2012. This change was due primarily to an increase in distribution partner commissions paid as a percentage of commissions and fees, increased marketing expenses net of marketing revenues and increased distribution partner program development expenses.

Our net income for the quarter ended March 23, 2013 is expected to include an aggregate amount of approximately $4.8 million of net interest expense, income tax expense and depreciation and amortization. Our net income for the quarter ended March 23, 2013 is also expected to include an aggregate amount of approximately $2.5 million ($1.6 million after-tax) in stock-based compensation expense, distribution partner mark-to-market expense, change in fair value of contingent consideration and amortization of intangibles. For the quarter ended March 24, 2012, the comparable amount of net interest expense, income tax expense and depreciation and amortization was $5.5 million, and the comparable amount of stock-based compensation expense, distribution partner mark-to-market expense, change in fair value of contingent consideration and amortization of intangibles was $1.7 million ($1.1 million after-tax).

The foregoing preliminary first quarter results constitute forward looking statements. Actual results may vary materially from the information contained in these forward-looking statements based on a number of factors. Please refer to the section entitled “Cautionary Note Regarding Forward-Looking Statements” in this prospectus for additional information.

Risk Factors

Our business is subject to a number of risks of which you should be aware before making an investment decision. These risks are discussed more fully under the caption “Risk Factors,” and include risks under the headings “Risks Related to Our Business and Industry,” “Risks Related to Our Ongoing Relationship with Safeway” and “Risks Related to this Offering and Ownership of Our Class A Common Stock.”

Corporate Information

We were founded in 2001 as a division of Safeway. We were incorporated in Delaware as Blackhawk Network, Inc. in 2006 and changed our name to Blackhawk Network Holdings, Inc. later that year. Our principal executive offices are located at 6220 Stoneridge Mall Road, Pleasanton, California 94588, and our telephone number at that location is (925) 226-9990. Our website is www.blackhawknetwork.com. The information available on or that can be accessed through our website is not incorporated by reference into and is not a part of this prospectus and should not be considered to be part of this prospectus.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.0 billion, or (c) in which we become a large accelerated filer, which means that we have been public for at least 12 months, have filed at least one annual report and the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last day of our then most recently completed second fiscal quarter, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. We refer to the Jumpstart Our Business Startups Act of 2012 herein as the “JOBS Act,” and references herein to “emerging growth company” shall have the meaning associated with such term in the JOBS Act.

The Offering

Class A common stock offered by the selling stockholders, including Safeway	10,000,000 shares

Option to purchase additional shares of Class A common stock	The selling stockholders, including Safeway, have granted the underwriters a 30-day option to purchase up to an aggregate of 1,500,000 additional shares of our Class A common stock.

Class A common stock to be outstanding after this offering	10,000,000 shares (11,500,000 shares if the underwriters’ option to purchase additional shares is exercised in full).

Class B common stock to be outstanding after this offering	41,936,135 shares (40,436,135 shares if the underwriters’ option to purchase additional shares is exercised in full).

Voting power of Class A common stock outstanding after giving effect to this offering	2.3% (2.8% if the underwriters’ option to purchase additional shares is exercised in full).

Voting power of Class B common stock outstanding after giving effect to this offering	97.7% (97.2% if the underwriters’ option to purchase additional shares is exercised in full).

Voting rights	Following this offering, we will have two classes of authorized common stock: Class A common stock and Class B common stock. Each share of our Class A common stock entitles its holder to one vote on all matters to be voted on by stockholders generally. Each share of our Class B common stock entitles its holder to ten votes on all matters to be voted on by stockholders generally.

Holders of our Class A and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law. Please see “Description of Capital Stock.”

Use of proceeds	We will not receive any of the net proceeds from the sale of Class A common stock by the selling stockholders in this offering. Please see “Principal and Selling Stockholders.”

Risk factors	You should carefully read and consider the information set forth under “Risk Factors” beginning on page 18 and all other information set forth in this prospectus before deciding to invest in our Class A common stock.

Listing and trading symbol	Our Class A common stock has been approved for listing on the NASDAQ Global Select Market under the symbol “HAWK.”

The number of shares of Class A and Class B common stock to be outstanding after this offering is based on 51,508,755 shares of common stock outstanding as of April 2, 2013, adjusted to include:

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406,957 shares of Class B common stock (of which 149,940 shares will be sold in the offering as Class A common stock) that will be issued as a result of the net exercise of a warrant in respect of 750,000 shares at an exercise price of $10.52 per share, which is contingent upon the completion of this offering; and

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20,423 shares of Class B common stock issuable upon the exercise of outstanding options at a weighted average exercise price of approximately $6.78 per share, which will be sold in the offering as Class A common stock.

The number of shares of Class A and Class B common stock to be outstanding after this offering excludes:

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an aggregate of up to 1,122,449 shares of Class B common stock issuable upon the exercise of additional warrants outstanding, at a weighted average exercise price of approximately $16.30 per share, of which 185,204 shares are vested but not yet exercisable, and 937,245 shares will become vested only upon future achievement of performance-based vesting requirements and exercisable with the passage of time;

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an aggregate of 2,250,000 shares of Class A common stock issuable upon the exercise of warrants issued on April 2, 2013 with a weighted average exercise price of $20.00 per share, which will become exercisable on the earlier of 181 days after the date of this prospectus and a change in control, and an additional 15,306 shares of Class A common stock issuable upon the exercise of a warrant that we are contractually required to issue, which will have an exercise price of $20.00 per share and will become exercisable on the earlier of 181 days after the date of this prospectus and a change in control;

•	3,467,777 shares of Class B common stock issuable upon the exercise of options outstanding at a weighted average exercise price of approximately $14.52 per share;

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646,000 shares of Class B common stock subject to stock appreciation rights outstanding at a weighted average exercise price of approximately $18.50 per share, which will be settled in shares of our Class B common stock;

•	116,900 unvested restricted stock units outstanding, which will be settled in shares of our Class B common stock;

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an additional 304,118 shares of Class B common stock reserved for future issuance under our Second Amended and Restated 2006 Restricted Stock and Restricted Stock Unit Plan, or the 2006 Plan, and our Amended and Restated 2007 Stock Option and Stock Appreciation Right Plan, or the 2007 Plan, which will become available for issuance as shares of Class A common stock under our 2013 Equity Incentive Award Plan after completion of this offering; and

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an additional 3,000,000 shares of Class A common stock that will be reserved for future issuance under our 2013 Equity Incentive Award Plan, which will become effective immediately prior to the completion of this offering.

Conventions that Apply to this Prospectus

Except as otherwise indicated, all information in this prospectus assumes:

•	no exercise of the underwriters’ option to purchase additional shares from the selling stockholders;

•	the implementation of a 1-for-2 reverse stock split of our common stock effective as of April 1, 2013, applied retroactively to all numbers of common shares and per common share data;

•	the filing of our amended and restated certificate of incorporation, which will occur immediately prior to the completion of this offering; and

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the reclassification of shares of common stock held by our stockholders of record as of immediately prior to the completion of this offering into shares of Class B common stock on a share-for-share basis.

When the selling stockholders consummate sales of Class B common stock in this offering, the shares of Class B common stock sold will automatically convert into shares of Class A common stock on a share-for-share basis. As a result, purchasers of our common stock in this offering will only receive Class A common stock, and only Class A common stock is being offered by this prospectus. Shares of Class B common stock that are not sold by the selling stockholders will remain Class B common stock unless otherwise converted into shares of Class A common stock as described under “Description of Capital Stock.”

Summary Consolidated Financial Data

The following tables present a summary of our consolidated financial data and other operational and financial data for the periods ended on or as of the dates indicated. You should read this information together with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our consolidated financial statements, related notes and other financial information included elsewhere in this prospectus. This summary of our consolidated financial data is not intended to replace the financial statements and is qualified in its entirety by the financial statements and related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of our future results.

We use a 52- or 53-week fiscal year ending on the Saturday closest to December 31, and our fiscal quarters consist of three 12-week periods and one 16- or 17-week period. The fiscal years presented in the tables below consist of the 53-week period ended January 3, 2009, or 2008, and the 52-week periods ended January 2, 2010, or 2009, January 1, 2011, or 2010, December 31, 2011, or 2011, and December 29, 2012, or 2012. As used in this prospectus, italicized terms reference line items appearing in our consolidated financial statements.

We derived the statement of operations data for 2010, 2011 and 2012 and the balance sheet data for 2011 and 2012 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the statement of operations data for 2008 and 2009 and the balance sheet data for 2008, 2009 and 2010 from our audited consolidated financial statements (which we adjusted for the impact of redeemable equity) not included in this prospectus.

	2008	2009	2010	2011	2012
	(in thousands, except per share amounts)
CONSOLIDATED STATEMENT OF INCOME DATA:
OPERATING REVENUES:
Commissions and fees	$327,874	$419,086	$499,260	$639,633	$786,552
Program, interchange, marketing and other fees(1)	26,909	70,225	64,611	87,551	103,432
Product sales	7,030	14,682	13,858	24,622	69,085

Total operating revenues	361,813	503,993	577,729	751,806	959,069

OPERATING EXPENSES:
Distribution partner commissions	207,786	266,254	315,087	410,781	510,789
Processing and services	56,805	81,303	95,694	117,263	137,105
Sales and marketing	47,918	69,472	84,131	101,581	129,285
Costs of products sold	6,438	13,502	12,167	22,655	66,572
General and administrative	21,220	24,180	33,685	39,404	38,513

Total operating expenses	340,167	454,711	540,764	691,684	882,264

OPERATING INCOME(1)	21,646	49,282	36,965	60,122	76,805

OTHER INCOME (EXPENSE):
Interest and other income	3,146	1,507	789	1,536	1,297
Interest expense	(155)	—	(70)	(5)	(11)

INCOME BEFORE INCOME TAX EXPENSE	24,637	50,789	37,684	61,653	78,091

INCOME TAX EXPENSE	9,107	24,032	18,496	25,154	30,199

NET INCOME BEFORE ALLOCATION TO NON-CONTROLLING INTEREST	15,530	26,757	19,188	36,499	47,892

Add: Loss attributable to non-controlling interest (net of tax)	—	—	—	—	273

NET INCOME ATTRIBUTABLE TO BLACKHAWK(1)	$15,530	$26,757	$19,188	$36,499	$48,165

EARNINGS PER SHARE:
Basic	$0.31	$0.53	$0.38	$0.71	$0.93
Diluted	$0.31	$0.52	$0.37	$0.70	$0.93
Weighted average shares outstanding—basic	50,423	50,583	50,615	50,225	50,045
Weighted average shares outstanding—diluted	50,423	50,773	50,998	50,877	50,045

The following table presents consolidated balance sheet data as of year-end 2008, 2009, 2010, 2011 and 2012 on an actual basis and as of year-end 2012 on an as adjusted basis to give effect to the reclassification of outstanding shares of our common stock, the termination of all redemption rights held by equity holders and the reclassification of Warrant and common stock liabilities and Redeemable equity to Stockholders’ equity. In addition, upon completion of this offering, we will be required to record an expense with respect to the equity instruments held by certain distribution partners in an amount equal to the excess of the initial public offering price per share over the relevant put or exercise price of the instrument multiplied by the relevant number of equity securities, less the amount previously expensed, with an offsetting increase in Stockholders’ equity. The amount of this non-cash expense will be $6.0 million in the aggregate.

	As of Year-End
	2008	2009	2010	2011	2012 Actual	2012 Pro Forma As Adjusted(2)
	(in thousands)
CONSOLIDATED BALANCE SHEET DATA(3):
Cash, cash equivalents and restricted cash(4)	$217,315	$46,118	$70,454	$162,642	$181,633	$181,771
Overnight cash advances to Parent(5)	199,000	541,000	504,000	598,157	495,000	495,000
Settlement receivables(6)	136,139	146,000	179,221	249,028	510,853	510,853
Total assets	665,725	909,808	973,690	1,301,301	1,533,711	1,531,912
Settlement payables(6)	525,109	686,485	767,898	990,436	1,231,429	1,231,429
Notes payable to Parent	30,917	56,486	10,568	17,915	—	—
Warrant and common stock liabilities(7)	10,712	16,528	22,801	24,943	26,675	—
Total liabilities	643,950	856,126	897,754	1,186,434	1,436,064	1,406,267
Redeemable equity	6,561	21,913	26,632	30,112	34,997	—
Total stockholders’ equity	15,214	31,769	49,304	84,755	62,650	125,645

(1)	In 2009 and 2011, we entered into contract amendments with two of our issuing banks that substituted or adjusted a program management fee for monthly card fees on our proprietary Visa gift cards. Under GAAP, we recognized as revenue fees of $23.4 million in 2009 and $4.4 million in 2011 when we entered into these amendments. A portion of the fees recognized in 2009 and 2011 related to cards sold in earlier years. For further analysis of this item and others, please see footnote (b) in the “Reconciliation of Non-GAAP Measures” table as well as the discussion of Adjusted operating revenues, Adjusted EBITDA, Adjusted EBITDA margin and Adjusted net income in footnote 7 to the “Other Operational and Financial Data” table.
(2)	Pro forma as adjusted reflects the initial offering price of $23.00 per share and an offering date of December 29, 2012 for purposes of calculating as adjusted consolidated balance sheet data and gives effect to the reclassification of outstanding shares of our common stock, the termination of all redemption rights held by equity holders and the reclassification of Warrant and common stock liabilities and Redeemable equity as Stockholders’ equity. In addition, upon completion of this offering, we will be required to record an expense with respect to the equity instruments held by certain distribution partners in an amount equal to the excess of the initial public offering price per share over the relevant put or exercise price of the instrument multiplied by the relevant number of equity securities, less the amount previously expensed, with an offsetting increase in Stockholders’ equity. The amount of this non-cash expense will be $6.0 million in the aggregate, with a tax benefit of $1.2 million. Certain selling stockholders will exercise stock options, resulting in an increase to Additional paid-in capital of $0.1 million.
(3)

A significant portion of gift card sales occurs in late December of each year as a result of the holiday selling season. The timing of December holiday sales, cash inflows from our distribution partners and cash outflows to our content providers results in significant but temporary increases in our Cash, cash equivalents and restricted cash, Overnight cash advances to Parent, Settlement receivables and Settlement payables balances at the end of each fiscal year relative to normal period end balances. In 2012, the average monthly balances of Cash, cash equivalents and restricted cash was $50.1 million and the average daily balance of Overnight cash advances to Parent was $146.3 million. For additional information about the effects of seasonality on our business, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quarterly Results of Operations and Seasonality.”

(4)	Includes $8.5 million, $8.7 million, $8.8 million, $9.0 million and $9.0 million of restricted cash at year-end 2008, 2009, 2010, 2011 and 2012, respectively. We maintain this cash balance in an escrow account in accordance with a stock purchase agreement with one of our distribution partners. This cash will become unrestricted and available for general corporate use upon the completion of this offering.
(5)	Overnight cash advances to Parent represent cash amounts that are borrowed from us by Safeway and invested by it on an overnight basis for our benefit.
(6)	Settlement receivables represent the amounts due from our distribution partners for funds collected at the point of sale related to any of our prepaid products. Settlement payables represent the amounts that are due to our content providers or issuing banks.
(7)	Warrant and common stock liabilities represent the potential cash settlement obligation to certain distribution partners under put rights for equity instruments they hold. For additional information about the balance sheet classification of such rights, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Equity Instruments Issued to Distribution Partners.”

	2008	2009	2010	2011	2012
	(in thousands, except percentages, average load transaction value and selling stores)
OTHER OPERATIONAL AND FINANCIAL DATA:
Load value(1)	$3,839,695	$4,684,505	$5,511,596	$6,914,373	$8,474,285
Commissions and fees as a % of load value(2)	8.5%	8.9%	9.1%	9.3%	9.3%
Distribution partner commissions paid as a % of commissions and fees(3)	63.4%	63.5%	63.1%	64.2%	64.9%
Number of load transactions(4)	109,940	134,633	154,551	184,245	216,214
Average load transaction value(5)	$34.93	$34.79	$35.66	$37.53	$39.19
Selling stores(6)	52,600	50,700	59,900	75,800	100,700
Adjusted operating revenues(7)	$164,574	$226,148	$265,716	$337,512	$448,280
Adjusted EBITDA(7)	$38,507	$52,921	$59,793	$78,109	$99,702
Adjusted EBITDA margin(7)	23.4%	23.4%	22.5%	23.1%	22.2%
Adjusted net income(7)	$22,679	$26,846	$28,265	$38,920	$50,337

(1)	Represents the total dollar amount of value loaded (including reloads) onto any of our prepaid products during the period.
(2)	Represents the total amount of Commissions and fees recognized during the period as a percentage of Load value for the same period.
(3)	Represents Distribution partner commissions expense divided by Commissions and fees revenue during the period.
(4)	Represents the total number of load transactions (including reloads) for all of our prepaid products during the period.
(5)	Represents Load value divided by Number of load transactions during the period.
(6)	Represents the approximate number of retail store locations selling one or more of our cards during the latest fiscal quarter within the period presented.
(7)	Adjusted operating revenues, EBITDA, Adjusted EBITDA, Adjusted EBITDA margin and Adjusted net income are non-GAAP financial measures. Generally, a non-GAAP financial measure is a numerical measure of a company’s performance, financial position or cash flow that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with GAAP. These measures, however, should be considered in addition to, and not as a substitute for or superior to, operating revenues, operating income, operating margin, cash flows, or other measures of the financial performance prepared in accordance with GAAP.

We regard Adjusted operating revenues, EBITDA, Adjusted EBITDA, Adjusted EBITDA margin and Adjusted net income as useful measures of operational and financial performance of the business. We regard Adjusted EBITDA margin as an important financial metric that we use to evaluate the operating efficiency of our business. Adjusted EBITDA and Adjusted net income measures are prepared and presented to eliminate the effect of items from EBITDA and net income that we do not consider indicative of our core operating performance within the period presented. Adjusted operating revenues are prepared and presented to eliminate the prior period effect or effects of certain provisions contained in contract amendments with our proprietary Visa gift card issuing banks and to eliminate the commissions paid to our distribution partners. Adjusted EBITDA margin represents Adjusted EBITDA as a percentage of Adjusted operating revenues. Our Adjusted operating revenues, Adjusted EBITDA, Adjusted EBITDA margin and Adjusted net income may not be comparable to similarly titled measures of other organizations because other organizations may not calculate these measures in the same manner as we do. You are encouraged to evaluate our adjustments and the reasons we consider them appropriate.

We believe Adjusted operating revenues, EBITDA, Adjusted EBITDA, Adjusted EBITDA margin and Adjusted net income are useful to evaluate our operating performance for the following reasons:

•	adjusting our operating revenues for the issuing bank contract amendment fees and the commissions paid to our distribution partners is useful to understanding our operating margin;

•

EBITDA and Adjusted EBITDA are widely used by investors and securities analysts to measure a company’s operating performance without regard to items that can vary substantially from company to company and from period to period depending upon their financing, accounting and tax methods, the book value of their assets, their capital structures and the method by which their assets were acquired;

•

Adjusted EBITDA margin provides a measure of operating efficiency based on Adjusted operating revenues and without regard to items that can vary substantially from company to company and from period to period depending upon their financing, accounting and tax methods, the book value of their assets, their capital structures and the method by which their assets were acquired;

•

non-cash equity grants made to employees and distribution partners at a certain price and point in time do not necessarily reflect how our business is performing at any particular time and the related expenses are not key measures of our core operating performance;

•

the issuing bank contract amendment fee adjustments are necessary to adjust operating revenues, EBITDA and Net income to recognize the revenues from these fees as if the contract amendments had been in force in the previous years, which we believe better reflects our core operating performance during those periods;

•

intangible asset amortization expenses can vary substantially from company to company and from period to period depending upon the applicable financing and accounting methods, the fair value and average expected life of the acquired intangible assets, the capital structure and the method by which the intangible assets were acquired and, as such, we do not believe that these adjustments are reflective of our core operating performance; and

•

non-cash fair value adjustments to contingent business acquisition liability do not directly reflect how our business is performing at any particular time and the related expense adjustment amounts are not key measures of our core operating performance.

The following tables present a reconciliation of Total operating revenues to Adjusted operating revenues, a reconciliation of Net income to EBITDA and Adjusted EBITDA, a reconciliation of Operating income margin to Adjusted EBITDA margin and a reconciliation of Net income to Adjusted net income, in each case reconciling the most comparable GAAP measure to the adjusted measure, for each of the periods indicated.

Reconciliation of Non-GAAP Measures:

	2008	2009	2010	2011	2012
	(in thousands)
Adjusted operating revenues:
Total operating revenues	$361,813	$503,993	$577,729	$751,806	$959,069
Issuing bank contract amendment fee adjustment(b)	10,547	(11,591)	3,074	(3,513)	—
Distribution partner commissions	(207,786)	(266,254)	(315,087)	(410,781)	(510,789)

Adjusted operating revenues	$164,574	$226,148	$265,716	$337,512	$448,280

	2008	2009	2010	2011	2012
	(in thousands, except percentages)
Adjusted EBITDA:
Net income	$15,530	$26,757	$19,188	$36,499	$47,892
Interest and other income	(3,146)	(1,507)	(789)	(1,536)	(1,297)
Interest expense	155	—	70	5	11
Income tax expense	9,107	24,032	18,496	25,154	30,199
Depreciation and amortization	5,344	7,889	11,126	15,123	18,431

EBITDA	26,990	57,171	48,091	75,245	95,236
Adjustments to EBITDA:
Employee stock-based compensation	1,071	1,686	2,490	3,028	5,008
Distribution partner mark-to-market expense(a)	(101)	5,655	6,138	3,260	2,432
Issuing bank contract amendment fee adjustment(b)	10,547	(11,591)	3,074	(3,513)	—
Change in fair value of contingent consideration(c)	—	—	—	89	(2,974)

Adjusted EBITDA	$38,507	$52,921	$59,793	$78,109	$99,702

Adjusted EBITDA margin:
Total operating revenues	$361,813	$503,993	$577,729	$751,806	$959,069
Operating income	$21,646	$49,282	$36,965	$60,122	$76,805
Operating margin	6.0%	9.8%	6.4%	8.0%	8.0%
Adjusted operating revenues	$164,574	$226,148	$265,716	$337,512	$448,280
Adjusted EBITDA	$38,507	$52,921	$59,793	$78,109	$99,702
Adjusted EBITDA margin	23.4%	23.4%	22.5%	23.1%	22.2%

	2008	2009	2010	2011	2012
	(in thousands)
Adjusted net income:
Net income	$15,530	$26,757	$19,188	$36,499	$47,892
Employee stock-based compensation	1,071	1,686	2,490	3,028	5,008
Distribution partner mark-to-market expense(a)	(101)	5,655	6,138	3,260	2,432
Issuing bank contract amendment fee adjustment(b)	10,547	(11,591)	3,074	(3,513)	—
Change in fair value of contingent consideration(c)	—	—	—	89	(2,974)
Amortization of intangibles(d)	449	449	449	543	785

Total pre tax adjustments	11,966	(3,801)	12,151	3,407	5,251
Tax expense on adjustments(e)	(4,817)	3,890	(3,074)	(986)	(2,806)

Adjusted net income	$22,679	$26,846	$28,265	$38,920	$50,337

(a)	Distribution partner equity instruments are generally marked to market at each reporting date to fair value until the instrument is settled or expired. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Equity Instruments Issued to Distribution Partners.”
(b)	In 2009 and 2011, we entered into contract amendments with two of our issuing banks that substituted or adjusted a program management fee for monthly card fees on our proprietary Visa gift cards. Under GAAP, we recognized fee revenue of $23.4 million in 2009 and $4.4 million in 2011 when we entered into these amendments. A portion of the fees recognized in 2009 and 2011 related to cards sold in earlier years. Adjusted EBITDA and Adjusted net income for 2008 through 2011 have been adjusted to recognize the revenues from these fees as if the contract amendments had been in force in the previous years. The amount of revenues recognized over the periods presented in our non-GAAP financial measures is not different than the aggregate amount of revenues recognized under GAAP and presented in the audited financial statements.
(c)	Adjustments to reflect a contingent business acquisition liability at its estimated fair value.
(d)	Non-cash expense resulting from the amortization of intangible assets.
(e)	Assumes our statutory tax rate adjusted for certain amounts that are not deductible for tax purposes.

GLOSSARY OF INDUSTRY AND OTHER TERMS

Set forth below is a glossary of industry and other terms used in this prospectus:

“Active,” with respect to distribution partners, means distribution partners that have sold one or more of our cards during the latest fiscal quarter.

“Average load transaction value” for any period means the total dollar amount of value loaded onto any of our prepaid products divided by the total number of load transactions (including reloads) for all our prepaid products during the relevant period.

“Closed loop gift cards” means prepaid cards that are accepted as payment by only a single merchant, affiliated merchants (including licensees and franchisees) or a limited group of merchants (such as a shopping mall gift card).

“Content providers” means those companies that supply the prepaid access products that we distribute.

“Conventional grocery retailer” means a retailer that sells a variety of food products, including some perishable items, such as meat, produce and dairy, as well as general merchandise, as distinct from a retailer that is generally an operator of supercenters, big box general merchandise stores, specialty retail food stores, niche retail food stores or warehouse outlets.

“Distribution partners” means the retail and online merchants in our network that sell the products we distribute.

“GPR cards” means general purpose reloadable open loop prepaid cards, which are cards that are registered by the cardholder with the issuing bank or licensed money transmitter after customer identification is performed.

“Issuing bank” means a depository financial institution that, as a member of a network card association, issues the bank-issued open loop products we distribute.

“Load transaction” means each transaction through our network in which a consumer loads funds onto the cards we distribute (including reloads).

“Load value” means the total dollar amount of value loaded onto any of our prepaid products (including reloads).

“Network-branded” means products that are branded by a network card association such as American Express, MasterCard or Visa.

“Open loop gift cards” are open loop prepaid cards that are non-reloadable and anonymous (that is, do not require registration by the cardholder).

“Open loop prepaid cards” means cards that are branded by a network card association such as American Express, MasterCard or Visa, and that are accepted as payment by multiple, unaffiliated retail merchants. Open loop prepaid cards can be either open loop gift cards or GPR cards.

“Open loop products” are open loop prepaid cards and other prepaid access products redeemable at multiple, unaffiliated retail merchants.

“PayPower GPR card” means the GPR card that is both branded and program-managed by us and is issued by one of our issuing banks.

“Prepaid access product” means an electronic device or vehicle, such as a card, plate, code, number, electronic serial number, mobile identification number, personal identification number or other instrument that provides access to funds or the value of funds that have been paid in advance and can be retrievable and transferable at some point in the future, including closed loop gift cards, open loop gift cards, prepaid telecom cards and GPR cards.

“Prepaid telecom cards” means prepaid cards that may be redeemed for airtime usage on the network of a wired or wireless telecommunications provider.

“Program manage” means to provide program manager services.

“Program manager” means an entity that is principally responsible for marketing and distributing open loop products for sale by third-party retailers, on behalf of an issuing bank, and that may provide certain other services, either directly or through subcontractors, including customer service, card production and transaction processing services.

“Selling stores” means the number of retail store locations selling one or more of our cards during the latest fiscal quarter within the period presented.

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as the other information in this prospectus, before deciding whether to invest in shares of our Class A common stock. The occurrence of any of the events or circumstances described below or other adverse events could have a material adverse effect on our business, results of operations and financial condition. If such an event or circumstance were to occur, the trading price of our Class A common stock may decline and you may lose all or part of your investment. Additional risks or uncertainties not presently known to us or that we currently deem immaterial may also harm our business.

Risks Related to Our Business and Industry

We may not be able to grow at historic rates in the future, if at all.

Our revenues have grown rapidly, increasing from $577.7 million in 2010 to $959.1 million in 2012, representing a compound annual growth rate of 28.8%. There can be no assurance that we will be able to continue our historic growth rates in future periods. Our ability to maintain and grow our business depends on a number of factors, many of which are outside our control. These include:

•	changes in consumer preferences and demand for the products and services that we offer;

•	our ability to retain and attract new customers, both in-store and online;

•	our ability to maintain and expand our distribution network;

•	our ability to maintain and expand the supply and variety of products and services that we distribute and offer;

•	our ability to increase the productivity of our distribution partners’ stores, including through in-store execution of marketing, loyalty and merchandising programs;

•	our ability to anticipate and adapt to technological changes in the industry, as well as to develop new technologies to deliver our product and service offerings;

•	our ability to maintain our relationships with issuing banks and other industry participants;

•	pricing pressure in the face of increasing competition and other market forces;

•

regulatory changes or uncertainty that increase compliance costs, decrease the attractiveness of the products and services we offer or make it more difficult or less attractive for us, our distribution partners or our content providers, including issuing banks, to participate in our industry; and

•

consumer acceptance of our product and services offerings in international markets, and our ability to grow our international operations and manage related regulatory compliance and foreign currency risk.

Even if we are successful in increasing our operating revenues through our various initiatives and strategies, we may experience a decline in growth rates and/or an increase in expenses, which could have a material adverse effect on our business, results of operations and financial condition.

Our operating revenues may decline if we lose one or more of our top distribution partners, fail to maintain existing relationships with our distribution partners or fail to attract new distribution partners to our network, or if the financial performance of our distribution partners’ businesses declines.

The success of our business depends in large part upon our relationships with distribution partners, including Safeway. During 2010, 2011 and 2012, Safeway was our largest distribution partner, measured by operating revenues, and represented approximately 16.6%, 14.5% and 12.2% of our operating revenues, respectively, and our top four largest distribution partners excluding Safeway (each also a conventional grocery retailer), represented approximately 35.8%, 36.4% and 35.6% of our operating revenues, respectively.

Many of our distribution partner agreements are subject to renewal every three to five years. Upon expiration of their agreements with us, our distribution partners may enter into relationships with our competitors instead of renewing their agreements with us, renew their agreements with us on less favorable terms or establish direct relationships with our content providers. There is no assurance that we will be able to continue our relationships with these distribution partners on the same terms, or at all, in future periods. Among other things, many of our distribution partner agreements, including our agreement with Safeway, contain varying degrees of exclusivity for us as the provider of prepaid products in their stores, and it is important to our competitive positioning to maintain those exclusive relationships. Our operating results could be materially and adversely affected if any of our significant distribution partners terminates, fails to renew or fails to renew on similar or more favorable terms, its agreement with us. In addition, exclusive relationships between potential distribution partners and our competitors as well as other commercial arrangements may make it difficult for us to attract new distribution partners to our network.

The success of our business also depends on the continued success of our distribution partners’ businesses. Accordingly, our operating results may fluctuate with the performance of our partners’ businesses, including their ability to maintain and increase consumer traffic in their stores.

We rely on our content providers for our product and service offerings, and the loss of one or more of our top content providers or a decline in demand for their products, or our failure to maintain existing exclusivity arrangements with content providers or to attract new content providers to our network, could have a material adverse effect on our business, results of operations and financial condition.

The success of our business depends, in large part, on our ability to offer a wide array of quality content. Our agreements with our content providers generally range from one to three years in length. There can be no assurance that we will be able to negotiate a renewal of those agreements on satisfactory terms or at all. Some of these agreements also permit the content providers to terminate their agreements with us prior to expiration if we fail to meet certain operational performance standards, among other reasons. In addition, we distribute the open loop gift and reloadable products of certain of our competitors, such as American Express, Green Dot and NetSpend. These content providers may choose to cease doing business with us for competitive or other reasons.

Many of our content provider agreements specify varying degrees of exclusivity for Blackhawk as a third-party distributor. Failure to maintain the same level of exclusivity of any of our agreements, whether upon renewal with our content providers or otherwise, could adversely affect our business, results of operations and financial condition. The exclusive arrangements that we have been able to negotiate vary widely, and in many instances exclusivity is limited to particular channels, such as conventional grocery retailer channels, or more narrowly. Our content providers with limited or no exclusivity arrangements may decide to establish direct relationships with our distribution partners or use other third-party distributors to sell through existing or other channels. Our content providers may also eliminate their third-party distribution relationships entirely and offer their cards only in their own physical and online retail locations. Certain of our content providers represent a significant portion of our revenues, one of which represented 12% in 2012.

Some of our contracts with content providers require a guarantee of our payment obligations by Safeway, our parent company. Some of these guarantees expire upon certain events, such as a change of control or this offering. Failure to provide adequate security or our failure to demonstrate our independent financial viability to such content providers, or to any new content providers who may require security in the future, may adversely affect our ability to maintain our relationships with our content providers or adversely affect our cash flows.

Our ability to grow our business depends, in large part, on our ability to expand our product offerings by adding new content providers. Exclusive relationships between other content providers and our competitors may make it more difficult for us to attract new content providers to our network. In addition, some of our agreements with content providers prohibit us from offering products of those providers’ competitors. If we are not able to attract new content providers due to exclusivity arrangements, competitive factors or otherwise, our business may suffer.

The success of our business is heavily dependent on consumer demand for our content providers’ products and services. Any factors negatively affecting our content providers or their industries, including those discussed elsewhere in this “Risk Factors” section, could have a material adverse effect on our business, results of operations and financial condition.

We rely on relationships with card issuing banks for services related to products for which we act as program manager, and our business, results of operations and financial condition could be materially and adversely affected if we fail to maintain these relationships or if we maintain them under new terms that are less favorable to us.

We rely on issuing banks for critical services, such as membership in the Visa card association and provision of Federal Deposit Insurance Corporation, or FDIC, insured depository accounts tied to our program-managed GPR cards. MetaBank is one of the issuing banks for our proprietary GPR products and open loop products and, in 2011, was the issuing bank for substantially all of our proprietary open loop gift and GPR products. If our relationship with MetaBank deteriorates, it could hinder our ability to grow our business and have a material adverse effect on our business, results of operations and financial condition.

According to the public disclosures of MetaBank, a Supervisory Directive issued in 2010 by the Office of Thrift Supervision, or the OTS, now the Office of the Comptroller, or the OCC, and a Cease and Desist Order issued in July 2011, require MetaBank to obtain prior written approval of the OCC in order to, among other things, enter into any new third-party relationship agreements concerning any credit or deposit product (including prepaid access), materially amend any such existing agreements and publicly announce any new third-party relationship agreements or material amendments to existing agreements. These directives and orders have limited or prevented our ability to offer MetaBank-issued cards to new distribution partners. If, as a result of the 2010 Supervisory Directive, the 2011 Cease and Desist Order or further OCC actions, MetaBank is unable to continue to service our existing needs or support our future growth, we may be forced to move our cards issued through MetaBank to another issuing bank. For additional information about our relationship with our issuing banks, please see “Business—Bank Partners” elsewhere in this prospectus.

Although we recently entered into an agreement with University National Bank as a second issuing bank for proprietary Visa gift cards and with The Bancorp Bank, or Bancorp, as a second issuing bank for Visa-branded GPR cards, there can be no assurance that we will be able to reduce the risk associated with our reliance on MetaBank. We continue to use MetaBank as the issuing bank for a substantial majority of our proprietary Visa gift cards, and we cannot assure you that we will continue to achieve comparable financial terms related to these programs if we are required, or elect, to reduce or eliminate our issuances through MetaBank. Further, we may not be able to renew our existing agreements with issuing banks or enter into relationships with additional banks on acceptable terms, or at all, in which case we would incur significant transition and other costs and expenses, and users of our products and services could be significantly affected. In addition, there has been increased regulatory scrutiny of products and services that are offered by issuing banks (including our issuing banks) in conjunction with third parties. To the extent that our bank-issued products become the subject of such regulation, we may face increased compliance costs and limits on our product offerings, among other consequences. If any material adverse event were to affect MetaBank, University Bank, Bancorp or any other issuing bank with whom we have a relationship, including a decline in their financial condition, a decline in the quality of their services, loss of their deposits, their failure or inability to comply with applicable banking and financial regulatory requirements (including the 2010 Supervisory Directive or further regulatory actions), a systems failure or their inability to pay us fees or outstanding receivable balances, then our business, results of operations and financial condition could be materially and adversely affected.

If our distribution partners fail to actively and effectively promote our products and services, our future growth and results of operations may suffer.

Substantially all of our operating revenues are derived from sales of our products and services at the locations of our distribution partners. Our success depends heavily on the retail execution of our distribution partners in promoting the prepaid products supplied by our content providers, which we can facilitate but do not control. For example, the in-store placement and size of our prepaid card displays, as well as the marketing and merchandising efforts of our distribution partners for our products and services, all have an impact on the number and load value of products and services sold. Although we advise our distribution partners concerning optimal display of the card content, our contracts allow distribution partners to exercise significant discretion over the placement and promotion of our products in their stores. In addition, those of our distribution partners who only have basic displays of our products may not be willing or able to implement enhanced displays and marketing efforts, which could significantly harm our ability to grow our business. If our distribution partners give more favorable placement or promotion to the products and services of our competitors, or otherwise fail to effectively market our products and services, our results of operations may suffer.

Historically, inclusion of our products and services in certain of our distribution partners’ customer loyalty programs has resulted in significant increases in sales of our products and services for certain of such partners. An important part of our growth strategy is to continue to implement and expand these loyalty programs. However, customer participation in these loyalty programs may decline, or our distribution partners may fail to adopt new loyalty programs that include our distributed products and services, change their existing loyalty programs in a manner that reduces or eliminates inclusion of our products and services or reduces the programs’ effectiveness or terminate their existing loyalty programs altogether. For example, some of these loyalty programs provide for discounts on gasoline. To the extent fuel prices decline or our distribution partners reduce the discount, customer participation in these loyalty programs may also decline. Any of these events could have a material adverse effect on our business, results of operations and financial condition.

We operate in a highly and increasingly regulated environment, and failure by us or the businesses that participate in our distribution network to comply with applicable laws and regulations could have a material adverse effect on our business, results of operations and financial condition.

We and our content providers and distribution partners are subject to a wide variety of federal, state, local and foreign laws and regulations. This legal and regulatory landscape has significantly expanded and has become increasingly complex in recent years, and we expect such trends to continue. These laws and regulations presently include, among others:

•	federal anti-money laundering laws and regulations, including the USA PATRIOT Act, the Bank Secrecy Act, anti-terrorist financing laws and anti-bribery and corrupt practice laws and regulations;

•	federal and state consumer protection laws and regulations;

•	state unclaimed property laws and money transmitter licensing requirements; and

•	foreign jurisdiction payment services industry regulations.

Costs of compliance or penalties for failure to comply with these laws and regulations could have a material adverse effect on our business, financial condition and results of operations.

The laws and regulations applicable to our business, and the businesses of our content providers and distribution partners, are often unclear and may differ or conflict between jurisdictions, rendering compliance difficult and costly. Failure by us and our regulated subsidiaries or businesses that participate in our distribution network to comply with all applicable laws and regulations could result in fines and penalties, limitations on our ability to conduct our business, or governmental or third-party actions. Regulatory agencies in these matters may seek recovery of large or indeterminate amounts or seek to have aspects of our business or that of our business partners modified or suspended. The outcome of regulatory proceedings or investigations is difficult to predict. Any fines, penalties or limitations on our business could significantly harm our reputation with consumers and other program participants, as well as the reputation of the banks that issue open loop cards that we manage, any and all of which could materially and adversely affect our business, operating results and financial condition, including potentially decreasing acceptance and use of, and loyalty to, our products and services. In addition, if our content providers and distribution partners have adverse experiences resulting from regulatory compliance obligations arising from their relationships with us, they may seek to curtail, terminate or adversely modify those relationships, which could harm our business, operating results and financial condition. In addition, we perform various compliance functions on behalf of our issuing banks, and any failure to perform those functions properly could result in contractual claims brought against us by our issuing banks.

We are increasingly facing more stringent anti-money laundering rules and regulations, compliance with which may increase our costs of operation, decrease our operating revenues and disrupt our business.

We are subject to the Bank Secrecy Act, or the BSA, as amended by the USA PATRIOT Act, or the Patriot Act. Our subsidiary, Blackhawk Network California, Inc., is a registered money services business subject to reporting requirements related to anti-money laundering compliance obligations arising under the Patriot Act and its implementing regulations. A more aggressive enforcement of the BSA and other federal anti-money laundering and terrorist financing prevention laws or more onerous regulation could increase our or our distribution partners’ compliance costs or require changes in, or place limits upon, the products and services we offer, which in turn could have a material adverse effect on our business, results of operations and financial condition.

In the event that we were to become a provider of prepaid access in the future, either due to a change in Financial Crimes Enforcement Network’s, or FinCEN’s, position or our introduction of new products and services, we would be required to comply with the requirements of FinCEN’s Prepaid Access Rule as they apply to providers of prepaid access, which include obligations to obtain personal identifying information for each person that purchases a prepaid access product through our programs and retain access to such information for five years after the last use of such product, serve as a central source of information for law enforcement and file reports of suspicious transactions with the U.S. Treasury Department. Registration as a provider under the Prepaid Access Rule would result in increased costs and diversion of resources away from our core operations.

If any of our content providers is unwilling or unable to make any required operational changes to fall within the exclusions provided under the Prepaid Access Rule, we would no longer be able to distribute such products of the content provider for sale through our program without our or our retail distribution partners taking on an obligation to comply with the Prepaid Access Rule in full. Moreover, the compliance costs and risks associated with the Prepaid Access Rule may discourage content providers and distribution partners from participating in our network, which could have a material adverse effect on our business, results of operations and financial condition. In addition, abuse of our prepaid access products for purposes of money laundering or terrorist financing could cause reputational or other harm that could have a material adverse effect on our business, results of operations and financial condition. Please see the risk factor titled “Fraudulent and other illegal activity involving our products and services could lead to reputational and financial harm to us and reduce the use and acceptance of our prepaid access products and services” and “Business—Regulation—Anti-Terrorism and Anti-Bribery Regulation” for additional information.

Abuse of our prepaid products for purposes of financing sanctioned countries or corruption could cause reputational or other harm that could have a material adverse effect on our business, results of operations and financial condition.

We are subject to an array of federal anti-terrorism and anti-bribery legislation such as a series of laws administered by the U.S. Treasury Department’s Office of Foreign Assets Control and the Foreign Corrupt Practices Act. Abuse of our prepaid products for purposes of financing sanctioned countries or corruption could cause reputational or other harm that could have a material adverse effect on our business, results of operations and financial condition. Increasing regulatory scrutiny of our industry with respect to terrorist financing or corruption could result in more aggressive enforcement of such laws or more onerous regulation, which could increase our compliance costs or require changes in, or place limits upon, the products and services we offer, and which in turn could have a material adverse effect on our business, results of operations and financial condition. Please See “Business—Regulation—Anti-Terrorism and Anti-Bribery Regulation.”

Failure to comply with, or further expansion of, consumer protection regulations could have a material adverse effect on our business, results of operations and financial condition.

We are subject to federal regulation aimed at consumer protection. For example, the Credit Card Accountability, Responsibility, and Disclosure Act of 2009, or the CARD Act, imposes requirements relating to disclosures, fees and expiration dates that are generally applicable to gift certificates and prepaid cards. We believe that GPR cards and the maintenance fees charged on our GPR cards are exempt from these requirements under an express exclusion for cards that are reloadable and not marketed or labeled as a gift card or gift certificate. However, this exclusion is not available if the issuer, the distribution partner or the program manager promotes, even if occasionally, the use of the card as a gift card or gift certificate. We provide our distribution partners with instructions and policies regarding the display and promotion of our GPR cards so that retailers do not market our GPR cards as gift cards. For example, we instruct retailers to separate or otherwise distinguish our GPR cards from gift cards on their displays. However, we do not control our distribution partners and cannot assure that they will comply with our instructions and policies. If displayed incorrectly, it is possible that our GPR cards would lose their eligibility for this exclusion from the CARD Act requirements, and therefore could be deemed to be in violation of the CARD Act, which could result in the imposition of fines, the suspension of our ability to offer GPR cards, civil liability, criminal liability and the inability of our issuing banks to apply certain fees to our GPR cards, each of which could have a material adverse effect on our business, results of operations and financial condition.

Furthermore, on May 24, 2012, the Consumer Financial Protection Bureau, or the CFPB, published an advance notice of proposed rulemaking regarding GPR cards, in which the CFPB posed a series of questions relating to potential application of certain provisions of the Electronic Funds Transfer Act and Regulation E (such as those related to disclosure requirements, periodic reporting, error resolution procedures and liability limitations) to GPR products. While we believe that it is appropriate to apply a limited set of Regulation E provisions to GPR products that are intended for repeated self-use, other components of Regulation E compliance (such as those that would require obtaining customer information at the time of sale) would be highly disruptive to our distribution partners’ business and may materially increase our or our distribution partners’ costs of operation or disrupt our business. For that reason, we have advocated for alternative methods of providing account transaction information currently used by many payroll card providers, such as information available by telephone or online. However, there can be no assurance that the ultimate rule will adopt the position we have advocated. Other aspects of Regulation E compliance could impose additional obligations on our issuing banks or us, which could increase our costs of operations or make our issuing banks unwilling to engage in the GPR business.

We may become subject to further regulation by the CFPB, which was created under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act. On July 17, 2012, the CFPB issued a final rule defining certain nonbank “larger participants” in markets for consumer financial products or services. It is uncertain whether the CFPB will include money transmission, check cashing and prepaid cards within the definition of larger participant as well as what criteria and which thresholds should be used to define larger participants. At this time, we are not certain whether we will be considered a larger participant under the CFPB’s final rules. It is possible that the CFPB could propose and adopt rules that would give the CFPB regulatory, supervisory and enforcement powers over us. The CFPB can obtain cease and desist orders, which may include orders for restitution or rescission of contracts as well as other kinds of affirmative relief, and monetary penalties ranging from $5,000 per day for ordinary violations of federal consumer financial laws to $25,000 per day for reckless violations and $1 million per day for knowing violations. Also, where a company has violated the Dodd-Frank Act or CFPB regulations, the Dodd-Frank Act empowers state attorneys general and state regulators to bring civil actions for the type of cease and desist orders available to the CFPB. Expanded CFPB jurisdiction over our business may increase our compliance costs and risks, which could have a material adverse effect on our business, results of operations and financial condition.

Furthermore, failure by us to comply with federal and state privacy and information safeguard laws could result in fines and penalties from regulators and harm to our reputation with our customers and business partners, all of which could have a material adverse effect on our business, results of operations and financial condition. Please see “Business—Regulation—Privacy” for additional information relating to the privacy and information security laws and regulations to which we are subject.

Failure by us to comply with federal banking regulation may subject us to fines and penalties and our relationships with our issuing banks may be harmed.

We are subject to federal banking regulation through our relationships with our issuing banks. The GPR cards and certain open loop products for which we serve as program manager are the products of MetaBank, University Bank, The Bancorp Bank and U.S. Bank, which we refer to collectively as our issuing banks and which are subject to various federal and state laws and regulation by a number of authorities, including the OCC, FRB, the FDIC, and the Delaware Office of the State Bank Commissioner. As a third-party service provider to our issuing banks, we are subject to regulation and audit and examination by the OCC, FRB and FDIC. As an agent of our issuing banks, we are considered “institution-affiliated parties” of our issuing banks and subject to the enforcement jurisdiction of these federal banking agencies for our activities in that capacity. To the extent that we fail to comply with such federal banking regulations, we may incur fines and penalties and our relationships with our issuing banks may be harmed, all of which could have a material adverse effect on our business, results of operations and financial condition.

Costs of compliance or penalties for failure to comply with or changes in state unclaimed property laws and regulations and changes in state tax codes could have a material adverse effect on our business, financial condition and results of operations.

State unclaimed property laws require that card issuers track information on our card products and services and that, if customer funds are unclaimed at the end of an applicable statutory abandonment period, the proceeds of the unclaimed property be remitted to the appropriate jurisdiction. We are directly responsible for compliance with state unclaimed property laws in connection with our REloadit business. We have also agreed to provide information to our issuing banks on card usage to enable them to comply with unclaimed property laws with respect to our bank-issued products. For such products, we or our issuing banks are required to remit unredeemed funds to certain states pursuant to unclaimed property laws, although not all state laws apply to unredeemed prepaid products.

States periodically revise their unclaimed property laws to increase state revenues relating to collection of unclaimed property, which may adversely affect our business. We have derived approximately 1% of our revenues in each of the last three fiscal years from consumers’ failure to redeem prepaid products that we or Safeway issue. We also earn supplemental fees from the banks that issue our program-managed open loop gift cards that may be adversely impacted to the extent that unredeemed funds on such products become increasingly subject to state unclaimed property laws. Such fees represented 4.1%, 4.3% and 3.9% of total revenues in 2010, 2011 and 2012, respectively.

In addition, states may also revise their tax codes to introduce new or higher taxes relating to our products and services, and these actions, individually or in the aggregate, could adversely affect our margins and make our products and services less attractive to consumers.

If we fail to maintain our existing money transmitter licenses or permits, or fail to obtain new licenses or permits in a timely manner, our business, results of operations and financial condition could be materially and adversely affected.

Most states regulate the business of sellers of traveler’s checks, money orders, drafts and other money instruments, which we refer to collectively as money transmitters. While a large number of states expressly exempt banks and their agents from regulation as money transmitters, others purport to regulate the money transmittal businesses of bank agents or do not extend exemptions to non-branch bank agents. We have historically taken the position that state money transmitter statutes do not apply to our core prepaid card distribution business. Nonetheless, in connection with our open loop business, we rely on the money transmitter licenses of our Blackhawk Network California, Inc. subsidiary in connection with our bank-issued products in some of those states; and our core distribution business, Blackhawk Network, Inc., is licensed in connection with gift card distribution in two states, Maryland and West Virginia.

In connection with our REloadit business, our Blackhawk Network California, Inc. subsidiary is a licensed money transmitter in most U.S. jurisdictions. The remaining U.S. jurisdictions either do not currently regulate money transmitters or have determined that we do not need to be licensed in connection with our current businesses. If our regulated subsidiaries fail to maintain their existing licenses or permits, or fail to obtain new licenses or permits in a timely manner, our business, results of operations and financial condition could be materially and adversely affected. Please see “Business—Regulation—Money Transmitter Licenses or Permits” for additional information.

Changes in laws and regulations to which we are subject, or to which we may become subject in the future, may materially increase our costs of operation, decrease our operating revenues and disrupt our business.

Changes in laws and regulations may occur that could:

•	impair or eliminate our ability to conduct certain aspects of our business;

•	increase our compliance and other costs of doing business;

•	require significant product redesign or systems redevelopment;

•	render our products or services less profitable, obsolete or less attractive compared to competing products;

•	affect our distribution partners’ or content providers’ willingness to do business with us or operate in our industry;

•	reduce the amount of revenues that we derive from unredeemed prepaid products; and

•	discourage distribution partners from offering, and consumers from purchasing, our prepaid products.

Any of these events could have a material adverse effect on our business, results of operations and financial condition. In light of current economic conditions, legislators and regulators have increased their focus on the banking and consumer financial services industry. As a result, in recent years there has been a significant increase in the regulation of the prepaid industry that is intended to protect consumers and help detect and prevent money laundering, terrorist financing and other illicit activities.

At both the federal and state level, there are recent changes and proposed changes to existing laws and regulations that would limit the fees or interchange rates that can be charged or refine the disclosures that must be provided with respect to our products and services or expand the point-of-sale data collection that is required when prepaid cards are sold, all of which have increased, and may in the future increase, our costs and decrease our operating revenues. For example, the provisions of the Dodd–Frank Act known as the Durbin Amendment gave the FRB the power to regulate debit card interchange fees. On June 29, 2011, the FRB issued its final rule that set a cap, which took effect on October 1, 2011, on the interchange fee an issuer can receive from a single debit card transaction (21 cents plus 5 basis points multiplied by the amount of the transaction); and the rule allows an issuer to raise its interchange fees by as much as one cent if it implements certain fraud-prevention measures. GPR cards, including certain of our GPR products, and smaller issuing banks, including some of our issuing banks, are exempt from the rule. However, to the extent that one or more of our GPR products or issuing banks lose their exempt status, the interchange rates applicable to transactions involving those GPR products or issuing banks could be impacted, which would decrease our revenues and profit and could have a material adverse effect on our financial condition and results of operations. Please see “Risk Factors—Risks Related to Our Business and Industry. We rely on relationships with card issuing banks for services related to products for which we act as program manager, and our business, results of operations and financial condition could be materially and adversely affected if we fail to maintain these relationships or if we maintain them under new terms that are less favorable to us.”

Additionally, the Durbin Amendment requires that certain prepaid access products be accessible through two unaffiliated payment networks, which we refer to as the network exclusivity requirement. The compliance deadline for the network exclusivity requirement for open loop gift and GPR cards was April 1, 2013, subject to certain exceptions with respect to reloads on GPR cards that were issued prior to April 1, 2013. We and the issuing banks and program managers for these products made certain changes in response to the requirement, which increased certain of our costs. However, on March 13, 2013, the Staff of the Board of Governors of the Federal Reserve System, or the Staff, issued certain

“frequently asked questions”, or FAQs, relating to the network exclusivity requirement. We and the issuing banks and program managers have made further changes to address the FAQs, and we believe that the open loop gift and GPR cards that we distribute are in compliance with the network exclusivity requirement, as PINs are enabled on such products at the time of their activation. We and others in the prepaid industry have requested clarification from the Staff that our changes comply with the network exclusivity requirement. However, based on language in the FAQs, it is possible that the Staff or our issuing banks’ regulators may take the position that certain of the open loop gift and GPR cards that we distribute (representing a small percentage of our total revenues in fiscal 2012) are not in compliance with the network exclusivity requirement. If this were to occur, we or the issuing banks may be required to make additional changes with respect to these cards, which could increase our compliance costs or make these cards less attractive to our distribution partners or consumers, each of which could have an adverse effect on our business, results of operations and financial condition. In addition, recent changes and proposed changes to other laws and regulations may materially increase our costs of operation, decrease our operating revenues and disrupt our business. Please see “Business—Regulation” for additional information.

We face intense competitive pressure, which may materially and adversely affect our revenues and profitability.

The prepaid industry is highly competitive. For our gift card and telecom products, we primarily compete with Interactive Communications International, or InComm, and Euronet. In the GPR card market, our PayPower GPR card currently competes with Green Dot and NetSpend cards, which we also distribute in selected locations. We operate a reload network, branded as the REloadit network, which currently competes with other reload networks, including those for Green Dot and NetSpend. Numerous other companies have announced their intention to enter the GPR card market. We also compete with a number of other industry participants in the United States and internationally in connection with prepaid card issuance, program management, prepaid product distribution, marketing and processing and secondary card exchange. We also face competition from companies who are developing new prepaid access technologies and from businesses outside of the prepaid industry, including traditional providers of financial services such as banks and money services providers, and card issuers that offer credit cards, private label retail cards and gift cards.

Many of our current or potential competitors have longer operating histories and greater name recognition than we do. Many also are substantially larger than we are, may have substantially greater financial or other resources than we have, may develop and introduce a wider or more innovative range of products and services than we offer or may implement more effective marketing strategies than we do, thus achieving broader brand recognition, customer awareness and market penetration. To stay competitive, we may need to decrease our commissions and fees earned from content providers, increase the commissions and incentives that we share with our distribution partners or make modifications to the agreements with our content providers and distribution partners that are not favorable to us, any of which could reduce or eliminate our profitability. Increased pricing pressure also increases the importance of cost containment and increased productivity in other areas, including through investments in technology development to support our network, and we may not succeed in these efforts.

Our failure to compete effectively against any of the foregoing competitive threats could have a material adverse effect on our business, results of operations and financial condition.

Fluctuations in our financial results from quarter to quarter could cause significant price swings in our Class A common stock.

Our revenues, expenses, operating results, liquidity and cash flows have fluctuated, and may in the future fluctuate, significantly from quarter to quarter due to a number of factors, many of which are outside our control. In addition to the effects of seasonality described below under the risk factor titled “Due to seasonal fluctuations in our business, adverse events that occur during the second or fourth fiscal quarter could have a disproportionate effect on our results of operations and financial condition,” factors that may contribute to these fluctuations include the following:

•	the addition or loss of one or more significant distribution partners or content providers;

•	consumer spending patterns and preferences;

•	general economic conditions affecting consumer spending;

•	the overall business condition of our distribution partners and content providers;

•	the development and expansion of new product and service offerings by our competitors;

•	changes in pricing and fee structures, whether driven by competitive factors, issuing banks, card associations, regulatory requirements or otherwise;

•	changes to our product and service offerings or changes in the way our products and services are sold, whether due to regulatory requirements or otherwise;

•	changes in our product and service mix;

•	changes in regulations or changes in interpretations of existing regulations;

•	the institution of new, or the adverse resolution of pending, litigation or regulatory investigations applicable to us;

•	business and service interruptions resulting from natural disasters, fraud or network infrastructure failures;

•	the timing of our distribution partners’ roll out of new programs and content; and

•	other factors discussed elsewhere in this “Risk Factors” section.

In addition to the factors described above, we have issued warrants to purchase shares of our Class B common stock that are carried at fair value and are required to be adjusted through earnings (marked to market) each reporting period. The fair value of these warrants is based on the value of our underlying Class B common stock. These mark-to-market adjustments could fluctuate significantly from quarter to quarter.

Our fiscal year consists of a 52- or 53-week period ending on the Saturday closest to December 31, and our fiscal quarters consist of three 12-week periods and one 16- or 17-week period ending on a Saturday. As a result, our fourth fiscal quarter of each year contains not only the holiday gifting season but also an extra four weeks (or five weeks for 53-week fiscal years) when compared to our first three fiscal quarters, a fact that exacerbates our quarterly fluctuations and makes it difficult to evaluate our operating results from quarter to quarter.

As a result of quarterly fluctuations caused by these and other factors, comparisons of our operating results across different fiscal quarters may not be accurate indicators of our future performance. Any quarterly fluctuations that we report in the future may differ from the expectations of market analysts and investors, which could cause the price of our Class A common stock to fluctuate significantly.

Due to seasonal fluctuations in our business, adverse events that occur during the second or fourth fiscal quarter could have a disproportionate effect on our results of operations and financial condition.

Seasonal consumer spending habits significantly affect our business. During 2012, we derived approximately 27% of our annual revenues in December. A significant portion of gift card sales occurs in late December of each year as a result of the holiday selling season. As a result, we earn a significant portion of our revenues and generate a higher portion of our net income during the fourth fiscal quarter of each year. The timing of December holiday sales, cash inflows from our distribution partners and cash outflows to our content providers also results in significant but temporary increases in our cash flow and certain balance sheet items at the end of each fiscal year relative to normal daily balances. We also experience an increase in revenues and cash flows in the second fiscal quarter of each year, which we primarily attribute to the Mother’s Day, Father’s Day and graduation gifting season and the Easter holiday. Depending on when the Easter holiday occurs, the associated increase could occur in either our first or second fiscal quarter. Adverse events that occur during the second or fourth fiscal quarter could have a disproportionate effect on our results of operations for the entire fiscal year.

Our closed loop and open loop gift card business could suffer if there is a decline in the attractiveness of gift cards to consumers.

Consumer demand for gift cards may stagnate or decline. Consumer perception of gift cards as impersonal gifts may become more widespread, which may deter consumers from purchasing gift cards for gifting purposes in general and through our distribution program in particular. This perception may increase to the extent that electronic gift cards become more prevalent. In addition, a move from traditional gift cards to other gifting technologies could harm our business, as discussed in the risk factor titled “Our failure to keep pace with the rapid technological developments in our industry and the greater electronic payments industry may materially and adversely affect our business, results of operations and financial condition.” Moreover, during periods of economic uncertainty and decline, consumers may become increasingly concerned about the value of gift cards due to fears that content providers may become insolvent and be unable to honor gift card balances. Finally, consumers may remain concerned about expiration dates, despite the fact that few gift cards are still subject to expiration. Decline or stagnation in consumer acceptance of and demand for gift cards, or a failure of demand to grow as expected, could have a material adverse effect on our business, results of operations and financial condition.

Our ability to increase our revenues from prepaid financial services products, including GPR cards, will depend, in large part, upon the success of the prepaid financial services industry.

We earn fees when GPR cards are loaded or reloaded through our network or are used by consumers. If consumers do not maintain or increase their usage of prepaid cards, our operating revenues may remain at current levels or decline. As the financial services industry evolves, consumers may find prepaid financial products and services such as GPR cards to be less attractive than traditional payment instruments, new products offered by others or other financial services. Prepaid financial products and services may fail to maintain or achieve greater popularity for any number of reasons, including the general perception of the prepaid industry, fees associated with the use of GPR cards, the potential for fraud in connection with these products, changes to these products from time to time, including those that result from new regulatory requirements, new technologies and a decrease in our distribution partners’ willingness to sell these products as a result of a more challenging regulatory environment. Negative publicity surrounding other prepaid financial product and service providers could adversely affect our business or our industry as a whole. Predictions by industry analysts and others concerning the growth of prepaid financial services as an electronic payment mechanism may overstate the growth of an industry, segment or category, and you should not rely upon them. The projected growth may not occur or may occur more slowly than estimated. If consumer acceptance of prepaid financial services does not continue to develop or develops more slowly than expected, or if there is a shift in the mix of payment forms, such as cash, credit cards and traditional bank debit cards, away from our products and services, our business, results of operations and financial condition could be materially and adversely affected.

Our operating revenues could be materially and adversely affected by declines in consumer confidence, spending and preferences.

The prepaid industry depends upon the overall level of consumer spending. Prepaid card sales for gifting purposes are particularly dependent on discretionary consumer spending. Consumer spending may be adversely affected by general economic conditions, including consumer confidence, interest and tax rates, employment levels, salary and wage levels, the availability of consumer credit, the housing market and energy and food costs. The effects of these conditions on our business may be exacerbated by changes in consumer demand for prepaid products and services. Adverse economic conditions in the United States or other regions where we conduct business may reduce the number and load value of prepaid cards that are purchased or reloaded through our distribution network, the number of transactions involving those cards and the use of our reload network and related services, all of which could have a material and adverse effect on our business, results of operations and financial condition.

Our business depends on the efficient and uninterrupted operation of our transaction processing systems, including our computer network systems and data centers, and if such systems are disrupted, our business, results of operations and financial condition could be materially and adversely affected.

Our ability to provide reliable service to consumers, distribution partners and content providers depends on the efficient and uninterrupted operation of our computer network systems and data centers as well as those of our content providers, distribution partners and third-party processors. Our business involves the movement of large sums of money, the processing of large numbers of transactions and the management of the data necessary to do both. Our success depends on our ability and that of our partners and respective vendors to process and facilitate these transactions in an efficient, uninterrupted and error-free manner.

Our transaction processing systems and websites (or those of our content providers, distribution partners or third-party processors) may experience service interruptions or degradation as a result of processing or other technology malfunction, software defects, technology installation difficulties or delays, fire, natural disasters, power loss, disruptions in long distance or local telecommunications access, fraud, terrorism or accident. Additionally, we rely on service providers for the timely transmission of information across our data network. If a service provider fails to provide the communications capacity or services we require, the failure could interrupt our services. In the event of a service interruption or degradation of our transaction processing systems, we could suffer financial loss, loss of customers, regulatory sanctions and damage to our reputation. If we face system interruptions or failures, our business interruption insurance may not be adequate to cover the losses or damages that we incur, or in the future we may determine to self-insure against some of these risks. Any of these events could have a material adverse effect on our business, results of operations and financial condition.

A data security breach could expose us to liability and protracted and costly litigation, and could adversely affect our reputation and operating revenues.

We and our content providers and distribution partners receive, transmit and store confidential customer and other information in connection with the sale and use of our prepaid products and services. The encryption software and the other technologies we use to provide security for storage, processing and transmission of confidential customer and other information may not be effective to protect against data security breaches by third parties. The risk of unauthorized circumvention of our security measures has been heightened by advances in computer capabilities and the increasing sophistication of hackers. The banks that issue our program-managed cards, as well as our other content providers, distribution partners and third-party processors, also may experience similar security breaches involving the receipt, transmission and storage of our confidential customer and other information. Improper access to our or these third parties’ systems or databases could result in the theft, publication, deletion or modification of confidential customer information and/or card data, including theft of funds on the card or counterfeit reproduction of the cards.

A data security breach of our or our partners’ systems could lead to fraudulent activity involving our products and services, reputational damage, private claims or regulatory actions against us and increased compliance costs. Any such data security breach could result in protracted and costly litigation. If unsuccessful in defending that litigation, we might be forced to pay damages and/or change our business practices, any of which could have a material adverse effect on our business, results of operations and financial condition. Further, a significant data security breach could lead to additional regulation, which could result in new and costly compliance obligations. We may have to replace any issuing bank or third-party processor that has a security breach, which may not be possible on acceptable terms, or at all. Any of these events could have a material adverse effect on our business, results of operations and financial condition.

Although we have not experienced any material losses in connection with data security breaches discovered to date, rapid advances in computer capabilities and the increasing sophistication of hackers may expose us to significant losses in the future.

Litigation, investigations or regulatory examinations could lead to significant settlements, fines, penalties or compliance costs.

We are involved, and in the future may be involved, in various litigation and regulatory matters arising in the ordinary course of business. We are also subject to ongoing regulatory examinations related to our state money transmitter licenses. We may also be subject to other regulatory investigations from time to time. These matters can result in substantial costs and diversions of management time and other resources. While we do not anticipate any material negative outcomes related to these matters, we can provide no assurance that any pending or future matters will not have a material adverse effect on our business, results of operations and financial condition.

Fraudulent and other illegal activity involving our products and services could lead to reputational and financial harm to us and reduce the use and acceptance of our prepaid access products and services.

Criminals are using increasingly sophisticated methods to acquire or activate prepaid cards illegally or to use prepaid cards in connection with illegal activities. In addition, we are subject to the security vulnerabilities of third parties who provide transaction processing services to us or to our content providers and distribution partners. Furthermore, our Cardpool business subjects us to additional fraud risks associated with previously owned cards or with “merchandise credits.” Merchandise credits function much like a prepaid gift card once issued. Such credits may result from organized retail theft, typically in the form of returns of stolen or fraudulently obtained goods by organized groups of professional shoplifters, or “boosters,” who then convert such goods into merchandise credits, which are sometimes then exchanged for cash. To the extent that our content providers view the exchange of merchandise credits by our Cardpool business as contrary to their efforts to reduce organized retail crime, our relationships with those content providers may be adversely affected. Content providers may also change their merchandise credit practices in a way that hurts our business. In addition, law enforcement agencies have advised us of investigations into the exchange activities of various customers they believe to be involved in such organized retail crime. Although we have introduced enhanced anti-fraud and anti-crime measures, such as improved “know your customer” and suspicious activity reporting in connection with our Cardpool business in an effort to reduce our fraud risk and the risk of illegal activity (including money laundering) being associated with our Cardpool business, the outcome of investigations by law enforcement agencies is difficult to predict. The monetary and other impacts of these investigations and our ongoing risk management actions may remain unknown for a substantial period of time.

A single significant incident of theft or fraud, or results of these investigations involving customers of our business, or the prepaid industry or card exchange industry more generally, could also result in losses and reputational damage, which could in turn reduce the use and acceptance of the products and services that we offer, cause distribution partners, content providers or reload network participants to cease doing business with us, lead to civil or criminal proceedings and liability, lead to fines and penalties by the credit card associations or lead to greater regulation that would increase our or our partners’ compliance costs or increase our direct or indirect expenses associated with preventing and detecting both fraud and illegal activity. While we have not experienced any material losses in connection with fraudulent or illegal activities discovered to date, fraudulent or other illegal activities involving, or investigations relating to, our products and services, or any changes we make to our product and service offerings to prevent such activities, could have a material adverse effect on our business, results of operations and financial condition.

Prior to customers’ purchase of our gift card products and GPR cards, we, or our content providers or our distribution partners generally bear losses due to theft and fraudulent access based on whose card processing systems are at fault. Following activation, whether a cardholder bears the loss of any theft, fraudulent access or other loss of a card depends upon the issuers’ cardholder terms and conditions. We generally bear such losses to the extent that (a) we process or program manage the card, (b) the cardholder has registered the card, (c) the loss exceeds the amount for which the cardholder is responsible (with the cardholder’s responsibility ranging from zero to $500) and (d) the cardholder notifies us of the loss within the required timeframe.

Changes in card association rules or standards set by Visa, MasterCard and others, or changes in card association and debit network fees or products or interchange rates, could materially and adversely affect our business, financial condition and results of operations.

We and the banks that issue our program-managed cards are subject to Visa card association and debit network rules and standards. Noncompliance with these rules or standards due to our acts or omissions or the acts or omissions of businesses that work with us could subject us or our issuing banks to fines or penalties imposed by card associations or networks, and we may be required to indemnify the banks for the fines and penalties they incur. The termination of the card association registrations held by us or any of the banks that issue our cards or any changes in card association or other debit network rules or standards, including interpretation and implementation of existing rules or standards, that increase the cost of doing business or limit our ability to provide our products and services could have a material adverse effect on our business, results of operations and financial condition.

In addition, from time to time, card associations increase the organization and/or processing fees that they charge, which could increase our operating expenses, reduce our profit margin and have a material adverse effect on our business, results of operations and financial condition. A portion of the revenue derived from our proprietary open loop cards is derived from our share of the fees charged to merchants for services provided in settling transactions routed through the networks of the card associations and network organizations, referred to as interchange fees. The enactment of the Dodd-Frank Act required the FRB to implement regulations that have substantially limited interchange fees for many issuers of debit cards and prepaid cards. While we believe that the exemption from the limits imposed by the FRB available to small issuing banks, such as MetaBank, University Bank and Bancorp, will apply to our program-managed cards, it remains possible that the card associations and network organizations could reduce the interchange fees applicable to transactions conducted by the holders of cards issued by these banks. If interchange rates decline, whether due to actions by the payment networks, our issuing banks or existing or future legislation, regulation or the interpretation or enforcement thereof, our business, results of operations and financial condition could be materially and adversely affected.

We may not be able to operate and scale our technology effectively to match our business growth.

Our ability to continue to provide our products and services to a growing number of content providers and distribution partners, as well as to enhance our existing products and services and offer new products and services, is dependent on our information technology systems. If we are unable to manage the technology associated with our business effectively, we could experience increased costs, reductions in system availability or performance and losses of our network participants. Any failure of our systems in scalability and functionality could have a material adverse effect on our business, results of operations and financial condition.

Our failure to keep pace with the rapid technological developments in our industry and the greater electronic payments industry may materially and adversely affect our business, results of operations and financial condition.

The electronic payments industry is subject to rapid and significant technological changes, including ongoing technological advancement in the areas of smart cards, radio frequency and proximity payment devices (such as contactless cards), e-commerce and mobile commerce, and real-time reloading for prepaid telecom products, among others. We cannot predict the effect of technological changes on our business. We expect that new services and technologies applicable to the electronic payments industry will continue to emerge, and that these new services and technologies may be superior to, or render obsolete, the technologies and related business practices we currently use in our distributed products and services. Successful implementation of our strategy will depend in part on our ability to develop and implement technological changes and to respond effectively and quickly to changes in our industry.

We expect to invest in new technologies, services and infrastructure changes to further our strategic objectives, strengthen our existing businesses and remain competitive. These initiatives may be costly, could be delayed and may not be successful. In addition, in some areas, such as mobile interfaces, electronic gift card solutions and digital wallet integration, we may rely on strategic partners to develop or co-develop our solutions, or to incorporate our solutions into broader platforms for the electronic payments industry. We may not be able to enter into such relationships on attractive terms, or at all, and these relationships may not be successful. In addition, these partners, some of whom may be our competitors or potential competitors, may choose to develop competing solutions on their own or with third parties. Even if we or our partners are successful in developing new services and technologies, these new services and technologies may not achieve broad acceptance due to a variety of factors, including a lack of industry-wide standards, competing products and services or resistance to these changes from our content providers and distribution partners, third-party processors or consumers. In addition, we may not be able to derive revenue from these efforts.

Our future success will depend, in large part, upon our ability to develop new technologies and adapt to technological changes and evolving industry standards. These initiatives are inherently risky, and they may not be successful. The failure of these initiatives could have a material adverse effect on our business, results of operations and financial condition.

Changes in the telecom industry, consumers’ purchasing preferences and distribution partners’ support could cause our prepaid telecom business to decline.

We are subject to changes in the telecom industry, including changes in distribution strategies for carriers, that may reduce our market share. Our telecom providers may choose to distribute their products through other third-party distributors or establish physical or online distribution channels that allow them to reach consumers directly. For example, in 2011, one of our telecom providers decided to pursue a single supplier strategy in its wholesale market which resulted in the loss of a significant share of our wholesale telecom supply business to another distributor. Furthermore, certain carriers have designated “preferred” distributors for their products in certain channels. In the future, some carriers may de-emphasize or choose to exit the prepaid market, thus reducing the scope of our telecom offerings and overall profitability.

Our prepaid telecom offerings generally have been sold in an unassisted manner, as opposed to an assisted sales environment in which sales employees are available to answer questions and demonstrate product features and functionality. As handsets become more sophisticated, consumers may prefer purchasing their handsets in an assisted sales environment, which could lead to a shift in our business model toward assisted sales, resulting in increased costs, or cause sales of our prepaid telecom products to decline or grow at a slower rate than expected or not at all.

Our distribution partners may not devote sufficient retail space to effectively market our telecom products, in particular handset offerings that require significant display and secure inventory storage space as compared to prepaid cards. In addition, our distribution partners may choose to discontinue offering telecom products due to legislative and regulatory developments that result in additional costs or compliance burdens in the retail sales environment.

Assertions by third parties of infringement by us, our distribution partners or our content providers of their intellectual property rights could result in significant costs and substantially harm our business and operating results.

The technologies used in the payments industry are protected by a wide array of patents and other intellectual property rights. As a result, third parties have in the past and may in the future assert infringement and misappropriation claims against us, our distribution partners or our content providers from time to time.

For example, on October 19, 2009, e2Interactive, Inc. and InComm, collectively, e2Interactive, filed a lawsuit against our subsidiary, Blackhawk Network, Inc., in Federal District Court in Wisconsin, asserting that Blackhawk infringed a patent held by e2Interactive relating to “methods, systems and computer programs for processing a stored-value-card transaction request in a card data-management system,” and seeking injunctive relief, damages in an unspecified amount and recovery of costs and attorneys’ fees. Although we believed the e2Interactive allegations were meritless, the jury found infringement and awarded damages to e2Interactive in the amount of $3.5 million for the period from August 2009 through February 2012, with no further payments due as the result of Blackhawk’s removal of certain lines of code in a computer program. We fully accrued for this award in fiscal 2011. In December 2012, the trial court rendered its final post-trial rulings, entering judgment for approximately $3.7 million and entering a permanent injunction prohibiting use of the removed code. While the damages represent an immaterial impact to Blackhawk’s financial results for the referenced periods, Blackhawk has appealed. The appeal remains pending.

In addition, in the past, we have received letters from various other parties claiming to have enforceable patent rights and asserting infringement of them by us. There can be no assurance that these assertions, or any such future assertions, will not result in liability or damages payable by us.

Our distribution partners may be subject to infringement or misappropriation claims that, if successful, could preclude the distribution partner from distributing our products and services. In addition, some of our agreements require that if claims related to our products and services are made against our distribution partners or content providers, we are required to indemnify them against any losses. For example, we are currently defending a number of our partners in connection with the matter Alexsam, Inc. v. Best Buy Co., Inc. et al., filed in the United States District Court for the Eastern District of Texas,

alleging patent infringement in connection with activation of prepaid cards. Alexsam was successful in other patent litigation in 2011. The defendants in our case have denied the claims and are vigorously defending the infringement allegations. The court has scheduled an initial consolidated trial regarding validity and enforceability of the Alexsam patents for the end of April 2013, with the separate trials set to begin in May 2013 and continuing into July 2013. If Alexsam succeeds, our content providers (including those not subject to the litigation) may be required to pay past and future royalties or future license fees (and may rely on us for indemnification of some of those payments) which could have a material adverse effect on our business, results of operations and financial condition.

Whether or not an infringement or misappropriation claim is valid or successful, it could adversely affect our business by diverting management’s attention or involving us in costly and time-consuming litigation. If we are not successful in defending any such claim, we may be required to pay past and future royalties to use technology or other intellectual property rights then in use, we may be required to enter into a license agreement and pay license fees or we may be required to stop using the technology or other intellectual property rights then in use. Any of these results could have a material adverse effect on our business, results of operations and financial condition.

If we are unable to adequately protect our brands and the intellectual property rights related to our distributed products and services, our competitive position could be harmed and we could be forced to engage in costly litigation to protect our rights.

Our success depends in part on developing and protecting our intellectual property and other proprietary rights in our technology, including various aspects of our card activation and management platform. In addition, the Blackhawk brand, our Gift Card Mall and our other proprietary product brands such as PayPower and REloadit are important to our business. We rely on a combination of trademark and copyright laws, trade secret protection and confidentiality agreements to protect our intellectual property and other proprietary rights, all of which offer only limited protection. Some of our technology and other intellectual property may not be protected by intellectual property laws, particularly in foreign jurisdictions. The loss of our intellectual property or the inability to secure or enforce our intellectual property rights could have a material adverse effect on our business, results of operations and financial condition.

We face settlement risk from retailers that sell our distributed products and services.

Substantially all of our business is conducted through distribution partners. Our distribution partners collect payment from consumers and then remit these funds to us. In a limited number of cases, we have agreed to pay our closed loop content providers whether or not the distribution partners have paid us. In other limited cases, we have wholesale relationships where another party is responsible for collection of payments from merchants and subsequent remittance of such payments to us. In such cases, our settlement risk is increased due to reliance on these intermediaries.

For open loop products for which we act as program manager, we are liable for payments to the issuing bank whether or not the distribution partners have paid us. With respect to our REloadit Pack, as the issuer, we are responsible for payment to the consumer regardless of any nonpayment by distribution partners. With respect to telecom products other than handsets, we are liable for payments to the telecom provider regardless of any nonpayment by distribution partners.

Settlement risk is affected by the seasonality of our business and peaks at year-end as a result of the holiday selling season. As of December 29, 2012, we estimate that we had settlement risk of $135 million. We are not insured against these risks. We have in the past experienced settlement losses when an intermediary service provider failed to remit payment to us. These losses over the past three fiscal years have been immaterial except in 2010, when we experienced losses totaling $3.5 million, related to a single distribution partner. Significant settlement losses resulting from the adverse financial condition of our distribution partners or intermediaries or due to other factors could have a material adverse effect on our business, results of operations and financial condition.

We receive important services from third-party vendors, and replacing them would be difficult and disruptive to our business.

In addition to issuing banks, we rely on third-party vendors to provide certain services relating to our business, including customer service, warehousing and distribution, in-store merchandising, card production, transaction processing functions, customer verification services and credit validation. It would be difficult to replace some of our third-party vendors, in particular our sole warehousing and distribution provider for the United States and Canada and the software and service provider for our proprietary processing platform, in a timely manner if they were unwilling or unable to provide us with these services in the future, and our business and operations could be adversely affected. If we are required to replace a vendor, we may not be able to do so on acceptable terms, or at all. Also, to the extent that any third-party vendor fails to deliver services, either in a timely, satisfactory manner, or at all, our business, results of operations and financial condition could be materially and adversely affected.

Future acquisitions or investments could disrupt our business and harm our financial condition.

We recently acquired a gift card exchange business, Cardpool. In the future, we may pursue other acquisitions or investments that we believe will help us achieve our strategic objectives. The process of integrating an acquired business, product or technology can create unforeseen operating difficulties, expenditures and other challenges such as:

•	potentially increased regulatory and compliance requirements;

•	implementation or remediation of controls, procedures and policies at the acquired company;

•	diversion of management time and focus from operation of our then-existing business to acquisition integration challenges;

•	coordination of product, sales, marketing and program and systems management functions;

•	transition of the acquired company’s users and customers onto our systems;

•	retention of employees from the acquired company;

•	integration of employees from the acquired company into our organization;

•	integration of the acquired company’s accounting, information management, human resources and other administrative systems and operations into our systems and operations;

•	liability for activities of the acquired company prior to the acquisition, including violations of law, commercial disputes and tax and other known and unknown liabilities; and

•	litigation or other claims in connection with the acquired company, including claims brought by terminated employees, customers, former stockholders or other third parties.

If we are unable to address these difficulties and challenges or other problems encountered in connection with our acquisition of Cardpool or any future acquisition or investment, we might not realize the anticipated benefits of that acquisition or investment and we might incur unanticipated liabilities or otherwise suffer harm to our business generally.

To the extent that we pay the consideration for any future acquisitions or investments in cash, it would reduce the amount of cash available to us for other purposes. Future acquisitions or investments could also result in dilutive issuances of our equity securities or the incurrence of debt, contingent liabilities, amortization expenses or impairment charges against goodwill on our balance sheet, any of which could have a material adverse effect on our business, results of operations and financial condition.

Our future success depends upon our ability to attract and retain key personnel.

We depend on a number of key personnel who have substantial experience relevant to the payments industry and our operations. All of our employees, including William Tauscher, our Chief

Executive Officer, Talbott Roche, our President, and Jerry Ulrich, our Chief Financial Officer, are at-will employees, meaning they may terminate their employment with us at any time. Consequently, our future success will depend, to a significant extent, on our ability to identify, attract and retain key personnel, namely our management team and experienced sales, marketing, technical and systems management personnel, as well as finance, legal and compliance personnel. Qualified individuals are in high demand, particularly in the San Francisco Bay Area, where our principal offices are located, and we may incur significant costs to attract and retain them. In addition, we may experience difficulty assimilating our newly hired personnel, which could have a material adverse effect our business, results of operations and financial condition. Competitors have in the past and may in the future attempt to recruit our top management and employees. If we fail to identify, attract and retain key personnel, our business, results of operations and financial condition could be materially and adversely affected.

We are subject to added business, political, regulatory, operational, financial and economic risks associated with our international operations.

We currently conduct business in the United States and 18 other countries (with our international business accounting for approximately 15% of our total revenues in 2012), and an important element of our business strategy is the expansion of our business in our existing and new international markets. We are subject to a number of risks related to our foreign operations, including:

•	challenges caused by distance, language and cultural differences;

•	multiple, conflicting and changing laws and regulations, and difficulties in understanding and ensuring compliance with those laws by our employees and business partners;

•	foreign currency fluctuations;

•	differing and potentially adverse tax laws;

•

higher costs associated with doing business internationally, such as costs associated with repatriating funds to the United States, administrative costs associated with payment settlement and other compliance costs related to doing business in foreign jurisdictions;

•	difficulties in staffing and managing international operations;

•	restrictions on the transfer of funds among countries and back to the United States;

•	differing levels of social and technological acceptance of prepaid products and services;

•	limitations on the level of intellectual property protection;

•	trade sanctions, political unrest, terrorism, war and epidemics or threats of any of these events;

•	lack of acceptance of our distributed products or of prepaid products generally;

•	the potential for disputes with our business partners; and

•	competitive environments that favor local businesses.

In addition, in certain markets, we have entered into and plan to enter into additional distribution agreements with local partners. Accordingly, our success in those markets depends, in large part, on the success of our commercial partners. We do not control those partners, and there is no assurance that they will devote the time or resources, or have the capability, necessary to make our expansion into new markets successful.

The materialization of these risks could harm our current international operations, as well as our expansion efforts, which could in turn have a material adverse effect on our business, results of operations and financial condition.

Our headquarters and one of our two data centers are located near known earthquake fault zones and in areas of elevated wild fire danger. The occurrence of an earthquake, fire or any other catastrophic event could disrupt our operations or the operations of third parties who provide vital support functions, which could have a material adverse effect on our business, results of operations and financial condition.

We and some of the third-party service providers on which we depend for various support functions, such as customer service, warehousing and distribution, card production, transaction processing functions, customer verification services and credit validation, are vulnerable to damage from catastrophic events, such as power loss, natural disasters, terrorism and similar unforeseen events beyond our control. Our principal offices and one of our data centers, for example, are situated in the San Francisco Bay Area near known earthquake fault zones and areas of elevated wild fire danger. If a catastrophic event were to occur, our ability to operate our business in the normal course could be seriously impaired. The measures we have taken to prepare for such an event may not be successful, and we may experience unforeseen problems unrelated to catastrophic events. In addition, we might not have adequate insurance to cover our losses resulting from catastrophic events or other significant business interruptions. Any significant losses that are not recoverable under our insurance policies, as well as the damage to, or interruption of, our infrastructure and processes, could have a material adverse effect on our business, results of operations and financial condition.

Risks Related to Our Ongoing Relationship with Safeway

Control by Safeway severely limits the ability of our other stockholders to influence matters requiring stockholder approval and could adversely affect our other stockholders.

Upon completion of this offering, Safeway will own no shares of our Class A common stock, but will own 93.8% of our outstanding Class B common stock, representing 91.6% of the combined voting power of our outstanding stock and 75.7% of the economic interest in our outstanding common stock (or 91.0% and 72.9%, respectively, if the underwriters’ option to purchase additional shares is exercised in full). Accordingly, as it has since the inception of Blackhawk, Safeway will be able to elect our entire board of directors and will continue to exert a significant degree of influence or actual control over our management, business policies and affairs and over matters requiring stockholder approval, including super-majority approval.

Until such time as Safeway beneficially owns shares of our common stock representing less than a majority of the voting rights of our common stock, Safeway will have the ability to take stockholder action by written consent without calling a stockholder meeting and to approve amendments to our amended and restated certificate of incorporation and bylaws and to take other actions without the vote of any other stockholder. Investors in this offering will not be able to affect the outcome of any stockholder vote during such time. As a result, Safeway will have the ability to control all such matters affecting us, including:

•	the composition of our board of directors and, through our board of directors, any determination with respect to our business plans and policies;

•	any determinations with respect to mergers, acquisitions and other business combinations;

•	our acquisition or disposition of assets;

•	our financing activities, including the issuance of additional equity securities;

•	corporate opportunities that may be suitable for us and Safeway, subject to the corporate opportunity provisions in our amended and restated certificate of incorporation, as described below;

•	determinations with respect to the enforcement of rights we may have against third parties, including with respect to intellectual property rights;

•	the payment of dividends on our common stock; and

•	the number of shares available for issuance under our stock plans for our existing and prospective employees.

This concentrated control will limit the ability of other stockholders to influence corporate matters and, as a result, we may take actions that our other stockholders do not view as beneficial. Safeway’s voting control may also discourage or block transactions involving a change of control of Blackhawk, including transactions in which you as a holder of our Class A common stock might otherwise receive a premium for your shares over the then-current market price. For example, this concentration of ownership could have the effect of delaying or preventing a change in control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could cause the market price of our Class A common stock to decline or prevent our stockholders from realizing a premium over the market price for their Class A common stock. Moreover, Safeway is not prohibited from selling a controlling interest in us to a third party and may do so without your approval and without providing for a purchase of your shares of Class A common stock. Accordingly, your shares of Class A common stock may be worth less than they would be if Safeway did not maintain voting control over us.

For additional information about our relationship with Safeway, please see “Certain Relationships and Related Party Transactions” and “Principal and Selling Stockholders” elsewhere in this prospectus.

We are a “controlled company” within the meaning of the NASDAQ Stock Market rules and, as a result, expect to qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

Following the consummation of this offering, we expect that Safeway will continue to control approximately 91.6% of the voting power of our outstanding common stock. As a result, we expect to be a “controlled company” within the meaning of the NASDAQ Stock Market corporate governance standards. Under the “controlled company” exemption to the independence requirements of the NASDAQ Stock Market, we will be exempt from the rules of the NASDAQ Stock Market that require that our board of directors consist of a majority of independent directors, that our compensation committee consist solely of independent directors and that our nominating and governance committee consist solely of independent directors. The NASDAQ Stock Market requirement that our audit committee consist solely of independent directors will apply, subject to the phase-in provisions of the applicable listing requirements and the SEC’s rules. A director who is an independent member of both the Safeway board of directors and our board of directors will be considered independent for this purpose.

If we utilize the “controlled company” exemption, we will not be required to have a majority of independent directors and our nominating and corporate governance and compensation committees will not need to consist entirely of independent directors and such committees will not be subject to annual performance evaluations. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NASDAQ Stock Market.

Conflicts of interest between us and Safeway could be resolved in a manner unfavorable to us and our stockholders.

Safeway’s interests may conflict with our interests and your interests as a stockholder. Various conflicts of interest between us and Safeway could arise. Seven of our eight directors are current or former members of the board of directors or executive officers of Safeway and our chief executive officer serves on the board of directors of Safeway. Ownership interests of directors or officers of Safeway in the common stock of Blackhawk and ownership interests of our directors and officers in the common stock of Safeway, or a person’s service as either a director or officer of both companies, could create or appear to create potential conflicts of interest when those directors and officers are faced with decisions that could have different implications for Safeway and Blackhawk. These decisions could, for example, relate to:

•	corporate opportunities;

•	arrangements with our distribution partners, many of which are conventional grocery retailers that compete with Safeway;

•	the impact that operating decisions for our business may have on Safeway’s consolidated financial statements;

•	management stock ownership;

•	business combinations involving us;

•	our dividend policy; and

•	the intercompany services and arrangements between Blackhawk and Safeway.

Potential conflicts of interest could also arise if we enter into any new commercial arrangements with Safeway in the future. Our directors and officers who have interests in both us and Safeway may also face conflicts of interest with regard to the allocation of their time between Safeway and Blackhawk matters. Please see the risk factor titled “Our amended and restated certificate of incorporation could prevent us from benefiting from corporate opportunities that might have otherwise been available to us.”

These potential conflicts of interest may make it more difficult for us to favorably resolve disputes that arise between us and Safeway with respect to our past and ongoing relationships and could result in a significant reduction of our revenue. Disputes may arise between Safeway and us in a number of areas relating to our ongoing relationships, including:

•	labor, tax, employee benefit, indemnification and other matters arising from our separation from Safeway;

•	sales or distributions by Safeway of all or any portion of its ownership interest in us;

•	our ability to engage in activities with certain channel, technology or other marketing partners;

•	the nature, quality and pricing of services Safeway has agreed to provide us;

•	business opportunities that may be attractive to both Safeway and us; and

•	product or technology development or marketing activities which may require the consent of Safeway.

Furthermore, under the administrative cooperation agreement, we will agree with Safeway to exchange information that has been regularly provided to the other party prior to the initial public offering as well as information that is reasonably necessary for certain specified purposes. Until Safeway is no longer required to consolidate our results of operations and financial position (determined in accordance with generally accepted accounting principles), we will agree to use our reasonable best efforts to use the same independent registered public accounting firm selected by Safeway, use reasonable best efforts to timely complete our audit and provide Safeway with all required financial and other information.

For a description of our material agreements with Safeway, please see “Certain Relationships And Related Party Transactions—Relationship with Safeway and Related Transactions” elsewhere in this prospectus.

Although we are party to a tax sharing agreement with Safeway under which our tax liabilities effectively may be determined as if we were not part of any consolidated, combined or unitary tax group of Safeway and/or its subsidiaries, we nonetheless could be held liable for the tax liabilities of other members of these groups.

We have historically been included in Safeway’s consolidated group for U.S. federal income tax purposes, as well as in certain consolidated, combined or unitary groups that include Safeway and/or certain of its subsidiaries for state and local income tax purposes. Under our tax sharing agreement, or TSA, which was amended and restated effective December 30, 2012, we and Safeway generally make payments to each other such that, with respect to U.S. federal income tax returns for any taxable period in which we or any of our subsidiaries are included in Safeway’s consolidated group for U.S. federal income tax purposes, the amount of taxes to be paid by us is determined, subject to certain adjustments, as if we and each of our subsidiaries included in such consolidated group filed our own consolidated federal income tax return. For state and local income tax purposes, the TSA provides that we and Safeway will generally make payments to each other such that, with respect to state and local income tax returns for any taxable period in which we or any of our subsidiaries are included in Safeway’s combined, consolidated or unitary group for state or local income tax purposes, the amount of taxes to be paid by us is determined, subject to certain limitations, by calculating the excess of any taxes shown due on any such return over the amount that would otherwise be due if the return were recalculated by excluding us and any of our included subsidiaries.

Following this offering, we do not expect to be included in the Safeway consolidated group for U.S. federal income tax purposes and for some state and local income tax purposes. However, each member of a consolidated group for U.S. federal income tax purposes during any part of a consolidated return year is jointly and severally liable for tax on the consolidated return of such year and for any subsequently determined deficiency thereon. Similarly, in some other jurisdictions, each member of a consolidated, combined or unitary group for state, local or foreign income tax purposes is jointly and severally liable for the state, local or foreign income tax liability of each other member of the consolidated, combined or unitary group. Accordingly, for any period in which were included in the Safeway consolidated group for U.S. federal income tax purposes or any other consolidated, combined or unitary group of Safeway and/or its subsidiaries, we could be liable in the event that any income tax liability was incurred, but not discharged, by any other member of any such group.

In addition, if in the future Safeway decides to undertake a tax-free spin-off of our Class B common stock, under the TSA, we would generally be liable for, among other things, any taxes resulting from the failure of such spin-off to qualify as a tax-free transaction to the extent such taxes are attributable to, or result from, any act or failure to act by us or certain transactions involving us following a spin-off. If neither we nor Safeway are responsible for the failure of such spin-off to qualify as a tax-free distribution, we would each be liable for 50% of any resulting taxes. Any such tax liability could have a material adverse effect on our business and financial position. As of the date of this prospectus, Safeway has advised us that it does not have any present intention or plans to undertake such a tax-free spin-off.

If our commercial distribution agreements with Safeway expire or are renewed on less favorable terms, our business, financial conditions or results of operations could be materially and adversely affected.

Revenues generated under our distribution partner agreements with Safeway represented approximately 14.5% and 12.2% of our revenues during 2011 and 2012, respectively. Prior to 2013,

the portion of the distribution commission that we retained pursuant to these agreements was higher than the portion of commissions that we retained pursuant to our other distribution partner agreements and reflected additional services that we provided to Safeway compared to other distribution partners. Effective December 30, 2012, our distribution partner agreements with Safeway were amended to, among other things, extend the term to December 31, 2017 and decrease the share of distribution partner commissions retained by us. The term of these agreements are subject to earlier termination in the event of material breach, insolvency, operational failure of the Blackhawk information technology network or changes to the Blackhawk distribution program that have a material adverse effect on Safeway. The agreements automatically renew for successive five-year terms unless either party elects not to renew the agreements at least 12 months in advance of renewal. There can be no assurance that the agreements will continue to be renewed or, if so, that Safeway will agree to renew the agreements on existing terms. The expiration or termination of these agreements or renewal on less favorable terms to us could have a material and adverse effect on our business, financial condition or results of operations. Please see the risk factor under “—Risks Related to Our Business and Industry” titled “Our operating revenues may decline if we lose one or more of our top distribution partners, fail to maintain existing relationships with our distribution partners or fail to attract new distribution partners to our network, or if the financial performance of our distribution partners’ businesses declines.”

Our amended and restated certificate of incorporation could prevent us from benefiting from corporate opportunities that might have otherwise been available to us.

Our amended and restated certificate of incorporation will contain provisions related to corporate opportunities that may be of interest both to us and Safeway. It will provide that if a corporate opportunity is offered to:

•

one of our officers or employees who is also a director (but not an officer or employee) of Safeway, that opportunity will belong to us unless expressly offered to that person primarily in his or her capacity as a director of Safeway, in which case it will belong to Safeway;

•

one of our directors who is also an officer or employee of Safeway, that opportunity will belong to Safeway unless expressly offered to that person primarily in his or her capacity as a director of Blackhawk, in which case it will belong to us; and

•

any person who is either (1) an officer or employee of both us and Safeway or (2) a director of both us and Safeway (but not an officer or employee of either one), that opportunity will belong to Safeway unless expressly offered to that person primarily in his or her capacity as a director of Blackhawk, in which case it will belong to us.

In following these procedures, any person who is offered a corporate opportunity will have satisfied his or her fiduciary duties to us and our stockholders. In addition, our amended and restated certificate of incorporation will provide that any corporate opportunity that belongs to us or Safeway, as the case may be, may not be pursued by the other, unless and until the party to whom the opportunity belongs determines not to pursue the opportunity and so informs the other party. Furthermore, so long as the material facts of any transaction between us and Safeway have been disclosed to or are known by our board of directors or relevant board committee, and the board or such committee (which may, for quorum purposes, include directors who are directors or officers of Safeway) authorizes the transaction by an affirmative vote of a majority of the disinterested directors, then, to the greatest extent permitted by law, Safeway will be deemed to have satisfied its fiduciary duties and will not be liable to us or our stockholders for any breach of fiduciary duty or duty of loyalty relating to that transaction. These provisions create the possibility that a corporate opportunity that may be pertinent to us could be used for the benefit of Safeway.

In order to preserve the ability of Safeway to distribute its shares of our Class B common stock on a tax-free basis, we may be prevented from pursuing opportunities to raise capital, to effectuate acquisitions or to provide equity incentives to our employees, which could hurt our ability to grow.

Beneficial ownership of at least 80% of the total voting power and 80% of each class of nonvoting capital stock, if any, is required in order for Safeway to effect a tax-free spin-off of Blackhawk or certain other tax-free transactions. As of the date of this prospectus, Safeway has advised us that it does not have any present intention or plans to undertake such a tax-free spin-off. However, for the immediate future Safeway intends to use its majority voting interest to cause Blackhawk to retain the ability to engage in such a transaction. In order to maintain such an ability, Safeway may prevent us from issuing stock or other securities for capital raising purposes, as consideration for an acquisition or as equity incentives to our employees, which could cause us to forego capital raising or acquisition opportunities that would otherwise be available to us and may restrict our ability to incentivize our employees, thus potentially limiting our growth.

We are exposed to the unsecured credit risk of Safeway and also dependent on Safeway for cash management and short-term liquidity needs.

We have entered into a cash management and treasury services agreement with Safeway. This agreement sets forth the terms and conditions of the cash management and credit services provided to us by Safeway and permits Safeway to borrow cash from our operating accounts in excess of our immediate working capital and other operating requirements, calculated in accordance with the agreement, on an overnight basis to meet Safeway’s short-term funding requirements or to be otherwise invested on our behalf. These advances are made pursuant to unsecured promissory notes. In the event of any foreclosure, dissolution, winding-up, liquidation, reorganization or other bankruptcy proceedings, holders of Safeway’s secured indebtedness will have prior claim to Safeway’s assets that constitute such holders’ collateral. We will participate ratably with all holders of Safeway’s unsecured indebtedness that is deemed to be of the same class as our unsecured promissory notes. In such event, it is possible that Safeway’s remaining assets may be insufficient to satisfy our claims in full.

If Safeway were to become insolvent, the return of the cash balances, if at all, could be delayed pending resolution of bankruptcy proceedings. If the return of our overnight cash balances is delayed or prevented, we may have insufficient cash to satisfy our obligations and operate our business. As a result, any such event could adversely affect our reputation and operating revenues. In 2012, the average and largest outstanding principal amounts of cash advances to Safeway were $146.3 million and $598.2 million, respectively.

Similarly, the ability of Safeway to provide other services contemplated by the cash management and treasury services agreement, including the ability of Safeway to fund certain of our short-term working capital requirements or provide other forms of credit, are dependent on Safeway’s ability to perform its financial obligations thereunder. If Safeway is unable to comply with its obligations, we may not be able to find alternative sources of credit support to meet our short-term working capital and credit support requirements, either on acceptable terms or at all, which could have an adverse effect on our results of operations and financial condition. In addition, in the promissory notes issued to Safeway we also covenant not to incur any liens on our assets without Safeway’s prior consent, which covenant could materially constrain our ability to obtain third party financing in the future while amounts are outstanding to Safeway.

Future sales or distributions of our shares by Safeway could depress our Class A common stock price.

After this offering, and subject to the lock-up period described below, Safeway may sell all or a portion of its remaining shares of our Class B common stock (which shares would be converted automatically into Class A shares in connection with any sale prior to a tax-free distribution) or distribute those shares to its stockholders, including a distribution in exchange for Safeway’s shares or securities (or another similar transaction), in which event no conversion to Class A common stock would take place. Additional sales by Safeway in the public market or distributions to its stockholders of substantial amounts of our common stock in the form of Class B common stock, or the filing by Safeway of a registration statement relating to a substantial amount of our common stock, could depress our Class A common stock price.

In addition, Safeway will have the right, subject to certain conditions, to require us to file registration statements covering its shares or to include its shares in other registration statements that we may file. In the event Safeway exercises its registration rights and sells all or a portion of its shares of our Class A common stock, the price of our Class A common stock could decline. Please see “Description of Capital Stock—Registration Rights.”

Risks Related to this Offering and Ownership of Our Class A Common Stock

The dual class structure of our common stock has the effect of concentrating voting control with holders of our Class B common stock and limiting your ability to influence corporate matters.

Our Class B common stock has 10 votes per share, and our Class A common stock, which is being offered by the selling stockholders in this initial public offering, has one vote per share. When this offering is completed, holders of our Class B common stock will beneficially own shares representing 97.7% of the voting power of our outstanding capital stock. Due to the 10-to-1 voting ratio between our Class B and Class A common stock, the holders of our Class B common stock collectively will continue to control a majority of the combined voting power of our common stock even when the shares of Class B common stock represent a small minority of all outstanding shares of our Class A and Class B common stock, and such voting control will be concentrated with Safeway. This concentrated control will very significantly limit your ability to influence corporate matters for the foreseeable future, and, as a result, the market price of our Class A common stock could be materially and adversely affected.

An active trading market for our Class A common stock may not develop or be maintained, and you may not be able to resell your shares at or above the initial public offering price.

Prior to this offering, there has been no public market for shares of our Class A common stock. Although our Class A common stock has been approved for listing on the NASDAQ Global Select Market, an active trading market for our shares may never develop or be sustained following this offering. In addition, we cannot assure you as to the liquidity of any such market that may develop or the price that our stockholders may obtain for their shares of our Class A common stock. The initial public offering price of our Class A common stock will be determined through negotiations between the selling stockholders and the underwriters. This initial public offering price may not be indicative of the market price of our Class A common stock after this offering. In the absence of an active trading market for our Class A common stock, investors may not be able to sell their Class A common stock at or above the initial public offering price or at the time that they would like to sell. As a result, you could lose all or part of your investment.

The market price of our Class A common stock may be volatile, which could cause the value of an investment in our stock to decline.

The market price of our Class A common stock may fluctuate substantially due to a variety of factors, many of which are beyond our control, including:

•	changes in financial estimates or recommendations by securities analysts or failure to meet analysts’ performance expectations;

•	changes in market valuations of similar companies;

•	changes in our capital structure, such as future issuances of securities or the incurrence of debt;

•	sales of our capital stock by our directors or executive officers or sales or distributions of our capital stock by Safeway;

•	actions by or changes in our relationship with Safeway;

•	the expiration of contractual lock-up agreements;

•	the gain or loss of significant distribution partners or content providers;

•	announcements by us or our competitors of significant contracts, acquisitions or strategic alliances;

•	litigation involving us, our industry or both;

•	additions or departures of key personnel;

•	regulatory developments in the United States and/or foreign countries;

•	investors’ general perception of us; and

•	changes in general economic, industry and market conditions.

The stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of particular companies. These types of broad market fluctuations may adversely affect the trading price of our Class A common stock.

In the past, stockholders have sometimes instituted securities class action litigation against companies following periods of volatility in the market price of their securities. Any similar litigation against us could result in substantial costs, divert management’s attention and our other resources and could have a material adverse effect on our business, results of operations and financial condition.

The existence of multiple classes of common stock may harm the value and liquidity of our Class A common stock.

The holders of Class B common stock are entitled to 10 votes per share, and the holders of our Class A common stock are entitled to one vote per share. The difference in the voting rights of our Class A and Class B common stock could harm the value of the Class A common stock to the extent that any current or future investor in our common stock ascribes value to the rights of the holders of our Class B common stock to 10 votes per share. In addition, following any distribution of Class B common stock to the stockholders of Safeway in a transaction intended to qualify as a tax-free distribution under Section 355 of the Internal Revenue Code of 1986, as amended, or the Code, or any corresponding provision of any successor statute, shares of Class B common stock will no longer be convertible into shares of Class A common stock. In such event, we may apply to have our Class B common stock listed on a securities exchange. The existence of multiple classes of common stock could result in less liquidity for our Class A common stock and could depress the price of our Class A common stock.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

As a public company, we will incur significant legal, accounting and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. We also have incurred and will incur costs associated with the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, the Dodd-Frank Act and related rules implemented or to be implemented by the SEC and the NASDAQ Stock Market. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. For so long as we qualify as an emerging growth company under the JOBS Act, we may make certain elections that would subject us to reduced reporting and corporate governance requirements. Please see the risk factor titled “We are an ‘emerging growth company,’ and as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, our Class A common stock may be less attractive to investors.” Nonetheless, we expect the rules and regulations associated with being a public company to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These laws and regulations could also make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept constraints on policy limits and coverage or incur substantially higher costs to obtain coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers and may divert management’s attention. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our Class A common stock, fines, sanctions and other regulatory action and potentially civil litigation.

We will be required to assess our internal control over financial reporting on an annual basis and any future adverse findings from such assessment could result in a loss of investor confidence in our financial reports, significant expenses to remediate any internal control deficiencies and ultimately have an adverse effect on the market price of our Class A common stock.

As a result of becoming a public company, we will be required, under Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the first full fiscal year beginning after the effective date of this offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting, as well as an opinion from our independent registered public accounting firm on the effectiveness of our internal control over financial reporting. A material weakness is a control deficiency or combination of control deficiencies that results in more than a remote likelihood that a material misstatement of annual or interim financial statements will not be prevented or detected.

The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are effective. We cannot assure you that there will not be material weaknesses and significant deficiencies in our internal controls. If our internal control over financial reporting is not effective, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations and lose investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our Class A common stock to decline. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the NASDAQ Global Select Market, regulatory investigations, civil or criminal sanctions and class action litigation.

If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our share price and trading volume could decline.

The trading market for our Class A common stock will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

We are an “emerging growth company,” and as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, our Class A common stock may be less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and for so long as we are an emerging growth company, among other things, we will:

•	not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act;

•	not be required to hold a nonbinding advisory stockholder vote on executive compensation pursuant to Section 14A(a) of the Exchange Act;

•	not be required to hold a nonbinding advisory stockholder vote on any golden parachute payments that were not previously approved, pursuant to Section 14A(b) of the Exchange Act;

•	be exempt from any rule adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplemental auditor discussion and analysis; and

•	be subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements.

We may take advantage of certain of these exemptions until we are no longer an emerging growth company, and we cannot predict if investors will find our common stock less attractive because we rely on certain of these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our Class A common stock and our stock price may be more volatile. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.0 billion, or (c) in which we become a large accelerated filer, which means that we have been public for at least 12 months, filed at least one annual report and the market value of our Class A common stock that is held by non-affiliates exceeds $700 million as of the last day of our then most recently completed second fiscal quarter, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for companies that are not emerging growth companies.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The initial public offering price of our Class A common stock is substantially higher than the net tangible book value per share of our Class A common stock outstanding prior to this offering. Therefore, if you purchase our Class A common stock in this offering, you will incur an immediate substantial dilution of $21.43 in net tangible book value per share from the initial public offering price you paid of $23.00 per share. For additional information about the dilution that you will experience immediately after this offering, please see “Dilution.”

Our anti-takeover provisions may delay or prevent a change of control, which could adversely affect the price of our Class A common stock.

Upon the completion of this offering, our amended and restated certificate of incorporation and amended and restated bylaws will contain provisions that may make it difficult to remove our board of directors and management and may discourage or delay “change of control” transactions, which could adversely affect the price of our common stock. These provisions include, among others:

•	a classified board of directors with staggered three-year terms, which may delay the ability of stockholders to change the membership of a majority of our board of directors;

•

no cumulative voting in the election of directors, which prevents the minority stockholders from electing director candidates so long as Safeway holds a majority of the voting rights of our common stock;

•

the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

•

from and after such time as Safeway no longer holds a majority of the voting rights of our common stock, a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

•

from and after such time as Safeway no longer holds a majority of the voting rights of our common stock, special meetings of our stockholders can be called only by the Chairman of the Board or by our corporate secretary at the direction of our board of directors;

•

advance notice and other requirements that stockholders, other than Safeway for so long as it holds a majority of the voting rights of our common stock, must comply with in order to nominate candidates to our board of directors and propose matters to be brought before an annual meeting of our stockholders, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company;

•

from and after such time as Safeway holds less than a majority of the voting rights of our common stock, a majority stockholder vote is required for removal of a director only for cause (and a director may only be removed for cause), and a 75% stockholder vote is required for the amendment, repeal or modification of certain provisions of our certificate of incorporation and bylaws; and

•

our board of directors may, without stockholder approval, issue series of preferred stock, or rights to acquire preferred stock, that could dilute the interest of, or impair the voting power of, holders of our Class A common stock or could also be used as a method of discouraging, delaying or preventing a change of control.

Certain anti-takeover provisions under Delaware law also apply to our company. After Safeway ceases to own 15% of our voting stock, we will be subject to Section 203 of the Delaware General Corporation Law. Under Section 203, a corporation may not, in general, engage in a business combination with any holder of 15% or more of its voting stock unless the holder has held the stock for three years or, among other things, the board of directors has approved the transaction. Furthermore, our amended and restated certificate of incorporation will specify that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for most legal actions involving actions brought against us by stockholders. We believe this provision benefits us by providing increased consistency in the application of Delaware law by chancellors particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums and protection against the burdens of multi-forum litigation. However, the provision may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any applicable action brought against us, a court could find the choice of forum provisions contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in such action.

Future sales of our Class A common stock in the public market could cause our share price to fall.

Sales of a substantial number of our Class A common stock in the public market after this offering, or the perception that these sales might occur, could depress the market price of our Class A common stock and could impair our ability to raise capital through the sale of additional equity securities. Based on the number of shares of our common stock outstanding as of April 2, 2013, upon completion of this offering, we will have 10,000,000 shares of Class A common stock outstanding and 41,936,135 shares of Class B common stock outstanding.

All of the shares of our Class A common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act except for any shares held by our affiliates as defined in Rule 144 under the Securities Act. Shares of our Class B common stock will generally become available for sale subject to compliance with applicable securities laws or upon expiration of these lock-up agreements or other contractual restrictions.

The underwriters may, in their sole discretion, release all or some portion of the shares subject to lock-up agreements prior to expiration of the lock-up period. Please see “Shares Eligible for Future Sale.”

After giving effect to this offering, the holders of 41,558,852 shares of our Class B common stock, or 80.0% of our outstanding common stock based on shares outstanding as of April 2, 2013, will be entitled to rights with respect to registration of such shares under the Securities Act pursuant to a stockholders’ agreement. Please see “Description of Capital Stock—Registration Rights.” In addition, upon exercise of outstanding stock options, stock appreciation rights and restricted stock units by our employees, our employees will be entitled to rights with respect to registration of the Class B common stock acquired on exercise of such equity awards, as well as 377,283 shares of Class B common stock held by our employees that are currently subject to repurchase rights and will become eligible for registration when such repurchase rights lapse. If such holders, by exercising their registration rights, sell a large number of shares, they could adversely affect the market price for our Class A common stock. If we file a registration statement for the purposes of selling additional shares of Class A common stock to raise capital, and are required to include shares held by these holders pursuant to the exercise of their registration rights, our ability to raise capital may be impaired. In addition, we intend to file a registration statement on Form S-8 under the Securities Act to register approximately 7,932,501 shares of common stock for issuance under our 2006 Plan, 2007 Plan and 2013 Equity Incentive Award Plan. Once we register these shares, upon issuance and once vested they can be freely sold in the public market, subject to a 180-day lock-up period, the applicable plan and/or the agreements for the equity awards entered into with holders of such equity awards.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are contained principally in the sections titled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements relate to future events or our future financial or operational performance and involve known and unknown risks, uncertainties and other factors that could cause our actual results, levels of activity, performance or achievement to differ materially from those expressed or implied by these forward-looking statements, including those described in the “Risk Factors” section.

Forward-looking statements include all statements that are not historical facts. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “could,” “would,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “projects,” “predicts,” “potential,” “target” or the negative of those terms, and similar expressions and comparable terminology intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. These forward-looking statements represent our estimates and assumptions only as of the date of this prospectus and, except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this prospectus.

The Gartner Report(s) described herein, (the “Gartner Report(s)”) represent(s) data, research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. (“Gartner”), and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this prospectus) and the opinions expressed in the Gartner Report(s) are subject to change without notice.

USE OF PROCEEDS

The selling stockholders are selling all the shares of Class A common stock being sold in this offering, including any shares sold upon exercise of the underwriters’ option to purchase additional shares. Accordingly, we will not receive any proceeds from the sale of shares of our Class A common stock by the selling stockholders in this offering, except to the extent such stockholders exercise options or warrants in connection with such sales, which amounts are not expected to be material. Safeway has agreed to pay substantially all of our expenses of the offering.

DIVIDEND POLICY

We paid no dividends to stockholders in 2009, 2010 and 2011. On December 14, 2012, our board of directors declared a one-time extraordinary cash dividend of $1.369 per common share (approximately $70 million in the aggregate) for stockholders of record as of December 18, 2012 and which was paid on December 21, 2012. Up to an additional $0.5 million in the aggregate will be payable in future periods with respect to restricted stock awards and restricted stock units outstanding but unvested at December 18, 2012.

We have no present intention to pay future cash dividends on our common stock. Any determination to pay dividends to holders of our common stock in the future will be at the discretion of our board of directors and will depend on many factors, including our financial condition, earnings, legal requirements and other factors as the board of directors deems relevant.

CAPITALIZATION

The following table, which should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the consolidated financial statements and the accompanying notes included elsewhere in this prospectus, sets forth the capitalization as of December 29, 2012 for:

•	Blackhawk Network Holdings, Inc. and its subsidiaries, on an actual basis; and

•	Blackhawk Network Holdings, Inc. and its subsidiaries on a pro forma as adjusted basis to give effect to:

•

the reclassification of outstanding shares of our common stock held by our stockholders into shares of our Class B common stock on a share-for-share basis immediately prior to the closing of this offering, as though the reclassification had occurred at December 29, 2012;

•	the termination of all redemption rights held by equity holders and the reclassification of Warrant and common stock liabilities and Redeemable equity as Stockholders’ equity; and

•

the offer and sale of 10,000,000 shares of Class A common stock by the selling stockholders and the related conversion of an equal number of shares of Class B common stock in connection with such sale.

	As of December 29, 2012
	Actual	Pro Forma as Adjusted
	(in thousands, except par value)
Warrant and common stock liabilities(1)	$26,675	$—
Redeemable equity(1)	34,997	—
Stockholders’ equity:
Preferred stock: $0.001 par value; 10,000 shares authorized; no shares issued or outstanding at December 29, 2012	—	—
Class A common stock: $0.001 par value; 125,000 shares authorized; 10,000 issued at December 29, 2012	—	10
Class B common stock: $0.001 par value; 125,000 shares authorized; 42,108 issued at December 29, 2012	—	42
Common stock: $0.001 par value; 140,000 shares authorized; 51,681 issued at December 29, 2012	51	—
Additional paid-in capital	31,542	66,478
Accumulated other comprehensive loss	298	298
Retained earnings	30,669	58,727
Non-controlling interest	90	90

Total stockholders’ equity	62,650	125,645

Total Capitalization	$124,322	$125,645

(1)	Upon completion of this offering, all redemption rights held by equity holders will terminate and, accordingly, all amounts recorded as Warrant and common stock liabilities or as Redeemable equity will be reclassified as Stockholders’ equity. In addition, upon completion of this offering, we will be required to record an expense with respect to the equity instruments held by certain distribution partners in an amount equal to the excess of the initial public offering price per share over the relevant put or exercise price of the instrument multiplied by the relevant number of equity securities, less the amount previously expensed, with an offsetting increase in Stockholders’ equity. The amount of this non-cash expense will be $6.0 million in the aggregate, with a tax benefit of $1.2 million. Certain selling stockholders will exercise stock options, resulting in an increase to Additional paid-in capital of $0.1 million.

The number of shares of Class A and Class B common stock issued and outstanding actual and pro forma as adjusted in the table above has been adjusted to include the following shares as of December 29, 2012:

•

406,957 shares of Class B common stock (of which 149,940 shares will be sold in the offering as Class A common stock) that will be issued as a result of the net exercise of a warrant in respect of 750,000 shares at an exercise price of $10.52 per share, which is contingent upon the completion of this offering; and

•

20,423 shares of Class B common stock issuable upon the exercise of outstanding options at a weighted average exercise price of approximately $6.78 per share, which will be sold in the offering as Class A common stock.

The number of shares of Class A and Class B common stock issued and outstanding actual and pro forma and adjusted in the table above excludes the following shares as of December 29, 2012:

•

an aggregate of up to 1,122,449 shares of Class B common stock issuable upon the exercise of additional warrants outstanding, at a weighted average exercise price of approximately $16.30 per share, of which 185,204 shares are vested but not yet exercisable, and 937,245 shares will become vested only upon future achievement of performance-based vesting requirements and exercisable with the passage of time;

•	2,667,727 shares of Class B common stock issuable upon the exercise of options outstanding at a weighted average exercise price of approximately $12.77 per share;

•

647,000 shares of Class B common stock subject to stock appreciation rights outstanding at a weighted average exercise price of approximately $18.50 per share, which will be settled in shares of our Class B common stock;

•	149,875 unvested restricted stock units outstanding, which will be settled in shares of our Class B common stock;

•

an additional 563,325 shares of Class B common stock reserved for future issuance under our 2006 Plan and 2007 Plan, which will become available for issuance as shares of Class A common stock under our 2013 Equity Incentive Award Plan after completion of this offering; and

•

an additional 3,000,000 shares of Class A common stock that will be reserved for future issuance under our 2013 Equity Incentive Award Plan, which will become effective immediately prior to the completion of this offering.

For information about the number of shares of Class A and Class B common stock issued and outstanding as of April 2, 2013, after giving effect to the conversion of all shares of our common stock into shares of Class B common stock immediately prior to the closing of this offering, please see “Description of Capital Stock.”

Except as otherwise indicated, all information in this prospectus assumes:

•	no exercise of the underwriters’ option to purchase additional shares from the selling stockholders;

•	the implementation of a 1-for-2 reverse stock split of our common stock effective as of April 1, 2013, applied retroactively to all numbers of common shares and per common share data;

•	the filing of our amended and restated certificate of incorporation, which will occur immediately prior to the completion of this offering; and

•

the reclassification of shares of common stock held by our stockholders of record as of immediately prior to the completion of this offering into shares of Class B common stock on a share-for-share basis.

When the selling stockholders consummate sales of Class B common stock in this offering, the shares of Class B common stock sold will automatically convert into shares of Class A common stock on a share-for-share basis. As a result, purchasers of our common stock in this offering will only receive Class A common stock, and only Class A common stock is being offered by this prospectus. Shares of Class B common stock that are not sold by the selling stockholders will remain Class B common stock unless otherwise converted into shares of Class A common stock as described under “Description of Capital Stock.”

DILUTION

Net tangible book value per share is determined at any date by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of our common stock deemed to be outstanding on the date the book value is determined. As of December 29, 2012, we had a net tangible book value of $53.2 million, or $1.04 per share of common stock.

After giving effect to (i) the reclassification of Warrant and common stock liabilities to Stockholders’ equity, (ii) the tax benefit associated with our requirement to record an expense with respect to the equity instruments held by certain distribution partners as described in “Capitalization” (which will be $1.2 million), (iii) the receipt of $0.1 million in connection with the exercise of stock options by certain selling stockholders and the issuance of 20,243 shares in respect of the options and (iv) the issuance of 406,957 shares of Class B common stock that will be issued as a result of the net exercise of a warrant in respect of 750,000 shares, which is contingent upon the completion of this offering, our pro forma as adjusted net tangible book value as of December 29, 2012 would have been $81.2 million, or $1.57 per share.

The initial public offering price of our Class A common stock is substantially higher than the pro forma net tangible book value per share of our Class A common stock immediately after this offering and the sale of Class A common stock will not increase our Additional paid-in capital. Therefore, if you purchase shares of our Class A common stock in this offering, you will experience immediate and substantial dilution of approximately $21.43 per share because the initial public offering price of $23.00 per share that you pay will be substantially greater than the pro forma net tangible book value per share of the shares you acquire based on the pro forma net tangible book value per share of our Class A common stock as of December 29, 2012.

This dilution is due to the fact that our existing stockholders paid substantially less than the initial public offering price when they purchased their shares. Dilution is the amount by which the offering price paid by the purchasers of our Class A common stock exceeds the pro forma as adjusted net tangible book value per share of our Class A common stock after the offering.

The following table illustrates this per share dilution:

Initial public offering per share		$23.00
Net tangible book value per share	$1.04
Increase in net tangible book value attributable to the offering	0.53

Pro forma as adjusted net tangible book value per share at December 29, 2012		1.57

Dilution per share to new investors		$21.43

The following table presents the differences between the existing stockholders, including the selling stockholders, and the new investors purchasing shares in this offering with respect to the number of shares purchased, the total consideration paid and the average price paid per share, as of December 29, 2012 and after giving effect to this offering.

	Shares Purchased		Total Consideration		Avg. Price per Share
	Number	Percent	Amount	Percent

Existing stockholders	41,701,716	80.7%	$30,295,663	11.6%	$0.73

New investors	10,000,000	19.3%	230,000,000	88.4%	$23.00

	51,701,716	100.0%	$260,295,663	100.0%	$5.03

The discussion and tables above include:

•

406,957 shares of Class B common stock (of which 149,940 shares will be sold in the offering as Class A common stock) that will be issued as a result of the net exercise of a warrant in respect of 750,000 shares at an exercise price of $10.52 per share, which is contingent upon the completion of this offering; and

•

20,423 shares of Class B common stock issuable upon the exercise of outstanding options at a weighted average exercise price of approximately $6.78 per share, which will be sold in the offering as Class A common stock.

The discussion and tables above exclude:

•

an aggregate of up to 1,122,449 shares of Class B common stock issuable upon the exercise of additional warrants outstanding as of December 29, 2012 at a weighted average exercise price of approximately $16.30 per share, of which 185,204 shares are vested but not yet exercisable, and 937,245 shares will become vested only upon future achievement of performance-based vesting requirements and exercisable with the passage of time;

•	2,667,727 shares of Class B common stock issuable upon the exercise of options outstanding as of December 29, 2012 at a weighted average exercise price of approximately $12.77 per share;

•

647,000 shares of Class B common stock subject to stock appreciation rights outstanding as of December 29, 2012 at a weighted average exercise price of approximately $18.50 per share, which will be settled in shares of our Class B common stock;

•	149,875 unvested restricted stock units outstanding as of December 29, 2012, which will be settled in shares of our Class B common stock;

•

an additional 563,325 shares of Class B common stock reserved for future issuance under our 2006 Plan and 2007 Plan, which will become available for issuance as shares of Class A common stock under our 2013 Equity Incentive Award Plan after completion of this offering; and

•

an additional 3,000,000 shares of Class A common stock that will be reserved for future issuance under our 2013 Equity Incentive Award Plan, which will become effective immediately prior to the completion of this offering.

If all of these options, warrants and stock appreciation rights were exercised and restricted stock units became vested, then:

•	our pro forma as adjusted net tangible book value as of December 29, 2012 would have been $133.9 million, or $2.40 per share, causing dilution to purchasers in this offering of $20.60 per share; and

•

the total consideration paid by existing stockholders and new investors set forth in the table above would have been $83.0 million and $230.0 million, respectively, representing 26.5% and 73.5% of the total consideration and an average price per share of $1.81 and $23.00, respectively.

In addition, we may choose to raise capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise capital through the sale of equity or securities exercisable for or convertible into equity, the issuance of these securities could result in further dilution to our stockholders.

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables present selected consolidated financial data and other operational and financial data for the periods ended on or as of the dates indicated. You should read this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our consolidated financial statements, related notes and other financial information included elsewhere in this prospectus. The selected consolidated financial data in this section are not intended to replace the financial statements and are qualified in their entirety by the financial statements and related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of our future results.

We use a 52- or 53-week fiscal year ending on the Saturday closest to December 31, and our fiscal quarters consist of three 12-week periods and one 16- or 17-week period. The fiscal years presented in the tables below consist of the 53-week period ended January 3, 2009, or 2008, and the 52-week periods ended January 2, 2010, or 2009, January 1, 2011, or 2010, December 31, 2011, or 2011, and December 29, 2012, or 2012. As used in this prospectus, italicized terms reference line items appearing in our consolidated financial statements.

We derived the statement of operations data for 2010, 2011 and 2012 and the balance sheet data for 2011 and 2012 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the statement of operations data for 2008 and 2009 and the balance sheet data for 2008, 2009 and 2010 from our audited consolidated financial statements (which we adjusted for the impact of redeemable equity) not included in this prospectus.

	2008	2009	2010	2011	2012
	(in thousands, except per share amounts)
CONSOLIDATED STATEMENT OF INCOME DATA:
OPERATING REVENUES:
Commissions and fees	$327,874	$419,086	$499,260	$639,633	$786,552
Program, interchange, marketing and other fees(1)	26,909	70,225	64,611	87,551	103,432
Product sales	7,030	14,682	13,858	24,622	69,085

Total operating revenues	361,813	503,993	577,729	751,806	959,069

OPERATING EXPENSES:
Distribution partner commissions	207,786	266,254	315,087	410,781	510,789
Processing and services	56,805	81,303	95,694	117,263	137,105
Sales and marketing	47,918	69,472	84,131	101,581	129,285
Costs of products sold	6,438	13,502	12,167	22,655	66,572
General and administrative	21,220	24,180	33,685	39,404	38,513

Total operating expenses	340,167	454,711	540,764	691,684	882,264
OPERATING INCOME(1)	21,646	49,282	36,965	60,122	76,805
OTHER INCOME (EXPENSE):
Interest and other income	3,146	1,507	789	1,536	1,297
Interest expense	(155)	—	(70)	(5)	(11)

INCOME BEFORE INCOME TAX EXPENSE	24,637	50,789	37,684	61,653	78,091

INCOME TAX EXPENSE	9,107	24,032	18,496	25,154	30,199

NET INCOME BEFORE ALLOCATION TO NON-CONTROLLING INTEREST	15,530	26,757	19,188	36,499	47,892
Add: Loss attributable to non-controlling interest (net of tax)	—	—	—	—	273

NET INCOME ATTRIBUTABLE TO BLACKHAWK(1)	$15,530	$26,757	$19,188	$36,499	$48,165

EARNINGS PER SHARE:
Basic	$0.31	$0.53	$0.38	$0.71	$0.93
Diluted	$0.31	$0.52	$0.37	$0.70	$0.93
Weighted average shares outstanding—basic	50,423	50,583	50,615	50,225	50,045
Weighted average shares outstanding—diluted	50,423	50,773	50,998	50,877	50,045

	As of Year-End
	2008	2009	2010	2011	2012
	(in thousands)
CONSOLIDATED BALANCE SHEET DATA(2):
Cash, cash equivalents and restricted cash(3)	$217,315	$46,118	$70,454	$162,642	$181,633
Overnight cash advances to Parent(4)	199,000	541,000	504,000	598,157	495,000
Settlement receivables(5)	136,139	146,000	179,221	249,028	510,853
Total assets	665,725	909,808	973,690	1,301,301	1,533,711
Settlement payables(5)	525,109	686,485	767,898	990,436	1,231,429
Notes payable to Parent	30,917	56,486	10,568	17,915	—
Warrant and common stock liabilities(6)	10,712	16,528	22,801	24,943	26,675
Total liabilities	643,950	856,126	897,754	1,186,434	1,436,064
Redeemable equity	6,561	21,913	26,632	30,112	34,997
Total stockholders’ equity	15,214	31,769	49,304	84,755	62,650

(1)	In 2009 and 2011, we entered into contract amendments with two of our issuing banks that substituted or adjusted a program management fee for monthly card fees on our proprietary Visa gift cards. Under GAAP, we recognized as revenue fees of $23.4 million in 2009 and $4.4 million in 2011 when we entered into these amendments. A portion of the fees recognized in 2009 and 2011 related to cards sold in earlier years. For further analysis of this item and others, please see footnote (b) in the “Reconciliation of Non-GAAP Measures” table as well as the discussion of Adjusted operating revenues, Adjusted EBITDA, Adjusted EBITDA margin and Adjusted net income in footnote 7 to the “Other Operational and Financial Data” table.
(2)	A significant portion of gift card sales occurs in late December of each year as a result of the holiday selling season. The timing of December holiday sales, cash inflows from our distribution partners and cash outflows to our content providers results in significant but temporary increases in our Cash, cash equivalents and restricted cash, Overnight cash advances to Parent, Settlement receivables and Settlement payables balances at the end of each fiscal year relative to normal period end balances. In 2012, the average monthly balances of Cash, cash equivalents and restricted cash was $50.1 million and the average daily balance of Overnight cash advances to Parent was $146.3 million. For additional information about the effects of seasonality on our business, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quarterly Results of Operations and Seasonality.”
(3)	Includes $8.5 million, $8.7 million, $8.8 million, $9.0 million and $9.0 million of restricted cash at year-end 2008, 2009, 2010, 2011 and 2012, respectively. We maintain this cash balance in an escrow account in accordance with a stock purchase agreement with one of our distribution partners. This cash will become unrestricted and available for general corporate use upon the completion of this offering.
(4)	Overnight cash advances to Parent represent cash amounts that are borrowed from us by Safeway and invested by it on an overnight basis for our benefit.
(5)	Settlement receivables represent the amounts due from our distribution partners for funds collected at the point of sale related to any of our prepaid products. Settlement payables represent the amounts that are due to our content providers or issuing banks.
(6)	Warrant and common stock liabilities represent the potential cash settlement obligation to certain distribution partners under put rights for equity instruments they hold. For additional information about the balance sheet classification of such rights, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Equity Instruments Issued to Distribution Partners.”

	2008	2009	2010	2011	2012
	(in thousands, except percentages, average load transaction value and selling stores)
OTHER OPERATIONAL AND FINANCIAL DATA:
Load value(1)	$3,839,695	$4,684,505	$5,511,596	$6,914,373	$8,474,285
Commissions and fees as a % of load value(2)	8.5%	8.9%	9.1%	9.3%	9.3%
Distribution partner commissions paid as a % of commissions and fees(3)	63.4%	63.5%	63.1%	64.2%	64.9%
Number of load transactions(4)	109,940	134,633	154,551	184,245	216,214
Average load transaction value(5)	$34.93	$34.79	$35.66	$37.53	$39.19
Selling stores(6)	52,600	50,700	59,900	75,800	100,700
Adjusted operating revenues(7)	$164,574	$226,148	$265,716	$337,512	$448,280
Adjusted EBITDA(7)	$38,507	$52,921	$59,793	$78,109	$99,702
Adjusted EBITDA margin(7)	23.4%	23.4%	22.5%	23.1%	22.2%
Adjusted net income(7)	$22,679	$26,846	$28,265	$38,920	$50,337

(1)	Represents the total dollar amount of value loaded (including reloads) onto any of our prepaid products during the period.

(2)	Represents the total amount of Commissions and fees recognized during the period as a percentage of Load value for the same period.
(3)	Represents Distribution partner commissions expense divided by Commissions and fees revenue during the period.
(4)	Represents the total number of load transactions (including reloads) for all of our prepaid products during the period.
(5)	Represents Load value divided by Number of load transactions during the period.
(6)	Represents the approximate number of retail store locations selling one or more of our cards during the latest fiscal quarter within the period presented.
(7)	Adjusted operating revenues, EBITDA, Adjusted EBITDA, Adjusted EBITDA margin and Adjusted net income are non-GAAP financial measures. Generally, a non-GAAP financial measure is a numerical measure of a company’s performance, financial position or cash flow that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with GAAP. These measures, however, should be considered in addition to, and not as a substitute for or superior to, operating revenues, operating income, operating margin, cash flows, or other measures of the financial performance prepared in accordance with GAAP.

We regard Adjusted operating revenues, EBITDA, Adjusted EBITDA, Adjusted EBITDA margin and Adjusted net income as useful measures of operational and financial performance of the business. We regard Adjusted EBITDA margin as an important financial metric that we use to evaluate the operating efficiency of our business. Adjusted EBITDA and Adjusted net income measures are prepared and presented to eliminate the effect of items from EBITDA and net income that we do not consider indicative of our core operating performance within the period presented. Adjusted operating revenues are prepared and presented to eliminate the prior period effect or effects of certain provisions contained in contract amendments with our proprietary Visa gift card issuing banks and to eliminate the commissions paid to our distribution partners. Adjusted EBITDA margin represents Adjusted EBITDA as a percentage of Adjusted operating revenues. Our Adjusted operating revenues, Adjusted EBITDA, Adjusted EBITDA margin and Adjusted net income may not be comparable to similarly titled measures of other organizations because other organizations may not calculate these measures in the same manner as we do. You are encouraged to evaluate our adjustments and the reasons we consider them appropriate.

We believe Adjusted operating revenues, EBITDA, Adjusted EBITDA, Adjusted EBITDA margin and Adjusted net income are useful to evaluate our operating performance for the following reasons:

•	adjusting our operating revenues for the issuing bank contract amendment fees and the commissions paid to our distribution partners is useful to understanding our operating margin;

•

EBITDA and Adjusted EBITDA are widely used by investors and securities analysts to measure a company’s operating performance without regard to items that can vary substantially from company to company and from period to period depending upon their financing, accounting and tax methods, the book value of their assets, their capital structures and the method by which their assets were acquired;

•

Adjusted EBITDA margin provides a measure of operating efficiency based on Adjusted operating revenues and without regard to items that can vary substantially from company to company and from period to period depending upon their financing, accounting and tax methods, the book value of their assets, their capital structures and the method by which their assets were acquired;

•

non-cash equity grants made to employees and distribution partners at a certain price and point in time do not necessarily reflect how our business is performing at any particular time and the related expenses are not key measures of our core operating performance;

•

the issuing bank contract amendment fee adjustments are necessary to adjust operating revenues, EBITDA and Net income to recognize the revenues from these fees as if the contract amendments had been in force in the previous years, which we believe better reflects our core operating performance during those periods;

•

intangible asset amortization expenses can vary substantially from company to company and from period to period depending upon the applicable financing and accounting methods, the fair value and average expected life of the acquired intangible assets, the capital structure and the method by which the intangible assets were acquired and, as such, we do not believe that these adjustments are reflective of our core operating performance; and

•

non-cash fair value adjustments to contingent business acquisition liability do not directly reflect how our business is performing at any particular time and the related expense adjustment amounts are not key measures of our core operating performance.

The following tables present a reconciliation of Total operating revenues to Adjusted operating revenues, a reconciliation of Net income to EBITDA and Adjusted EBITDA, a reconciliation of Operating income margin to Adjusted EBITDA margin and a reconciliation of Net income to Adjusted net income, in each case reconciling the most comparable GAAP measure to the adjusted measure, for each of the periods indicated.

Reconciliation of Non-GAAP Measures:

	2008	2009	2010	2011	2012
	(in thousands)
Adjusted operating revenues:
Total operating revenues	$361,813	$503,993	$577,729	$751,806	$959,069
Issuing bank contract amendment fee adjustment(b)	10,547	(11,591)	3,074	(3,513)	—
Distribution partner commissions	(207,786)	(266,254)	(315,087)	(410,781)	(510,789)

Adjusted operating revenues	$164,574	$226,148	$265,716	$337,512	$448,280

	2008	2009	2010	2011	2012
	(in thousands, except percentages)
Adjusted EBITDA:
Net income	$15,530	$26,757	$19,188	$36,499	$47,892
Interest and other income	(3,146)	(1,507)	(789)	(1,536)	(1,297)
Interest expense	155	—	70	5	11
Income tax expense	9,107	24,032	18,496	25,154	30,199
Depreciation and amortization	5,344	7,889	11,126	15,123	18,431

EBITDA	26,990	57,171	48,091	75,245	95,236
Adjustments to EBITDA:
Employee stock-based compensation	1,071	1,686	2,490	3,028	5,008
Distribution partner mark-to-market expense(a)	(101)	5,655	6,138	3,260	2,432
Issuing bank contract amendment fee adjustment(b)	10,547	(11,591)	3,074	(3,513)	—
Change in fair value of contingent consideration(c)	—	—	—	89	(2,974)

Adjusted EBITDA	$38,507	$52,921	$59,793	$78,109	$99,702

Adjusted EBITDA margin:
Total operating revenues	$361,813	$503,993	$577,729	$751,806	$959,069
Operating income	$21,646	$49,282	$36,965	$60,122	$76,805
Operating margin	6.0%	9.8%	6.4%	8.0%	8.0%
Adjusted operating revenues	$164,574	$226,148	$265,716	$337,512	$448,280
Adjusted EBITDA	$38,507	$52,921	$59,793	$78,109	$99,702
Adjusted EBITDA margin	23.4%	23.4%	22.5%	23.1%	22.2%

	2008	2009	2010	2011	2012
	(in thousands)
Adjusted net income:
Net income	$15,530	$26,757	$19,188	$36,499	$47,892
Employee stock-based compensation	1,071	1,686	2,490	3,028	5,008
Distribution partner mark-to-market expense(a)	(101)	5,655	6,138	3,260	2,432
Issuing bank contract amendment fee adjustment(b)	10,547	(11,591)	3,074	(3,513)	—
Change in fair value of contingent consideration(c)	—	—	—	89	(2,974)
Amortization of intangibles(d)	449	449	449	543	785

Total pre tax adjustments	11,966	(3,801)	12,151	3,407	5,251
Tax expense on adjustments(e)	(4,817)	3,890	(3,074)	(986)	(2,806)

Adjusted net income	$22,679	$26,846	$28,265	$38,920	$50,337

(a)	Distribution partner equity instruments are generally marked to market at each reporting date to fair value until the instrument is settled or expired. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Equity Instruments Issued to Distribution Partners.”
(b)	In 2009 and 2011, we entered into contract amendments with two of our issuing banks that substituted or adjusted a program management fee for monthly card fees on our proprietary Visa gift cards. Under GAAP, we recognized fee revenue of $23.4 million in 2009 and $4.4 million in 2011 when we entered into these amendments. A portion of the fees recognized in 2009 and 2011 related to cards sold in earlier years. Adjusted EBITDA and Adjusted net income for 2008 through 2011 have been adjusted to recognize the revenues from these fees as if the contract amendments had been in force in the previous years. The amount of revenues recognized over the periods presented in our non-GAAP financial measures is not different than the aggregate amount of revenues recognized under GAAP and presented in the audited financial statements.
(c)	Adjustments to reflect a contingent business acquisition liability at its estimated fair value.
(d)	Non-cash expense resulting from the amortization of intangible assets.
(e)	Assumes our statutory tax rate adjusted for certain amounts that are not deductible for tax purposes.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Blackhawk is a leading prepaid payment network utilizing proprietary technology to offer a broad range of gift cards, other prepaid products and payment services in the United States and 18 other countries. Our extensive prepaid network provides significant benefits to our three primary constituents: consumers who purchase the products and services we offer, content providers who offer branded gift cards and other prepaid products that are redeemable for goods and services, and distribution partners who sell those products. We are one of the largest third-party distributors of gift cards in the world based on the total value of funds loaded on the cards we distribute, which we refer to as load value. Our extensive network connects to more than 500 content providers and over 100,000 active retail distribution locations, providing access to over 160 million consumer visits per week. In addition, we sell physical and electronic gift cards to consumers through both leading online distributors and our website, GiftCardMall.com. In 2012, we processed a total load value of $8.5 billion and over 216 million load transactions.

Our product offerings include gift cards, prepaid telecom products and prepaid financial services products (including general purpose reloadable, or GPR, cards and our reload network). We offer gift cards from leading consumer brands such as Amazon.com, Applebee’s, iTunes, Lowe’s, Macy’s and Starbucks and from leading network card associations such as American Express, MasterCard and Visa. We also distribute prepaid telecom products offered by leading prepaid wireless telecom brands. In addition, we distribute GPR cards provided by Green Dot and NetSpend, the industry leaders in this product category, as well as PayPower, our own GPR card. REloadit, our proprietary reload network, allows consumers to reload funds onto certain of their previously purchased GPR cards. We also offer innovative prepaid solutions including functionality and connectivity for digital wallet products within the rapidly growing digital payments space as well as an online gift card exchange called Cardpool.

We distribute our products across multiple high-traffic channels such as grocery, convenience, specialty and online retailers. Grocery is our largest channel and enjoys a high volume of frequent visits from all consumer demographics. Our distribution network includes nine of the top ten, and approximately 90% of the aggregate grocery store locations operated by the top 50, conventional grocery retailers in the United States and Canada as reported by Supermarket News on January 30, 2012. These grocery retailers include Ahold, Kroger, Loblaws, Publix and Safeway. We also distribute our products in specialty retailers such as Bed Bath & Beyond, Lowe’s and Staples, in convenience stores such as QuikTrip and Wawa and in other retailers such as JCPenney and Kohl’s. In addition to the United States, we distribute our products in 18 other countries, including Canada, the United Kingdom and Australia. We are expanding in Brazil and Korea and we also plan to begin selling in China in 2013. Our international network includes leading retailers such as Albert Heijn, Carrefour, Loblaws, Morrisons, Tesco and Woolworths. Our international business accounted for approximately 15% of our total revenues in 2012.

We have experienced significant growth and strong operating performance, reflecting our increased number of distribution points, our expanded product and service offerings, the growth in our consumer base and our continued focus on enhancing the value of our network for all participants. From 2008 to 2012, we increased our:

•	Operating revenues from $361.8 million to $959.1 million, representing a CAGR of 27.6%;

•	Adjusted operating revenues from $164.6 million to $448.3 million, representing a CAGR of 28.5%;

•	Adjusted EBITDA from $38.5 million to $99.7 million, representing a CAGR of 26.9%;

•	Net income from $15.5 million to $47.9 million, representing a CAGR of 32.5%; and

•	Adjusted net income from $22.7 million to $50.3 million, representing a CAGR of 22.1%.

In addition, from 2008 to 2012 we increased load value from $3.8 billion to $8.5 billion, selling store count from approximately 52,600 to approximately 100,700 and the number of content providers from approximately 450 to approximately 575.

For definitions of Adjusted operating revenues, EBITDA, Adjusted EBITDA and Adjusted net income and related reconciliations to net income or the most appropriate corresponding GAAP measure, please see “Selected Consolidated Financial Data.”

Description of Our Revenues

Commissions and Fees—Commissions and fees consist of content provider commissions, consumer purchase fees, GPR load and reload fees and other transaction-based commissions. We account for total commissions and fees as revenues. The portion we pay to our distribution partners is accounted for as Distribution partner commissions in operating expenses.

•

Content Provider Commissions—We earn the majority of our revenues from commissions paid by content providers for the marketing and distribution of their prepaid cards, which we refer to as closed loop gift cards. For closed loop gift cards and prepaid telecom cards, our commissions are based on a contractual percentage of the aggregate load value of the cards recognized during a defined period. This contractual percentage is individually negotiated with each content provider and is generally a fixed percentage. After a closed loop gift card or telecom card is activated, we have no further service obligations and recognize the commissions received as revenue at the time of activation.

•

Purchase Fees—We generate a portion of our revenue from fees related to open loop gift cards, including our proprietary Visa gift card, American Express and MasterCard network-branded gift cards and GPR cards provided by Green Dot and NetSpend, the industry leaders in this product category, as well as PayPower, our own GPR card. The consumer pays a purchase fee upon activation of a network-branded card or the initial load to the GPR cards. These purchase fees vary based on the type of card purchased and the dollar amount of the load transaction. We serve as the program manager, in conjunction with the issuing banks, for our proprietary Visa gift card and PayPower GPR card and have ongoing customer service obligations after card activation. We recognize revenue for our proprietary Visa gift card purchase fee ratably in proportion to the historical redemption patterns of the card portfolio over the estimated life of the card (currently 12 months), which presently results in the recognition of approximately 90% of the purchase fee within four months of card activation. We recognize the initial load fee on the PayPower GPR card on a straight-line basis over the estimated life of the card (currently four months). For the American Express and MasterCard network-branded gift cards and the Green Dot and NetSpend branded GPR cards, we receive a contractual percentage of the consumer purchase fee, which is recognized as revenue at the time of card activation as we have no future customer service obligations.

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Reload Fees—The consumer pays a purchase fee and we earn the fee when consumers reload funds onto their PayPower GPR card or another GPR card through our REloadit network. Revenue is recognized when the reload is processed.

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Transaction-Based and Other Fees—We receive transaction-based fees from certain telecom partners related to the use of our proprietary network. These fees vary with usage or volumes and are recognized at the time our network is accessed. We also receive fees for certain services related to our local, regional and sports team card programs such as balance tracking, customer service calls and financial settlement. Revenue is recognized in the period the services are performed.

Program, Interchange, Marketing and Other Fees—Program, interchange, marketing and other fees consist of post-activation program management fees, settlement network interchange fees, marketing revenues from our content providers, GPR service fees and other fees.

•

Post-Activation Program Management Fees—We receive a program management fee from our issuing banks related to our proprietary Visa gift card. This fee is based on a contractually stated percentage of load value and represents a portion of our compensation for the overall management and customer support of our proprietary Visa gift card program. The fees are deferred and recognized over the estimated life of the card in proportion to historical redemption patterns. The fee percentage is subject to quarterly renegotiation and may be adjusted based on recent changes in the underlying redemption patterns, escheat obligations, regulations and other factors that change the underlying economics of the card portfolio.

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Interchange Fees—We earn payment network fees related to the cardholder’s usage of our proprietary Visa gift card and PayPower GPR card. Merchants are charged by our issuing banks at varying rates established by Visa. These fees are contractually passed through to us by the issuing banks net of any fees paid to Visa. We recognize revenues when cardholders make purchases.

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Marketing Revenues—We receive funds from our content providers to promote their prepaid cards throughout our distribution partner network. We generally recognize revenue ratably over the period of the related marketing campaign.

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GPR Service Fees—We earn a monthly fee and other transaction-based service fees on the PayPower GPR card. These consumer-paid service fees are collected by reducing the card balance and are recognized as revenue at the time the card balance is reduced.

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Other Fees—In some instances, we may receive a portion of other fees such as account maintenance, interchange or referral fees for open loop cards and GPR cards other than our proprietary Visa gift card and PayPower GPR card. We also receive fees related to Safeway-branded gift cards and local, regional and sports team card programs. Typically, these fees are recognized when earned. For one open loop content provider, we receive a fee, under deferred payment terms, based on a percentage of load value and pay the content provider a fee (a portion of which is also under deferred payment terms) for meeting certain activation targets. We recognize the net amount of these fees upon activation.

Product Sales—Product sales consist of our card production sales, secondary card market sales and telecom handset sales.

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Card Production—We provide card design, development and third-party production services for certain content providers that are separate from the standard content provider contract. We outsource the physical card production to a third party and charge the content provider actual cost plus a margin for managing this process. Revenue is recognized when the cards are received by our content providers, at our distribution partners’ locations or by us at our third-party warehouse.

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Secondary Card Market—We generate revenue through our wholly owned subsidiary, Cardpool, by acquiring previously owned closed loop gift cards at a discount from load value and then selling them at a mark-up over our costs (but still at a discount to load value) to consumers. Revenue is recognized when the cards are delivered to the purchaser.

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Telecom Handsets—We earn revenue from the sale of telecom handsets to our distribution partners to facilitate and supplement the sale of our prepaid telecom content providers’ airtime cards. Revenue is generally recognized upon handset shipment to or receipt by the distribution partner based upon the shipping terms.

Description of Our Expenses

Distribution Partner Commissions—Distribution partner commissions represent the amounts paid to members of our distribution partner network for their distribution services related to our content providers’ cards and our proprietary Visa gift card and PayPower GPR card. We compensate our distribution partners by paying them a negotiated share of the commission we receive from our content providers or the consumer purchase fee associated with open loop cards. The percentage share is generally fixed, but may vary based on annual load value per store location.

Processing and Services—Processing and services costs are the direct costs of generating commissions and fees, and program, interchange, marketing and other fees and include costs of development, integration, maintenance, depreciation and amortization of technology platforms, card distribution, fulfillment and displays, card production for the Visa gift card and PayPower GPR card, data communication costs, customer support services, quality assurance functions, risk monitoring services, third-party processing, compensation costs for processing and services personnel and intercompany support charges from Safeway. These costs are expensed as incurred. However, for the Visa gift card and PayPower GPR card, card production costs and upfront transaction processing fees are capitalized and expensed based on the same redemption pattern as the related revenue. We also incur significant costs to develop new technology platforms and to add functionality to our existing technology platforms. Those costs are capitalized and included in Property, equipment and technology, net and amortized to Processing and services expense over the project’s estimated useful life, which is typically five to seven years. Some costs related to operating our technology platform, including certain technology personnel costs and the cost of our in-store displays and merchandising, are fixed in nature, not increasing directly with increasing prepaid product sales, but certain costs will increase based on general growth of our business.

Sales and Marketing—We incur costs, both discretionary and contractual, in the form of marketing allowances, direct advertising campaigns, general marketing and trade promotions to promote content providers’ prepaid cards and our Visa gift card and PayPower GPR card at our distribution partner locations. Sales and marketing expenses consist of program marketing and advertising costs, distribution partner program development expenses, compensation and travel costs for marketing and sales personnel, communication costs, mark-to-market charges related to equity instruments issued to certain distribution partners, facilities costs and outside consulting fees and are included in sales and marketing expense. Program development expenses are generally contractually fixed and do not increase based on volume of prepaid product sales. Other sales and marketing costs do not vary directly with the volume of prepaid product sales, but certain costs will increase based on general growth of our business.

Costs of Products Sold—Costs of products sold include the direct costs of card production efforts, the costs to acquire previously issued prepaid cards and other direct costs related to our Cardpool secondary gift card market business and costs to acquire telecom handsets. Most costs of products sold are variable based on the volume of product sales.

General and Administrative—General and administrative expenses include compensation and benefits for administrative staff, facilities costs, telecommunications costs and professional service fees. These costs do not vary directly with the volume of prepaid product sales, but certain costs will increase based on general growth of our business. General and administrative expenses may also include fair value adjustments to the Cardpool contingent acquisition liability, bad debt and legal expenses, which may cause significant fluctuations from period to period.

Key Operating Statistics

The following table sets forth key operating statistics that directly affect our financial performance for the years ended 2010, 2011 and 2012.

	2010	2011	2012
	(in thousands, except percentages, average load transaction value and selling stores)
Load value	$5,511,596	$6,914,373	$8,474,285
Commissions and fees as a % of load value	9.1%	9.3%	9.3%
Distribution partner commissions paid as a % of commissions and fees	63.1%	64.2%	64.9%
Number of load transactions	154,551	184,245	216,214
Average load transaction value	$35.66	$37.53	$39.19
Selling stores	59,900	75,800	100,700
Adjusted operating revenues(1)	$265,716	$337,512	$448,280
Adjusted EBITDA(1)	$59,793	$78,109	$99,702
Adjusted EBITDA margin(1)	22.5%	23.1%	22.2%
Adjusted net income(1)	$28,265	$38,920	$50,337

(1)	Our Adjusted operating revenues, EBITDA, Adjusted EBITDA, Adjusted EBITDA margin and Adjusted net income are non-GAAP financial measures. Generally, a non-GAAP financial measure is a numerical measure of a company’s performance, financial position or cash flow that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with GAAP. These measures, however, should be considered in addition to, and not as a substitute for or superior to, operating revenues, operating income, operating margin, cash flows, or other measures of the financial performance prepared in accordance with GAAP. For discussion on why we believe that Adjusted operating revenues, EBITDA, Adjusted EBITDA, Adjusted EBITDA margin and Adjusted net income are useful measures of operational and financial performance of the business, please see footnote 7 to the table titled “Other Operational and Financial Data” in the section titled “Selected Financial Data.”

Load Value—Represents the total dollar amount of value loaded onto any of our prepaid products during the period. The dollar amount and volume of card sales directly affect the amount of our revenues and direct costs. We measure and monitor Load value by distribution partner channel and content provider program. The significant growth in Load value over the past two years has been driven by increased consumer use of prepaid products, partly in response to distribution partner loyalty and incentive programs, expansion of product content and services we offer and expansion of Selling stores in our distribution partner network in the United States and internationally.

Commissions and Fees as a Percentage of Load Value—Represents the total amount of Commissions and fees recognized during the period as a percentage of Load value for the same period. Commissions as a percentage of Load value is generally higher for closed loop and telecom products than the purchase and load fees as a percentage of Load value for open loop products. As a result, overall Commissions and fees as a percentage of load value is directly affected by the mix of Load value among our closed loop and open loop product offerings. This metric helps us understand and manage overall margins from our product offerings. The general increase in this percentage from 2010 to 2012 is due primarily to higher growth in Load value of closed loop gift cards as compared to open loop gift cards.

Distribution Partner Commissions Paid as a Percentage of Commissions and Fees—Represents Distribution partner commissions expense divided by Commissions and fees revenue during the period. This metric represents the expense recognized for the share of content provider commissions and purchase or load fees we pay to our distribution partners as a percentage of total Commissions and fees revenue recognized during the period. Distribution partner commission share percentages are individually negotiated with our distribution partners and are independent of the commission rates negotiated between us and our content providers. The distribution partner commissions paid percentage is affected by changes in the proportion of Load value and resulting Commissions and fees revenue between distribution partners with differing share percentages.

Number of Load Transactions—Represents the total number of load transactions (including reloads) for all of our prepaid products during the period.

Average Load Transaction Value—Represents Load value divided by the Number of load transactions during the period.

Selling Stores—Represents the approximate number of retail store locations selling one or more of our cards during the latest fiscal quarter within the period presented.

Adjusted Operating Revenues—For a description and reconciliation to the most directly comparable measure calculated and presented in accordance with GAAP, please see the table titled “Other Operational and Financial Data” in the section titled “Selected Consolidated Financial Data.”

Adjusted EBITDA—For a description and reconciliation to the most directly comparable measure calculated and presented in accordance with GAAP, please see the table titled “Other Operational and Financial Data” in the section titled “Selected Consolidated Financial Data.”

Adjusted EBITDA Margin—For a description and reconciliation to the most directly comparable measure calculated and presented in accordance with GAAP, please see the table titled “Other Operational and Financial Data” in the section titled “Selected Consolidated Financial Data.”

Adjusted Net Income—For a description and reconciliation to the most directly comparable measure calculated and presented in accordance with GAAP, please see the table titled “Other Operational and Financial Data” in the section titled “Selected Consolidated Financial Data.”

Results of Operations

The fiscal periods presented in the accompanying tables below and throughout this Results of Operations section consist of the 52-week periods ended January 1, 2011, or 2010, December 31, 2011, or 2011, and December 29, 2012, or 2012.

The following table sets forth the revenue and expense amounts as a percentage of total operating revenues by the line items in our consolidated statements of income for 2010, 2011 and 2012.

	2010	% of Total Operating Revenues	2011	% of Total Operating Revenues	2012	% of Total Operating Revenues
	(in thousands, except percentages)
OPERATING REVENUES:
Commissions and fees	$499,260	86.4%	$639,633	85.1%	$786,552	82.0%
Program, interchange, marketing and other fees(1)	64,611	11.2%	87,551	11.6%	103,432	10.8%
Product sales	13,858	2.4%	24,622	3.3%	69,085	7.2%

Total operating revenues	577,729	100.0%	751,806	100.0%	959,069	100.0%

OPERATING EXPENSES:
Distribution partner commissions	315,087	54.5%	410,781	54.6%	510,789	53.3%
Processing and services	95,694	16.6%	117,263	15.6%	137,105	14.3%
Sales and marketing	84,131	14.6%	101,581	13.5%	129,285	13.5%
Costs of products sold	12,167	2.1%	22,655	3.0%	66,572	6.9%
General and administrative	33,685	5.8%	39,404	5.2%	38,513	4.0%

Total operating expenses	540,764	93.6%	691,684	92.0%	882,264	92.0%

OPERATING INCOME(1)	36,965	6.4%	60,122	8.0%	76,805	8.0%

OTHER INCOME (EXPENSE):
Interest and other income	789	0.1%	1,536	0.2%	1,297	0.1%
Interest expense	(70)	—%	(5)	—%	(11)	—%

INCOME BEFORE INCOME TAX EXPENSE	37,684	6.5%	61,653	8.2%	78,091	8.1%

INCOME TAX EXPENSE	18,496	3.2%	25,154	3.3%	30,199	3.1%

NET INCOME BEFORE ALLOCATION TO NON-CONTROLLING INTEREST	19,188	3.3%	36,499	4.9%	47,892	5.0%

Add: Loss attributable to non-controlling interest (net of tax)	—	—%	—	—%	273	—%

NET INCOME ATTRIBUTABLE TO BLACKHAWK(1)	$19,188	3.3%	$36,499	4.9%	$48,165	5.0%

(1)	In 2009 and 2011, we entered into contract amendments with two of our issuing banks that substituted or adjusted a program management fee for monthly card fees on our proprietary Visa gift cards. Under GAAP, we recognized fee revenue of $23.4 million in 2009 and $4.4 million in 2011 related to these amendments. A portion of the fees recognized in 2009 and 2011 related to cards sold in earlier years. The amount of revenues recognized over the periods presented in our non-GAAP financial measures is not different than the aggregate amount of revenues recognized under GAAP and presented in the audited financial statements. The following table below presents Adjusted operating revenues, Adjusted EBITDA, Adjusted EBITDA margin and Adjusted net income, four non-GAAP measures that adjust for this item and others. For a description of these items, please see the table titled “Other Operational and Financial Data” in the section titled “Selected Consolidated Financial Data.”

	2010	2011	2012
	(in thousands, except percentages)
Adjusted operating revenues	$265,716	$337,512	$448,280
Adjusted EBITDA	$59,793	$78,109	$99,702
Adjusted EBITDA margin	22.5%	23.1%	22.2%
Adjusted net income	$28,265	$38,920	$50,337

Executive Summary

Our recent results of operations reflect significant growth of our network due to our expanded product and service offerings and increased consumer use of our products and services. In 2012, we achieved operating revenue growth of 27.6%, operating income growth of 27.7%, net income growth of 31.2%, Adjusted EBITDA growth of 27.6% and Adjusted net income growth of 29.3% compared to 2011.

The increase in operating revenues of $207.3 million from $751.8 million in 2011 to $959.1 million in 2012 was broad-based, with a 23.0% increase in commissions and fees, an 18.1% increase in program, interchange, marketing and other fees and a 180.6% increase in product sales. Growth in commissions and fees accounted for 70.9% of the increase in operating revenues, driven primarily by increased load value of gift cards. We expect our commissions and fees to continue to be the most significant component of our operations for the foreseeable future as we scale our network and grow load value. As we develop our Cardpool business and expand distribution of telecom handsets, we expect product sales to become a larger percentage of total operating revenues.

Operating income increased by $16.7 million from $60.1 million in 2011 to $76.8 million in 2012. As a percentage of operating revenues, operating income remained constant at 8.0% in 2011 and 2012. Adjusted EBITDA increased by 27.6%, or $21.6 million, to $99.7 million in 2012 from $78.1 million in 2011. Adjusted EBITDA margin decreased to 22.2% in 2012 from 23.1% in 2011. This decrease reflected additional investment in our technology infrastructure.

Net income and Adjusted net income increased 31.2% and 29.3%, respectively, in 2012 as compared to 2011 due to higher operating income and a lower effective tax rate.

Fiscal Years Ended 2010, 2011 and 2012

Operating Revenues

The following table sets forth our consolidated operating revenues for the years ended 2010, 2011 and 2012.

	2010	2011	2012	Change 2010 - 2011		Change 2011 - 2012
	(in thousands, except percentages)
OPERATING REVENUES:
Commissions and fees	$499,260	$639,633	$786,552	$140,373	28.1%	$146,919	23.0%
Program, interchange, marketing and other fees	64,611	87,551	103,432	22,940	35.5%	15,881	18.1%
Product sales	13,858	24,622	69,085	10,764	77.7%	44,463	180.6%

Total operating revenues	$577,729	$751,806	$959,069	$174,077	30.1%	$207,263	27.6%

Commissions and Fees

2012 Compared to 2011

Commissions and fees revenue increased 23.0%, or $146.9 million, to $786.6 million in 2012 from $639.6 million in 2011. This increase was primarily due to a 22.6%, or $1.6 billion, increase in load value. Commissions and fees as a percentage of load value remained relatively constant at 9.3% in both 2012 and 2011. The increase in load value from 2011 to 2012 was primarily due to a 17.4% increase in the total number of load transactions reflecting improved store productivity in the United States, primarily in closed loop gift cards, and expansion internationally.

2011 Compared to 2010

Commissions and fees revenue increased 28.1%, or $140.4 million, to $639.6 million in 2011 from $499.3 million in 2010. This increase was primarily due to a 25.5%, or $1.4 billion, increase in load value and a slight increase in commissions and fees as a percentage of load value to 9.3% in 2011 from 9.1% in 2010. The increase in load value from 2010 to 2011 was primarily due to a 19.2% increase in the total number of load transactions reflecting improved store productivity in the United States, primarily in closed loop gift cards, and expansion internationally. The increase in commissions and fees as a percentage of load value was due to a shift in sales mix towards cards with higher commission rates.

Program, Interchange, Marketing and Other Fees

2012 Compared to 2011

Program, interchange, marketing and other fees increased 18.1%, or $15.9 million, to $103.4 million in 2012 from $87.6 million in 2011. This increase was driven primarily by a 30.5%, or $8.6 million, increase in marketing revenues, and by a 7.6%, or $2.5 million, increase in program management fees related to open loop cards reflecting a 17.2% increase in the load value of open loop cards, partially offset by $3.5 million in additional fees in 2011 resulting from contract amendments with our issuing banks related to cards sold in 2009 and 2010.

2011 Compared to 2010

Program, interchange, marketing and other fees increased 35.5%, or $22.9 million, to $87.6 million in 2011 from $64.6 million in 2010. This increase was driven primarily by a 20.2% increase in the load value of open loop cards, a 45.5%, or $11.8 million, increase in program management fees related to open loop cards and a 25.1%, or $5.7 million, increase in marketing revenues. The program management fees increase included $3.5 million in additional fees resulting from contract amendments with our issuing banks related to cards sold in 2009 and 2010.

Product Sales

2012 Compared to 2011

Product sales increased 180.6%, or $44.5 million, to $69.1 million in 2012 from $24.6 million in 2011. This increase was due to $36.5 million in additional revenue from Cardpool, which we acquired in the fourth quarter of 2011, an 85.5%, or $5.3 million, increase in telecom handset sales, and a 21.3%, or $2.7 million, increase in card production revenue.

2011 Compared to 2010

Product sales increased 77.7%, or $10.8 million, to $24.6 million in 2011 from $13.9 million in 2010. This increase was due to $5.9 million in revenue from our acquisition of Cardpool in the fourth quarter of 2011, a 26.1%, or $2.6 million, increase in card production revenue, and a 59.2%, or $2.3 million, increase in telecom handset sales.

Operating Expenses

The following table sets forth our consolidated operating expenses for the years ended 2010, 2011 and 2012.

	2010	2011	2012	Change 2010-2011		Change 2011-2012
	(in thousands, except percentages)
OPERATING EXPENSES:
Distribution partner commissions	$ 315,087	$410,781	$510,789	$95,694	30.4%	$100,008	24.3%
Processing and services	95,694	117,263	137,105	21,569	22.5%	19,842	16.9%
Sales and marketing	84,131	101,581	129,285	17,450	20.7%	27,704	27.3%
Costs of products sold	12,167	22,655	66,572	10,488	86.2%	43,917	193.8%
General and administrative	33,685	39,404	38,513	5,719	17.0%	(891)	(2.3%)

Total operating expenses	$540,764	$691,684	$882,264	$150,920	27.9%	$190,580	27.6%

Distribution Partner Commissions

2012 Compared to 2011

Distribution partner commissions expense increased 24.3%, or $100.0 million, to $510.8 million in 2012 from $410.8 million in 2011 primarily due to a 23.0%, or $146.9 million, increase in commissions and fees revenue. The increase in distribution partner commissions expense as a percentage of commissions and fees revenue from 64.2% in 2011 to 64.9% in 2012 was primarily due to an increased proportion of load value from sales through distribution partners with higher commission share percentages. Effective December 30, 2012, our distribution partner agreements with Safeway were amended to, among other things, extend the term to December 31, 2017 and decrease the share of distribution partner commissions retained by us. If this amendment had been in effect in 2012, distribution partner commissions expense would have increased by $8.3 million to $519.1 million, or 66.0% of commissions and fees revenue. This would have reduced our 2012 fiscal year adjusted operating revenue by $8.3 million and our net income by approximately $5.2 million. For further description, see below under “—Relationships with Safeway and Related Transactions—Gift Card Alliance Partners Program Agreements.”

We expect distribution partner commissions paid as a percentage of commissions and fees for the quarter ended March 23, 2013 to increase by 190 basis points (1.9 percentage points) from distribution partner commissions paid as a percentage of commissions and fees for the quarter ended March 24, 2012. The majority of this expected increase (approximately 100 basis points or 1.0 percentage points) was the result of increased commissions paid to Safeway pursuant to the amendment of our distribution partner agreements with Safeway, and the remainder was due to changes to the distribution partner mix and the territories in which our products are sold. We presently expect that these factors will continue to influence the percentage of commissions and fees paid to distribution partners in fiscal 2013.

2011 Compared to 2010

Distribution partner commissions expense increased 30.4%, or $95.7 million, to $410.8 million in 2011 from $315.1 million in 2010 primarily due to a 28.1%, or $140.4 million, increase in commissions and fees revenue. The increase in distribution partner commissions expense as a percentage of commissions and fees revenue from 63.1% in 2010 to 64.2% in 2011 was primarily due to an increase in the percentage of commissions shared with Safeway, our parent company, and an increased proportion of load value from sales through distribution partners with higher commission share percentages.

Processing and Services

2012 Compared to 2011

Processing and services expenses increased 16.9%, or $19.8 million, to $137.1 million in 2012 from $117.3 million in 2011. The increase is primarily due to a 17.4% increase in the total number of load transactions and a 32.8% increase in the number of selling stores from 2011 to 2012. The $19.8 million increase includes $10.2 million in employee and contractor compensation, benefits and travel related costs, $4.1 million in depreciation and equipment expense related to capitalized software projects and related hardware, $3.0 million of in-store fixture amortization and $2.7 million in card production for Visa gift and PayPower GPR cards, offset by a net decrease of $0.2 million of other costs. Processing and services expenses decreased as a percentage of total operating revenue to 14.3% in 2012 from 15.6% in 2011 due to sales growth rates and leverage of expenses for existing selling store locations, supply chain, customer care and merchandising.

2011 Compared to 2010

Processing and services expenses increased 22.5%, or $21.6 million, to $117.3 million in 2011 from $95.7 million in 2010. The increase is primarily due to a 19.2% increase in the total number of load transactions and a 26.5% increase in the number of selling stores from 2010 to 2011. The $21.6 million increase includes $5.3 million in employee compensation, benefits and travel related costs, $4.9 million in merchandising, $3.9 million in depreciation expense related to capitalized software projects, $3.7 million in supply chain costs, $3.4 million of in-store fixture amortization and equipment expenses and $1.5 million in customer care costs. Processing and services expenses decreased as a percentage of total operating revenue to 15.6% in 2011 from 16.6% in 2010 due to sales growth rates and leverage of expenses for existing selling store locations, supply chain and technology infrastructure.

Sales and Marketing

2012 Compared to 2011

Sales and marketing expenses increased 27.3%, or $27.7 million, to $129.3 million in 2012 from $101.6 million in 2011. Program marketing and development expenses increased by $20.2 million from 2011 to 2012, partially offset by a $0.8 million decrease in mark-to-market expense related to equity instruments held by distribution partners. The remainder of the $8.3 million increase was attributable to increased employee compensation, benefits and travel related costs.

2011 Compared to 2010

Sales and marketing expenses increased 20.7%, or $17.5 million, to $101.6 million in 2011 from $84.1 million in 2010. Program marketing and development expenses increased by $10.7 million from 2010 to 2011, partially offset by a $2.9 million decrease in mark-to-market expense related to equity instruments held by distribution partners. The remainder of the $9.7 million increase was primarily attributable to a $6.5 million increase in employee compensation and benefits, a $1.3 million increase in travel and a $2.0 million increase in outside services. Offsetting these increases was a $0.2 million decrease in corporate marketing expenses.

Costs of Products Sold

2012 Compared to 2011

Costs of products sold increased 193.8%, or $43.9 million, to $66.6 million in 2012 from $22.7 million in 2011. Cardpool, which we acquired in the fourth quarter of 2011, accounted for $36.9 million of the increase. Also, telecom handset and other hardware costs increased by $4.9 million and card production costs increased by $2.0 million. Costs of products sold increased to 96.4% of product sales in 2012 compared to 92.0% in 2011 because Cardpool, which has lower margins than other product sales, increased its share of total product sales.

2011 Compared to 2010

Costs of products sold increased 86.2%, or $10.5 million, to $22.7 million in 2011 from $12.2 million in 2010. Our fourth quarter 2011 acquisition of Cardpool accounted for $6.2 million of the increase. Also, card production costs increased by $2.3 million and telecom handset and other hardware costs increased by $2.0 million. Costs of products sold increased to 92.0% of product sales in 2011 compared to 87.8% in 2010 due to lower margins for Cardpool relative to card production and telecom handset and other hardware margins.

General and Administrative

2012 Compared to 2011

General and administrative expenses decreased 2.3%, or $0.9 million, to $38.5 million in 2012 from $39.4 million in 2011, primarily due to a $3.0 million mark-to-market decrease in the fair value of the Cardpool contingent acquisition liability and a $3.5 million litigation settlement charge related to our patent litigation with e2Interactive in 2011. These decreases were offset by a $3.0 million increase in employee compensation, benefits and travel related costs and a $2.2 million increase in professional services.

2011 Compared to 2010

General and administrative expenses increased 17.0%, or $5.7 million, to $39.4 million in 2011 from $33.7 million in 2010, primarily due to an increase in employee compensation and a $3.5 million litigation settlement charge related to our patent litigation with e2Interactive, offset by a decrease in the cost of intercompany services provided by Safeway and bad debt expense. Bad debt expense decreased because the 2010 period included a $3.5 million charge related to a single distribution partner.

Other Income (Expense) and Income Tax Expense

The following table sets forth our consolidated other income (expense), and income tax expense and effective tax rates for 2010, 2011 and 2012.

	2010	2011	2012	Change 2010 - 2011		Change 2011 - 2012
	(in thousands, except percentages)
OTHER INCOME (EXPENSE):
Interest and other income	$789	$1,536	$1,297	$747	94.7%	$(239)	(15.6%)
Interest expense	(70)	(5)	(11)	65	(92.9%)	(6)	120.0%

Total other income (expense)	719	1,531	1,286	812	112.9%	(245)	(16.0%)

INCOME TAX EXPENSE	$18,496	$25,154	$30,199	$6,658	36.0%	5,045	20.1%
EFFECTIVE TAX RATE	49.1%	40.8%	38.7%	(8.3%)		(2.1%)

Other Income (Expense)

Other income (expense) consists of interest and other income, other non-operating gains (losses) and interest expense. Interest and other income is earned primarily on Overnight cash advances to Parent balances and is calculated based on average overnight commercial paper rates. Interest and other income has fluctuated with the amount and duration of the Overnight cash advances to Parent and changes in commercial paper rates. Interest expense is generated primarily from notes payable to our parent.

Income Tax Expense

Income tax expense and related current and deferred income taxes receivable and payable are calculated assuming that we file a hypothetical stand-alone income tax return for both federal and state purposes. We have historically been included in Safeway’s consolidated group for U.S. federal income tax purposes and in certain consolidated, combined or unitary groups for state and local income tax purposes. We are also party to a tax sharing agreement with Safeway, or the TSA, which is generally designed to approximate the tax liability that for (i) U.S. federal income tax purposes, would be incurred if we filed our own federal consolidated income tax return separate from the Safeway consolidated group and (ii) state and local income tax purposes, would represent our proportionate share of the tax liability shown due on any state or local combined, consolidated or unitary state or local income tax return filed by Safeway in which we or any of our subsidiaries were included. Effective December 30, 2012, we and Safeway amended and restated the TSA. Under the amended and restated TSA, we and Safeway generally make payments to each other such that, with respect to U.S. federal income tax returns for any taxable period in which we or any of our subsidiaries are included in Safeway’s consolidated group for U.S. federal income tax purposes, the amount of taxes to be paid by us is determined, subject to certain adjustments, as if we and each of our subsidiaries included in such consolidated group filed our own consolidated federal income tax return. For state and local income tax purposes, the amended and restated TSA provides that we and Safeway will generally make payments to each other such that, with respect to state and local income tax returns for any taxable period in which we or any of our subsidiaries are included in Safeway’s combined, consolidated or unitary group for state or local income tax purposes, the amount of taxes to be paid by us is determined, subject to certain limitations, by calculating the excess of any taxes shown due on any such return over the amount that would otherwise be due if the return were recalculated by excluding us and any of our included subsidiaries. Following this offering, we do not expect to be included in the Safeway consolidated group for U.S. federal income tax purposes and for some state and local income tax purposes.

We are charged for our portion of income taxes under the TSA and periodically settle this liability with Safeway through an intercompany obligation on our consolidated balance sheet. In 2010 and 2012, we paid Safeway $48.3 million and $22.5 million, respectively, for current and prior years’ taxes due under the TSA (we did not make any payments under the TSA in 2011). We will continue to reimburse Safeway for taxes and settle these amounts periodically until Safeway ceases to own at least 80% of our outstanding common stock (and at least 50% for certain consolidated, combined or unitary state and local tax returns), whereupon we will cease to be eligible for tax consolidation with Safeway. Differences have and may continue to arise between our hypothetical tax liability under GAAP and the TSA liability. To the extent any of these amounts represent a permanent difference, we record the amount in equity as an increase or decrease to Additional paid-in capital, rather than as an increase or decrease to tax expense, since these amounts will never be payable under the TSA.

2012 Compared to 2011

Our effective tax rate in 2012 was 38.7%, compared to 40.8% in 2011. Of the 2.1% decrease in the effective tax rate, 1.5% of the decrease resulted from the mark-to-market decrease in the fair value of the Cardpool contingent liability that is not deductible for tax purposes, and 0.3% of the decrease was the result of lower mark-to-market expense for an equity instrument held by a distribution partner.

2011 Compared to 2010

Our effective tax rate in 2011 was 40.8% compared to 49.1% in 2010. Of the 8.3% decrease in the effective tax rate, 4.5% of the decrease resulted from a favorable change in California law modifying the sales apportionment factor for 2011, and 4.2% of the decrease was the result of lower mark-to-market expense for an equity instrument held by a distribution partner recorded in 2010 that was not deductible for tax purposes. Offsetting these two favorable decreases was a slight increase in our effective tax rate due to other individually immaterial non-deductible items in 2011.

Quarterly Results of Operations and Seasonality

Seasonal consumer spending habits, which are most pronounced in December of each year as a result of the holiday selling season, significantly affect our business. We believe this seasonality is important to understanding our quarterly operating results. A significant portion of gift card sales occurs in late December of each year during the holiday gifting season. As a result, we earn a significant portion of our revenues, net income and cash flows during the fourth quarter of each year. We also experience an increase in revenues, net income and cash flows during the second quarter of each year, which we primarily attribute to the Mother’s Day, Father’s Day and graduation gifting season and the Easter holiday. Depending on when the Easter holiday occurs, the associated increase could occur in either the first or second quarter.

The table below illustrates the quarterly load value for all our products for each of the last five fiscal years. Our fiscal year consists of a 52- or 53-week period ending on the Saturday closest to December 31. Consequently, our fiscal quarters consist of three 12-week periods and one 16- or 17-week period ending on a Saturday. Fiscal 2008 included 53 weeks (and the fourth quarter of 2008 included 17 weeks) and fiscal 2009, 2010, 2011 and 2012 included 52 weeks. As a result, our fourth fiscal quarter of each year contains not only the holiday gifting season but also an extra four weeks (or five weeks for 53-week fiscal years) when compared to our first three fiscal quarters.

The following tables set forth unaudited consolidated statements of operations data for our four fiscal quarters of 2011 and 2012. We prepared our consolidated statements of operations for each of these quarters on the same basis as the audited consolidated financial statements included elsewhere in this prospectus. In the opinion of our management, each statement of operations includes all adjustments, consisting solely of normal recurring adjustments, necessary for the fair statement of the results of operations for these periods. This information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. These quarterly operating results are not necessarily indicative of our operating results for any future period.

	Q1 ‘11	Q2 ‘11	Q3 ‘11	Q4 ‘11	Q1 ‘12	Q2 ‘12	Q3 ‘12	Q4 ‘12
	(in thousands)
OPERATING REVENUES:
Commissions and fees	$92,986	$127,986	$114,276	$304,385	$120,459	$156,904	$133,993	$375,196
Program, interchange, marketing and other fees	15,925	19,131	14,401	38,094	19,406	18,417	16,039	49,570
Product sales	3,094	3,128	5,423	12,977	11,634	14,701	14,619	28,131

TOTAL REVENUE	112,005	150,245	134,100	355,456	151,499	190,022	164,651	452,897

OPERATING EXPENSES:
Distribution partner commissions	59,168	83,272	73,478	194,863	77,704	100,878	89,458	242,749
Processing and services	23,838	23,652	24,158	45,615	26,115	29,697	29,594	51,699
Sales and marketing	16,107	22,801	19,560	43,113	21,826	27,543	22,891	57,025
Costs of products sold	2,747	2,751	4,712	12,445	11,528	14,303	14,349	26,392
General and administrative	7,655	8,855	7,424	15,470	9,917	8,632	4,123	15,841

OPERATING EXPENSES	109,515	141,331	129,332	311,506	147,090	181,053	160,415	393,706
OPERATING INCOME (LOSS)	2,490	8,914	4,768	43,950	4,409	8,969	4,236	59,191

OTHER INCOME (EXPENSE):
Interest and other income	202	204	219	911	407	303	262	325
Interest expense	—	(1)	(1)	(3)	(1)	(9)	(1)	—

INCOME BEFORE INCOME TAX EXPENSE	2,692	9,117	4,986	44,858	4,815	9,263	4,497	59,516

INCOME TAX EXPENSE	1,043	3,476	1,821	18,814	1,940	3,442	1,494	23,323

NET INCOME BEFORE ALLOCATION TO NON-CONTROLLING INTEREST	1,649	5,641	3,165	26,044	2,875	5,821	3,003	36,193
Add: Loss attributable to non-controlling interest (net of tax)	—	—	—	—	—	33	88	152

NET INCOME ATTRIBUTABLE TO BLACKHAWK	$1,649	$5,641	$3,165	$26,044	$2,875	$5,854	$3,091	$36,345

Overall, our business experiences a seasonal pattern that historically has resulted in an increase in revenues during the second and fourth fiscal quarters, a significant sequential decrease in revenues from the fourth to first fiscal quarters and a modest sequential decrease from the second to third quarters. While Distribution partner commissions and some other expenses are directly related to volume of prepaid card sales, many of our expenses, including significant portions of technology infrastructure and personnel costs, are either fixed or less variable and are incurred ratably over the fiscal year. In addition, we generally increase in-store display and merchandising expenses in advance of the fourth fiscal quarter holiday shopping period.

Liquidity and Capital Resources

A significant portion of gift card sales occurs in late December of each year as a result of the holiday selling season. The timing of December holiday sales, cash inflows from our distribution partners and cash outflows to our content providers results in significant but temporary increases in our Cash, cash equivalents and restricted cash, Overnight cash advances to Parent, Settlement receivables and Settlement payables balances at the end of each fiscal year relative to normal daily balances. As a result, the year over year comparison of cash generated by operating activities and total changes in cash can vary significantly. We do not presently generate significant cash balances from operations located outside of the United States, and we do not anticipate repatriating any excess cash balances held in foreign locations in the foreseeable future.

The following table sets forth the major sources and uses of cash for the last three fiscal years.

	2010	2011	2012
	(in thousands)
Net cash provided by operating activities	$17,729	$225,152	$20,157
Net cash (used in) provided by investing activities	17,254	(133,654)	79,802
Net cash provided by (used in) financing activities	(12,118)	558	(82,020)
Effect of exchange rates on cash	$1,324	$(18)	$1,052

Net increase in unrestricted cash and cash equivalents	$24,189	$92,038	$18,991

In 2010, 2011 and 2012, we financed our operations primarily through our cash flows from operations. Our business is seasonal and the cash generated in the month of December is significantly higher than any other month of the year. We lend a portion of our cash balances to our parent, Safeway, daily on an overnight basis and earn interest at market rates, as described further below under “—Relationship with Safeway and Related Transactions—Overnight Cash Advances.”

We believe that our projected unrestricted cash and cash equivalents and cash flow from operations will be sufficient to meet our operating needs for at least the next 12 months, including working capital and capital expenditures requirements.

Cash Flows from Operating Activities

The $20.2 million of net cash provided by operating activities in 2012 resulted from $47.9 million of net income, the adjustment for non-cash operating expenses of $35.4 million (including $18.4 million for depreciation and amortization, $17.0 million for program development cost amortization, $5.0 million for employee stock-based compensation and $2.4 million for distribution partner mark-to-market expense, partially offset by $4.7 million for deferred income taxes and $3.0 million for a mark-to-market decrease in the fair value of the Cardpool contingent acquisition liability), cash flow increases of $238.0 million, $14.7 million, $1.9 million and $4.5 million from changes in settlement payables, accounts payable and accrued liabilities, other liabilities and income taxes payable, respectively, and cash flow decreases of $260.3 million, $28.8 million, $7.7 million and $25.4 million from changes in settlement receivables, accounts receivable, prepaid expenses and other current assets and other assets, respectively.

The $225.2 million of net cash provided by operating activities in 2011 resulted from $36.5 million of net income, the adjustment for non-cash operating expenses of $34.4 million (including $15.1 million for depreciation and amortization, $13.3 million for program development cost amortization, $3.7 million for deferred income taxes, $3.3 million for distribution partner mark-to-market expense and $3.0 million for employee stock-based compensation, partially offset by a $3.6 million change in receivables allowances), cash flow increases of $222.4 million, $23.9 million and $20.6 million from changes in settlement payables, accounts payable and accrued liabilities and income taxes payable, respectively, and cash flow decreases of $67.5 million, $16.4 million, $9.3 million and $19.1 million from changes in settlement receivables, accounts receivable, prepaid expenses and other current assets and other assets, respectively.

The $17.7 million of net cash provided by operating activities in 2010 resulted from $19.2 million of net income, the adjustment for non-cash operating expenses of $39.3 million (including $11.1 million for depreciation and amortization, $11.4 million for program development cost amortization,

$2.8 million for changes in receivables allowances, $2.5 million for employee stock-based compensation, $6.1 million for distribution partner mark-to-market expense and $6.0 million for deferred income taxes), cash flow decreases of $34.9 million, $6.2 million, $2.3 million, $28.9 million, $12.0 million and $38.2 million from changes in settlement receivables, accounts receivable, prepaid expenses and other current assets, other assets, accounts payable and accrued liabilities and income taxes payable, respectively, and cash flow increases of $79.3 million and $2.6 million from changes in settlement payables and other liabilities, respectively.

Our Cardpool business is presently a small portion of our overall business. As this business grows, it will require working capital to fund cards acquired and held in inventory for resale. To date, this inventory has represented approximately two weeks of card sales.

Cash Flows from Investing Activities

We advance a portion of our U.S. cash balances at the end of every day to Parent, which invests these amounts in overnight investments. At the end of 2010, 2011 and 2012, Overnight cash advances to Parent were $504.0 million, $598.2 million and $495.0 million, respectively. However, the average daily Overnight cash advances to Parent during the year were $94.7 million, $93.5 million and $146.3 million for 2010, 2011 and 2012, respectively. Other than the change in Overnight cash advances to Parent, net cash used in investing activities consisted almost entirely of expenditures for property, equipment and technology of $19.6 million, $29.3 million and $23.8 million for 2010, 2011 and 2012, respectively. Another significant use of cash in the fourth quarter of 2011 was related to our acquisition of Cardpool. We made a net cash payment of $9.6 million to consummate the purchase and are obligated to make additional payments of up to $25.0 million over the next two years depending on when and if certain financial and operational milestones are achieved.

Cash Flows from Financing Activities

The net cash used in financing activities for 2010 was primarily attributable to the repayment of notes payable to our parent for prior years’ amounts borrowed and an insignificant amount was related to the exercise of stock options. The net cash provided by financing activities for 2011 was related to the exercise and/or repurchase of employee equity awards and was insignificant to our overall cash flows. The net cash used in financing activities of $82.0 million in 2012 was primarily attributable the payment of a $69.9 million dividend to our common shareholders, a payment of $9.4 million for our Cardpool acquisition liability and $2.7 million for the exercise and/or repurchase of employee equity awards and other activities.

Contractual Obligations and Commitments

Our contractual commitments will have an impact on our future liquidity and represent material expected or contractually committed future obligations as of year-end 2012. The following table summarizes our contractual obligations, including noncancellable commitments under certain contracts to provide marketing development funds and display fixtures for distribution partners totaling $106.0 million (which are expected to be directly utilized in generating load value); card sales, production and payment processing volume commitments totaling $46.2 million (which are expected to be directly utilized in generating revenues through the sale of open loop gift cards); future Cardpool contingent acquisition liability payments totaling $25.0 million (assuming fully earned at the earliest possible date); and office, warehouse and data center operating leases totaling $13.9 million. Of the $191.2 million in total commitments set forth below, $39.0 million are reflected as an accrued liability in our consolidated balance sheet as of year-end 2012.

Fiscal Year	Contingent Acquisition Liability	Volume and Purchase Commitments	Distribution Partner Commitments	Operating Leases	Total Contractual Commitments
	(in thousands)
2013	$25,000	$16,885	$35,788	$4,697	$82,370
2014	—	18,156	26,327	3,106	47,589
2015	—	8,597	20,446	2,231	31,274
2016	—	2,540	9,693	2,240	14,473
2017	—	—	6,933	949	7,882
Thereafter	—	—	6,932	686	7,618

Total	25,000	46,178	106,119	13,909	191,206
Amounts accrued as of year-end 2012	20,588	18,422	—	—	39,010

Net unaccrued commitments	$4,412	$27,756	$106,119	$13,909	$152,196

Off-Balance Sheet Arrangements

From time to time, we enter into contracts containing provisions that contingently require us to indemnify various parties against claims from third parties. These contracts primarily relate to contracts with our card-issuing banks, under which we are responsible to the banks for any unrecovered overdrafts on cardholders’ accounts. Historically, overdraft amounts on cardholders’ accounts have been insignificant and are paid as incurred.

Relationship with Safeway and Related Transactions

Our relationship with Safeway is currently governed by various agreements, some of which are described here because they are material to our liquidity and capital resources. For additional information about our agreements with Safeway, please see “Certain Relationships and Related Party Transactions—Relationship with Safeway and Related Transactions.”

Gift Card Alliance Partners Program Agreements

Safeway is one of our distribution partners. Under the gift card alliance partners program agreements, Safeway offers gift cards, prepaid telecom cards and handsets, and GPR cards provided by us for sale in its stores in the United States and Canada, and Blackhawk provides funds and services relating to the management, marketing and service of products and services offered through the gift card alliance partners program agreements as well as relating to the launch and implementation of pilot programs for new products and services. Under the gift card alliance partners program agreements, Safeway receives a portion of the commissions and other fees that we receive from our content providers and consumers in connection with the purchase, activation, load, reload and use of our products and services offered through Safeway stores. Prior to 2013, the portion of the distribution commission that we retained pursuant to these agreements was higher than the portion of commissions that we retained pursuant to our other distribution partner agreements and reflected additional services that we provided to Safeway compared to other distribution partners. Effective December 30, 2012, our gift card alliance partner program agreements with Safeway were amended to, among other things, extend the term to December 31, 2017 and increase the share of distribution partner commissions retained by Safeway. Under our amended distribution partner agreements, the services received and the commissions retained by Safeway are comparable to the arrangements with similarly situated distribution partners. If the amended terms had been in effect for 2012, amounts paid to Safeway in 2012 would have been $8.3 million higher. This would have reduced our 2012 fiscal year adjusted operating revenue by $8.3 million and our net income by approximately $5.2 million.

Overnight Cash Advances

We advance a portion of our U.S. and Canadian cash balances at the end of every day to Safeway, which invests these amounts in overnight investments. These advances are made pursuant to unsecured promissory notes. Average daily borrowings by Safeway for this purpose were $93.5 million and $146.3 million for 2011 and 2012, respectively. Outstanding amounts at year-end 2011 and 2012 are presented as Overnight cash advances to Parent in the accompanying consolidated balance sheets.

Interest is calculated based on applicable short-term borrowing investment rates (generally commercial paper rates) accrued daily and paid annually. The average interest rate for 2010, 2011 and 2012 was 0.6%, 0.5% and 0.5%, respectively. Interest income under this note for 2010, 2011 and 2012 totaled $0.6 million, $0.4 million and $0.8 million, respectively.

Tax Sharing Agreement

We are party to a tax sharing agreement, or TSA, with Safeway. The TSA governs the respective rights, responsibilities and obligations of Safeway and us with respect to the payment of taxes, filing of tax returns, reimbursements of taxes, control of audits and other tax proceedings and other matters regarding taxes. For additional information about the TSA, please see “Certain Relationships and Related Party Transactions—Relationship with Safeway and Related Transactions—Tax Sharing Agreement.”

Guarantees

Safeway has, in limited instances, provided guarantees to certain content providers with respect to obligations of ours relating to distribution partner card sales. These guarantees have stated maximum amounts and expiration dates ranging from 2013 to 2016. These guarantees have a variety of termination provisions, some of which include (i) the initial public offering of our common stock, (ii) Safeway ceasing to own a specified percentage of our issued and outstanding voting stock, and (iii) issuance of a replacement letter of credit with a financial institution to cover such obligations. Certain of our content provider agreements may be terminated at the election of the content provider under certain circumstances if the related guarantee ceases to be in effect. We are currently in negotiations with certain of our content providers whose guarantees are expected to terminate upon the completion of this offering, and we anticipate that we will be able to obtain satisfactory guarantees or make alternative credit arrangements. See “—Cash Management and Treasury Services Agreement” below.

Cash Management and Treasury Services Agreement

We have entered into a cash management and treasury services agreement with Safeway. This agreement sets forth the terms and conditions of the cash management and credit services provided to us by Safeway and permits Safeway to borrow cash from our operating accounts in excess of our immediate working capital and other operating requirements, calculated in accordance with the agreement, on an overnight basis to meet Safeway’s short-term funding requirements. The services provided by Safeway include, among others, (i) assisting us in the investment of the excess cash described in the preceding sentence, to the extent it is not borrowed by Safeway, (ii) lending us an amount necessary to satisfy our short-term working capital requirements (as calculated in accordance with the agreement), up to an aggregate of $50 million in U.S. dollars and $10 million in Canadian dollars, such amounts to be lent under unsecured demand promissory notes described below under “Certain Relationships and Related Party Transactions—Relationship with Safeway and Related Transactions—Working Capital Note”, and (iii) providing guarantees for liabilities related to our operating activities for a certain period of time. The cash management and treasury services agreement will terminate three years following the effective date of this offering, unless earlier terminated by us or Safeway if (a) Safeway ceases to hold at least 50.1% of our outstanding common stock or (b) the other party’s unsecured credit rating falls below investment grade or such party has entered into bankruptcy or other insolvency proceedings.

Critical Accounting Policies and Estimates

Critical accounting policies are those accounting policies that our management believes are important to the portrayal of our financial condition and results of operations and require management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States, or GAAP. In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP and does not require management’s judgment in its application, while in other cases management’s judgment is required in selecting among available alternative accounting standards that allow different accounting treatment for similar transactions. The preparation of consolidated financial statements also requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses and related disclosures. Significant estimates and assumptions affect, among other things, allowances for doubtful accounts and sales adjustments, useful lives of assets, card redemption patterns and lives, and valuation assumptions with respect to goodwill, contingent business acquisition liabilities, other intangible assets, common stock and income taxes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Accordingly, actual results could differ significantly from the estimates made by our management. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

Revenue Recognition

We recognize revenue when there is persuasive evidence of an arrangement; the service or product has been provided to the customer; collection of our commissions and fees is reasonably assured; and the amount of fees to be paid by the customer is fixed or determinable.

Commissions and Fees

We derive the majority of our revenues from commissions and fees paid by our content providers for distribution and program management of prepaid cards. Gross commissions are generally recognized as revenue at the time of card activation. For our proprietary Visa gift card and PayPower GPR card, we serve as the program manager operating in conjunction with our issuing banks. Consequently, all of the purchase fees for these cards are deferred and recognized ratably in proportion to historical redemption patterns over the estimated life of the card, presently 12 months for our proprietary Visa gift cards and four months for the GPR cards. Fees for reloading GPR cards are recognized when funds are transferred onto the card.

For the American Express and MasterCard network-branded gift cards and nonproprietary GPR cards, consumers pay a purchase fee in addition to the amount loaded onto the card. We receive a portion of the consumer fees for our marketing and distribution services provided to American Express and the MasterCard program manager. We recognize the gross fee paid on the cards at the point of sale when the consumer loads funds onto the cards.

Program, Interchange, Marketing and other Fees

We generate revenues related to redemption processing and account maintenance that occurs after the initial activation and load onto a card for which we act as program manager. Monthly or transaction/usage based fees are charged on our proprietary Visa gift cards and GPR cards. Revenue for these cards is recognized when the fees are charged and deducted from card balances. When cardholders make purchases at merchants, we also earn and recognize a portion of the network interchange fees charged to the merchant by the issuing banks. We also have agreements with our issuing banks where the bank pays us a program management fee based on a percentage of the load value of activated cards. We recognize such fees in proportion to historical redemption patterns over the estimated card life, presently 12 months. The fee percentage is subject to quarterly renegotiation and may be adjusted based on changes in the underlying redemption patterns, escheat obligations, regulations and other factors that change the underlying economics of the card portfolio. Other fee revenue is generated primarily from marketing payments from our content providers which are reported on a gross basis and are recognized when services are rendered, items shipped or fees contractually earned.

Product Sales

We also generate revenue by selling previously issued closed loop gift cards at a discount to consumers, by selling telecom handsets through our distribution outlets and by providing some of our content providers with design, development and production services related to their individual prepaid card programs. Revenue is recognized on a gross basis when items are shipped or delivered, based on the underlying shipping terms.

Goodwill and Intangible Assets

Goodwill represents the excess of cost of an acquired business over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed in a business combination. Goodwill is not subject to amortization but must be periodically evaluated for impairment.

We test goodwill for impairment at the reporting unit level at least annually (on the first day of the fourth quarter), or whenever events or circumstances indicate that it is more likely than not that the fair value of a reporting unit is below its carrying amount. A two-step process is required to evaluate impairment. In the first step, we compare the fair value of the reporting unit to its carrying value. If the fair value of the reporting unit is less than its carrying value, we perform a second step to determine the implied fair value of goodwill associated with the reporting unit. If the carrying value of goodwill exceeds the implied fair value of goodwill, such excess represents the amount of goodwill impairment.

Under GAAP, a reporting unit is either the equivalent of, or one level below, an operating segment. We have concluded that we operate in one segment and have one reporting unit for impairment testing purposes.

Intangible assets consist of acquired patents, domain names, an exclusivity right and other intangibles, and are amortized on a straight-line basis over expected useful lives ranging from three to 13 years. For acquisitions, we classify acquired software technology as Property, equipment and technology, net.

Cost of Software Developed or Obtained for Internal Use

We capitalize our costs to develop software when preliminary development efforts are successfully completed, management has authorized and committed project funding and it is probable that the project will be completed and the software will be used as intended. Such costs are amortized on a straight-line basis over the estimated useful life of the related asset, typically estimated to be five years. Costs incurred prior to meeting these criteria are expensed as incurred. Costs incurred for enhancements that are expected to result in additional features or functionality are capitalized and expensed over the estimated useful life of the enhancements.

Income Tax Contingencies

Our parent company, Safeway, is subject to periodic audits by the Internal Revenue Service and other foreign, state and local taxing authorities with respect to tax returns which include Blackhawk, and we are subject to periodic audits by various foreign, state and local taxing authorities with respect to our applicable separate company tax returns. These audits may challenge certain of our tax positions, such as the timing and amount of income and deductions and the allocation of taxable income to various tax jurisdictions. We evaluate our tax positions and establish tax liabilities in accordance with the applicable accounting guidance on uncertainty in income taxes. These tax uncertainties are reviewed as facts and circumstances change and are adjusted accordingly. This requires significant management judgment in estimating final outcomes. Actual results could materially differ from these estimates and could significantly affect our effective tax rate and cash flows in future years.

Employee Stock-Based Compensation

We account for all stock-based awards to employees, including grants of restricted stock awards and units, employee stock options and stock appreciation rights, or SARs, as compensation based on the fair value of the award at the grant date.

We determine the fair value of our option awards at the date of grant using the Black-Scholes option pricing model. The resulting fair value, less estimated forfeitures, is amortized on a straight-line basis to expense over the requisite service period as the employee vests into the award. The Black-Scholes option pricing model incorporates certain assumptions, such as the estimated fair value of our common stock, expected volatility, the expected life of the option, the risk-free interest rate, the expected forfeiture rate and the expected dividend yield in order to arrive at a fair value estimate.

•

Estimated Fair Value of Common Stock—We do not have a trading history for our common stock and the fair value is determined by our board of directors. For additional information about the factors and assumptions used by our board of directors to make this determination, please see “—Valuation of Common Stock.”

•

Volatility—We do not have a trading history for our common stock and the expected price volatility for our common stock was estimated based upon historical volatility for comparable publicly traded companies over a five-year period.

•	Expected Term—The expected term was estimated using the simplified method allowed under SEC Staff Accounting Bulletin No. 110, Share-Based Payment.

•	Risk-free Rate—The risk-free interest rate was based on the yields of U.S. Treasury securities with maturities similar to the expected term of the stock options for each stock option group.

•

Forfeiture Rate—We estimated the forfeiture rate using our historical experience with forfeitures. We review the estimated forfeiture rates each period end and make changes as factors affecting the forfeiture rate calculations and assumptions change.

•

Dividend Yield—Expected dividend yield is based on our dividend policy at the time the options were granted. Other than the December 2012 extraordinary cash dividend of $1.369 per share, we have never declared or paid any cash dividends and do not plan to pay cash dividends in the foreseeable future. Consequently, we have historically used an expected dividend yield of zero.

The assumptions we use in the option pricing model are based on subjective future expectations combined with management judgment. If any of the assumptions used in the Black-Scholes option pricing model change significantly, compensation expense for future awards may differ materially compared to awards previously granted.

Valuation of Common Stock

Because there has been no public market for our common stock and in the absence of recent arm’s-length cash sales transactions of our common stock with independent third parties, our board of directors determines the fair value of our common stock by considering at the time of grant a number of objective and subjective factors, including discounted cash flow analysis, comparable company analysis, regular periodic valuations from an independent third-party valuation firm, overall market conditions, repurchases of our common stock, and our current, historical and expected future operating performance. This approach is consistent with the methods outlined in the AICPA Practice Aid.

Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

One of the factors considered by our board of directors is a periodic independent third-party valuation analysis, which is based on a combination of market and income approaches. Under the market approach, consideration is given to pricing information for similar public companies, referred to as the guideline (or comparable) publicly traded company methodology, and to relevant transactions involving the sales of similar companies, referred to as the mergers and acquisitions method. The income approach discounts expected future cash flows to their present value at a discount rate based upon our weighted-average cost of capital that considers the risk-free rate, as well as risks associated with an investment in the business. The projections used in connection with the market and income valuation approaches were based on our expected operating results and cash flows over the forecast period. A key component in determining the fair value of our common stock is developing an estimate of our enterprise value based on a weighting of the market and income approaches. In determining the enterprise value, we have historically placed greater weighting on the guideline public company method as compared to the mergers and acquisitions method and the income approach due to the number of public company comparables, how closely they relate to our company, our consistently positive EBITDA generation and our expected EBITDA growth over the next few years. Our peer group is comprised of a number of U.S. based publicly traded companies primarily focused on prepaid cards and processing of electronic payment transactions. Uncertainty and subjectivity are inherent in these fair value estimates. If different peer companies, discount rates and other assumptions had been used, the valuations would have been different.

Given our communications with prospective underwriters over the past 18 months about a potential initial public offering (IPO) of our common stock, we used the Probability-Weighted Expected Return Method (PWERM) to allocate the estimated enterprise value to our common stock in the June 30, 2011, December 31, 2011, June 16, 2012 and December 29, 2012 valuations. Under the PWERM methodology, the allocation of our enterprise value was based upon the timing and likelihood of various potential future liquidity scenarios at the applicable valuation date, including an early and late IPO, merger or strategic sale, or continued private company operations. Depending on the valuation period, an early IPO is defined as an IPO transaction occurring within three to nine months of the valuation date and a late IPO is defined as an IPO transaction occurring within six to 18 months of the valuation date.

The semi-annual independent third-party valuation as of June 30, 2011 indicated a $22.40 per share value of our common stock. For the PWERM analysis, we estimated the likelihood of the following scenarios:

•	Early IPO—40%

•	Late IPO—40%

•	Merger or sale—10%

•	Continued private company operations—10%

We believed that an IPO was the most likely scenario, but given the volatility in the public markets at the time and the fact that our parent company was controlling the timing and certainty of this event, it was difficult to reliably predict the timing. As a result, we equally weighted the early and late IPO (within nine months and 18 months, respectively) at 40%. We considered a merger or sale scenario and a continued private company operations scenario, but believed these were remote and assigned each a low likelihood of 10%. Our board of directors considered this valuation, along with the overall market conditions at the time, comparable company analysis, and our historical, current and expected future operating performance, including growths rates and margins as compared to the peer group, and approved a $22.40 per share value of our common stock. At the grant date of each stock award issued subsequent to the valuation date, our board of directors reassessed the appropriateness of the $22.40 per share value and concluded that no material events or changes in circumstances had occurred since the June 30, 2011 valuation date that would indicate a need to revise the $22.40 per share value of our common stock.

The semi-annual independent third-party valuation as of December 31, 2011 indicated a $19.86 per share value of our common stock. The decrease in fair value from $22.40 in the June 30, 2011 valuation to $19.86 was primarily due to a decrease in the valuation multiples of our comparable companies. For the PWERM analysis, we estimated the likelihood of the following scenarios:

•	Early IPO—60%

•	Late IPO—30%

•	Merger or sale—5%

•	Continued private company operations—5%

We increased the overall likelihood of an IPO scenario to 90% as we had commenced activities to prepare for an initial registration statement filing, but due to the same factors cited above, it was still difficult to reliably predict the timing. However, because we had commenced preparation activities, including discussions with investment banks, we weighted the early IPO scenario (within six months) at 60% and the late IPO scenario (within 12 months) at 30%. We reduced the likelihood for a merger or sale scenario and a continued private company operations scenario to 5% each. Our board of directors considered this valuation, along with the overall market conditions at the time, comparable company analysis, and our historical, current and expected future operating performance, and approved the new valuation of $19.86 per share of common stock. At the grant date of each stock award issued subsequent to the valuation date, our board of directors reassessed the appropriateness of the $19.86 per share value and concluded that no material events or changes in circumstances had occurred since the December 31, 2011 valuation date that would indicate a need to revise the $19.86 per share value of our common stock.

At the June 16, 2012 valuation date, our semi-annual independent third-party valuation results indicated a $20.10 per share value of our common stock. For the PWERM analysis, we estimated the likelihood of the following scenarios:

•	Early IPO—30%

•	Late IPO—60%

•	Merger or sale—5%

•	Continued private company operations—5%

We continued to believe that an IPO was the most likely scenario, but given the current weakness in the valuations of our comparable companies and in consultation with our parent company, we weighted the early IPO scenario (within four months) at 30% and the late IPO scenario (within nine months) at 60%. We considered a merger or sale scenario and a continued private company operations scenario, but believed these were remote and assigned each a low likelihood of 5%. Our board of directors considered this valuation, along with the overall market conditions at the time, comparable company analysis, and our historical, current and expected future operating performance, and approved the new valuation of $20.10 per share of common stock. At the grant date of each stock award issued subsequent to the valuation date, our board of directors reassessed the appropriateness of the $20.10 per share value and concluded that no material events or changes in circumstances had occurred since the June 16, 2012 valuation date that would indicate a need to revise the $20.10 per share value of our common stock.

At the December 29, 2012 valuation date, our semi-annual independent third-party valuation results indicated a $20.00 per share value of our common stock. The slight decrease in fair value from $20.10 in the June 16, 2012 valuation to $20.00 was primarily due to a decrease in the valuation multiples of our comparable companies. For the PWERM analysis, we estimated the likelihood of the following scenarios:

•	Early IPO—55%

•	Late IPO—35%

•	Merger or sale—5%

•	Continued private company operations—5%

We continued to believe that the likelihood of an IPO scenario was 90% and weighted the early IPO scenario (within three months) at 55% as we continued to move forward with the preparation of an initial registration statement. We considered a merger or sale scenario and a continued private company operations scenario, but believed these were remote and assigned each a low likelihood of 5%. Our board of directors considered this valuation, along with the overall market conditions at the time, comparable company analysis, and our historical, current and expected future operating performance, and approved the new valuation of $20.00 per share of common stock. At the grant date of each stock award issued subsequent to the valuation date, our board of directors reassessed the appropriateness of the $20.00 per share value and concluded that no material events or changes in circumstances had occurred since the December 29, 2012 valuation date that would indicate a need to revise the $20.00 per share value of our common stock.

From January 1, 2012 to April 2, 2013, we granted options and stock appreciation rights (SARs) to current and newly hired employees to purchase shares of Class B common stock with weighted average exercise prices at grant date (as adjusted for the December 2012 extraordinary cash dividend of $1.369 per share) and weighted average fair values as follows:

Grant Date	Options and SARs Granted	Grant Date Weighted Average Exercise Price	Dividend-Adjusted Weighted Average Exercise Price	Weighted Average Fair Value per Share of the Options and SARs at the Grant Date
January 1, 2012 to June 16, 2012	670,250	$19.86	$18.49	$8.12
June 17, 2012 to December 29, 2012	23,500	$20.10	$18.73	$8.46
December 30, 2012 to April 2, 2013	838,250	$20.00	$20.00	$8.26

The assumptions used to value the January 1, 2012 through April 2, 2013 option grants and stock appreciation rights are as follows:

•	Expected term—4.75 to 5.0 years;

•	Expected volatility—46.6% to 48.3%;

•	Risk-free interest rate—0.6% to 1.1%; and

•	Expected dividend yield during expected term—0.0%.

The fair values of our restricted stock awards and restricted stock units are based on the estimated fair value of our common stock (as discussed above in this section) at the date of grant and are amortized to expense over the requisite service period. From January 1, 2012 to December 29, 2012, we issued 163,975 shares of restricted stock and restricted stock units at $19.86 per share and 14,750 restricted stock units at $20.10 per share. These restricted stock awards and restricted stock units vest annually over five years in equal increments. From December 30, 2012 to April 2, 2013, we issued 228,250 shares of restricted stock at $20.00 per share, of which 188,750 vest annually over four years in equal increments and 39,500 vest annually over five years in equal increments.

Options, SARs, restricted stock and restricted stock units can be called by us or put to us by the holder at fair value after the holder has exercised (or the restricted stock or restricted stock unit has vested) and has been subject to market risk (i.e., held the stock) for a certain period of time, in accordance with the terms of the stockholders’ agreement that we have entered into with our stockholders and optionholders. Due to this put right, exercised options, fully vested restricted shares and the vested portion of unexercised options and restricted shares are re-measured to their redemption value at each reporting date, and classified as Redeemable equity in our consolidated balance sheets.

Equity Instruments Issued to Distribution Partners

In conjunction with marketing and distribution service agreements, we have issued common stock and warrants to four of our distribution partners. These instruments contain services and/or performance conditions, and three of them provide the holder with a right to put the instrument back to us at fair value or its redemption value. Two of these instruments were issued in April 2013 without any related put rights. In addition, we are required under the terms of an investor agreement with one of these distribution partners to offer such partner a purchase right in connection with certain issuances of our securities, and, pursuant to such requirement, we will issue an additional warrant to such partner as a result of the issuance of one of the April 2013 instruments. Measuring the fair value of each of these instruments, determining the requisite service period over which to amortize the fair value and determining the appropriate classification in our consolidated balance sheets is complex and requires significant judgment.

For the equity instruments outstanding as of December 29, 2012, we initially measured the fair value of these instruments using a Black-Scholes option pricing model with input assumptions similar to our employee stock option grants, except for the expected term, which equals the terms of the service or warrant agreements. The fair value of each equity instrument is re-measured, or marked to market, at each reporting date to its fair value and expensed to Sales and marketing in our consolidated statements of income, generally over the requisite service or performance period. Due to the holder’s put right, the fair value of three of these instruments is reflected as Warrant and common stock liabilities in our consolidated balance sheets. The redemption value of a fourth instrument is currently recorded in Redeemable equity, since the holder has a contingent put right, but has not yet achieved a measurement or performance commitment date. Once a measurement date is achieved, the instrument will be re-evaluated for liability classification under the relevant accounting literature.

Increases in the valuation of our common stock, as discussed in “—Valuation of Common Stock” above could affect our results of operations, and affect our cash flows if the holders choose to put the instruments to us.

The warrants issued in April 2013 are fully vested with no service or performance conditions, but are exercisable beginning on the earlier of 181 days after the date of this prospectus or a change in control. Upon the occurrence of such an event, we will measure the fair value of the warrants using a Black-Scholes option pricing model and record the full value of the award in Additional paid-in capital with an offset to Intangible assets and amortize the assets over the term of the related marketing and distribution services agreements to Sales and marketing expense.

For the equity instruments with put and call rights, such rights expire upon an initial public offering, spin-off or change in control, as defined in the related stockholder agreements. For two of these instruments, the occurrence of any of these events will result in immediate expense recognition of their remaining unamortized fair value. Upon completion of this offering, we will be required to record an expense with respect to the equity instruments held by these two distribution partners in an amount equal to the excess of the initial public offering price per share over the relevant put or exercise price of the instrument multiplied by the relevant number of equity securities, less the amount previously expensed, with an offsetting increase in Stockholders’ equity. The amount of this non-cash expense will be $6.0 million in the aggregate.

The table below sets forth our equity instruments issued to distribution partners.

Number of Shares	Date of Issuance	Exercise Price	Vested & Exercisable		Vested & Not Exercisable		Expiration Date
750,000	7/27/09	$10.52	750,000	(1)	—		(2)
Up to 1,100,000(3)	1/5/11	$16.30	—		181,500	(3)	(4)
Up to 22,449(5)	3/1/11	$16.30	—		3,704	(5)	(6)
750,000	4/2/13	$20.00	—		750,000	(7)	(8)
1,500,000	4/2/13	$20.00	—		1,500,000	(9)	(10)

(1)	Warrant has been net exercised contingent upon the completion of this offering (resulting in the issuance of 406,957 shares of Class B common stock).
(2)	Expires on the earliest of the closing of this offering, July 26, 2019, a change of control and a termination (subject to certain exceptions) of the commercial agreement entered into in connection with the issuance of the warrant.
(3)	Exercisable at any time between April 1, 2014 and the expiration date or in connection with a change of control occurring prior to April 1, 2014. Shares of Class B common stock for which the warrant is exercisable range from a minimum of 181,500 shares to a maximum of 1,100,000 shares, the exact number of which is determined based on future achievements of specified performance metrics tied to marketing commissions received by us pursuant to the commercial agreement with the holder of the warrant. The warrant was vested but not exercisable with respect to 181,500 shares as of December 29, 2012.
(4)	Expires on the earlier of December 31, 2015 or 30 days following a termination (subject to certain exceptions) of the commercial agreement entered into in connection with the warrant issuance.
(5)	Exercisable at any time between April 1, 2014 and the expiration date or in connection with a change of control occurring prior to April 1, 2014. Shares of Class B common stock for which the warrant is exercisable range from a minimum of 3,704 shares to a maximum of 22,449 shares, the exact number of which is determined based on the number of shares issuable pursuant to the warrant described under notes (3) and (4) above. The warrant was vested but not exercisable with respect to 3,704 shares as of December 29, 2012. The warrant was issued in satisfaction of our obligation to offer such partner a purchase right in connection with certain issuances of our securities, or the Purchase Right Obligation, pursuant to an investor agreement entered into in connection with a commercial agreement with such partner, which obligation was triggered by the issuance of the warrant to purchase up to 1,100,000 shares corresponding to note (3) above. The Purchase Right Obligation will terminate on the closing of this offering.
(6)	Expires on the earlier of December 31, 2015 or 30 days following a termination (subject to certain exceptions) of a commercial agreement between us and the holder of the warrant.
(7)	Exercisable for shares of Class A common stock on the earlier of 181 days after the date of this prospectus and a change of control. As a result of the issuance of this warrant, pursuant to the Purchase Right Obligation described in note (5) above, we will issue an additional warrant to purchase 15,306 shares of Class A common stock at an exercise price of $20.00 per share to the distribution partner described in note (5) above.

(8)	Expires on the earlier of March 31, 2018 and 10 business days following a termination of the commercial agreement entered into with the distribution partner.
(9)	Exercisable for shares of Class A common stock on the earlier of 181 days after the date of this prospectus and a change of control.
(10)	Expires on the earlier of June 30, 2018 and 10 business days following a termination of the commercial agreement entered into with the distribution partner.

Recently Issued Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, 2011-04, Fair Value Measurements (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. ASU 2011-04 changes the wording used to describe many of the requirements in GAAP for measuring fair value and for disclosing information about fair value measurements to ensure consistency between GAAP and IFRS. ASU 2011-04 also expands the disclosures for fair value measurements that are estimated using significant unobservable (“Level 3”) inputs. This new guidance is to be applied prospectively for reporting periods beginning on or after December 15, 2011. Our adoption of this standard in 2012 did not materially affect our consolidated financial statements.

In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. ASU No. 2011-05 requires that all nonowner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements, eliminating the option to present other comprehensive income in the statement of changes in equity. Under either choice, items that are reclassified from other comprehensive income to net income are required to be presented on the face of the financial statements where the components of net income and the components of other comprehensive income are presented. This amendment is effective for us in 2012 and has been applied retrospectively to the consolidated financial statements included in this prospectus. This amendment changed the manner in which we present comprehensive income, but had no impact on previously reported comprehensive income.

In September 2011, the FASB issued ASU 2011-08, Testing Goodwill for Impairment, or the revised standard. The revised standard is intended to reduce the cost and complexity of the annual goodwill impairment test by providing entities an option to perform a “qualitative” assessment to determine whether further impairment testing is necessary. The revised standard is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. If an entity believes, as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. Our adoption of this standard in 2012 did not materially affect our consolidated financial statements.

The JOBS Act

In April 2012, the JOBS Act was enacted. Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for companies that are not emerging growth companies.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to certain market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in foreign currency exchange rates. We do not hedge this exposure as, to date, it has not been significant. We also have exposure to interest rate risk to the extent we invest our cash with third-party financial institutions. The majority of our cash has been invested with our parent company through overnight advances. Investments with third-party financial institutions have not been significant.

Interest Rate Risk

We are also exposed to interest rate risk associated with the investing of available cash. We invest available cash in conservative short-term instruments and are primarily subject to changes in short-term interest rates.

Currency Risk

We currently have international operations in countries which include Australia, Canada, Mexico, the United Kingdom and other countries in the European Union. Commercial bank accounts denominated in the local currency for operating purposes are maintained in each country. The functional currency in each location is the local currency. Fluctuations in exchange rates of the U.S. dollar against foreign currencies can result, and have resulted, in foreign exchange translation gains and losses. We had unrealized foreign currency translation gains of approximately $1.1 million in both 2010 and 2012; and unrealized foreign currency translation losses of $1.5 million in 2011. Our realized foreign transaction gains and losses were immaterial in 2010, 2011, and 2012. If exchange rates on such currencies were to fluctuate 10%, we believe that our consolidated financial position, results of operations and cash flows would not be materially affected.

BUSINESS

Overview

Blackhawk is a leading prepaid payment network utilizing proprietary technology to offer a broad range of gift cards, other prepaid products and payment services in the United States and 18 other countries. We believe our extensive network provides significant benefits to our three primary constituents: consumers who purchase the products and services we offer, content providers who offer branded gift cards and other prepaid products that are redeemable for goods and services and distribution partners who sell those products. For consumers, we provide convenience by offering a broad variety of quality brands and content at retail distribution locations and online, enhanced by customer promotions and loyalty incentive programs that may be offered by our distribution partners. For our content providers, we drive incremental sales by providing access to millions of consumers and creating new customer relationships. For our distribution partners, we provide a significant, high-growth and highly productive product category that drives incremental store traffic and customer loyalty. Our technology platform allows us to efficiently and seamlessly connect our network participants and offer new products and services as payment technology evolves. We believe the breadth of our distribution network and product content, combined with our consumer reach and technology platform, create powerful network effects that enhance value for our constituents and fuel growth in our business.

The Blackhawk Network

We are one of the largest third-party distributors of gift cards in the world based on the total value of funds loaded on the cards we distribute, which we refer to as load value. Our extensive network connects to more than 500 content providers and over 100,000 active retail distribution locations, providing access to over 160 million consumer visits per week. In addition, we sell physical and electronic gift cards to consumers through both leading online distributors and our website, GiftCardMall.com. In 2012, we processed a total load value of $8.5 billion and over 216 million load transactions.

We offer gift cards from leading consumer brands such as Amazon.com, Applebee’s, iTunes, Lowe’s, Macy’s and Starbucks and from payment networks such as American Express, MasterCard and Visa. We also distribute prepaid telecom products offered by leading prepaid wireless telecom brands including AT&T, Sprint’s Boost and Virgin Mobile brands, T-Mobile, TracFone and Verizon. In addition, we distribute GPR cards provided by Green Dot and NetSpend, the industry leaders in this product category, as well as PayPower, our own GPR card. REloadit, our proprietary reload network, allows consumers to reload funds onto certain of their previously purchased GPR cards. We have strong relationships with our content providers and typically negotiate multi-year contracts. For many of our content providers, we have various types of exclusivity provisions related to certain of the channels through which we distribute their products. Our content provider relationships allow us to provide what we believe is the most extensive selection of gift card brands and prepaid products in a single shopping location for consumers seeking to purchase prepaid products both as gifts and for their own use.

We distribute our products across multiple high-traffic channels such as grocery, convenience, specialty and online retailers. Grocery is our largest channel and enjoys a high volume of frequent visits from all consumer demographics. Our distribution network includes nine of the top ten, and approximately 90% of the aggregate grocery store locations operated by the top 50, conventional grocery retailers in the United States and Canada as reported by Supermarket News on January 30, 2012. These grocery retailers include Ahold, Giant Eagle, Kroger, Loblaws, Publix and Safeway. We also distribute our products in specialty retailers such as Bed Bath & Beyond, Lowe’s and Staples, in convenience stores such as QuikTrip and Wawa, and in other retailers such as JCPenney and Kohl’s. In addition to the United States, we distribute our products in 18 other countries, including Canada, the United Kingdom and Australia. We are expanding in Brazil and Korea and we also plan to begin selling in China in 2013. Our international network includes leading retailers such as Albert Heijn, Carrefour, Loblaws, Morrisons, Tesco and Woolworths. Our international business accounted for approximately 15% of our total revenues in 2012. Because of the wide array of quality content we offer and the high-growth, highly productive characteristics of our product category, we have been able to develop strong relationships with our distribution partners, generally with multi-year contracts containing varying degrees of exclusivity.

Since our founding in 2001, we have pioneered the distribution of gift cards through third-party retail channels. We provide prominent, in-store fixed location displays, including the Gift Card Mall and Prepaid Center, which carry gift cards and other prepaid products, respectively, covering a broad selection of leading consumer brands. Launched in 2004, our Gift Card Mall creates a highly visible, one-stop shopping destination that enhances consumer awareness and drives sales. In many of our points of distribution, we have expanded our footprint with secondary displays in checkout lanes and other high-traffic areas. Our distribution partners also implement marketing and merchandising programs that we develop to drive sales. In addition, when our distribution partners incorporate our products into their customer loyalty and reward programs it typically results in significant sales growth in those locations.

As mobile and digital commerce technologies continue to evolve, we have developed innovative capabilities and services to integrate prepaid products with mobile applications. For example, we facilitate the digital registration of gift cards, tracking of balances, delivery of gift card related offers, purchases of eGifts, exchange of gift cards and replacement card services. Our open platform can support a broad range of retailers, financial institutions, social networks and digital wallets. We believe our extensive relationships with retailers and content providers, as well as our sophisticated technology platform, position us to be an important provider of gift card solutions for a broad set of emerging, digital wallet offerings.

We have invested over $100 million in our proprietary technology platform which connects content providers, distribution partners and transaction processors, and allows consumers to easily load, reload, redeem and manage prepaid cards. We believe our technology capabilities provide us with significant competitive advantages and cannot be easily replicated. Our system is designed to be secure, highly reliable and scalable, allowing us to quickly connect to new distribution partners and content providers.

We have experienced significant growth since our inception in 2001 as we expanded our network. From 2008 through 2012, our revenues grew from $362 million to $959 million and our Adjusted net income grew from $22.7 million to $50.3 million, representing compound annual growth rates, or CAGR, of 27.6% and 22.1%, respectively.

Industry Overview

Gift cards and other prepaid products represent a large and quickly growing segment within the continuing shift towards electronic payments.

Over the last several decades, consumer payments have shifted significantly from paper-based to electronic and card-based forms. According to The Nilson Report (Issue 985), paper-based forms of payment, including cash and checks, are expected to decline as a percentage of total payment volume in the United States from 50% in 2005 to 31% by 2015. As paper-based forms of payment have declined, card-based and other electronic forms of payment have increased significantly. Prepaid card payments represent a significant and growing segment within electronic payments, with an estimated $483 billion of load value in the United States in 2011 growing at a projected 12% CAGR from 2011 to 2015 according to Mercator Advisory Group’s “U.S. Prepaid Cards Market Forecasts, 2012 – 2015” research report.

A broad array of prepaid products and payment services has been developed to address evolving consumer and merchant needs.

As card-based and other electronic forms of payment have evolved, different types of products and services have been developed to address specific consumer needs. These products include gift card products, prepaid telecom products and prepaid financial services products.

The chart below summarizes the estimated size and expected growth of the total prepaid card market as well as selected segments and products, according to Mercator Advisory Group.

Selected Prepaid Card Segment	Estimated Load Volume in 2011	Projected Load Volume in 2015	Projected Load Volume Compound Annual Growth Rate (2011 – 2015)
Third-Party Distributed Gift Cards(1)	$38 billion	$56 billion	10%
Prepaid Telecom Cards(2)	30 billion	39 billion	7%
GPR Cards(2)	57 billion	168 billion	31%

Sub-total	$125 billion	$263 billion	20%

Total Prepaid Cards(2)(3)	$483 billion	$758 billion	12%

(1)	Sources: “Prepaid Distribution Strategies in the United States” by Mercator Advisory Group, 2012 and “U.S. Prepaid Cards Market Forecasts, 2012-2015” by Mercator Advisory Group, 2012. Consists of closed loop gift cards sold through third-party in-store card malls, all open loop gift cards and digital media cards. We believe that the majority of all open loop gift and digital media cards distributed are third-party distributed.
(2)	Source: “U.S. Prepaid Cards Market Forecasts, 2012–2015” by Mercator Advisory Group, 2012.
(3)	Includes all closed loop and open loop prepaid segments.

Gift Card Products.    Gift cards have emerged as a leading segment of the prepaid market with growth primarily driven by changes in consumer gifting preferences. Studies in the United States by the Retail Merchants Association cite gift cards as the most requested holiday gift. According to the National Retail Federation, 81% of U.S. consumers intended to purchase at least one gift card during the 2012 holiday season. Retailers are increasingly embracing third-party distribution of gift cards as a means to capture market share and to increase traffic and average spending in their stores. Gift card products are generally categorized as closed loop or open loop cards.

Closed Loop.    Closed loop gift cards are cards that can only be redeemed with the card content provider (for example, a Lowe’s card, which is only redeemable at a Lowe’s location or its website). These cards also include cards to purchase digital content such as Facebook and iTunes gift cards.

Open Loop.    Open loop gift cards are branded by a network card association such as American Express, MasterCard or Visa, and can be redeemed at any merchant that accepts cards from the relevant association. Consumers buy these cards to give as gifts as well as for their own online purchases to protect themselves from potential credit card fraud or identity theft. These cards are also used extensively for consumer product rebate programs and employee incentive or reward programs.

Distribution of closed and open loop gift cards at third-party locations, such as through grocery, convenience and specialty retailers and other frequently visited retail outlets, has emerged as a convenient and quickly growing means for consumers to buy gift cards. Initially, closed loop gift cards were sold only by the issuing retailer at its own store locations. The development of third-party distribution networks allowed retailers to distribute gift cards through other high-traffic retail locations. This evolution has greatly expanded the market by enabling consumers to purchase a variety of gift cards in locations where they frequently shop. This has also resulted in greater consumer awareness of gift card products and created significant prospects for growth. Based on estimates by Mercator Advisory Group, the third-party distributed gift card segment represented $38.0 billion in load value in 2011 (comprised of $16.1 billion for closed loop gift cards, $14.9 billion for open loop gift cards and $7.0 billion for digital media cards) and is projected to grow at a CAGR of 10% from 2011 to 2015.

Prepaid Telecom.    Historically, most cellular plans in the United States were based on multi-year, post-paid contracts for consumers who could demonstrate creditworthiness. The prepaid portion of the U.S. cellular telecom market has been expanding due to attractive flat-rate, no-contract pricing and the increasing availability of inexpensive, high-quality handsets. These factors are leading consumers who traditionally would have committed to multi-year, post-paid contracts to convert to prepaid cellular products and services. In addition, consumers who do not have qualifying credit histories use prepaid telecom products as a way to gain access to cellular services. Today, all major U.S. cellular network carriers offer prepaid plans and compatible handsets, including highly functional smartphones. Retailers, such as grocery chains, are leveraging this trend by offering prepaid telecom products, including handsets, to increase store traffic and generate additional sales. Based on estimates by Mercator Advisory Group, the wireless telecom card segment represented $30.4 billion in load value in 2011(comprised of $27.1 billion for prepaid mobile minutes cards and $3.3 billion for prepaid long distance cards) and is projected to grow at a CAGR of 7% from 2011 to 2015.

Prepaid Financial Services Products.    General purpose reloadable, or GPR, cards are open loop prepaid cards that can be reloaded with value. GPR cards and reload services represent a large and high-growth segment of the prepaid industry, serving a diverse set of consumers and providing an alternative to traditional banking services. GPR cards are popular with underbanked consumers who are unable (due to economic circumstances or otherwise) or choose not to use a traditional bank for checking, debit card and credit card services. GPR cards also appeal to other consumer groups such as students, travelers and recipients of government program funds. The prepaid financial services products category includes GPR cards and associated reload services.

General Purpose Reloadable Cards.    GPR cards are loaded with value at retail locations or online and function similarly to traditional bank debit cards. They can also be reloaded with additional funds, referred to as a reload transaction, from a variety of sources, including cash, debit or credit cards, electronic deposit of payroll checks or government program payments and transfers from other existing accounts. GPR cards provide a number of bank-like services such as direct deposit, ATM cash access and payment for products at point-of-sale locations or online where debit cards are typically accepted.

Reload Network.     Continued use of a GPR card requires a means for consumers to load additional funds onto the card. Reload networks typically allow consumers to reload their cards at third-party retailers and online, as well as through direct deposit transfers. In addition to providing reload services through their own reload network, some GPR card issuers provide their customers with reload services through reload networks operated by third parties. Recent trends are toward reload networks being available in a greater number of retail locations and for the networks to allow reloading of GPR cards from many issuers.

The GPR card segment is estimated by Mercator Advisory Group to represent $57 billion in load value in 2011 and is projected to grow at a CAGR of 31% from 2011 to 2015.

Consumers increasingly view gift cards as convenient self-use products that often provide many advantages over traditional cash, debit and credit payment methods.

The trend towards self-use is redefining the scope of the addressable market in the gift card category. The increase in self-use is being driven primarily by loyalty and incentive programs offered by retail distributors, such as fuel points or in-store merchandise discounts. For example, a consumer may purchase a Macy’s gift card at a grocery store to fund his or her own apparel purchases and also receive fuel points to be redeemed at the grocer’s gas station or a partner gas station. We believe consumers will increasingly buy gift cards for their own, everyday purchases in order to take advantage of these reward offers. Another driver of self-use is the proliferation of merchants who sell products and digital content online. These merchants, such as Amazon.com, Facebook and iTunes, require an electronic form of payment to complete online transactions. Consumers who do not have access to credit cards can use prepaid products as a form of payment for these merchants. Consumers also use these cards to protect themselves from potential credit card fraud or identity theft.

Digital products and mobile payments are emerging as the next generation in prepaid technology, facilitating convenience and accessibility for consumers.

Many merchants now offer prepaid products that can be purchased online and then delivered electronically either to the purchaser or to a gift recipient through email or social media, such as Facebook. Similar to event tickets and airline boarding passes, electronically delivered gift cards, or eGift cards, have a unique bar code that can be scanned at retail point-of-sale systems, as well as a unique number and PIN code that authenticate the gift card for online redemption. Not only does this offer consumers greater convenience, but it also allows smaller merchants to offer gift cards without the cost of printing and distributing physical gift cards.

The rapid growth and adoption of mobile devices is creating a tremendous market opportunity for mobile digital wallets. As of February 2012, 46% of U.S. adults owned smartphones, an increase from 35% in May 2011, according to the Pew Research Center’s “46% of American adults are smartphone owners” research report. Worldwide mobile payment transactions are expected to grow to $617 billion in 2016 from $172 billion in 2012, according to Gartner’s “Forecast: Mobile Payment, Worldwide, 2009-2016” May 2012

research report. Mobile applications enable the use of mobile phones as a payment device at the point of sale, offering consumers significantly greater convenience and flexibility. Digital wallets are linked to consumers’ financial accounts, allowing access to credit, debit and prepaid forms of payments. Digital wallets also facilitate greater linkage to coupons, rewards and loyalty programs offered by retailers and content providers.

As mobile digital wallets continue to gain more widespread adoption, consumers will demand integrated solutions for management of their prepaid products. A broad range of market participants are vying to create digital wallet solutions, including technology companies such as Google, Isis, and PayPal, payment networks such as American Express, MasterCard, and Visa, financial institutions such as Citigroup, JPMorgan and Wells Fargo, retailer networks such as MCX and third-party service providers such as mFoundry. Platforms that can provide digital market participants with critical prepaid functionality and connectivity between consumers, retailers and payments networks will be best positioned to share in the rapid growth of this opportunity for mobile digital wallets.

Our Competitive Strengths

We believe that the following strengths contribute to our success and distinguish us from our competitors:

Leading Distribution.    We have developed a network of over 100,000 active retail distribution locations across multiple channels, providing us with frequent access to a large number of consumers. Our diversified distribution capabilities include grocery stores, convenience stores and specialty and online retailers. Grocery is our largest channel and enjoys a high volume of frequent visits from all consumer demographics. Our distribution network includes nine of the top ten, and approximately 90% of the aggregate grocery store locations operated by the top 50, conventional grocery retailers in the United States and Canada as reported by Supermarket News on January 30, 2012. These grocery retailers include Ahold, Giant Eagle, Kroger, Loblaws, Publix, Safeway and Supervalu. The combination of our broad consumer reach, investments in retail store displays and our customized value-add services, such as merchandising, marketing programs and direct-to-store fulfillment, results in a highly productive third-party prepaid distribution program. Our distribution partners have historically remained loyal to our program due to the high level of productivity of our card programs and our expanding range of prepaid products.

Breadth of Product and Service Offerings.     We believe that our payment network offers consumers the most extensive assortment of gift cards and other prepaid products and payment services available in a single shopping location. We currently offer multiple categories of products and services, including gift cards, prepaid telecom cards and handsets, and GPR cards and reload services. Our gift card offerings provide access to over 500 consumer brands, retailers and other merchants. Many of our content provider agreements provide us with exclusive or other preferential distribution rights to the related content, sometimes limited to particular channels or more narrowly. Our extensive selection allows us to create a destination for our products in stores and tailor our displays to the attributes of our various selling channels and store locations. The power of the destination also allows us to attract an increasingly wider variety of specialty brands, which in recent years has expanded to include local merchants, trend-setting brands and major sports teams. The breadth of product and service categories and depth of our offerings in each category diversify our revenue streams and allow us to maintain strong market performance in the face of shifting consumer trends.

Innovation.     We have a history of innovation, driven by our strong commitment to consumer research and new product testing. We pioneered the third-party distribution of gift cards through third-party retail channels. In 2001, we began distributing gift cards in Safeway grocery stores. In 2002, we expanded the program to other grocery stores. In 2004, we launched the Gift Card Mall destination displays. We believe we were the first to market, distribute and activate at point of sale prepaid Visa gift cards and GPR cards at third-party retail channels. In 2008, we launched GiftCardMall.com, a third-party online site for the sale of prepaid products. We believe we were the first to sell a wide variety of third-party gift card brands in high volume at online retailers such as Amazon.com. We have also developed innovative capabilities and services to integrate prepaid products with mobile applications. For example, we facilitate the digital registration of gift cards, tracking of balances, delivery of gift card related offers, purchases of eGifts, exchange of gift cards and replacement card services. We also entered the secondary gift card market with our 2011 acquisition of Cardpool, a gift card exchange that enables consumers to sell unused gift cards at a discount for cash and purchase gift cards at a discount. We intend to continue to expand the number of locations where consumers can sell unused gift cards to Cardpool, including through our grocery and other distribution channels. We also plan to integrate Cardpool technology with our digital wallet capabilities.

The development of these innovations has been supported by our extensive consumer research practices. Utilizing tools such as customer interviews, direct surveys and internet-based consumer research techniques, we are able to gain important insights into market trends and consumer purchasing behavior as well as test new product features and functions. We believe that our broad-based industry knowledge in combination with our dedication to consumer research and our proprietary technology platform will allow us to continue to innovate and enhance the value of our network for all participants.

Proprietary and Scalable Technology.     We have a vertically integrated infrastructure, which includes our proprietary switching and redemption, processing, settlement and e-commerce systems. We believe that owning and operating our own technology platform provides us with economic and time-to-market advantages when introducing new products, features and network participants. Our systems are designed to be highly scalable and reliable, which enables us to respond to rising demand while ensuring high-quality service for our network participants.

We have made significant investments in our system interfaces and related processes in order to develop our network and accommodate the diversity of retailers’ point-of-sale systems and network environments. Today, our proprietary transaction switch connects to over 500 content providers’ issuance systems either directly or through their prepaid card processors and to our distribution partner store locations directly through their point-of-sale systems, through their merchant acquirers or through Blackhawk provided point-of-sale terminals. We believe it would require significant expertise and investments in time and money for others to replicate these systems and connections.

Strong Network Effects.    The combination of our broad range of products and leading consumer brands, our extensive footprint of high-traffic distribution partners and our frequent access to a large consumer base creates strong, self-reinforcing network effects. We believe the growth in our product offerings, our distribution partners and our consumer base enhance the value we deliver to all network participants. For example, we are able to attract distribution partners because our extensive product offerings increase store sales and productivity. We are able to attract leading content providers because our high-traffic footprint allows them to grow gift card sales and increase access to consumers. As more content providers and distribution partners join our network, we attract more consumers with our expanding product offerings and convenient product locations. We believe our network would be difficult to replicate and allows us to drive innovation, create new prepaid products and services and adapt to evolving payment technologies.

Experienced Management Team.    Our senior management team has extensive experience across a wide range of disciplines relevant to the payments industry, including technology, distribution, retail program management and financial services. Mr. Tauscher, our Chief Executive Officer, joined

Blackhawk in 2007 as a member of the board of directors and became Chief Executive Officer in 2010. Since 1979, he has held a variety of Chief Executive Officer and board membership roles at a wide range of companies, including high growth, technology and distribution related businesses. Ms. Roche, our President, joined Blackhawk in 2001 upon our founding and has participated extensively in the development of the prepaid card industry. Mr. Ulrich, our Chief Financial Officer and Chief Administrative Officer, joined Blackhawk in 2006 and has extensive experience in the technology and electronic payments industry, including his role as Chief Financial Officer of Xign Corporation.

Our Growth Strategy

Our objective is to maintain a leading position in the prepaid products industry by growing our business through the following strategies.

Increase Productivity of Our Distribution Partners.     We believe there is a significant opportunity to enhance the productivity of our distribution partners, which will lead to greater sales at existing retail locations and drive incremental revenue for our business. We have developed best practices based on our distribution partners’ performance over time and we utilize these best practices to help our distribution partners measure and increase their productivity. For example, we regularly assist our partners in the development of expanded retail displays through our product display space planning and other in-store merchandising services. We also believe we help drive incremental sales for our distribution partners through marketing programs and direct-to-store fulfillment solutions. Finally, we have generally found that our most productive distribution partners are those who include prepaid card purchases in their loyalty and rewards programs, and we are actively working with our distribution partners to help support these programs.

The table below provides information regarding the relative productivity of our distribution partners’ grocery stores in the United States, measured by average load value per store. These stores represented approximately 18% of our active retail distribution locations and approximately 75% of our total load value for closed loop gift cards in 2012. From 2010 to 2012, the average load value per distribution partner grocery store in the United States for closed loop gift cards grew at a CAGR of 27%. As shown in the table, for 2012, grocery stores that we generally categorize as having expanded displays and enhanced marketing and merchandising generated on average approximately five times greater load value for closed loop gift cards per year compared to stores that we generally characterize as having basic displays and limited or no merchandising or marketing support. Furthermore, stores that we generally categorize as having expanded displays, enhanced marketing and merchandising and closed loop gift cards linked to well-developed loyalty or rewards programs generated on average approximately three times greater load value for closed loop gift cards per year compared to stores that we generally categorize as having expanded displays and enhanced marketing and merchandising but limited or no loyalty or rewards programs linked to gift cards. Due to, among other things, differences in consumer demographics, geography, store size, quality of execution, maturity and focus on our programs by our distribution partners, and relative priority of various promotional programs, we would not expect all U.S. grocery store locations to achieve these illustrative productivity gains by expanding displays and marketing programs or adopting loyalty programs, nor would we expect all locations to adopt these programs. Further, within each of these groups there is significant variation in performance. However, we believe that these programs provide meaningful opportunities to enhance the productivity of our existing distribution partners and to attract new distribution partners to our network.

U.S. Grocery Store Productivity Example for Closed Loop Gift Cards

52 Weeks Ended December 29, 2012*

Typical Characteristics of Distribution Partner Store	Approximate Percent of Total U.S. Grocery Distribution Partner Stores	Approximate Percent of Total U.S. Grocery Store Load Value	Approximate Productivity Index (based on average load value per store)†

■ Basic displays	50%	10%	20%
■ Limited or no in-store merchandising and marketing support
■ Limited or no gift cards linked to loyalty or rewards programs

■ Expanded displays	25%	20%	100%
■ In-store merchandising and marketing support
■ Limited or no gift cards linked to loyalty or rewards programs

■ Expanded displays	25%	70%	290%
■ In-store merchandising and marketing support
■ Gift cards linked to well-developed loyalty or rewards programs

*	This excludes grocery store locations not participating in the program at least nine months during fiscal year 2012.
†	The productivity index represents the average load value per store of each category against the average load value per store of distribution partner stores typically characterized by expanded displays, in-store merchandising and marketing support and limited or no gift cards linked to loyalty or rewards programs.

Expand Our Content, Products and Services.    We believe we have the opportunity to increase our revenues by expanding the breadth of our content as well as the types of products and services that we offer.

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Content.    We believe there is meaningful opportunity to expand the content that is currently available at our points of distribution. For example, we are expanding our localization initiatives to deliver a customized mix of prepaid products tailored to individual markets, such as local restaurants, merchants and service providers. We are also enhancing our product offerings in categories that currently represent a small but growing part of our business such as digital media, gaming cards, telecom products and GPR cards. For example, we are introducing telecom destinations with an expanded offering of smartphones and associated prepaid telecom cards. We have found that introduction of new or expanded content, such as our telecom initiative, often increases the sales from our fixtures.

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Products and Services.    We believe there is an opportunity to expand the types of products and services we offer to consumers. For example, we have developed innovative capabilities and services to integrate prepaid products with mobile applications. We believe we will be an important provider of gift card solutions for a broad set of digital payment offerings which are being developed by major and emerging technology companies, payment networks, financial institutions, retailer networks and third-party service providers. We are also expanding our Cardpool business by introducing card acquisition in grocery and other distribution channels and integrating Cardpool technology with our mobile application.

We believe that our expanded products and services, along with broader content, will drive incremental revenue for our business and enhance the connectivity among our network participants.

Continue to Develop International Markets.    We continue to expand our business in countries with strong growth potential and the appropriate payment and retail infrastructure to support prepaid products. For example, we have replicated the U.S. model in Canada, where we offer products through leading grocery and convenience stores. We also have international operations in Australia, the United Kingdom and other countries in the European Union, where we have contracted with leading distribution partners. We recently entered into an agreement with China Union Loyalty in China and are expanding in Brazil and Korea. We believe that our technology platform, industry expertise and proven distribution capabilities will allow us to grow in international markets.

Expand Our U.S. Distribution.    We believe there is opportunity to expand our distribution to new retail partners in the United States. The strength of our network, the variety of our offered brands and the breadth of our products have made our displays a destination for consumers. In addition, we believe our products and services have created a highly profitable product category for many of our existing distribution partners, which presents a compelling value proposition for other potential distribution partners. For example, over the last several years, some of our content providers have also become our distribution partners, including Bed Bath & Beyond, JCPenney, Kohl’s, Lowe’s, Michaels and Staples.

Leverage Our Technology and Distribution Infrastructure to Drive Cost Efficiency.    We believe that we have the opportunity to lower our costs through scale efficiencies, improved systems, cost discipline and continued process improvements. For example, as the overall scale of our operations has grown over the past three years, our processing and services expense has declined as a percentage of total revenues. We will continue to use established business processes to identify and execute initiatives to increase back-end integration and leverage infrastructure to increase the efficiency of our core prepaid card business.

Products and Services

Our payment network allows us to offer and support a broad variety of prepaid products and services to consumers through our network of distribution partners and our online websites. Prepaid products that we offer are “activated” when a consumer loads funds (with cash or with a debit or credit card payment) at a retail store location or online for subsequent redemption or use. We also provide the opportunity to reload existing reloadable prepaid products, including prepaid telecom accounts and GPR cards. The products and brands we offer include:

Product Category	Selected Brands
Closed Loop Gift Cards
Digital Media & E-Commerce	Amazon.com, Facebook, iTunes, Microsoft
Dining	Applebee’s, Outback Steakhouse, Starbucks, Subway
Electronics	Best Buy, GameStop
Entertainment	AMC Theatres, Regal Entertainment Group
Fashion	JCPenney, Kohl’s, Macy’s, TJ Maxx/Marshalls
Gasoline	BP, Shell
Home Improvement	Home Depot, Lowe’s
Travel	Marriott, Southwest Airlines
Other Retail	Barnes & Noble, Bed Bath & Beyond, Sears, Target, Toys“R”Us
Open Loop Gift Cards	American Express, MasterCard, Visa
Prepaid Telecom Products
Wireless Cards	AT&T, Sprint’s Boost Network and Virgin Mobile brands, T-Mobile, TracFone, Verizon
Prepaid Handsets	Alcatel, LG, Motorola, Samsung
Prepaid Financial Services Products
GPR Cards	Green Dot, NetSpend, PayPal, PayPower (our proprietary brand), Univision
GPR Reload Network	REloadit (includes AccountNow, Galileo, NetSpend, Precash and Ready Credit)

As of December 29, 2012, we had agreements with over 500 content providers. For the year ended December 29, 2012, only one content provider represented ten percent or more of our total operating revenues.

In addition to the above product categories, we also provide services to our partners and consumers including digital wallet services, access to a secondary market for prepaid cards through Cardpool, marketing services for content providers and card production.

Our products and service categories include:

Gift Card Products

Closed Loop (or Private-Branded) Gift Cards.    We distribute gift cards in categories including digital media and e-commerce, dining, electronics, entertainment, fashion, home improvement and travel. We distribute leading brands with broad consumer appeal in each category. We believe we carry the most extensive selection of gift cards. These products typically carry no consumer fees, and funds associated with the cards generally do not expire. These products contributed 70% of total revenues for 2012.

Open Loop (or Network-Branded) Gift Cards.    We distribute single-use, non-reloadable gift cards carrying the American Express, MasterCard and Visa brands. The cards are available in a selection of fixed denomination as well as variable-load amount versions and are displayed in a variety of occasion-based packaging. We also serve as a program manager for our proprietary Visa gift cards that we distribute. The network-branded cards carry consumer fees at the time of activation and certain cards have additional fees if the card is dormant for an extended period of time. Funds loaded on these cards can be redeemed at most merchant locations that accept the credit cards of the same network brand. These products contributed 14% of total revenues for 2012.

Prepaid Telecom Products

We distribute both prepaid handsets and a full range of prepaid wireless or cellular cards used to load airtime onto the prepaid handsets. We have a full range of prepaid handset offerings, ranging from basic cellphones to fully functional prepaid smartphones. We purchase our handsets from manufacturers and sell them for a markup at our distribution partner locations. We are currently expanding our handset offering and investing in updated displays that help consumers recognize the benefits of prepaid telecom programs over post-paid programs. Our prepaid wireless cards are denominated either in minutes purchased, which generally do not expire, or, increasingly, as flat rate voice and/or data plans. We offer prepaid telecom cards from all the major carriers including AT&T, Sprint’s Boost Network and Virgin Mobile brands, T-Mobile, TracFone, a leading prepaid telecom provider, and Verizon. These products contributed 8% of total revenues for 2012.

Prepaid Financial Services Products (Open Loop Reloadable)

GPR Cards.     We program manage and distribute a proprietary, bank-issued GPR card that we have branded PayPower. We distribute GPR cards provided by Green Dot and NetSpend, the industry leaders in this product category. By offering a full range of open loop GPR cards, we enable our retail distribution partners to become a “destination” for these products, which typically have been sold through mass retailers, drug and convenience stores and check cashing establishments. Our PayPower GPR card has features similar to a typical bank checking account, including fee-free direct deposit, in-store and online purchasing capability wherever a credit card is accepted, bill payment and ATM cash access. We charge a fee for initial load and reload transactions, monthly account maintenance fees and other transaction or account fees. In addition, we offer promotional programs and waive monthly account maintenance fees if certain conditions are met. GPR cards currently represent a small but growing portion of our total load value and total revenues. Sales of our PayPower cards, including reloads, comprised approximately 77% of GPR load volume for 2012.

GPR Reload Network.    We offer a proprietary reload network named REloadit, which allows consumers to reload funds onto their previously purchased GPR cards. REloadit can be used to reload both our PayPower GPR card, as well as certain other third-party GPR cards, such as AccountNow and NetSpend cards. We expect to continue to expand the brands that can be reloaded through the REloadit network. We remit funds directly to the card issuing bank once the consumer instructs us to transfer funds from their REloadit Pack to their GPR card, which is done either on a website or over the telephone. Until the funds have been remitted to the card issuing bank, we hold the consumer’s funds in trust. For 2012, sales from REloadit contributed less than 1% of total revenues.

The prepaid financial services products including all GPR cards, reloads and the REloadit product contributed approximately 1% of total revenues for 2012.

Cardpool

Through our Cardpool subsidiary, we offer consumers a convenient and user-friendly online marketplace to sell unused gift cards that they do not want, and we continue to expand the number of locations where consumers can sell unused gift cards to Cardpool, including through our grocery and other distribution channels. In addition, consumers can purchase gift cards at a discount from Cardpool through its online sales website. Offering a prepaid card exchange and cards for purchase at a discount incentivizes self-use and moves the card into the hands of a consumer who intends to patronize the store. The Cardpool business contributed approximately 4% of total revenues for 2012.

Digital Wallet Services

We have developed a technology platform to integrate prepaid products with mobile applications. We believe that this platform will enable us to be an important provider of gift card solutions for a broad set of digital payment offerings which are being developed by major and emerging technology companies, payment networks, financial institutions, retailer networks and third-party service providers. This functionality equips the wallet provider with a single source services manager for a wide variety of prepaid cards, thereby avoiding the cost of making connections to every prepaid card issuer and processor. We have introduced a proprietary application called GoWallet which utilizes our platform and facilitates the digital registration of gift cards, tracking of balances, delivery of gift card related offers, purchases of eGifts, exchange of gift cards and replacement card services. We plan to expand GoWallet’s features to include card exchange functionality, presentation and management of promotional offers, and redemption using proxy cards or smartphone interfaces.

Other Services

We receive marketing funds from our content providers to promote their prepaid cards throughout our distribution network. We offer production and packaging services to our prepaid card and prepaid telecom content providers. In some instances, we may receive a portion of other fees such as account maintenance, interchange or referral fees for certain open loop cards. We also receive other fees related to local, regional and sports team card programs.

Product Category Fee Structure

The following table describes how fees are earned for each of the following product categories:

Products and Services	How We Earn Fees

Closed Loop Gift Cards	• Content providers pay us a commission based on load value. We share these commissions with our distribution partners.

Open Loop Gift Cards

•   Consumers pay a flat fee upon card activation depending on load value. We share this fee with our distribution partners and content providers.

•   Our issuing banks pay us additional program management fees for our Visa gift cards and American Express pays us fees for certain ancillary services.

•   We also earn a portion of merchant interchange fees when customers use our proprietary Visa gift card for purchases.

Prepaid Telecom Products

•   The telecom carriers pay us a commission based on load value. We share these commissions with our distribution partners.

•   We purchase handsets from manufacturers and sell them with a markup to our distribution partners. Our distribution partners retain the full proceeds from the sale of handsets to consumers.

Prepaid Financial Services Products

•   Consumers pay flat fees for the initial purchase and subsequent reloads of our proprietary PayPower GPR cards. We share these fees with our distribution partners. In addition, we earn account maintenance fees and interchange and other transaction fees based on consumers’ continued use of these cards.

•   We earn a fixed fee for each third-party GPR card we sell. We share this fee with our distribution partners. We also earn account maintenance and interchange fees from these third-party GPR content providers.

•   When consumers reload GPR cards on our REloadit network, we collect a fee, which we share with our distribution partners. For third-party GPR cards, this fee is also shared with the third-party GPR content provider.

Prepaid Cards Secondary Market	• We earn a markup on the sale of pre-owned closed loop gift cards, which we purchase from consumers at a discount to load value.

Other Fee Categories

•   Fees related to marketing prepaid cards for our content providers.

•   Fees related to card production and packaging services for content providers.

•   Fees related to local, regional and sports team card programs.

In a typical closed loop card transaction, the consumer purchases a gift card from our distribution partner who collects the load value. The distribution partner then forwards to us the collected amount, less the distribution partner’s share of the commission. We then remit the load value of each card, less the total amount of the commission to the applicable content provider. The cardholder can then access the stored value on a closed loop card by using the card at the content provider’s point of sale system or website. For an open loop card transaction, the consumer purchases a gift card from our distribution partner who collects the load value and purchase fee. The distribution partner then forwards to us the load value and purchase fee, less the distribution partner’s share of the purchase fee. We then remit the load value of each card to the card issuing bank partner. The cardholder can access the stored value on an open loop card by transacting for goods or services with any merchant that accepts the network-branded card (for example, American Express, MasterCard or Visa). For such transactions, the card issuing bank transfers funds through the network association to the merchant’s bank following the consumer’s purchase.

Distribution

Our distribution network consists of our retail distribution partners, our website GiftCardMall.com, and third-party online merchants. The following table illustrates selected examples of our distribution partners across various channels:

Distribution Channel	Examples

Grocery	Ahold, Giant Eagle, Kroger, Publix, Safeway, Supervalu

Specialty	Bed Bath & Beyond, Best Buy, Lowe’s, Michaels, Office Max, Staples, Toys“R”Us

Convenience	Kroger Convenience Stores, QuikTrip, Wawa

Other Retail	JCPenney, Kmart, Kohl’s, Sears

Online	Amazon.com, eBay, GiftCardMall.com, Staples.com

International	Albert Heijn, Australia Post, Carrefour, Coles, Loblaws, Morrisons, Tesco, Woolworths

In the United States, our retail distribution network principally consists of grocery, convenience, specialty and online retailers. Our distribution network includes nine of the top ten, and approximately 90% of the aggregate grocery store locations operated by the top 50, conventional grocery retailers in the United States and Canada as reported by Supermarket News on January 30, 2012. These supermarkets are especially well suited for selling a broad mix of prepaid products. Unlike mass “big box” retailers, they primarily sell groceries and do not view the consumer-branded gift cards as competitive with the merchandise they sell in their own stores. As of December 29, 2012, we had over 100,000 active retail distribution locations worldwide and approximately 380 distribution partners.

During each of the last three fiscal years, three distribution partners represented more than ten percent of our total operating revenues. Kroger, Giant Eagle and Safeway, our parent company, represented 12.3%, 12.9% and 16.6% of our total operating revenues, respectively, in 2010; 13.2%, 14.4% and 14.5% of our total operating revenues, respectively, in 2011; and 15.1%, 12.6% and 12.2% of our total operating revenues, respectively, in 2012. The reduction of Safeway’s portion of our total operating revenues from 16.6% in 2010 to 12.2% in 2012 reflects the growth of our business principally through the addition of distribution partners and the expansion of our geographic footprint.

Our agreements with distribution partners generally contain varying degrees of exclusivity for us as the provider of prepaid products in their stores. These agreements also provide, among other things, that we will pay our distribution partner a negotiated commission based on a percentage of the content provider commission or purchase fee we receive upon the sale of our various products and services. We believe our highly productive gift card program coupled with our expanding range of products and payment services creates a powerful incentive for our retail distribution partners to remain loyal to our program. We typically enter into contracts with our retail distribution partners ranging from three years to five years in length.

Our products are sold through our retail distribution partners through prominent, in-store fixed location displays, typically branded as the Gift Card Mall. We offer a wide variety of displays, including four- and two-sided rotating displays, as well as checkout line horizontal displays. Our primary displays are typically seven feet tall, three-sided grocery aisle “end caps” that display up to 140 pegs of prepaid cards on each side, for a total of 2,800 cards when fully stocked. In many stores, our products are displayed in multiple locations including near checkout lanes and floral and greeting card sections of stores.

Outside the United States, we have followed a similar strategy of initially contracting with leading grocery chains and then growing our distribution network in other channels. We also sell prepaid products online through our website, GiftCardMall.com, and Amazon.com as well as other online points of distribution. Our distributed prepaid products are also available online through websites operated by certain of our retail distribution partners (some of which also link to GiftCardMall.com).

Sales and Marketing

Our sales and marketing functions manage our relationships with content providers and distribution partners, as well as develop marketing programs for, and communication strategies to reach, our consumers. A significant portion of our marketing focus is targeted at enhancing the customer experience at our points of distribution. We invest in sophisticated product display space planning and coordinate merchandising visits in order to help increase sales from our existing display fixtures. We also manage and participate in the design of effective in-store marketing programs funded jointly by our content and distribution partners. In addition, we use online marketing in connection with our financial services products and GiftCardMall.com.

Operations and Customer Service

Our operations teams focus on delivering a high-quality experience for our network constituents. Our services include production and fulfillment of prepaid products as well as inventory management services for select retail distribution partners. For the distribution of prepaid cards, we contract with third-party warehouse and fulfillment logistics providers. Contracts with these providers are typically for terms of three to four years. In the United States and Canada, we have integrated our order management systems with our third-party service providers’ warehouse management systems to optimize fulfillment to stores. Our management also works directly with these service providers to increase automation and efficiencies in order to lower average per card fulfillment costs. For select retail distribution partners that elect to participate, we also operate an inventory tracking and replenishment system and deliver automated re-orders directly to individual stores to optimize in-stock positions.

Our services also include a customer service function that utilizes third-party call centers to support our program-managed Visa-branded products (both gift and GPR), as well as our online gift card sales. We employ second level customer and partner support personnel at our corporate headquarters in Pleasanton, California. We utilize Interactive Voice Response systems, web-based support and email support in our customer service efforts. We also operate our own Network Operations Center at our corporate headquarters to monitor all systems and partner connections worldwide. Finally, we have in place a partner “onboarding” team responsible for integrating transaction processing systems and connecting networks between us and our content providers, distribution partners and their processors.

Prior to customers’ purchase of our gift card products and GPR cards, we, or our content providers or our distribution partners generally bear losses due to theft and fraudulent access based on whose card processing systems are at fault. Following activation, whether a cardholder bears the loss of any theft, fraudulent access or other loss of a card depends upon the issuers’ cardholder terms and conditions. We generally bear such losses to the extent that (a) we process or program manage the card, (b) the cardholder has registered the card, (c) the loss exceeds the amount for which the cardholder is responsible (with the cardholder’s responsibility ranging from zero to $500) and (d) the cardholder notifies us of the loss within the required timeframe. Generally we are not liable to consumers for any theft, fraudulent access or other loss of REloadit Packs.

Bank Partners

We derive a material amount of our revenue from our program-managed proprietary Visa-branded products, which include our proprietary Visa gift card and PayPower GPR card. For the year ended December 29, 2012, these programs represented approximately 13% of our total operating revenues. The issuing banks for these programs, as well as issuing banks for other card association-branded card programs that we program manage, provide the FDIC-insured depository accounts tied to prepaid card association-branded cards, access to ATM networks, membership in the card associations and other banking functions. The issuing banks hold cardholder funds, charge applicable fees on GPR products and collect interchange fees charged to merchants when cardholders make purchase transactions using the prepaid card association-branded cards. Our issuing banks remit some or all of those fees to us plus additional fees for our program management services. The issuing banks’ primary source of revenue in connection with our proprietary Visa gift card programs is investment returns earned on cardholders’ funds held on deposit until the cards are redeemed.

In the United States, we currently serve as program manager for three issuing banks for our proprietary Visa-branded products: MetaBank, University National Bank and The Bancorp Bank. MetaBank has been an issuing bank for both our proprietary Visa gift cards and Visa-branded PayPower GPR cards since 2007. University National Bank has been an issuing bank for our proprietary Visa gift card program since November 2011. The Bancorp Bank has been an issuing bank for our Visa-branded PayPower GPR cards since May 2012. For the year ended December 29, 2012, the MetaBank program represented approximately 10% of our total operating revenues.

Outside the United States, we contract with several issuing banks for Visa- and MasterCard-branded products that we program manage. For the year ended December 29, 2012, these programs represented less than 2% of our total operating revenues.

In October 2010, MetaBank publicly disclosed that the OTS issued a Supervisory Directive that required MetaBank to obtain prior written approval of the OTS, now the OCC, in order to, among other things, enter into any new third-party relationship agreements concerning any credit or deposit product (including prepaid access), materially amend any such existing agreements or publicly announce any new third-party relationship agreements or material amendments to such agreements. MetaBank consented to a Cease and Desist Order issued by the OTS and containing similar restrictions as set forth in the Supervisory Directive. These regulatory actions temporarily prevented us from offering our Visa-branded products to new retail distribution partners or those partners that had not previously carried the Visa-branded products because at the time MetaBank was our only issuing bank. Effective March 30, 2012, however, we amended our agreement with MetaBank in a manner compliant with the Supervisory Directive and Cease and Desist Order. In addition, we are now able to make Visa-branded products available through more recently formed relationships with University National Bank and The Bancorp Bank.

Please see “Risk Factors—Risks Related to Our Business and Industry—We rely on relationships with card issuing banks for services related to products for which we act as program manager, and our business, results of operations and financial condition could be materially and adversely affected if we fail to maintain these relationships or if we maintain them under new terms that are less favorable to us.”

Technology

We own and operate the critical components of our technology platform including our transaction acquiring switch, prepaid card processing system, settlement system and online and eGift platform. These integrated systems are designed to allow us to authorize, process and settle transactions, ensure security and regulatory compliance, rapidly onboard new distribution partners and content providers and provide customer service across our network’s broad points of contact and electronic mediums.

We connect to our partners through a redundant Verizon MPLS (multi-protocol label switching) network cloud and operate dual SSAE No. 16 certified data centers under co-location agreements with leading data center service providers. We operate our own Network Operations Center which provides us with extensive system and application monitoring and around-the-clock visibility into system health and availability.

Our technology platform consists of the following principal components:

•

Acquiring Switch.    We connect with our distribution partners and content providers through our acquiring switch, which is a Java-based platform that utilizes a distributed memory grid architecture. Because retailers’ point of sale systems do not follow uniform messaging standards for prepaid products, we developed a configurable solution to connect with these varied interfaces. Our platform is flexible and programmable, capable of handling specific transaction routing requirements or advanced tasks such as activation of multi-card packaging. For certain content providers, we acquire redemption transactions through terminals at their retail locations.

•

Prepaid Card Processing System.    We process all transactions for our proprietary Visa gift card and PayPower GPR card products using our prepaid card processing system. This system connects directly with the consumer-facing websites for our proprietary card products.

•

Settlement System.    We also have developed systems to manage settlement of millions of transactions for distribution and content providers and distribute hundreds of millions of prepaid cards to our extensive distribution network. We provide our partners access to a comprehensive data warehouse reporting portal to ensure they have the tools to maximize program performance.

•

Online and eGift Platform.    Our online GiftCardMall.com and eGift platform allows us to add new products to our online store for prepaid products, accept customers’ customization requests such as personalizing artwork for prepaid cards, interface to a production facility for print on-demand custom products, deliver gift cards electronically over email, or eGift, and accept multi-card orders from businesses using our corporate order tool. We also support the leading online resellers through standard application interfaces.

Our breadth of product and service offerings is enabled by our technology platform in the following ways:

•

Gift Cards.    We have made a significant investment in direct connections to our distribution partners over the past ten years to ensure high reliability of the gift card activation transaction at the point of sale. We process activation transactions primarily through direct connections to the card processing systems of our content providers or to those of their service providers. In addition, for our proprietary Visa gift cards, we process all post-activation transactions, including redemptions, directly on our processing platform.

•

Prepaid Financial Services.    Our PayPower products and REloadit transactions are processed on our proprietary processing platform, which gives us significant flexibility in adding new functions or developing different program features. Card account and transaction data is extracted to a central data repository for reporting on card usage, analyzing customer behaviors and monitoring for fraudulent or potential money laundering activities. Fraud rules are integrated into the processing platform to provide us with real-time risk alerts and transaction review queues. Our processing platform is certified and connected to the Visa North America, Visa Europe and MasterCard networks as well as to our issuing banks.

•

Digital Wallet Services.    Our wallet platform is built on a scalable and configurable web platform. It deploys a service-oriented architecture in which web services enable other digital wallet providers to utilize the prepaid wallet services we offer.

•

Cardpool.    Cardpool is a proprietary platform built on an open source web framework that manages pricing, spreads, orders and inventory for our gift card exchange marketplace, and provides a web-based interface for customers and an API-based interface for partners.

Competition

Due to the breadth of our product offerings and distribution channels, we face a number of competitors. For our gift card and telecom products, we primarily compete with InComm and Euronet. InComm distributes its products in the United States primarily at convenience stores, drug stores and mass retailers. In the GPR card market, our PayPower GPR card competes with Green Dot and NetSpend cards, which we also distribute in select locations. We operate a reload network, branded as the REloadit network, which competes with other reload networks, including those for Green Dot and NetSpend. Numerous other companies have announced their intention to enter the GPR card market. We also compete with a number of other industry participants in the United States and internationally in connection with prepaid card issuance, program management, prepaid product distribution, marketing and processing and secondary card exchange. We also face competition from companies who are developing new prepaid access technologies and from businesses outside of the prepaid industry, including traditional providers of financial services such as banks and money services providers, and card issuers that offer credit cards, private label retail cards and gift cards.

Intellectual Property

Our intellectual property is important to our continued success. We rely on trademark and copyright laws and trade secret protection in the United States, employee and third-party nondisclosure agreements and other methods to protect our intellectual property and other proprietary rights. We also license technology from third parties who provide various levels of protection against technology infringement by third parties.

We pursue the registration of our intellectual property rights, such as domain names, trademarks, service marks and patents, in the United States and in various other countries. We own several registered trademarks, including the Blackhawk Network, REloadit and Talk Shop. We also have pending trademark applications for Go Wallet and PayPower. The PayPower trademark applications are the subject of a trademark opposition proceeding in the U.S. Please see “—Legal Proceedings.” Through agreements with our retail distribution partners and customers, we authorize and monitor the use of our trademarks in connection with their activities with us.

As of January 31, 2013, we own, or are the exclusive licensee of, 26 patents in various countries providing coverage for systems and methods relating to prepaid product loads and reloads, ewallet services, eGift card transactions, packaging, card design, processing, online services and card exchange, and have exclusive rights to two patents related to fraud prevention in egift card transactions. We have an additional 66 patent applications in various countries for various card assemblies and packaging, security features, activation and processing methods, and online prepaid services and have licensed exclusive rights that arise from nine patent applications. We do not know whether any of our pending patent applications will result in the issuance of patents or whether the examination process will require us to narrow our claims. We believe a robust patent portfolio to protect our intellectual property rights and proprietary systems will become increasingly important as the prepaid industry continues to expand. Please see “—Legal Proceedings.”

Regulation

We operate in an increasingly complex legal and regulatory environment. We, the products and services that we offer and market, and those for which we provide processing services are subject to a variety of federal and state laws and regulations, including:

•	federal anti-money laundering laws and regulations, including the Patriot Act, the Bank Secrecy Act, anti-terrorist financing laws and anti-bribery and corrupt practice laws and regulations;

•	state unclaimed property laws and money transmitter licensing requirements;

•	federal and state consumer protection laws and regulations relating to privacy and data security; and

•	foreign jurisdiction payment services industry regulations.

Anti-Money Laundering Regulation.    We are subject to a comprehensive federal anti-money laundering regulatory regime that is constantly evolving. The anti-money laundering regulations to which we are subject include the Bank Secrecy Act, or the BSA, as amended by the USA PATRIOT Act, or the Patriot Act, which criminalizes the financing of terrorism and enhances existing BSA regimes through: (a) expanding AML program requirements to certain delineated financial institutions; (b) strengthening customer identification procedures; (c) prohibiting financial institutions from engaging in business with foreign shell banks; (d) requiring financial institutions to have due diligence procedures and, where appropriate, enhanced due diligence procedures for foreign correspondent and private banking accounts; and (e) improving information sharing between financial institutions and the U.S. government. Pursuant to the BSA, we have instituted a Customer Identification Program, or CIP, to meet the Patriot Act requirement that we establish a reasonable belief that we know the true identity of our customers in a manner appropriate to the size and type of our business. The CIP is incorporated into our BSA/anti-money laundering compliance program, as required by the Patriot Act. In addition, our subsidiary, Blackhawk Network California, Inc., is a registered money services business subject to reporting requirements related to anti-money laundering compliance obligations arising under the Patriot Act and its implementing regulations.

In addition, provisions of the BSA known as the Prepaid Access Rule issued by the Financial Crimes Enforcement Network, or FinCEN, impose certain obligations, such as registration and collection of consumer information, on “providers” of certain prepaid access programs, including the prepaid products issued by our issuing banks for which we serve as program manager. FinCEN has taken the position that, where the issuing bank has principal oversight and control of such prepaid access programs, no other participant in the distribution chain, including us as the program manager, would be required to register as a provider under the Prepaid Access Rule.

In order to qualify for certain exclusions under the Prepaid Access Rule, some of our content providers were required to modify operational elements of their products, such as limiting the amount that can be loaded onto a card in any one day. In addition, pursuant to the Prepaid Access Rule, some of our distribution partners have adopted policies and procedures to prevent the sale of more than $10,000 in prepaid access (including closed loop and open loop products that fall under the monetary thresholds outlined above) to any one person during any one day. Please see “Risk Factors—Risks Related to Our Business and Industry—We are increasingly facing more stringent anti-money laundering rules and regulations, compliance with which may increase our costs of operation, decrease our operating revenues and disrupt our business” for additional information.

Anti-Terrorism and Anti-Bribery Regulation.    We are also subject to an array of federal anti-terrorism and anti-bribery legislation. For example, the U.S. Treasury Department’s Office of Foreign Assets Control, or OFAC, administers a series of laws that imposed economic and trade sanctions against targeted foreign countries and regimes, terrorists, international narcotics traffickers, those engaged in activities related to the proliferation of weapons of mass destruction, and other entities that pose threats to the national security, foreign policy or economy of the United States. As part of its enforcement efforts, OFAC publishes a list of individuals and companies owned or controlled by, or acting for or on behalf of, targeted countries, as well as those such as terrorists and narcotics traffickers designated under programs that are not country-specific and with whom U.S. persons are generally prohibited from dealing.

The Foreign Corrupt Practices Act, or FCPA, prohibits the payment of bribes to foreign government officials and political figures and includes anti-bribery provisions enforced by the

Department of Justice and accounting provisions enforced by the Securities and Exchange Commission. The statute has a broad reach, covering all U.S. companies and citizens doing business abroad, among others, and defining a foreign official to include not only those holding public office but also local citizens affiliated with foreign government-run or -owned organizations. The statute also requires maintenance of appropriate books and records and maintenance of adequate internal controls to prevent and detect possible FCPA violations. Please see “Risk Factors—Risks Related to Our Business and Industry—Abuse of our prepaid products for purposes of financing sanctioned countries or corruption could cause reputational or other harm that could have a material adverse effect on our business, results of operations and financial condition” for additional information.

Consumer Protection.    We are subject to various state consumer protection laws, including those related to unfair and deceptive trade practices as well as privacy and data security, which are discussed under “Risk Factors—Risks Related to Our Business and Industry—Failure to comply with, or further expansion of, consumer protection regulations could have a material adverse effect on our business, results of operations and financial condition” and “—A data security breach could expose us to liability and protracted and costly litigation, and could adversely affect our reputation and operating revenues.”

Federal Regulation.    At the federal level, Congress and federal regulatory agencies have recently enacted and implemented new laws and regulations that affect the prepaid industry, such as the Credit Card Accountability, Responsibility, and Disclosure Act of 2009, or the CARD Act, and FinCEN’s Prepaid Access Rule. Moreover, there are currently various proposals before Congress that could further substantially change the way banks, including prepaid card issuing banks and other financial services companies, are regulated and are permitted to offer their products to consumers. Non-bank financial services companies, including money transmitters and prepaid access providers, are now regulated at the federal level by the CFPB, which began operations in July 2011, bringing additional uncertainty to the regulatory system and its impact on our business. Please see “Risk Factors—Risks Related to Our Business and Industry—We are increasingly facing more stringent anti-money laundering rules and regulations, compliance with which may increase our costs of operation, decrease our operating revenues and disrupt our business,” “—Abuse of our prepaid products for purposes of financing sanctioned countries or corruption could cause reputational or other harm that could have a material adverse effect on our business, results of operations and financial condition,” “—Failure to comply with, or further expansion of, consumer protection regulations could have a material adverse effect on our business, results of operations and financial condition,” and “—Failure by us to comply with federal banking regulation may subject us to fines and penalties and our relationships with our issuing banks may be harmed” for additional information.

State Unclaimed Property.    We derive a portion of our revenues from consumers’ failure to redeem prepaid products that we issue. Although for such products, we or our issuing banks are required to remit unredeemed funds to certain states pursuant to unclaimed property laws, not all state laws apply to unredeemed prepaid products. However, states periodically revise their unclaimed property statutes in an effort to increase revenues. For example, in 2010 the State of New Jersey adopted regulations that in part require the collection of customer data at the point-of-sale in connection with the sale of prepaid access products. These regulations would result in increased compliance obligations and execution costs for our distribution partners and potentially discourage consumer purchases due to the inconvenience and sensitivity of personal data collection. More recently, the State of New Jersey enacted legislation delaying until 2016 implementation of this collection of customer data requirement. Nevertheless, this regulation (unless later repealed or amended) ultimately will result in increased compliance obligations and execution costs for our distribution partners and potentially discourage consumer purchases due to the inconvenience and sensitivity of personal data collection. Please see “Risk Factors—Risks Related to Our Business and Industry—Costs of compliance or penalties for failure to comply with or changes in state unclaimed property laws and regulations and changes in state tax codes could have a material adverse effect on our business, financial condition and results of operations” for additional information.

Money Transmitter Licenses or Permits.    Most states regulate the business of sellers of traveler’s checks, money orders, drafts and other money instruments, which we refer to collectively as money transmitters. While a large number of states expressly exempt banks and their agents from regulation as money transmitters, others purport to regulate the money transmittal businesses of bank agents or do not extend exemptions to non-branch bank agents. We have historically taken the position that state money transmitter statutes do not apply to our core prepaid card distribution business. Nonetheless, in connection with our open loop business, we rely on the money transmitter licenses of our Blackhawk Network California, Inc. subsidiary in connection with our bank-issued products in some of those states; and our core distribution business, Blackhawk Network, Inc., is licensed in connection with gift card distribution in two states, Maryland and West Virginia.

In connection with our REloadit business, our Blackhawk Network California, Inc. subsidiary is a licensed money transmitter in 46 U.S. jurisdictions. The remaining U.S. jurisdictions either do not currently regulate money transmitters or have determined that we do not need to be licensed in connection with our current businesses. In those states where we are licensed, we are subject to direct supervision and regulation by the relevant state banking departments or similar agencies charged with enforcement of the money transmitter statutes and must comply with various restrictions and requirements, such as those related to the maintenance of certain levels of net worth, surety bonding, selection and oversight of our authorized delegates, permissible investments in an amount equal to our outstanding payment obligations with respect to some of the products subject to licensure, recordkeeping and reporting, and disclosures to consumers. We are also subject to periodic examinations by the relevant licensing authorities or their designees, which may include reviews of our compliance practices, policies and procedures, financial position and related records, various agreements that we have with our issuing banks, retail distribution partners and other third parties, privacy and data security policies and procedures, and other matters related to our business. As a regulated entity, Blackhawk Network California, Inc. incurs significant costs associated with regulatory compliance. We anticipate that compliance costs and requirements will increase in the future for our regulated subsidiaries and that additional subsidiaries will need to become subject to these or new regulations. Please see “Risk Factors—Risks Related to Our Business and Industry—If we fail to maintain our existing money transmitter licenses or permits, or fail to obtain new licenses or permits in a timely manner, our business, results of operations and financial condition could be materially and adversely affected” for additional information.

Privacy.    In the ordinary course of our business, we collect and store personally identifiable information about Cardpool customers, holders of our proprietary Visa gift card and GoWallet users. This information may include names, addresses, email addresses, social security numbers, driver’s license numbers and account numbers. We also maintain a database of cardholder data for our proprietary Visa gift card relating to specific transactions, including account numbers, in order to process transactions and prevent fraud. These activities subject us to certain privacy and information security laws, regulations and rules in the United States, including, for example, the privacy provisions of the Gramm-Leach-Bliley Act and its implementing regulations, various other federal and state privacy and information security statutes and regulations, and the Payment Card Industry Data Security Standard.

These federal and state laws, as well as our agreements with our issuing banks, contain restrictions relating to the collection, processing, storage, disposal, use and disclosure of personal information, and require that we have in place policies regarding information privacy and security. We have in effect a privacy policy relating to personal information provided to us in connection with requests for information or services, and we continue to work with our issuing banks and other third parties to update policies and programs and adapt our business practices in order to comply with applicable privacy laws and regulations. Certain state laws also require us to notify affected individuals of certain kinds of security breaches of computer databases that contain their personal information. These laws may also require us to notify state law enforcement, regulators or consumer reporting agencies in the event of a data breach. Please see “Risk Factors—Risks Related to Our Business and Industry—Failure to comply with, or further expansion of, consumer protection regulations could have a material adverse effect on our business, results of operations and financial condition” and “—A data security breach could expose us to liability and protracted and costly litigation, and could adversely affect our reputation and operating revenues” for additional information.

Foreign Regulation.    We are subject to regulation by foreign governments and must maintain permits and licenses in certain foreign jurisdictions in order to conduct our business. Our Blackhawk Network (UK) Limited subsidiary is regulated as an electronic money institution in the United Kingdom, and in 2012, it began issuing an open loop product. Foreign regulations also present obstacles to, or increased costs associated with, our expansion into international markets. For example, in certain jurisdictions we face costs associated with repatriating funds to the United States, administrative costs associated with payment settlement and other compliance costs related to doing business in foreign jurisdictions. These foreign regulations often differ in kind, scope and complexity from U.S. regulations. Please see “Risk Factors—Risks Related to Our Business and Industry—We are subject to added business, political, regulatory, operational, financial and economic risks associated with our international operations” for additional information.

For additional information about the regulatory environment in which we operate, please see “Risk Factors—Risks Related to Our Business and Industry—We operate in a highly and increasingly regulated environment, and failure by us or the businesses that participate in our distribution network to comply with applicable laws and regulations could have a material adverse effect on our business, results of operations and financial condition” and “—Changes in laws and regulations to which we are subject, or to which we may become subject in the future, may materially increase our costs of operation, decrease our operating revenues and disrupt our business.”

Card Association and Network Organization Rules

In addition to the federal and state laws and regulations discussed above, we and our issuing banks are also subject to card association and debit network rules and standards. The operating rules govern a variety of areas, including how consumers and merchants may use their cards and data security. Each card association and network organization audits us from time to time to ensure our compliance with these standards. Noncompliance with these rules or standards due to our acts or omissions or the acts or omissions of businesses that work with us could result in fines and penalties or the termination of the card association registrations held by us or any of our issuing banks. Please see “Risk Factors—Risks Related to Our Business and Industry—Changes in card association rules or standards set by Visa, MasterCard and others, or changes in card association and debit network fees or products or interchange rates, could materially and adversely affect our business, financial condition and results of operations.”

Employees

As of December 29, 2012, we had approximately 725 employees. We are not subject to any collective bargaining agreement and have never been subject to a work stoppage. We believe that we have maintained good relationships with our employees.

Properties

Our principal executive offices are located in Pleasanton, California, in an approximately 149,000-square-foot commercial office building subleased from Safeway, for which the sublease expires on the earlier of April 30, 2017 or, if earlier, the date on which the master lease between Safeway and Safeway’s lessor terminates. We currently lease approximately 88,000 square feet of this building and have the option to occupy substantially all of the remaining portions of the building for so long as at least three years remain in the term of the sublease. In addition, our ability to exercise our option to occupy the remaining portions of the building or extend our sublease for this facility is contingent on Safeway owning at least 51% of our common stock then outstanding.

We also maintain leased offices in Phoenix, Arizona, Denver, Colorado, Reno, Nevada, Wall, New Jersey and other small local sales or support office locations in the United States. Internationally, we have primary offices in leased facilities in Toronto, Mexico City, London, Sydney and Melbourne. We operate our data centers in co-location facilities provided by third parties in Santa Clara, California and Kent, Washington. We believe that our existing facilities are adequate to support our existing operations and that, as needed, we will be able to obtain suitable additional facilities on commercially reasonable terms.

Legal Proceedings

We are involved from time to time in various legal proceedings arising in the ordinary course of business, including the matters described below. Although the outcome of any pending matters, including the matters described below, and the amount, if any, of our ultimate liability and any other forms of remedies with respect to these matters, cannot be determined or predicted with certainty, we do not believe that the ultimate outcome of these matters will have a material adverse effect on our business, results of operations or financial condition.

We have been the subject of other claims and litigation in the past, and could be the subject of additional litigation and regulatory or judicial proceedings or investigations in the future.

For example, a trademark opposition proceeding was filed with the Trademark Trial and Appeal Board on January 3, 2012, challenging our right to register the trademark PayPower, PowerPay LLC v. Blackhawk Network, Inc., Opposition No. 91203215. We presently expect the matter to be resolved by early 2014. Although the outcome of this proceeding may affect whether or not we are or will be entitled to use the PayPower mark in the U.S., we do not expect the resolution of the proceeding to have a material adverse effect on our business or financial condition.

Our industry has seen an increase in patent litigation in recent years, as there are a wide array of patents and pending patent applications related to the technologies used in the prepaid industry. As a result, third parties have asserted infringement claims against many participants in the prepaid industry. One example is a litigation being prosecuted against a number of our content providers: Alexsam, Inc. v. Best Buy Co., Inc. et al, filed in the United States District Court for the Eastern District of Texas in March 2010, alleging patent infringement in connection with activation of prepaid cards. Alexsam was successful in other patent litigation in 2011. The defendants have denied the claims and are vigorously defending the infringement allegations. The court has scheduled an initial consolidated trial regarding validity and enforceability of the Alexsam patents for the end of April 2013, with the separate trials set to begin in May 2013 and continuing into July 2013. We believe that a judgment or settlement with Alexsam that would have a material adverse effect on our business, results of operations or financial condition is currently not probable. In addition, due to a number of factors including the complexity of the case, number of entities involved and unpredictability of the outcome, we believe that the range of reasonably possible losses is not estimable. However, if Alexsam succeeds, our content providers (including those not subject to the litigation) may be required to pay past and future royalties or future license fees (and may rely on us for indemnification of some of those payments) which could have a material adverse effect on our business, results of operations and financial condition.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information about our executive officers and directors as of April 2, 2013.

Name	Age	Position
Executive Officers
William Y. Tauscher	63	Chief Executive Officer, Chairman of the Board of Directors
Talbott Roche	46	President
Daniel Dmochowski	49	President, International
Jerry N. Ulrich	58	Chief Financial Officer and Chief Administrative Officer
David E. Durant	50	Group Vice President, General Counsel & Secretary

Directors
Steven A. Burd	63	Director(3)
Robert L. Edwards	57	Director(1)(2)
Mohan Gyani	61	Director(2)(3)
Paul Hazen	71	Director(1)
Douglas J. Mackenzie	53	Director(3)(4)
Lawrence F. Probst III	62	Director(2)(4)
Arun Sarin	58	Director(1)

(1)	Member of the Compensation Committee.
(2)	Member of the Audit Committee.
(3)	Member of the Nominating and Corporate Governance Committee.
(4)	Member of the Conflicts Committee.

Executive Officers

William Y. Tauscher has served as our Chief Executive Officer since August 2010, as a member of our board of directors since August 2007 and as Chairman of our board of directors since August 2009. He also served as our Executive Chairman from March 2010 to August 2010 and as President from August 2010 to November 2010. Mr. Tauscher has served on the board of directors of Safeway, our parent company, since May 1998, and currently serves on the executive committee of the board of directors of Safeway. Since 1986, he has been a managing member of the Tauscher Group, which invests and assists in the management of enterprises involved with home products, transportation, telecommunications and real estate. From 2004 to August 2010, he served as the Chief Executive Officer, and continues to serve as the Chairman of the board of directors, of Vertical Communications, Inc., a communications technology company. Mr. Tauscher also serves as a director of a number of privately held companies. Mr. Tauscher holds a B.S. in administrative sciences from Yale University. Mr. Tauscher brings to our board significant experience as a senior executive and director of multiple companies.

Talbott Roche has served as our President since November 2010. Ms. Roche originally joined us as Assistant Vice President in July 2001 while we were a specialty marketing division of Safeway. Ms. Roche transitioned to the role of our Senior Vice President, Marketing, Product and Business Development in January 2005 and served in that position until November 2010. Prior to joining us, Ms. Roche served as a Branding Consultant and Director of New Business Development for

Landor Associates, a marketing consulting firm, from October 2000 to July 2001. From 1996 to 2000, Ms. Roche held various executive positions at News Corporation, a media and marketing services company, including Senior Vice President, Sales for the Smart Source iGroup and Vice President, Sales for News America Marketing. Ms. Roche holds a B.A. in economics from Stanford University.

Daniel Dmochowski has served as our President, International since November 2010. Mr. Dmochowski originally joined us as Assistant Vice President in 2001 while we were a specialty marketing division of Safeway. Mr. Dmochowski transitioned to the role of our Senior Vice President, Global Sales in January 2005 and served in that position until November 2010. Prior to joining us, Mr. Dmochowski served in a variety of executive positions in the fields of loyalty marketing, internet advertising and sales promotion. Mr. Dmochowski holds a B.S. in agricultural economics with a major in business management and marketing from Cornell University.

Jerry N. Ulrich has served as our Chief Financial Officer since June 2006. Mr. Ulrich was appointed to the additional position of Chief Administrative Officer of Blackhawk in March 2007. Prior to joining Blackhawk, Mr. Ulrich served as the Vice President Operations and Chief Financial Officer of Xign Corporation, an electronic payments service provider, from January 2001 through June 2006. In addition, Mr. Ulrich served as interim President and Chief Executive Officer of Optimal Networks Corporation, an information technology solutions provider, from 1999 to 2000, as President of Netwave Technologies, Inc., a wireless network products company, from 1996 to 1999 and in various positions including Chief Financial Officer and Chief Operations Officer for Xircom, Inc., a computer networking company, from 1992 to 1996. Mr. Ulrich received a B.S. in business administration with a major in accounting from The Ohio State University.

David E. Durant has served as our Group Vice President, General Counsel and Secretary since December 2008. Mr. Durant originally joined us in July 2001, serving as a Senior Corporate Counsel while we were a specialty marketing division of Safeway. Mr. Durant became our Assistant Vice President and Assistant Secretary upon our incorporation in July 2003. Mr. Durant then transitioned to the role of Group Vice President, Legal in June 2006. Prior to joining us, Mr. Durant served as Senior Corporate Counsel at Safeway from 1999 to 2006. Mr. Durant holds a B.A. in political science from Rutgers University and a J.D. from The University of Chicago Law School.

Directors

Steven A. Burd has served on our board of directors since August 2007. Mr. Burd has served on the board of directors of Safeway since September 1993 and as Chairman of the board of directors of Safeway since May 1998. He has served as Chief Executive Officer of Safeway since April 1993 and as President from October 1992 to April 2012. Mr. Burd has announced that he will retire as a director and as Chief Executive Officer of Safeway effective May 14, 2013. Mr. Burd is also a director of Kohl’s Corporation, a specialty department store company, where he serves as lead independent director and on the compensation, executive and nominating and governance committees. Mr. Burd brings to our board considerable management, directorial and board committee experience.

Robert L. Edwards has served on our board of directors since July 2008, and previously served on our board of directors from January 2006 to August 2007. Mr. Edwards began serving as President of Safeway in April 2012 and served as Executive Vice President of Safeway from March 2004 to April 2012. Prior to that, he served as Executive Vice President and Chief Financial Officer of Maxtor Corporation, a hard disk drive manufacturer, from September 2003 to March 2004. From 1998 to August 2003, Mr. Edwards held various executive positions, including Chief Financial Officer and Chief Administrative Officer at Imation Corporation, a developer, manufacturer and supplier of magnetic and optical data storage media. Since March 2004, he has served as a director of Casa Ley, a food and general retailer in Mexico, and since November 2011 he has served on the board of KKR Financial Holdings LLC, a specialty finance company. Mr. Edwards brings to our board both a strong understanding of our business and extensive knowledge of financial reporting.

Mohan Gyani has served on our board of directors since August 2007. Mr. Gyani has served as a director of Safeway since October 2004. He has served as Vice Chairman of the board of directors of Roamware, Inc., a provider of mobile operator solutions, since January 2006, and also served as Chairman of the board of directors and Chief Executive Officer of Roamware from May 2005 through December 2005. Mr. Gyani served as the President and Chief Executive Officer of AT&T Wireless Mobility Services from 2000 until his retirement from that company in 2003, after which he served as a senior advisor to the Chairman and Chief Executive Officer of AT&T Wireless through December 2004. From 1995 through 1999, he served as the Executive Vice President and Chief Financial Officer of AirTouch Communications, Inc., a telecommunications device company. Mr. Gyani currently serves as a director of Keynote Systems, Inc., a mobile and web cloud testing and monitoring company, where he serves as lead independent director and also on the compensation committee. He is also a director of the UnionBanCal Corporation, a bank holding company, where he serves as the chair of the audit committee and a member of the compensation committee, and its banking subsidiary, Union Bank of California. From 2008 until June 2010, Mr. Gyani served as a director of Mobile TeleSystems OJSC, a telecommunications operator in Russia, where he served as chair of the governance committee and a member of the audit and compensation committees. Mr. Gyani also serves as a director of a number of privately held companies. Mr. Gyani brings to our board an in-depth knowledge of and years of experience in public company governance.

Paul Hazen has served on our board of directors since August 2007. Mr. Hazen is the former Chairman and Chief Executive Officer of Wells Fargo. Mr. Hazen joined Wells Fargo & Company in 1970. He served as Vice Chairman from 1981 to 1984, President and Chief Operating Officer from 1984 to 1995, Chairman and Chief Executive Officer from January 1995 to November 1998, and Chairman from January 1995 to May 2001. Mr. Hazen was also the President of Wells Fargo Real Estate Investment Trust, a publicly traded REIT, from 1973 to 1978. Mr. Hazen retired after he left his post as Chairman of Wells Fargo in May 2001. Mr. Hazen is currently Chairman of KKR Financial Holdings LLC and Accel-KKR and serves on the boards of KSL Resorts, Horny Toad Activewear, and he is also a senior advisor to KKR. Past board positions include Safeway Inc. (Lead Independent Director), Phelps Dodge, Vodafone Group Plc (Deputy Chairman and Lead Independent Director), Willis Group Holdings Ltd., Prosper Marketplace, National Retirement Partners, Xstrata, the San Francisco Symphony, and the San Francisco Museum of Modern Art. Mr. Hazen also served on the Federal Advisory Council to the Federal Reserve from 1987 to 1991, acting as President of the Council in 1991, reporting to Alan Greenspan as Chairman. Mr. Hazen brings to our board significant experience in business strategy as a senior executive of a large company, as well as considerable directorial and board committee experience.

Douglas J. Mackenzie has served on our board of directors since August 2007. Mr. Mackenzie has been a managing member of Radar Management, LLC, a private equity and venture capital firm, since January 2005, and has been a partner with Kleiner Perkins Caufield & Byers, or KPCB, a venture capital firm, since 1992. He joined KPCB in 1989 and has focused his investment activities in the software sector. Mr. Mackenzie served as a member of the board of directors of Safeway from March 2005 through May 2009. He also served on the board of directors of Marimba Inc., a software provider, from August 1996 to July 2004, and Epiphany, Inc., a software provider, from January 1998 to September 2006, as well as numerous privately held companies. In addition, he serves as an advisory council member of the Stanford Engineering School, as a board member of the Monterey Peninsula Foundation and the Lucille Packard Foundation for Children’s Health, and as a Trustee of the U.S. Ski and Snowboard Team Foundation. Mr. Mackenzie brings to our board extensive knowledge in investment and operations in the software sector.

Lawrence F. Probst III has served on our board of directors since April 2008. Mr. Probst has served on the board of directors of Electronic Arts Inc., or EA, a software company, since January 1991 and as Chairman of the board since July 1994. He currently serves as Executive Chairman of EA. In addition, Mr. Probst served in a variety of senior management and executive positions at EA from 1984 until September 2008, including Chief Executive Officer from May 1991 to April 2007 and President from December 1990 to October 1997. Mr. Probst also sits on the board of two cancer research groups, the V Foundation and ABC2, and has served as the Chairman of the board of directors of the U.S. Olympic Committee since October 2008. Mr. Probst brings to our board extensive management, operational and board governance experience.

Arun Sarin has served on our board of directors since August 2009. Mr. Sarin has served on the board of directors of Safeway since August 2009. From April 2003 to July 2008, Mr. Sarin was the Chief Executive Officer and a director of mobile phone company Vodafone Group Plc., a global mobile communications company with annual revenues of over $60 billion, over 60,000 employees globally and over 300 million customers. Mr. Sarin is a director of The Charles Schwab Corporation, a provider of brokerage, banking and financial advisory services, and Cisco Systems, Inc., a networking technology company. He previously served as a member of the Court of Directors of the Bank of England, ending in 2009. From 1999 to 2003, he served as a director of The Gap, Inc., a specialty retailer. Mr. Sarin is currently a senior advisor to KKR, an investment firm. Mr. Sarin brings to our board significant experience as a former senior executive of a large, global company, where he developed expertise in finance, marketing and operations, and considerable directorial and board committee experience.

Board Composition

In accordance with our amended and restated certificate of incorporation and bylaws, immediately after this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

•	The Class I directors will be Messrs. Mackenzie and Probst, and their terms will expire at the annual meeting of stockholders to be held in 2013;

•	The Class II directors will be Messrs. Gyani, Hazen and Sarin, and their terms will expire at the annual meeting of stockholders to be held in 2014; and

•	The Class III directors will be Messrs. Burd, Edwards and Tauscher, and their terms will expire at the annual meeting of stockholders to be held in 2015.

Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

The number of authorized directors will be fixed exclusively by the board of directors from time to time. The board of directors will have the power to fill vacancies, including vacancies resulting from newly created directorships. Upon the completion of this offering, our board of directors will consist of eight members.

Director Independence

Upon the completion of this offering, Safeway will continue to own more than 50% of our outstanding voting securities and we will therefore be a “controlled company” within the meaning of the

NASDAQ Stock Market corporate governance rules. We intend to rely upon the “controlled company” exemption under the NASDAQ Stock Market corporate governance rules, pursuant to which we will be exempt from the rules that would otherwise require that our board of directors be composed of a majority of independent directors and that our compensation committee and nominating and corporate governance committee be composed entirely of independent directors. The “controlled company” exemption does not modify the independence requirements for the audit committee, and we comply with the requirements of the SEC and the NASDAQ Stock Market corporate governance rules requiring that our audit committee be composed exclusively of independent directors, subject to the phase-in provisions of the applicable listing requirements and the SEC’s rules, which permit up to one committee member that does not satisfy the applicable independence requirements (Mr. Edwards) for up to one year after the date of this offering.

Our board of directors has undertaken a review of the independence of each director and considered whether any director has a material relationship with us that could compromise his ability to exercise independent judgment in carrying out his responsibilities. As a result of this review, our board of directors determined that Messrs. Gyani, Hazen, Mackenzie, Probst and Sarin, representing five of our eight directors, are “independent directors” as defined under the NASDAQ Stock Market corporate governance rules and in accordance with the regulations of the SEC.

Board Committees

Our board of directors has the following committees: an audit committee, a compensation committee, a nominating and corporate governance committee and a conflicts committee. The composition and responsibilities of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

Our audit committee oversees the corporate accounting and financial reporting process. Among other matters, the audit committee evaluates our independent registered public accounting firm’s qualifications, independence and performance, determines the engagement of the independent registered public accounting firm, reviews and approves the scope of the annual audit and the audit fee, discusses with management and our independent registered public accounting firm the results of the annual audit and the review of our quarterly consolidated financial statements, approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services, monitors the rotation of partners of the independent registered public accounting firm on the Blackhawk engagement team as required by law, reviews our critical accounting policies and estimates, oversees our internal audit function and annually reviews the audit committee charter and the committee’s performance. The current members of our audit committee are Mr. Gyani, who is the chair of the committee, Mr. Edwards and Mr. Probst. All members of the audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the NASDAQ Stock Market. The board has determined that Mr. Gyani is an audit committee financial expert as defined under the applicable rules of the SEC and has the requisite financial sophistication as defined under the applicable rules and regulations of the NASDAQ Stock Market. Mr. Gyani and Mr. Probst are independent directors as defined under the applicable rules and regulations of the SEC and the NASDAQ Stock Market. The audit committee operates under a written charter that satisfies the applicable standards of the SEC and the NASDAQ Stock Market.

Compensation Committee

Our compensation committee reviews and recommends policies relating to compensation and benefits of our officers and employees. Among other things, the compensation committee reviews and approves corporate goals and objectives relevant to compensation of our Chief Executive Officer and other executive officers, evaluates the performance of these officers in light of those goals and objectives, sets the compensation of these officers based on such evaluations, administers the issuance of stock options and other awards under our stock plans and annually reviews the compensation committee charter and the committee’s performance. The current members of the compensation committee are Mr. Edwards, who is the chair of the committee, Mr. Hazen and Mr. Sarin. Mr. Hazen and Mr. Sarin are independent directors as defined under the applicable rules and regulations of the SEC, the NASDAQ Stock Market and the Code.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee is responsible for making recommendations regarding candidates for directorships and the size and composition of the Company’s board. In addition, the nominating and corporate governance committee is responsible for overseeing our corporate governance guidelines and reporting and making recommendations concerning governance matters. The current members of the nominating and corporate governance committee are Mr. Burd, who is the chair of the committee, Mr. Gyani and Mr. Mackenzie.

Conflicts Committee

Our conflicts committee is responsible for reviewing all of our related party transactions in which Safeway is a party with an interest adverse to our interests. Each member of the conflicts committee must (a) satisfy the audit committee independence requirements under the rules and regulations of the SEC that would be applicable to the Company, (b) not have been an employee or director of Safeway at any time in the three years prior to his or her appointment to the conflicts committee and (c) not have any material interest in Safeway. The current members of the conflicts committee are Mr. Mackenzie and Mr. Probst, each of whom meets the independence requirements described in the immediately preceding sentence.

Compensation Committee Interlocks and Insider Participation

During our last fiscal year, our board did not have a compensation committee or other board committee performing similar functions, and our board of directors established executive officer compensation without the assistance of any committees. Mr. Ulrich, our Senior Vice President and Chief Financial Officer, was our only officer or employee who participated in the deliberations of our board concerning executive officer compensation.

During our last fiscal year, Mr. Tauscher, our Chairman and Chief Executive Officer, served on the board of directors and on the executive committee of the board of Safeway. Mr. Burd, Safeway’s Chairman and Chief Executive Officer, and Mr. Edwards, Safeway’s President and Chief Financial Officer, each also served on our board of directors. Please see “Certain Relationships and Related Party Transactions.”

There are no family relationships among any of our directors or executive officers.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics that will become effective upon completion of this offering, which will apply to all of our employees, officers and directors, including those officers responsible for financial reporting. The code of business conduct and ethics will be available on our website at www.blackhawknetwork.com. We intend to disclose any amendments to the code, or any waivers of its requirements, on our website.

EXECUTIVE COMPENSATION

This section discusses the material components of the executive compensation program for our executive officers who are named in the “2012 Summary Compensation Table” below. In 2012, our “named executive officers” and their positions were as follows:

•	William Y. Tauscher, Chairman and Chief Executive Officer;

•	Talbott Roche, President;

•	Daniel Dmochowski, President, International;

•	Jerry Ulrich, Chief Financial Officer and Chief Administrative Officer; and

•	David E. Durant, Secretary and General Counsel.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of this offering may differ materially from the currently planned programs summarized in this discussion.

2012 Summary Compensation Table

The following table sets forth information concerning the compensation of our named executive officers for our fiscal year ended December 29, 2012.

Name and Principal Position	Salary	Option Awards(1)	Non-Equity Incentive Plan Compen- sation(2)	Change in Pension and Non- qualified Deferred Compen- sation Earnings	All Other Compen- sation(3)	Total
William Y. Tauscher(4)	$716,285	$811,520	$522,120	$1,237	$11,598	$2,062,760
Chief Executive Officer
Talbott Roche	413,145	405,760	308,449	39,362	1,425	1,168,141
President
Daniel Dmochowski	336,149	324,608	329,248	30,754	1,188	1,021,947
President, International
Jerry Ulrich	346,514	344,896	290,000	7,647	3,516	992,573
Chief Financial Officer and Chief Administrative Officer
David E. Durant	267,992	182,592	206,048	19,620	1,418	677,670
Secretary and General Counsel

(1)	Amounts reflect the full grant-date fair value of stock options granted during 2012 computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all stock option awards made to executive officers in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Employee Stock-Based Compensation” and “—Valuation of Common Stock.”
(2)	Amounts represent bonuses paid with respect to 2012 services under our 2012 Bonus Plan. For a description of the 2012 Bonus Plan, refer to the discussion under the caption “2012 Bonuses” below.
(3)	Amounts reflect life insurance premiums paid by us for policies on behalf of our named executive officers.
(4)	Amounts exclude any compensation earned by Mr. Tauscher related to services performed for Safeway’s board of directors in 2012.

2012 Salaries

The named executive officers receive a base salary to compensate them for services rendered to our company. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities.

2012 Bonuses

For 2012, our board approved the 2012 Bonus Plan, pursuant to which each named executive officer was eligible to receive an annual bonus based on the achievement of specified company performance metrics and, with respect to Mr. Durant only, the achievement of individual performance goals. Each named executive officer’s 2012 target bonus opportunity was equal to 100% of his or her 2012 base salary.

Each named executive officer’s 2012 bonus opportunity was based in whole or in part on our achievement of corporate pre-tax income, which we refer to as the 2012 Corporate Financial Plan. In determining corporate pre-tax income, we excluded any credit or expense taken to mark equity instruments held by distribution partners to the fair market value of our common stock, as this is a non-cash expense that cannot be directly affected by our executives’ actions or performance.

Messrs. Tauscher and Ulrich were eligible to receive an annual bonus targeted at 100% of the named executive officer’s 2012 base salary, based solely on our achievement of the 2012 Corporate Financial Plan. Bonus payouts for these named executive officers were determined on a linear basis between 50% to 80% of the applicable target bonus for attainment of corporate pre-tax income between 85% and 100% of the 2012 Corporate Financial Plan. Bonus payments were determined on a linear basis between 80% and 120% of the applicable target bonus for attainment of corporate pre-tax income between 100% and 120% of the 2012 Corporate Financial Plan.

Ms. Roche and Mr. Dmochowski were eligible to receive an annual bonus targeted at 100% of the named executive officer’s 2012 base salary, of which 50% was determined based on our achievement under the 2012 Corporate Financial Plan (as described above) and 50% was based on achievement of a secondary financial target: direct margin, defined as product revenue minus directly attributable costs for U.S. business (Roche) or corporate pre-tax income achieved by our international business (Dmochowski). Calculation of achievement against each secondary financial target excludes any mark-to-market of equity instruments held by distribution partners, as described above. Bonus payouts under these secondary financial metrics were determined on a linear basis from 50% to 80% of the applicable target bonus opportunity for attainment between 85% and 100% of the applicable metric, and from 80% to 120% of the applicable target bonus opportunity for attainment between 100% and 120% of the applicable metric.

Mr. Durant was eligible to receive an annual bonus targeted at 100% of his 2012 base salary, of which 75% was determined based on our achievement under the 2012 Corporate Financial Plan (as described above) and 25% was based on achievement of individual performance goals.

The actual annual cash bonuses payable under our 2012 Bonus Plan are set forth in the “2012 Summary Compensation Table” above in the column titled “Non-Equity Incentive Plan Compensation.” Our 2013 Bonus Plan will be substantially similar to our 2012 Bonus Plan, except that Mr. Tauscher will be eligible to receive a bonus determined on a linear basis between 50% and 100% of his applicable target bonus based on attainment of corporate pre-tax income between 85% and 100% of the 2013 Corporate Financial Plan, and between 100% and 150% of his applicable target bonus based on attainment of corporate pre-tax income between 100% and 120% of the 2013 Corporate Financial Plan.

Equity

Our board has adopted the Second Amended and Restated 2006 Restricted Stock and Restricted Stock Unit Plan, or the 2006 Plan, and the Amended and Restated 2007 Stock Option and Stock Appreciation Right Plan, or the 2007 Plan, in order to provide additional incentives for our directors, employees and consultants and to enable the Company to obtain and retain services of these individuals, which is essential to our long term success. The 2006 Plan provides for the grant of restricted stock and restricted stock units, and the 2007 Plan provides for the grant of stock options and stock appreciation rights. In March 2013, we adopted the 2013 Equity Incentive Award Plan, or the 2013 Plan, which will be effective upon the completion of this offering. Upon the effectiveness of the 2013 Plan, no further grants will be made under the 2006 Plan or the 2007 Plan. For additional information about the 2006 Plan, the 2007 Plan and the 2013 Plan, please see the section titled “Equity Incentive Plans” below.

Historically, we have granted a combination of stock options and restricted stock to our named executive officers. We believe that providing a mix of stock options and restricted stock balances retention and performance-based pay objectives. Stock options and restricted stock awards typically vest in 20% annual installments over a period of five years. In May 2012, we granted stock appreciation rights to our named executive officers in lieu of stock options, which vest in 20% annual installments over five years.

The following table sets forth the stock appreciation rights granted to our named executive officers in the 2012 fiscal year. We did not grant any other types of equity awards in 2012.

Named Executive Officer	2012 Blackhawk Stock Appreciation Rights Grants
William Y. Tauscher	100,000
Talbott Roche	50,000
Daniel Dmochowski	40,000
Jerry Ulrich	42,500
David E. Durant	22,500

In addition, in March 2013 we made a regular, annual grant of stock options to our key employees, including each of our named executive officers. The stock options will vest in 25% annual installments over four years. The following table sets forth the stock options granted to our named executive officers in March 2013.

Named Executive Officer	2013 Blackhawk Stock Option Grants
William Y. Tauscher	162,500
Talbott Roche	65,000
Daniel Dmochowski	50,000
Jerry Ulrich	55,000
David E. Durant	22,500

Other Elements of Compensation

Retirement Plans

401(k) Plan.    Beginning on January 1, 2012 our eligible employees, including our named executive officers, became eligible to participate in the Blackhawk Network 401(k) Plan maintained by the Company, under which our eligible employees may defer a portion of their compensation, within prescribed limits, on a pre-tax basis through contributions to the 401(k) plan. Prior to the adoption of the Blackhawk Network 401(k) Plan, our employees (including our named executive officers) were eligible to participate in a 401(k) plan maintained by our parent, Safeway. Under the Blackhawk Network 401(k) Plan, the Company may match a portion of our employee’s annual contributions, within prescribed limits.

Safeway Retirement Plans.    Prior to 2012, pension benefits were also provided to our named executive officers under Safeway’s Employee Retirement Plan, or the Safeway ERP, a qualified defined benefit pension plan, and Safeway’s Retirement Restoration Plans, or the Safeway RRP, which are non-qualified defined benefit pension plans, or collectively referred to as the Safeway Retirement Plans. The Safeway RRP provides benefits to certain employees, including our named executive officers, that cannot be paid under the Safeway ERP due to Code limitations on the amount of compensation that may be recognized and the amount of benefits that may be paid under the Safeway ERP.

Under the Safeway ERP, the named executive officer becomes vested in his or her accrued benefits after three years of service with the Company or reaching age 55, whichever occurs first. If he or she has three years of service with us, vested benefits under the Safeway ERP are available following termination, regardless of age. Benefits under the Safeway RRP are available to participants who terminate employment at or after age 55, and benefit payments commence within 90 days of the first day of the seventh month after such termination of employment.

In addition, under the Safeway RRP, each of Messrs. Dmochowski and Ulrich and Ms. Roche is entitled to payment of a special death benefit if he or she dies while employed as an executive officer or after retiring as an executive officer, regardless of age. If any of such executive officers dies while employed as an executive officer, then the executive officer’s beneficiary will receive a Safeway RRP death benefit in a single lump sum payment equal to four times the executive’s base salary at the time of death, up to a maximum of $4 million, less any amount otherwise payable by Company-provided life insurance. The life insurance beneficiaries of any such executive officer who retires after age 55 will be entitled to one of the following benefits at the time of the former executive officer’s death: (1) for death before age 70, the benefit is 100% of the former executive officer’s final average compensation at the time of retirement, with a maximum benefit of $1 million; or (2) for death after age 70, the benefit is 25% of the amount determined in (1) above.

Effective as of January 1, 2012, our named executive officers no longer participate in the Safeway Retirement Plans and each of their accounts in the Safeway Retirement Plans was frozen as of that date. We do not currently intend to establish a defined benefit pension plan.

Deferred Compensation Plans

Prior to 2012, our named executive officers were eligible to participate in two deferred compensation plans maintained by Safeway, referred to as the Safeway Deferred Compensation Plans. The Safeway Deferred Compensation Plans allowed the executive to defer salary or bonus and to have these funds mirror the investment performance of a selection of mutual funds. Neither we nor Safeway contributed funds to the individual accounts of our named executive officers under the Safeway Deferred Compensation Plans, and we are responsible for making payments under the plans on designated distribution dates. As of January 1, 2012, our named executive officers no longer participate in the Safeway Deferred Compensation Plans, and each of their accounts in these plans was frozen as of that date. We do not currently offer a deferred compensation plan.

Employee Benefits and Perquisites

Health/Welfare Plans.    All of our full-time employees, including our named executive officers, are eligible to participate in our health and welfare plans, including:

•	medical, dental and vision benefits;

•	medical and dependent care flexible spending accounts;

•	short-term and long-term disability insurance; and

•	life insurance and accidental death and dismemberment insurance.

We pay for life insurance for each corporate employee (including executive officers) in an amount equal to two times annual salary, up to a maximum of $1 million. The employee is responsible for the income tax for any amount exceeding $50,000 in coverage.

We believe the perquisites described above are necessary and appropriate to provide a competitive compensation package to our named executive officers. We do not make gross-up payments to cover our named executive officers’ personal income taxes that may pertain to any of the perquisites we offer.

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes the number of shares of Class B common stock or Safeway common stock, as applicable, underlying the outstanding equity incentive plan awards identified for each named executive officer as of December 29, 2012.

	Option Awards(1)					Stock Awards(1)
Name	Grant Date(2)	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares That Have Not Vested (#)	Market Value of Shares That Have Not Vested ($)
William Y. Tauscher	Jul 3, 2008(3)	40,000	10,000	6.63	Jul 3, 2015
	Mar 9, 2010	150,000	225,000	13.63	Mar 9, 2017
	Mar 14, 2011(4)	150,000	225,000	17.53	Mar 14, 2018
	May 14, 2012(5)	0	100,000	18.49	May 14, 2019
Talbott Roche	Feb 23, 2007(6)	25,000	0	6.63	Feb 23, 2014
	Apr 22, 2008(7)					2,200	44,000	(8)
	Apr 25, 2008(9)	20,000	5,000	6.63	Apr 25, 2015
	Mar 12, 2009(10)					20,000	354,000	(11)
	May 5, 2009	10,500	7,000	9.15	May 5, 2016
	Mar 9, 2010					18,000	360,000	(8)
	Mar 9, 2010	8,500	12,750	13.63	Mar 9, 2017
	Dec 6, 2010	20,000	30,000	14.93	Dec 6, 2017
	Oct 18, 2011	4,400	17,600	21.03	Oct 18, 2018
	May 14, 2012(5)	0	50,000	18.49	May 14, 2019
Daniel Dmochowski	Feb 23, 2007(6)	40,000	0	6.63	Feb 23, 2014
	Apr 22, 2008(7)					4,300	86,000	(8)
	Apr 25, 2008(9)	16,000	4,000	6.63	Apr 25, 2015
	May 5, 2009	10,500	7,000	9.15	May 5, 2016
	Mar 9, 2010					18,000	360,000	(8)
	Mar 9, 2010	7,000	10,500	13.63	Mar 9, 2017
	Oct 18, 2011	4,000	16,000	21.03	Oct 18, 2018
	May 14, 2012(5)	0	40,000	18.49	May 14, 2019
Jerry Ulrich	Feb 23, 2007(6)	40,000	0	6.63	Feb 23, 2014
	Apr 22, 2008(7)					5,000	100,000	(8)
	Apr 25, 2008(9)	12,000	3,000	6.63	Apr 25, 2015
	May 5, 2009	15,000	10,000	9.15	May 5, 2016
	Mar 9, 2010					18,000	360,000	(8)
	Mar 9, 2010	7,000	10,500	13.63	Mar 9, 2017
	Oct 18, 2011	4,000	16,000	21.03	Oct 18, 2018
	May 14, 2012(5)	0	42,500	18.49	May 14, 2019
David E. Durant	Feb 23, 2007(6)	0	0	6.63	Feb 23, 2014
	Apr 25, 2008(9)	0	2,000	6.63	Apr 25, 2015
	May 5, 2009					2,000	40,000	(8)
	Mar 9, 2010	0	5,700	13.63	Mar 9, 2017
	Oct 18, 2011	3,500	14,000	21.03	Oct 18, 2018
	May 14, 2012(5)	0	22,500	18.49	May 14, 2019

(1)	Each stock option or stock appreciation right was granted pursuant to our 2007 Plan, and each restricted stock award was granted pursuant to our 2006 Plan.
(2)	Unless otherwise noted, each stock option, stock appreciation right and restricted stock award vests as to 20% of the shares subject to the award on each of the first, second, third, fourth and fifth anniversaries of the grant date.
(3)	This option vested and will continue to vest as to 20% of the shares subject to the option on the first through fifth anniversaries of June 1, 2008.
(4)	This option vested and will continue to vest as to 20% of the shares subject to the option on the first through fifth anniversaries of August 12, 2010.
(5)	The stock appreciation right will vest as to 20% of the shares subject to the SAR on the first through fifth anniversaries of March 14, 2012.
(6)	This option is vested in full as of October 1, 2011.
(7)	This restricted stock award vested as to 60% of the shares underlying the award on March 31, 2011, 20% of the shares underlying the award on March 31, 2012, and will continue to vest with respect to 20% of the shares underlying the award on March 31, 2013.
(8)	The market value of shares of stock that have not vested is calculated based on the fair market value of our common stock as of December 29, 2012 ($20.00 per share), as determined by our board.
(9)	This option vested and will continue to vest as to 20% of the shares subject to the option on the first through fifth anniversaries of April 15, 2008.
(10)	Represents a restricted stock award covering Safeway common stock, which vested as to 30,000 shares on March 12, 2012 and will continue to vest with respect to 10,000 shares on each of March 12, 2013 and March 12, 2014.
(11)	The market value of shares of Safeway stock that have not vested is calculated based on the fair market value of Safeway’s common stock as of December 29, 2012 ($17.70 per share).

Severance and Change in Control Benefits

Severance Arrangements

Upon a termination of employment other than for cause, Mr. Ulrich would be entitled to receive continuation of his base salary for one year.

Acceleration of Equity Awards upon a Change in Control

In the event we undergo a change in control, stock options and stock appreciation rights held by the named executive officers will accelerate and vest in full. Restricted stock and restricted stock units held by the named executive officers will not automatically vest in the event of a change in control of Blackhawk.

Safeway Retirement Plans and Executive Deferred Compensation Plans

Benefits Payable upon Termination (other than Death).    Under the Safeway Retirement Plans, in the event of a termination of employment of a named executive officer for any reason, including in connection with a change in control, the named executive officer is entitled to receive any vested retirement benefits that have accumulated as of the date of termination.

Under the Safeway Deferred Compensation Plans, in the event of a termination of employment of a named executive officer for any reason, including in connection with a change in control, the named executive officer is entitled to receive his or her account balance under such plan as of the date of termination.

Benefits Payable upon Death.    Under Safeway’s ERP or Retirement Restoration Plan, the accumulated benefit of each participating named executive officer will be payable if the executive dies after becoming vested or if death occurs prior to vesting but while the executive is still an employee. Under Safeway’s Retirement Restoration Plan II (which became effective in 2005, in connection with the passage of Section 409A of the Code, after the Retirement Restoration Plan I was frozen), accumulated benefits are payable only if death occurs after age 55 while still an employee. The named executive officer’s beneficiary can receive the executive’s accumulated benefits in the form of a lump sum (Safeway ERP only), an annuity paid monthly or in installments (the required form of payment under Safeway’s Retirement Restoration Plan II if the beneficiary is not the surviving spouse). In addition, under the Safeway RRP, each of the named executive officers is entitled to payment of a special death benefit if any of such individuals dies while employed as an executive officer or after retiring as an executive officer, regardless of age, as described in the section titled “—Other Elements of Compensation—Retirement Plans” above.

Benefits Payable upon Change in Control.     In the event of a change in control of Safeway, the Safeway board of directors, in its discretion, may terminate the Safeway Deferred Compensation Plans during the period from 30 days prior to the change in control to 12 months following the change in control. If the Safeway Deferred Compensation Plans are terminated, all vested benefits must be distributed to the plan participants within the 12-month period following termination. Safeway has the discretion to distribute such vested benefits in a lump sum payment or installments during that 12-month period.

Director Compensation

In 2012, our non-employee directors did not receive any cash or equity compensation for their services as a director. As of December 29, 2012, Mohan Gyani, Paul Hazen, Douglas J. Mackenzie, Lawrence F. Probst III and Arun Sarin each held options covering 50,000 shares of Class B common stock, of which 40,000 (or, with respect to Mr. Sarin, 30,000) were vested.

In connection with this offering, we intend to implement a compensation program for our directors who are not employed by Blackhawk or Safeway, whom we refer to as eligible directors, that consists of a combination of cash annual retainer fees and long-term equity-based compensation, as described below. The program will be effective upon the completion of this offering.

Cash Compensation.    Under the program, each eligible director will be entitled to receive an annual cash retainer of $50,000, and the committee chairpersons will receive the following annual cash retainers (as applicable):

•	Audit committee chair: $15,000

•	Compensation committee chair: $10,000

•	Nominating and corporate governance committee chair: $5,000

In addition, each chair and non-chair committee member will receive the following annual cash retainers (as applicable):

•	Audit committee member: $10,000

•	Compensation committee member: $7,500

•	Nominating and corporate governance committee member: $7,500

All annual retainers are paid in cash quarterly in arrears following the end of the applicable calendar quarter.

Equity Compensation.    Under the program, an eligible director will receive an annual award of 3,750 restricted shares, which will vest in full on the earlier to occur of the one-year anniversary of the grant date and the date of the annual meeting of our stockholders immediately following the grant date, subject to continued service through the applicable vesting date.

Equity Incentive Plans

Second Amended and Restated 2006 Restricted Stock and Restricted Stock Unit Plan

We assumed the 2006 Plan on February 20, 2007 in connection with a transaction pursuant to which Blackhawk Network, Inc. became our wholly owned subsidiary, and we amended and restated the 2006 Plan on May 14, 2012 and further amended the 2006 Plan on March 27, 2013. The 2006 Plan provides for the grant of restricted stock, restricted stock units and dividend equivalents to employees of our company and our subsidiaries. In connection with the effectiveness of the 2013 Plan, we will not make any further awards under the 2006 Plan following the completion of this offering; all outstanding awards will continue to be governed by their existing terms. The material terms of the 2006 Plan are summarized below.

Administration.    Our board administers the 2006 Plan and the awards granted thereunder. After the closing of this offering, certain limitations as to the composition of the plan administrator may be imposed under Section 162(m) of the Code, Section 16 of the Exchange Act, and/or stock exchange rules, as applicable.

Limitations on Awards.    The aggregate number of shares of our Class B common stock that is authorized pursuant to the 2006 Plan is 1,500,000 shares, which shares may be authorized but unissued shares or treasury shares. Shares withheld to satisfy tax withholding obligations associated with an award granted under the 2006 Plan, and shares subject to an award that is granted under the 2006 Plan that are repurchased by us at their original purchase price, may be used again for new grants under the 2006 Plan.

Restricted Stock Awards.    The 2006 Plan provides that restricted stock will be governed by a restricted stock award agreement. We have the right to repurchase shares of restricted stock (that remain unvested) upon the termination of employment of the holder.

Restricted Stock Units.    The 2006 Plan provides that restricted stock units will be governed by a restricted stock unit agreement.

Dividend Equivalents.    The 2006 Plan provides that dividend equivalents may be granted alone or in tandem with another award based on dividends declared on our Class B common stock.

Corporate Transactions.    In the event of certain significant corporate transactions, the plan administrator has the discretion to take one or more of the following actions: (a) provide for the purchase of any award for an amount of cash equal to the amount that could have been obtained upon the realization of the holder’s rights had the award been fully vested; (b) provide that any award shall cease to be subject to repurchase or other restrictions, or provide that any award cannot vest after the event; (c) provide for the substitution of any award; or (d) provide adjustments in the number and type of shares of common stock subject to outstanding awards. In addition, in the event of certain non-reciprocal transactions with our stockholders known as “equity restructurings,” the plan administrator may make equitable adjustments to the 2006 Plan and outstanding awards.

Plan Amendment and Termination.    Our board of directors may amend or terminate the 2006 Plan at any time; however, no amendment or termination may alter an outstanding award without the affected participant’s consent. No award may be granted pursuant to the 2006 Plan after February 20, 2017. Nevertheless, we will not make any further awards under the 2006 Plan following the completion of this offering.

We intend to file with the SEC a registration statement on Form S-8 covering the shares of our Class B common stock issuable under the 2006 Plan.

Amended and Restated 2007 Stock Option and Stock Appreciation Right Plan

Our board of directors adopted, and our stockholders approved, the 2007 Plan in February 2007. The 2007 Plan was amended on March 22, 2010, and amended and restated on May 14, 2012 and further amended on March 27, 2013. The 2007 Plan provides for the grant of stock options and stock appreciation rights to our employees, directors and consultants. In connection with the effectiveness of the 2013 Plan, we will not make any further awards under the 2007 Plan following the completion of this offering; all outstanding awards will continue to be governed by their existing terms. The material terms of the 2007 Plan are summarized below.

Administration.    Our board administers the 2007 Plan and the awards granted thereunder. After the closing of this offering, certain limitations as to the composition of the plan administrator may be imposed under Section 162(m) of the Code, Section 16 of the Exchange Act, and/or stock exchange rules, as applicable.

Limitations on Awards.    The aggregate number of shares of our Class B common stock that is authorized pursuant to the 2007 Plan is 4,500,000 shares, which shares may be authorized but unissued shares or treasury shares. Shares tendered or withheld to satisfy grant or exercise price or tax withholding obligations associated with an award granted under the 2007 Plan, and shares subject to an award that is granted under the 2007 Plan that is forfeited or expires, may be used again for new grants under the 2007 Plan.

Stock Options.    The 2007 Plan provides for the grant of nonqualified stock options. The 2007 Plan provides that options will be governed by a stock option agreement.

Stock Appreciation Rights.    The 2007 Plan provides for the grant of stock appreciation rights. The 2007 Plan provides that stock appreciation rights will be governed by a stock appreciation right agreement.

In general, the maximum term of options and stock appreciation rights granted is seven years. Shares of Class B common stock underlying any unvested portion of the options or the stock appreciation rights on the date of termination shall immediately expire and shall become available for issuance under the 2007 Plan. If, after termination, the grantee does not exercise the vested portion of the option or stock appreciation right within the time period specified, the option or stock appreciation right shall terminate and the shares of Class B common stock covered by such award will become available for issuance under the 2007 Plan.

Corporate Transactions.    In the event of certain significant corporate transactions, the plan administrator has the discretion to take one or more of the following actions: (a) provide for the purchase of any award for an amount of cash equal to the amount that could have been obtained upon the exercise of the vested portion of such award; (b) provide that any award be made exercisable, or provide that any award cannot vest or be exercised after such event; (c) provide for the assumption of any award; and (d) provide adjustments in the number and type of shares of common stock subject to outstanding awards. In addition, in the event of certain non-reciprocal transactions with our stockholders known as “equity restructurings,” the plan administrator may make equitable adjustments to the 2007 Plan and outstanding awards. Under our form of stock option agreement and form of stock appreciation right agreement, in the event we undergo a change in control, stock options and stock appreciation rights will accelerate and vest in full. This offering will not constitute a change in control under these agreements.

Plan Amendment and Termination.    Our board of directors may amend or terminate the 2007 Plan at any time; however, no amendment or termination may adversely affect an outstanding award without the affected participant’s consent. No award may be granted pursuant to the 2007 Plan after the tenth anniversary of the adoption of the 2007 Plan; however, any amendment to the 2007 Plan increasing the aggregate number of shares authorized pursuant to the 2007 Plan will be treated as an adoption of the plan. Nevertheless, we will not make any further awards under the 2007 Plan following the completion of this offering.

We intend to file with the SEC a registration statement on Form S-8 covering the shares of our Class B common stock issuable under the 2007 Plan.

2013 Equity Incentive Award Plan

In March 2013 we adopted, and in March 2013 our stockholders approved, the 2013 Plan, which will be effective upon the completion of this offering. The purpose of the 2013 Plan is to promote the success and enhance the value of the Company by linking the individual interests of employees, consultants and members of the board to those of the Company’s stockholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to the Company’s stockholders. The 2013 Plan is further intended to provide flexibility to the Company in its ability to motivate, attract and retain the services of those individuals upon whose judgment, interest and special effort the successful conduct of the Company’s operation is largely dependent. The material terms of the 2013 Plan are summarized below.

Share Reserve.    Under the 2013 Plan, 3,000,000 shares of our Class A common stock will be initially reserved for issuance pursuant to a variety of stock-based compensation awards, including stock options, stock appreciation rights, or SARs, restricted stock awards, restricted stock unit awards, deferred stock awards, dividend equivalent awards, stock payment awards, performance awards, performance share awards and other incentive awards, plus the number of shares remaining available for future awards under the 2006 Plan and the 2007 Plan as of the completion of this offering. The number of shares initially reserved for issuance or transfer pursuant to awards under the 2013 Plan will be increased by the number of shares represented by awards outstanding under our 2006 Plan or 2007 Plan that are terminated, expire or lapse on or after the effective date are not issued under the 2006 Plan or 2007 Plan; any such shares will be added to the 2013 Plan’s share limit as Class A common stock.

The following counting provisions will be in effect for the share reserve under the 2013 Plan:

•

to the extent that an award is forfeited or expires or an award is settled in cash without the delivery of shares, any shares subject to the award at such time will be available for future grants under the 2013 Plan;

•

to the extent shares are tendered or withheld to satisfy the exercise price or tax withholding obligation with respect to any award under the 2013 Plan, such tendered or withheld shares will not be available for future grants under the 2013 Plan;

•	to the extent that shares of our Class A common stock are repurchased by us prior to vesting so that shares are returned to us, such shares will be available for future grants under the 2013 Plan;

•	shares subject to a stock appreciation right that are not issued in connection with the stock settlement of the SAR on its exercise will not be available for future grants under the 2013 Plan;

•	shares purchased on the open market with the cash proceeds from the exercise of options will not be available for future grants under the 2013 Plan;

•	the payment of dividend equivalents in cash in conjunction with any outstanding awards will not be counted against the shares available for issuance under the 2013 Plan;

•

awards granted under the 2013 Plan upon the assumption of, or in substitution for, awards authorized or outstanding under a qualifying equity plan maintained by an entity with which we enter into a merger or similar corporate transaction will not reduce the shares available for grant under the 2013 Plan; and

•

to the extent permitted by applicable law or any exchange rule, shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by us or any affiliate will not be counted against the shares available for issuance under the 2013 Plan.

In addition, after the expiration of a transition period that may apply following the effective date of this offering, the maximum number of shares of our common stock that may be subject to one or more awards granted to any one participant pursuant to the 2013 Plan during any calendar year is 1,000,000 and the maximum amount that may be paid under a cash award pursuant to the 2013 Plan to any one participant during any calendar year is $2,000,000. The transition period applicable to the 2013 Plan under Section 162(m) of the Code for compensation plans of corporations which are privately held and which become publicly held in an initial public offering will expire on the earliest to occur of our annual stockholders’ meeting in 2017, a material modification or expiration of the 2013 Plan or the exhaustion of the shares or other compensation reserved for issuance under the 2013 Plan.

Administration.    Following the completion of this offering, the 2013 Plan will be administered by our board of directors with respect to awards to non-employee directors and by our compensation committee with respect to other participants, each of which may delegate its duties and responsibilities to committees of our directors and/or officers, subject to certain limitations that may be imposed under Section 162(m) of the Code, Section 16 of the Exchange Act and/or stock exchange rules, as applicable. We refer to the body that administers the 2013 Plan as the “administrator.” The 2013 Plan provides that the administrator may delegate its authority to grant or amend awards to employees other than executive officers and certain senior executives of the company to a committee consisting of one or more members of our board of directors or one or more of our officers, other than awards made to our non-employee directors, which must be approved by our full board of directors. Our board of directors may at any time remove the compensation committee as the administrator and revest in itself the authority to administer the 2013 Plan.

Subject to the terms and conditions of the 2013 Plan, the administrator has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject to awards and to determine the terms and conditions of awards, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2013 Plan. The administrator is also authorized to establish, adopt or revise rules relating to administration of the 2013 Plan.

Eligibility.    Awards under the 2013 Plan may be granted to individuals who are then our officers, employees or consultants or are the officers, employees or consultants of certain of our affiliates. Such awards also may be granted to our directors. Only employees of our company or certain of our subsidiaries may be granted incentive stock options, or ISOs.

Awards.    The 2013 Plan provides that the administrator may grant or issue stock options, SARs, restricted stock, restricted stock units, deferred stock, dividend equivalents, performance awards, performance share awards, stock payments and other incentive awards, or any combination thereof. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

Nonstatutory Stock Options, or NSOs, will provide for the right to purchase shares of our Class A common stock at a specified price which may not be less than fair market value on the date of grant,

and usually will become exercisable (at the discretion of the administrator) in one or more installments after the grant date, subject to the participant’s continued employment or service with us and/or subject to the satisfaction of corporate performance targets and individual performance targets established by the administrator. NSOs may be granted for any term specified by the administrator that does not exceed ten years.

Incentive Stock Options, or ISOs, will be designed in a manner intended to comply with the provisions of Section 422 of the Code and will be subject to specified restrictions contained in the Code. Among such restrictions, ISOs must have an exercise price of not less than the fair market value of a share of common stock on the date of grant, may only be granted to employees, and must not be exercisable after a period of ten years measured from the date of grant. In the case of an ISO granted to certain significant stockholders, the 2013 Plan provides that the exercise price must be at least 110% of the fair market value of a share of common stock on the date of grant and the ISO must not be exercisable after a period of five years measured from the date of grant.

Restricted Stock may be granted to any eligible individual and made subject to such restrictions as may be determined by the administrator. Restricted stock typically may be forfeited for no consideration or repurchased by us at the original purchase price if the conditions or restrictions on vesting are not met. In general, restricted stock may not be sold or otherwise transferred until restrictions are removed or expire. Purchasers of restricted stock, unlike recipients of options, generally will have voting rights and will have the right to receive dividends, if any, prior to the time when the restrictions lapse; however, extraordinary dividends generally will not be released until restrictions are removed or expire.

Restricted Stock Units may be awarded to any eligible individual, typically without payment of consideration, but subject to vesting conditions based on continued employment or service or on performance criteria established by the administrator. Like restricted stock, restricted stock units may not be sold, or otherwise transferred or hypothecated, until vesting conditions are removed or expire. Unlike restricted stock, stock underlying restricted stock units will not be issued until the restricted stock units have vested, and recipients of restricted stock units generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied.

Deferred Stock Awards represent the right to receive shares of our Class A common stock on a future date. Deferred stock may not be sold or otherwise hypothecated or transferred until issued. Deferred stock will not be issued until the deferred stock award has vested, and recipients of deferred stock generally will have no voting or dividend rights prior to the time when the vesting conditions are satisfied and the shares are issued. Deferred stock awards generally will be forfeited, and the underlying shares of deferred stock will not be issued, if the applicable vesting conditions and other restrictions are not met.

Stock Appreciation Rights may be granted in connection with stock options or other awards, or separately. SARs granted in connection with stock options or other awards typically will provide for payments to the holder based upon increases in the price of our common stock over a set exercise price. Except with respect to substitute awards, the exercise price of any SAR granted under the 2013 Plan must be at least 100% of the fair market value of a share of our Class A common stock on the date of grant. Except as required by Section 162(m) of the Code with respect to a SAR intended to qualify as performance-based compensation as described in Section 162(m) of the Code, there are no restrictions specified in the 2013 Plan on the exercise of SARs or the amount of gain realizable therefrom, although restrictions may be imposed by the administrator in the SAR agreements. SARs under the 2013 Plan will be settled in cash or shares of our Class A common stock, or in a combination of both, at the election of the administrator.

Dividend Equivalents represent the value of the dividends, if any, per share paid by us, calculated with reference to the number of shares covered by the award. Dividend equivalents may be settled in cash or shares and at such times as determined by the compensation committee or board of directors, as applicable.

Stock Payments may be authorized by the administrator in the form of Class A common stock or an option or other right to purchase Class A common stock as part of a deferred compensation or other arrangement in lieu of all or any part of compensation, including bonuses, that would otherwise be payable in cash to the employee, consultant or non-employee director.

Performance Shares are contractual rights to receive a range of shares of our Class A common stock, or a number of shares of our Class A common stock in cash, in the future based on the attainment of specified performance goals, in addition to other conditions which may apply to these awards.

Other Incentive Awards are awards other than those enumerated in this summary that are denominated in, linked to or derived from shares of our Class A common stock or value metrics related to our shares of our Class A common stock, and may remain forfeitable unless and until specified conditions are met.

Performance Awards.    Performance awards include any of the awards that are granted subject to vesting and/or payment based on the attainment of specified performance goals. The administrator will determine whether performance awards are intended to constitute “qualified performance-based compensation,” or QPBC, within the meaning of Section 162(m) of the Code, in which case the applicable performance criteria will be selected from the list below in accordance with the requirements of Section 162(m) of the Code.

Section 162(m) of the Code imposes a $1,000,000 cap on the compensation deduction that we may take in respect of compensation paid to our “covered employees” (which should include our Chief Executive Officer and our next three most highly compensated employees other than our Chief Financial Officer), but excludes from the calculation of amounts subject to this limitation any amounts that constitute QPBC. Under current tax law, we do not expect Section 162(m) of the Code to apply to certain awards under the 2013 Plan until the earliest to occur of our annual stockholders’ meeting in 2017, a material modification of the 2013 Plan or exhaustion of the share supply under the 2013 Plan. However, QPBC performance criteria may be used with respect to performance awards that are not intended to constitute QPBC.

In order to constitute QPBC under Section 162(m) of the Code, in addition to certain other requirements, the relevant amounts must be payable only upon the attainment of pre-established, objective performance goals set by our compensation committee and linked to stockholder-approved performance criteria. For purposes of the 2013 Plan, one or more of the following performance criteria will be used in setting performance goals applicable to QPBC and may be used in setting performance goals applicable to other performance awards: (i) net earnings (either before or after one or more of the following: (A) interest, (B) taxes, (C) depreciation, (D) amortization and (E) non-cash equity-based compensation expense); (ii) gross or net sales or revenue; (iii) net income (either before or after taxes); (iv) adjusted net income; (v) operating earnings or profit; (vi) cash flow (including, but not limited to, operating cash flow and free cash flow); (vii) return on assets; (viii) return on capital; (ix) return on stockholders’ equity; (x) total stockholder return; (xi) return on sales; (xii) gross or net profit or operating margin; (xiii) costs; (xiv) funds from operations; (xv) expenses; (xvi) working capital; (xvii) earnings per share; (xviii) adjusted earnings per share; (xix) price per share; (xx) regulatory body approval for commercialization of a product; (xxi) implementation or completion of critical projects; (xxii) market share; (xxiii) economic value; (xxiv) debt levels or reduction; (xxv) customer retention; (xxvi) sales-related goals; (xxvii) comparisons with other stock market indices; (xxviii) operating efficiency; (xxix) customer satisfaction and/or growth; (xxx) employee satisfaction; (xxxi) research and development achievements; (xxxii) financing and other capital raising transactions; (xxxiii) recruiting and maintaining personnel; and (xxxiv) year-end cash, any of which may be measured either in absolute terms for us or any operating unit of our company or as compared to any incremental increase or decrease or as compared to results of a peer group or to market performance indicators or indices. The 2013 Plan also permits the administrator to provide for objectively determinable adjustments to the applicable performance criteria in setting performance goals for QPBC awards.

Change in Control.    In the event of a change in control where the acquiror does not assume or substitute awards granted, immediately prior to the completion of such transaction, awards issued under the 2013 Plan will be subject to accelerated vesting such that 100% of such awards will become vested and exercisable or payable, as applicable. In addition, the administrator will also have complete discretion to structure one or more awards under the 2013 Plan to provide that such awards will become vested and exercisable or payable on an accelerated basis. The administrator may also make appropriate adjustments to awards under the 2013 Plan and is authorized to provide for the acceleration, cash-out, termination, assumption, substitution or conversion of such awards in the event of a change in control or certain other unusual or nonrecurring events or transactions.

Adjustments of Awards.    In the event of any stock dividend, stock split, combination or exchange of shares, merger, consolidation, spin-off, recapitalization, distribution of our assets to stockholders (other than normal cash dividends) or any other corporate event affecting the number of outstanding shares of our Class A common stock or the share price of our common stock that would require adjustments to the 2013 Plan or any awards under the 2013 Plan in order to prevent the dilution or enlargement of the potential benefits intended to be made available thereunder, the administrator will make equitable adjustments to:

•	the aggregate number and type of shares subject to the 2013 Plan;

•

the number and kind of shares subject to outstanding awards and terms and conditions of outstanding awards (including, without limitation, any applicable performance targets or criteria with respect to such awards); and

•	the grant or exercise price per share of any outstanding awards under the 2013 Plan.

Foreign Participants, Claw-Back Provisions, Transferability and Participant Payments.    The administrator may modify award terms, establish subplans and/or adjust other terms and conditions of awards, subject to the share limits and the individual award limits described above, in order to facilitate grants of awards subject to the laws and/or stock exchange rules of countries outside of the United States. All awards will be subject to the provisions of any claw-back policy implemented by our company to the extent set forth in such claw-back policy and/or in the applicable award agreement. With limited exceptions for estate planning, domestic relations orders, certain beneficiary designations and the laws of descent and distribution, awards under the 2013 Plan are generally non-transferable prior to vesting and are exercisable only by the participant. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the 2013 Plan, the administrator may, in its discretion, accept cash or check, shares of our common stock that meet specified conditions, a “market sell order” or such other consideration as it deems suitable.

Amendment and Termination.    Our board or the compensation committee (with board approval) may terminate, amend or modify the 2013 Plan at any time and from time to time. However, we must generally obtain stockholder approval:

•	to increase the number of shares available under the 2013 Plan (other than in connection with certain corporate events, as described above); or

•

to “reprice” any stock option or SAR, or cancel any stock option or SAR in exchange for cash or another award when the option or SAR price per share exceeds the fair market value of the underlying share.

Termination.    Our board may terminate the 2013 Plan at any time. No incentive stock options may be granted pursuant to the 2013 Plan after the tenth anniversary of the effective date of the 2013 Plan. Any award that is outstanding on the termination date of the 2013 Plan will remain in force according to the terms of the 2013 Plan and the applicable award agreement.

We intend to file with the SEC a registration statement on Form S-8 covering the shares of our common stock issuable under the 2013 Plan.

Limitation on Liability and Indemnification Matters

Our amended and restated certificate of incorporation and amended and restated bylaws, each to be effective upon the completion of this offering, will provide that we will limit the liability of, and indemnify, our directors and officers and may limit the liability of, and indemnify, our employees and agents to the fullest extent permitted by the Delaware General Corporation Law, which prohibits our amended and restated certificate of incorporation from limiting the liability of our directors for the following:

•	any breach of the director’s duty of loyalty to us or to our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases or redemptions; and

•	any transaction from which the director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our amended and restated certificate of incorporation will not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our amended and restated bylaws, we will also be empowered to enter into indemnification agreements with our directors, officers, employees and other agents and to purchase and maintain insurance on behalf of any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in that capacity, subject to certain exclusions and limits of the amount of coverage.

In addition to the indemnification required in our amended and restated certificate of incorporation and amended and restated bylaws, we have entered or intend to enter into indemnification agreements with each of our directors, officers and certain employees before the completion of this offering. These agreements will provide for the indemnification of our directors, officers and certain employees for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were our agents. We believe that these provisions in our amended and restated certificate of incorporation and amended and restated bylaws and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. This description of the limitation of liability and indemnification provisions of our amended and restated certificate of incorporation, of our amended and restated bylaws and of our indemnification agreements is qualified in its entirety by reference to these documents, each of which is attached as an exhibit to this registration statement.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We describe below each transaction, since January 1, 2010, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•

a director, executive officer, holder or group of holders known to us to beneficially own more than 5% of any class of our voting securities or any member of their immediate family had or will have a direct or indirect material interest in the transaction.

Relationship with Safeway and Related Transactions

Our relationship with Safeway is currently governed by various agreements, including the agreements discussed below. The agreements summarized below have been filed as exhibits to the registration statement of which this prospectus is a part, and such summaries are qualified by reference to the full agreements as filed.

Gift Card Sales and Management Agreements

In January 2004, we entered into a Gift Card Sales and Management Agreement with Safeway, or the Card Sales Agreement, whereby we issued and managed Safeway-branded gift cards for use in Safeway-owned grocery stores. In February 2006, the Card Sales Agreement was amended to provide that we would no longer be the issuer of Safeway-branded gift cards following February 26, 2006, or the transition date, but that (a) we would continue to own and manage all Safeway-branded gift cards issued and activated before the transition date, or the outstanding cards, as well as any amounts under the outstanding cards to the extent not redeemed by cardholders and (b) we would continue to process transactions, including redemption and reload transactions, for the outstanding cards. In turn, we would remit to Safeway a portion of any amounts unredeemed on the outstanding cards within a certain period of time net of any adjustments for instances where such amounts are subsequently redeemed and result in amounts due to us from Safeway.

Concurrently with the amendment to the Card Sales Agreement, we entered into a Gift Card Transfer and Management Agreement, or the Card Management Agreement, with Safeway, whereby we transferred to Safeway all existing but unissued and unactivated Safeway-branded gift cards then in our possession, or the unissued cards, and we granted Safeway licenses to, and transferred certain intellectual property rights necessary for, Safeway to issue and manage the cards. In addition, we provide Safeway with certain operations, customer service, marketing and information technology support services for Safeway-branded gift cards issued by them. For such services, we receive a portion of amounts outstanding on the Safeway-issued cards but not redeemed within a certain period of time. The term of the Card Management Agreement continues through February 2016 and automatically renews for successive five-year terms thereafter unless either party provides 12 months’ advance written notice of its intention not to renew.

During 2010, 2011 and 2012, our revenue was reduced in the amounts of $0.2 million, $0.0 million and $0.1 million, respectively, from the amended Card Sales Agreement and we remitted these funds to Safeway by reducing the note receivables due from Safeway. During 2010, 2011 and 2012, we recognized revenue in the amounts of $2.6 million, $2.2 million and $1.9 million, respectively, from the Card Management Agreement.

Receivables due from Safeway under the amended Card Sales Agreement may be settled by borrowing under an unsecured promissory note, or the Card Sales Note. Interest on the Card Sales Note accrues monthly at a rate equal to the higher of (i) the midpoint between Safeway’s lowest net cost for the issuance of overnight commercial paper and the highest rate available to Blackhawk for overnight investment in high grade commercial paper and (ii) the lowest rate of interest that complies with both Section 7872(f)(2)(B) of the Code and Treasury Regulations Sections 1.482-2(a)(2)(iii)(B) and (C), compounds semiannually and is payable on the last day of our or Safeway’s fiscal year, as applicable.

During 2010, 2011 and 2012, the largest principal amount outstanding under the Card Sales Note was $0.6 million, $0.6 million and $0.1 million, respectively. The average interest rate under the Card Sales Note was 0.6%,0.4% and 0.2% during 2010, 2011 and 2012, respectively, and no material interest was recognized under the Card Sales Note during any of these periods. As of year-end 2010, 2011 and 2012, $0.6 million, $0.1 million and $0.0 million, respectively, remained outstanding. On January 31, 2013, all amounts outstanding on the Card Sales Note were paid in full and the note was cancelled. Future amounts due under the Card Sales Agreement will be paid under normal 30 day payment terms.

Gift Card Alliance Partners Program Agreements (U.S. and Canada)

In January 2006, we entered into an Amended and Restated Gift Card Alliance Partners Program Agreement with Safeway, or the U.S. Alliance Partner Agreement, and an Alliance Partners Program Agreement, or the Canadian Alliance Partner Agreement, with Canada Safeway Limited, a subsidiary of Safeway, or Safeway Canada. We refer to the U.S. Alliance Partner Agreement and the Canadian Alliance Partner Agreement collectively as the Safeway Alliance Partner Agreements. Under the Safeway Alliance Partner Agreements, Safeway offers gift cards, prepaid telecom cards and handsets and GPR cards provided by us for sale in its stores in the United States and Canada, and Blackhawk provides funds and services relating to the management, marketing and service of products and services offered through the Safeway Alliance Partner Agreements, as well as relating to the launch and implementation of pilot programs for new products and services. Under the Safeway Alliance Partner Agreements, Safeway receives a portion of the commissions and other fees that we receive from our content providers and consumers in connection with the purchase, activation, load, reload and use of our products and services offered through Safeway stores. Prior to 2013, the portion of the distribution commission that we retained pursuant to these agreements was higher than the portion of commissions that we retained pursuant to our other distribution partner agreements and reflected additional services that we provided to Safeway compared to other distribution partners. Effective December 30, 2012, each of the Safeway Alliance Partner Agreements was amended to, among other things, extend the term to December 31, 2017 and decrease the share of distribution partner commissions retained by us. Under the terms of the agreements, Safeway also may earn incremental shares of commission based on achievement of increased average load value per store in each of its U.S. operating divisions. Under each of the amended Safeway Alliance Partner Agreements, the services that we provide to Safeway and Safeway Canada and the commissions retained by us are comparable to the arrangements with similarly situated distribution partners. The terms of the Safeway Alliance Partner Agreements automatically renew for successive five-year terms thereafter unless either party provides 12 months’ advance written notice of its intention not to renew.

During 2010, 2011 and 2012, we remitted to Safeway an aggregate of $32.8 million, $37.9 million and $41.5 million and $3.2 million, $4.3 million and $4.9 million, respectively, payable out of commissions and other fees under the U.S. Alliance Partner Agreement and the Canadian Alliance Partner Agreement, respectively. If the amended Safeway Alliance Partner Agreements described above had been in effect for fiscal 2012, amounts paid to Safeway would have been $8.3 million higher. This would have reduced our 2012 fiscal year adjusted operating revenue by $8.3 million and our net income by approximately $5.2 million. During 2010, 2011 and 2012, Safeway remitted to Blackhawk an aggregate of $2.9 million, $4.2 million and $5.0 million, respectively, for the purchase of telecom handsets and other products as well as the rebilling of miscellaneous costs.

Card Production and Card Services Agreements (U.S. and Canada)

In October 2011 and November 2011, we entered into Agreements for Services with Safeway in the United States and Canada, respectively, under which we produce Safeway-branded gift cards and card carriers and provide to Safeway activation, data processing, customer service and related services for Safeway-branded gift cards. Under these agreements, Safeway pays us a fee for each card we produce, as well as transaction-based fees for the services we provide. The terms of the Agreements for Services continue through October 31, 2014 and automatically renew for successive one-year terms thereafter unless either party provides written notice of its intention not to renew at least 90 days prior to the next anniversary of the effective date of the respective agreement. During 2011 and 2012, we recognized revenue in the amounts of $0.8 million and $1.6 million and $0.0 million and $0.3 million under the U.S. and Canada agreements, respectively (no revenues were recognized in 2010).

Administrative Services Agreements (U.S. and Canada)

In June 2008, we entered into an Administrative Services Agreement with Safeway whereby Safeway provides us with certain administrative services, including those relating to information technology support, customer support operations, facilities administration, human resources, tax planning and administration, accounting, treasury and insurance. We pay Safeway an amount equal to the actual or estimated amount of incremental cost to Safeway in providing such services, as agreed to by the parties from time to time. During 2010, 2011 and 2012, we paid Safeway an aggregate of $7.7 million, $5.5 million and $0.9 million, respectively, for such services under the Administrative Services Agreement. The reduction in payments to Safeway under the Administrative Services Agreement over time reflects our efforts to establish independent infrastructure that is dedicated to our business.

In June 2008, we entered into an Administrative Services Agreement with Safeway whereby we provide Safeway with certain administrative services, including those relating to contract administration, advertising, market research and pilot implementations. Safeway pays us an amount equal to the actual or estimated amount of incremental cost to us in providing such services, as agreed to by the parties from time to time. During 2010, 2011 and 2012, we received an aggregate of $0.2 million, $0.1 million and $0.0 million, respectively, for such services under the Administrative Services Agreement.

In June 2008, we entered into a Canadian Administrative Services Agreement with Safeway Canada whereby Safeway Canada provides us with certain administrative services, including those relating to information technology support, operations, facilities administration, human resources, tax planning and administration, accounting and treasury. Blackhawk Canada pays Safeway Canada an amount equal to the actual or estimated amount of incremental cost to Safeway Canada in providing such services, as agreed to by the parties from time to time. During 2010, 2011 and 2012, we paid Safeway Canada an aggregate of $0.2 million, $0.1 million and $0.4 million, respectively, for such services under the Canadian Administrative Services Agreement.

The terms of the Administrative Services Agreement and the Canadian Administrative Services Agreement continue through December 31, 2013 and automatically renew for successive one-year terms thereafter unless either party provides written notice of its intention not to renew at least 10 days prior to the next anniversary of the effective date of the agreement.

Bulk and Online Sales Agreement

In November 2007, we entered into a Gift Card Agreement—Bulk and Online Sales, or the Bulk and Online Sales Agreement, with Safeway, pursuant to which Safeway authorized us to offer, sell and distribute Safeway-branded gift cards through our bulk sales program, through kiosks in malls, airports or other retail areas and through our online sales channels. Under the Bulk and Online Sales Agreement, Safeway pays us a percentage of the stored value of each activated gift card sold through the bulk sales or online sales channels. The term of the Bulk and Online Sales Agreement continues through December 31, 2013 and automatically renews for successive five-year terms thereafter until Blackhawk or Safeway provides 12 months’ advance written notice of its intention not to renew or unless the U.S. Alliance Partner Agreement or the Card Management Agreement terminates. During 2010, 2011 and 2012, we recognized revenue in the amounts of $2.6 million, $2.4 million and $2.7 million, respectively, from the Bulk and Online Sales Agreement.

Tax Sharing Agreement

Safeway has filed federal income tax returns and certain state income tax returns with us on a consolidated basis since 2003. Prior to December 30, 2012, the TSA provided that we and Safeway would generally make payments to each other such that, with respect to U.S. federal income tax returns for any taxable period in which we or any of our subsidiaries were included in Safeway’s consolidated group for U.S. federal income tax purposes, the amount of taxes to be paid by us was determined, subject to certain adjustments, as if we and each of our included subsidiaries filed our own consolidated federal income tax return. For state and local income tax purposes, the TSA provided that we and Safeway would generally make payments to each other such that, with respect to state or local income tax returns for any taxable period in which we or any of our subsidiaries were included in Safeway’s combined, consolidated or unitary group for state or local income tax purposes, the amount of taxes to be paid by us was based on, subject to certain adjustments, our proportionate share of the tax liability shown due on any such state or local combined, consolidated or unitary income tax return.

Effective December 30, 2012, we and Safeway amended and restated the TSA. Under the amended and restated TSA, we and Safeway generally make payments to each other such that, with respect to U.S. federal income tax returns for any taxable period in which we or any of our subsidiaries are included in Safeway’s consolidated group for U.S. federal income tax purposes, the amount of taxes to be paid by us is determined, subject to certain adjustments, as if we and each of our subsidiaries included in such consolidated group filed our own consolidated federal income tax return. For state and local income tax purposes, the amended and restated TSA provides that we and Safeway will generally make payments to each other such that, with respect to state and local income tax returns for any taxable period in which we or any of our subsidiaries are included in Safeway’s combined, consolidated or unitary group for state or local income tax purposes, the amount of taxes to be paid by us is determined, subject to certain limitations, by calculating the excess of any taxes shown due on any such return over the amount that would otherwise be due if the return were recalculated by excluding us and any of our included subsidiaries. Following this offering, we do not expect to be included in the Safeway consolidated group for U.S. federal income tax purposes and for some state and local income tax purposes.

As of the date of this prospectus, Safeway has advised us that it does not have any present intention or plans to undertake a tax-free spin-off. However, for the immediate future, Safeway intends to use its majority voting interest to cause Blackhawk to retain the ability to engage in such a transition. Accordingly, we and Safeway have agreed to set forth our respective rights, responsibilities and obligations with respect to any possible spin-off in the TSA. If Safeway were to decide to pursue a possible spin-off, we have agreed to cooperate with Safeway and to take any and all actions reasonably requested by Safeway in connection with such a transaction. We have also agreed not to knowingly take or fail to take any actions that could reasonably be expected to preclude Safeway’s ability to undertake a tax-free spin-off. In the event Safeway completes a spin-off, we have agreed not to take certain actions, such as asset sales or contributions, mergers, stock issuances or stock sales within the two years following the spin-off without first obtaining the opinion of tax counsel or an IRS ruling to the effect that such actions will not result in the spin-off failing to qualify as a tax-free spin-off. In addition, we generally would be responsible for, among other things, any taxes resulting from the failure of a spin-off to qualify as a tax-free transaction to the extent such taxes are attributable to, or result from, any act or failure to act by us or certain transactions involving us following a spin-off and 50% of such taxes to the extent such taxes are not attributable to, or do not result from, any act or failure to act by either us or Safeway.

Prior to June 2012, all amounts payable by us to Safeway under the TSA were made by borrowing under an up to $25 million line of credit pursuant to an unsecured promissory note, dated as of February 24, 2011, or the Blackhawk Note. In addition, prior to June 2012, all amounts payable by Safeway to us under the TSA were made by borrowing under an Amended and Restated Unsecured Promissory Note, dated as of February 24, 2011, or the Safeway Note. Interest on both the Blackhawk Note and the Safeway Note accrued monthly at a rate equal to the lowest rate of interest that complied with both Section 7872(f)(2)(B) of the Code and Treasury Regulations Sections 1.482-2(a)(2)(iii)(B) and (C), compounded semiannually and was payable on the last day of our or Safeway’s fiscal year, as applicable. Any principal amount outstanding on the Blackhawk Note or Safeway Note was payable on demand or, if demand for repayment was not made prior to such date, on February 24, 2013. We periodically settled our amounts due to Safeway under the TSA in cash when such liability exceeded the amounts available under the Blackhawk Note.

During 2010 and 2012, we paid Safeway $48.3 million and $22.5 million, respectively, for current and prior years’ taxes due under the TSA (we did not make any payments under the TSA in 2011). During 2010, 2011 and 2012, the largest principal amount outstanding under the Blackhawk Note was $39.0 million, $17.9 million and $17.9 million, respectively. The average interest rate under the Blackhawk Note was 0.6%, 0.4% and 0.2% during 2010, 2011 and 2012, respectively. Interest expense under this note totaled $0.1 million in 2010 and was not material for 2011 and 2012. As of year-end 2010 and 2011, $10.6 million and $17.9 million in principal amount remained outstanding, respectively. As of December 29, 2012, there were no principal amounts outstanding. On January 31, 2013, the Blackhawk note was cancelled.

Beginning June 2012, payments due to Safeway under the TSA are paid under normal 30 day payments terms. As of December 29, 2012, $22.7 million is due to Safeway under the TSA and is included in Accounts payable and accrued liabilities and Other liabilities on the balance sheet.

During 2010 and 2011, the largest principal amount outstanding under the Safeway Note was $10.1 million and $10.1 million, respectively (there were no amounts outstanding under the Safeway Note in 2012), and we recognized no material interest under the Safeway Note, at an average interest rate of 0.6% and 0.4%, respectively. As of year-end 2010, $10.1 million remained outstanding. As of December 29, 2012, there was no outstanding balance. On January 31, 2013, the Safeway Note was cancelled.

Lease Agreements

We lease our corporate office from Safeway under a sublease that expires in April 2017. We also lease approximately 6,000 square feet of office space from Safeway in Phoenix, Arizona under a lease agreement that expires in 2014. For additional information about these lease agreements, please see “Business—Properties.”

Overnight Cash Advances

We advance a portion of our U.S. and Canadian cash balances at the end of every day to Safeway, which invests these amounts in overnight investments. These advances are made pursuant to unsecured promissory notes.

Interest on U.S. cash advances accrues daily at a rate equal to the higher of (i) the midpoint between the borrower’s lowest net cost for the issuance of overnight commercial paper and the highest rate available to the holder of the note for overnight investment in high grade commercial paper and (ii) the lowest rate of interest that complies with both Section 7872(f)(2)(B) of the Code and Treasury Regulations Sections 1.482-2(a)(2)(iii)(B) and (C) and is payable on the last day of our fiscal year. Any principal amount outstanding is payable on demand or, if demand for repayment has not been made prior to such date, on February 24, 2016.

During 2010, 2011 and 2012, the largest outstanding principal amount U.S. cash advances was $541.0 million, $543.7 million and $542.7 million, respectively, and interest income totaled $0.6 million, $0.4 million and $0.7 million, respectively, at an average interest rate of 0.6%, 0.5% and 0.5%, respectively. As of year-end 2010, 2011 and 2012, $504.0 million, $542.7 million and $495.0 million in principal amount remained outstanding, respectively.

Interest on Canadian cash advances accrues daily at a rate equal to the higher of (i) the two-week Canadian Bankers Acceptance interest rate under Safeway Canada’s credit facility, (ii) the highest overnight term deposit rate at either the Bank of Montreal or Canadian Imperial Bank of Commerce for Safeway Canada’s and (iii) the rate of interest that complies with Income Tax Regulation 4301(c) and is payable on the last day of our fiscal year. Any principal amount outstanding is payable on demand or, if demand for repayment has not been made prior to such date, on February 24, 2016.

During 2011 and 2012, the largest outstanding principal amount of Canadian cash advances was $55.4 million and $55.4 million, respectively, and interest income totaled $0.0 million and $0.1 million, respectively, at an average interest rate of 1.0% and 1.0%, respectively. As of year-end 2011 and 2012, $55.4 million and $0.0 million in principal amount remained outstanding, respectively. There were no Canadian cash advances prior to 2011.

Working Capital Note

Until April 1, 2013, we maintained a $50 million line of credit from Safeway for working capital pursuant to an unsecured demand promissory note, or the Working Capital Note. Interest on the Working Capital Note accrues monthly at a rate equal to the lowest rate of interest that complies with both Section 7872(f)(2)(B) of the Code and Treasury Regulations Sections 1.482-2(a)(2)(iii)(B) and (C), compounds semiannually and is payable on the last day of our or Safeway’s fiscal year, as applicable. Any principal amount outstanding on the Working Capital Note is payable on demand or, if demand for repayment has not been made prior to such date, on February 24, 2016.

During 2010, 2011 and 2012, the largest principal amount outstanding under the Working Capital Note was $17.8 million, $0.6 million and $0.0 million, respectively, and interest expense under this note totaled $0.1 million, $0.0 million and $0.0 million, respectively, at an average interest rate of 0.6%, 0.4% and 0.0%, respectively. As of year-end 2010, 2011 and 2012, $0.1 million, $0.0 million and $0.0 million in principal amount remained outstanding, respectively.

On April 4, 2013, we entered into a cash management and treasury services agreement described below under “—Cash Management and Treasury Services Agreement”. Under the agreement, we have the ability to borrow an amount necessary to satisfy our short-term working capital requirements (such amount to be calculated in accordance with the agreements, but subject to a maximum of $50 million in U.S. dollars and $10 million in Canadian dollars). Amounts will be borrowed pursuant to unsecured demand promissory notes. Interest on the U.S. dollar-denominated note compounds semiannually and will be a rate equal to the lowest rate of interest that complies with both Section 7872(f)(2)(B) of the Code and Treasury Regulations Sections 1.482-2(a)(2)(iii)(B) and (C). Interest on the Canadian dollar-denominated note will be a rate equal to the higher of (i) the two-week Canadian Bankers Acceptance interest rate under Safeway’s bank credit facility dated June 1, 2011, as it may be amended from time to time, (ii) the highest overnight term deposit rate at either Bank of Montreal or Canadian Imperial Bank of Commerce for Holder’s borrowing rate, and (iii) the rate of interest that complies with Income Tax Regulation 4301(c). Interest under both notes will be payable on the last day of our fiscal year. Any principal amount outstanding on the notes is payable on demand or, if demand for repayment has not been made prior to such date, on February 24, 2016.

Guarantees

Safeway has in limited instances provided guarantees to certain content providers with respect to obligations of ours relating to distribution partner card sales. These guarantees have stated maximum amounts and expiration dates ranging from 2013 to 2016. These guarantees have a variety of termination provisions, some of which include (i) the initial public offering of our common stock, (ii) Safeway ceasing to own a specified percentage of our issued and outstanding voting stock, and (iii) issuance of a replacement letter of credit with a financial institution to cover such obligations. Certain of our content provider agreements may be terminated at the election of the content provider under certain circumstances if the related guarantee ceases to be in effect. We are currently in negotiations with certain of our content providers whose guarantees are expected to terminate upon the completion of this offering, and we anticipate that we will be able to obtain satisfactory guarantees or make alternative credit arrangements.

Cash Management and Treasury Services Agreement

We have entered into a cash management and treasury services agreement with Safeway. This agreement sets forth the terms and conditions of the cash management and credit services provided to us by Safeway and permits Safeway to borrow cash from our operating accounts in excess of our immediate working capital and other operating requirements, calculated in accordance with the agreement, on an overnight basis to meet Safeway’s short-term funding requirements. The services provided by Safeway include, among others, (i) assisting us in the investment of the excess cash described in the preceding sentence, to the extent it is not borrowed by Safeway, (ii) lending us an amount necessary to satisfy our short-term working capital requirements (as calculated in accordance with the agreement), up to an aggregate of $50 million in U.S. dollars and $10 million in Canadian dollars, such amounts to be lent under unsecured demand promissory notes described above under “—Working Capital Note”, and (iii) providing guarantees for liabilities related to our operating activities for a certain period of time. The cash management and treasury services agreement will terminate three years following the effective date of this offering, unless earlier terminated by us or Safeway if (a) Safeway ceases to hold at least 50.1% of our outstanding common stock or (b) the other party’s unsecured credit rating falls below investment grade or such party has entered into bankruptcy or other insolvency proceedings.

Administrative Cooperation Agreement

The administrative cooperation agreement will contain provisions relating to our relationship with Safeway after the completion of our initial public offering. Under the administrative cooperation agreement, we will agree with Safeway to exchange information that has been regularly provided to the other party prior to the initial public offering as well as information that is reasonably necessary for certain specified purposes. Until Safeway is no longer required to consolidate our results of operations and financial position (determined in accordance with generally accepted accounting principles), we will agree to use our reasonable best efforts to use the same independent registered public accounting firm selected by Safeway, use reasonable best efforts to timely complete our audit and provide Safeway with all required financial and other information.

Stock Options and Restricted Stock

Certain Blackhawk employees participate in the stock option and restricted stock plans of Safeway. During 2010, 2011 and 2012, we recognized compensation expense in the amounts of $1.1 million, $0.7 million and $0.2 million, respectively. We settle these expenses with Safeway each period through a cash settlement.

Employee Retirement Plan

Through 2011, substantially all Blackhawk employees were eligible to participate in a defined benefit pension plan established and managed by Safeway. Costs for Blackhawk employees participating in this plan were based upon an allocation of estimated service costs which totaled approximately $0.7 million and $1.1 million in 2010 and 2011, respectively, and are included in the amounts paid by Blackhawk to Safeway for services under the Administrative Services Agreement discussed above. Effective January 1, 2012, Blackhawk ceased to make contributions on behalf of its employees to Safeway’s retirement plan. Obligations related to vested participants will remain the responsibility of Safeway.

Loans to Officers

In connection with certain restricted stock grants to executive officers pursuant to the 2006 Plan, we entered into secured promissory notes with these executive officers to enable them to satisfy certain income and employment tax obligations relating to the acquisition of the restricted shares. Interest on these notes compound semiannually at rates ranging from 2.85% to 4.64% and the notes are secured by the restricted stock. As of year-end 2010, 2011 and 2012, $0.4 million, $0.3 million and $0.0 million were due to the Company under these notes, respectively. There were no amounts outstanding under these notes as of December 29, 2012.

Indemnification Agreements

We have entered or intend to enter into indemnification agreements with each of our directors, executive officers and certain other employees. These agreements, among other things, will require us to indemnify each individual to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the individual in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director, officer or other employee.

Policies and Procedures for Related Party Transactions

Our board of directors has adopted a written related person transaction policy that sets forth the policies and procedures for the review and approval or ratification of related person transactions. This policy covers, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, where the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person.

As provided by our audit committee charter to be effective upon completion of this offering, our audit committee will be responsible for reviewing and approving in advance any related party transaction, other than matters relating to Safeway. Our conflicts committee is responsible for reviewing all of our related party transactions in which Safeway is a party with an interest adverse to our interests.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information known to us about the beneficial ownership of our Class A and Class B common stock at April 2, 2013, as adjusted to reflect the sale of the shares of Class A common stock in this offering, by:

•	each person or group of affiliated persons known to us to be the beneficial owner of more than 5% of our Class A and Class B common stock;

•	each named executive officer and each director;

•	all of our executive officers and directors as a group; and

•	each selling stockholder.

The number of shares outstanding before and after this offering is based on the number of shares of Class A and Class B common stock outstanding on April 2, 2013. In computing the number of shares of Class A or Class B common stock beneficially owned by a person, entity or group and the corresponding voting percentage ownership of that person, entity or group, shares of common stock underlying options and warrants that are held by that person, entity or group and that are currently exercisable or exercisable within 60 days of April 2, 2013 are considered to be outstanding. We did not deem these shares to be outstanding, however, for the purpose of computing the percentage ownership of any other person, entity or group.

Unless otherwise noted below, the address of each beneficial owner listed on the table is c/o Blackhawk Network Holdings, Inc., 6220 Stoneridge Mall Road, Pleasanton, California 94588. We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws where applicable.

	Before the Offering							After the Offering
	Class A Common Stock		Class B Common Stock					Class A Common Stock		Class B Common Stock
	Number of Shares Beneficially Owned	% of Class A Common Stock	Number of Shares Beneficially Owned(1)	% of Class B Common Stock	% of Total Voting Power	Number of Shares Being Offered		Number of Shares Beneficially Owned	% of Class A Common Stock	Number of Shares Beneficially Owned(1)	% of Class B Common Stock	% of Total Voting Power
5% Stockholders
Safeway Inc.	—	—	49,135,353	95.4%	95.4%	9,819,581	(17)	—	—	39,315,772	93.8%	91.6%
5918 Stoneridge Mall Rd.
Pleasanton, CA 94588

Named Executive Officers and Directors
William Y. Tauscher(2)	—	—	425,000	*	*	—		—	—	425,000	1.0%	1.0%
Talbott Roche(3)	—	—	207,337	*	*	—		—	—	207,337	*	*
Daniel Dmochowski(4)	—	—	131,100	*	*	—		—	—	131,100	*	*
Jerry N. Ulrich(5)	—	—	175,750	*	*	—		—	—	175,750	*	*
David E. Durant(6)	—	—	16,694	*	*	—		—	—	16,694	*	*
Steven A. Burd(7)	—	—	49,385,353	95.9%	95.9%	9,819,581	(17)	—	—	39,565,772	94.3%	92.2%
Robert L. Edwards(8)	—	—	49,218,853	95.6%	95.6%	9,819,581	(17)	—	—	39,399,272	94.0%	91.8%
Mohan Gyani(9)	—	—	50,000	*	*	—		—	—	50,000	*	*
Paul Hazen(10)	—	—	50,000	*	*	—		—	—	50,000	*	*
Douglas J. Mackenzie(11)	—	—	50,000	*	*	—		—	—	50,000	*	*
Lawrence F. Probst III(12)	—	—	50,000	*	*	—		—	—	50,000	*	*
Arun Sarin(13)	—	—	30,000	*	*	—		—	—	30,000	*	*
All Executive Officers and Directors as a Group (12 persons)(14)	—	—	50,654,734	96.5%	96.5%	9,819,581	(17)	—	—	40,835,153	95.2%	94.9%

Additional Selling Stockholders
New Albertson’s Inc.(15)	—	—	406,957	*	*	149,940	(18)	—	—	257,017	*	*
250 Parkcenter Blvd.
Boise, ID 83706
Other selling stockholders(16)	—	—	293,239	*	*	30,479	(19)	—	—	262,760	*	*

*	Represents beneficial ownership of less than 1%.
(1)	Beneficial ownership as reported in the table excludes shares of our common stock that may be issued upon the exercise of stock appreciation rights, or SARs, that are exercisable within 60 days of April 2, 2013. The number of shares that will be received upon exercise of such SARs is not currently determinable and therefore is not included in the table above because each SAR gives the holder the right to receive the excess of the market price of one share of stock at the exercise date over the exercise price, which is not determinable until the date of exercise.

(2)	Consists of 425,000 shares of Class B common stock that may be acquired pursuant to the exercise of stock options within 60 days of April 2, 2013.
(3)	Consists of (i) 89,787 shares of Class B common stock held by Talbott Roche, (ii) 12,000 shares of restricted Class B common stock that are currently unvested and subject to the Company’s repurchase option and (iii) 105,550 shares of Class B common stock that may be acquired pursuant to the exercise of stock options within 60 days of April 2, 2013.
(4)	Consists of (i) 26,600 shares of Class B common stock held by Daniel Dmochowski, (ii) 12,000 shares of restricted Class B common stock that are currently unvested and subject to the Company’s repurchase option and (iii) 92,500 shares of Class B common stock that may be acquired pursuant to the exercise of stock options within 60 days of April 2, 2013.
(5)	Consists of (i) 45,525 shares of Class B common stock held by The Ulrich Family Trust Dated November 1, 1996 as Amended and Restated in 2011, (ii) 24,725 shares of Class B common stock held by Jerry Ulrich, (iii) 12,000 shares of restricted Class B common stock that are currently unvested and subject to the Company’s repurchase option and (iv) 93,500 shares of Class B common stock that may be acquired pursuant to the exercise of stock options within 60 days of April 2, 2013.
(6)	Consists of (i) 4,794 shares of Class B common stock held by David E. Durant, (ii) 1,000 shares of restricted Class B common stock that are currently unvested and subject to the Company’s repurchase option and (iii) 10,900 shares of Class B common stock that may be acquired pursuant to the exercise of stock options within 60 days of April 2, 2013.
(7)	Consists of (i) 50,000 shares of Class B common stock held by Steven A. Burd, (ii) 100,000 shares of Class B common stock held by the Christopher Dell Burd 1995 Trust and (iii) 100,000 shares of Class B common stock held by the Jason Carl Burd 1995 Trust. In addition, shares in the column “Before the Offering” include 49,135,353 shares of Class B common stock held by Safeway Inc. and shares in the column “After the Offering” include 39,315,772 shares of Class B common stock held by Safeway Inc. Mr. Burd is the Chief Executive Officer and Chairman of the board of directors of Safeway Inc. and may be deemed to be the beneficial owner of the shares of Class B common stock held by Safeway. Mr. Burd disclaims beneficial ownership of the Class B common stock held by Safeway, except to the extent of his pecuniary interest therein.
(8)	Consists of 83,500 shares of Class B common stock held by Mr. Edwards. In addition, shares in the column “Before the Offering” include 49,135,353 shares of Class B common stock held by Safeway Inc. and shares in the column “After the Offering” include 39,315,772 shares of Class B common stock held by Safeway Inc. Mr. Edwards is the President of Safeway and may be deemed to be the beneficial owner of the shares of Class B common stock held by Safeway. Mr. Edwards disclaims beneficial ownership of the Class B common stock held by Safeway, except to the extent of his pecuniary interest therein.
(9)	Consists of 50,000 shares of Class B common stock that may be acquired pursuant to the exercise of stock options within 60 days of April 2, 2013.
(10)	Consists of 50,000 shares of Class B common stock that may be acquired pursuant to the exercise of stock options within 60 days of April 2, 2013.
(11)	Consists of 50,000 shares of Class B common stock that may be acquired pursuant to the exercise of stock options within 60 days of April 2, 2013.
(12)	Consists of 50,000 shares of Class B common stock that may be acquired pursuant to the exercise of stock options within 60 days of April 2, 2013.
(13)	Consists of 30,000 shares of Class B common stock that may be acquired pursuant to the exercise of stock options within 60 days of April 2, 2013.
(14)	Includes 957,450 shares of Class B common stock that may be acquired pursuant to the exercise of stock options within 60 days of April 2, 2013.
(15)	Consists of warrants in respect of 750,000 shares of Class B common stock held by New Albertson’s, Inc., which will be exercised on a net basis contingent upon the completion of this offering (resulting in the issuance of 406,957 shares of Class B common stock).
(16)	Consists of (i) an aggregate of 90,639 shares of Class B common stock issued pursuant to the 2006 Plan and the 2007 Plan held by 26 individuals and (ii) an aggregate of 202,600 shares of Class B common stock that may be acquired pursuant to the exercise of stock options within 60 days of April 2, 2013 held by 26 individuals.
(17)	If the underwriters exercise their option to purchase additional shares in full, Safeway would sell an additional 1,477,063 shares of Class A common stock in connection with the offering.
(18)	If the underwriters exercise their option to purchase additional shares in full, New Albertson’s, Inc. would sell an additional 22,491 shares of Class A common stock in connection with the offering.
(19)	If the underwriters exercise their option to purchase additional shares in full, these selling stockholders would sell an additional 446 shares of Class A common stock in connection with the offering.

DESCRIPTION OF CAPITAL STOCK

General

Upon the completion of this offering, we will have authorized under our amended and restated certificate of incorporation 125,000,000 shares of Class A common stock, $0.001 par value per share, 125,000,000 shares of Class B common stock, $0.001 par value per share, and 10,000,000 shares of preferred stock, $0.001 par value per share. The following information assumes the filing of our amended and restated certificate of incorporation and the reclassification of shares of common stock held by our stockholders of record as of immediately prior to the completion of this offering into shares of Class B common stock on a share-for-share basis.

As of April 2, 2013, and after giving effect to the conversion of all shares of our common stock into shares of Class B common stock immediately prior to the closing of this offering, there were:

•	no shares of our Class A common stock outstanding;

•	51,508,755 shares of our Class B common stock outstanding held by 255 stockholders of record;

•	3,488,200 shares of our Class B common stock issuable upon the exercise of options outstanding at a weighted-average exercise price of approximately $14.41 per share;

•

warrants outstanding for the purchase of an aggregate of up to 1,872,449 shares of Class B common stock at a weighted average exercise price of $13.98 per share, of which 750,000 shares at an exercise price of $10.52 per share will be exercised on a net basis contingent upon the completion of this offering (resulting in the issuance of 406,957 shares of Class B common stock), 185,204 shares at an exercise price of $16.30 per share are vested but not yet exercisable, and 937,245 shares at an exercise price of $16.30 per share will become vested only upon future achievement of performance-based vesting requirements and exercisable with the passage of time;

•

an aggregate of 2,250,000 shares of Class A common stock issuable upon the exercise of warrants issued on April 2, 2013 with a weighted average exercise price of $20.00 per share, which will become exercisable on the earlier of 181 days after the date of this prospectus and a change of control, and an additional 15,306 shares of Class A common stock issuable upon the exercise of a warrant that we are contractually required to issue, which will have an exercise price of $20.00 per share and will become exercisable on the earlier of 181 days after the date of this prospectus and a change in control;

•

646,000 shares of Class B common stock subject to stock appreciation rights outstanding at a weighted average exercise price of $18.50 per share, which will be settled in shares of our Class B common stock;

•	116,900 unvested restricted stock units outstanding, which will be settled in shares of our Class B common stock;

•

an additional 304,118 shares of Class B common stock reserved for future issuance under our Second Amended and Restated 2006 Restricted Stock and Restricted Stock Unit Plan, or the 2006 Plan, and our Amended and Restated 2007 Stock Option and Stock Appreciation Right Plan, or the 2007 Plan, which will become available for issuance as shares of Class A common stock under our 2013 Equity Incentive Award Plan after completion of this offering; and

•

an additional 3,000,000 shares of Class A common stock that will be reserved for future issuance under our 2013 Equity Incentive Award Plan, which will become effective immediately prior to the completion of this offering.

All of our issued and outstanding shares of common stock are duly authorized, validly issued, fully paid and non-assessable. Following the closing of this offering, no shares of our common stock will be redeemable or have preemptive rights.

The following description of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws to be in effect upon the completion of this offering is a summary and is qualified in its entirety by reference to the full copies of these documents, which have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur upon completion of this offering. Currently, there is no established public trading market for our Class A common stock.

Common Stock

Voting Rights

Holders of our Class A and Class B common stock have identical rights, provided that, except as required by applicable law, on any matter that is submitted to a vote of our stockholders, holders of our Class A common stock are entitled to one vote per share of Class A common stock and holders of our Class B common stock are entitled to ten votes per share of Class B common stock. Holders of shares of Class A and Class B common stock will vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, except that (a) so long as any shares of Class A common stock are outstanding, without the affirmative vote of the holders of a majority of the voting power of the outstanding shares of Class A common stock, we may not amend, alter or repeal any provision of our amended and restated certificate of incorporation so as to adversely affect the relative rights, preferences, qualifications, limitations or restrictions of the Class A common stock as compared to those of the Class B common stock and (b) so long as any shares of Class B common stock are outstanding, without the affirmative vote of the holders of a majority of the voting power of the outstanding shares of Class B common stock, we may not amend, alter or repeal any provision of our amended and restated certificate of incorporation so as to adversely affect the relative rights, preferences, qualifications, limitations or restrictions of the Class B common stock as compared to those of the Class A common stock.

We have not provided for cumulative voting for the election of directors in our amended and restated certificate of incorporation.

Dividends

The holders of outstanding shares of our Class A and Class B common stock are entitled to equally share dividends out of funds legally available at the times and in the amounts that our board of directors may determine. In the event a dividend is paid in the form of shares of common stock or rights to acquire shares of common stock, the holders of Class A common stock will receive Class A common stock, or rights to acquire Class A common stock, as the case may be, and the holders of Class B common stock will receive Class B common stock, or rights to acquire Class B common stock, as the case may be. However, in general and subject to certain limited exceptions, without approval of each class of our common stock, we may not pay any dividends or make other distributions with respect to any class of common stock unless at the same time we make a ratable dividend or distribution with respect to each outstanding share of common stock, regardless of class.

Conversion

Our Class A common stock is not convertible into any other shares of our capital stock.

Before any tax-free spin-off (as described below), each share of Class B common stock is convertible at the option of the holder into one share of Class A common stock and any shares of Class B common stock transferred to a person other than a subsidiary of the transferor will automatically be converted into shares of Class A common stock on a share-for-share basis. All of the shares of Class B common stock will be automatically converted into shares of Class A common stock if Safeway ceases to beneficially own at least 15% of our outstanding common stock (on an as-converted to Class A common stock basis), other than as a result of a tax-free spin-off described below. In addition, prior to a tax-free spin-off, upon the occurrence of any event specified by the affirmative vote of a majority of the outstanding shares of Class B common stock, all of the outstanding shares of Class B common stock will automatically be converted into shares of Class A common stock.

Following any distribution of Class B common stock to the stockholders of Safeway in a transaction, including any distribution in exchange for Safeway shares or securities, intended to qualify as a tax-free distribution under Section 355 of the Code, or any corresponding provision of any successor statute (a “tax-free spin-off”), the shares of Class B common stock will no longer be convertible into shares of Class A common stock. Accordingly, any shares of Class B common stock transferred to stockholders of Safeway in a tax-free spin-off will not be converted into shares of Class A common stock and, following a tax-free spin-off, shares of Class B common stock will be transferable as Class B common stock, subject to applicable laws.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of our Class A and Class B common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Equal Status

Except as otherwise described in this prospectus, shares of Class A common stock and Class B common stock will have the same rights and privileges and rank equally, share ratably and be identical in all respect as to all matters.

Treatment in a Merger

The consideration received per share by the holders of our Class A common stock and the holders of our Class B common stock in any merger, consolidation, reorganization or other business combination will be identical; however, if (a) the consideration consists, in whole or in part, of shares of capital stock of, or other equity interests in Blackhawk or any other corporation, partnership, limited liability company or other entity, (b) the powers, designations, preferences and relative, optional or other special rights and qualifications, limitations and restrictions of shares of capital stock or other equity interests received in respect of the shares of Class B common stock differ solely to the extent that the powers, designations, preferences and relative, optional or other special rights and qualifications, limitations and restrictions of our Class A common stock and our Class B common stock differ as described in this prospectus (e.g., ten votes per share) and (c) upon receipt of the consideration, Safeway will beneficially own at least a majority of the voting power of the surviving entity, then the powers, designations, preferences and relative, optional or other special rights and qualifications, limitations and restrictions of shares of capital stock or other equity interests received in respect of the shares of Class B common stock may differ solely to the extent that the powers, designations, preferences and relative, optional or other special rights and qualifications, limitations and restrictions of our Class A common stock and our Class B common stock differ as described in this prospectus (including, without limitation, the voting rights and conversion provisions) (such event referred to as a “Safeway Continued Control Event”). If the holders of our Class A common stock or the holders of our Class B common stock are granted the right to elect to receive one of two or more alternative forms of consideration, the foregoing provisions will be deemed satisfied if holders of the other class are granted identical election rights (subject to the limited exceptions provided for in the case of a Safeway Continued Control Event).

Corporate Opportunities

The amended and restated certificate of incorporation will provide that if a corporate opportunity is offered to:

•

one of our officers or employees who is also a director (but not an officer or employee) of Safeway, that opportunity will belong to us unless expressly offered to that person primarily in his or her capacity as a director of Safeway, in which case it will belong to Safeway;

•

one of our directors who is also an officer or employee of Safeway, that opportunity will belong to Safeway unless expressly offered to that person primarily in his or her capacity as a director of Blackhawk, in which case it will belong to us; and

•

any person who is either (1) an officer or employee of both us and Safeway or (2) a director of both us and Safeway (but not an officer or employee of either one), that opportunity will belong to Safeway unless expressly offered to that person primarily in his or her capacity as a director of Blackhawk, in which case it will belong to us.

In following these procedures, any person who is offered a corporate opportunity will have satisfied his or her fiduciary duties to us and our stockholders. In addition, our amended and restated certificate of incorporation will provide that any corporate opportunity that belongs to us or Safeway, as the case may be, may not be pursued by the other, unless and until the party to whom the opportunity belongs determines not to pursue the opportunity and so informs the other party. Furthermore, so long as the material facts of any transaction between us and Safeway have been disclosed to or are known by our board of directors or relevant board committee, and the board or such committee (which may, for quorum purposes, include directors who are directors or officers of Safeway) authorizes the transaction by an affirmative vote of a majority of the disinterested directors, then, to the extent permitted by law, Safeway will be deemed to have satisfied its fiduciary duties and not be liable to us or our stockholders for any breach of fiduciary duty or duty of loyalty relating to that transaction. These provisions create the possibility that a corporate opportunity that may be pertinent to us could be used for the benefit of Safeway.

Rights and Preferences

Holders of our Class A and Class B common stock have no preemptive, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our Class A and Class B common stock. The rights, preferences and privileges of the holders of our Class A and Class B common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

Preferred Stock

Upon the completion of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of Class A and Class B common stock. The issuance of our preferred stock could adversely affect the voting power of holders of Class A and Class B common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control of our company or other corporate action. Upon completion of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Warrants

The following table sets forth information about outstanding warrants to purchase shares of our stock. These warrants may be exercised at any time on or after the respective dates described in the footnotes to the following table and prior to their respective termination dates.

Class of Stock	Number of Shares		Exercise Price/Share	Expiration Date
Class B Common Stock	750,000	(1)	$10.52	(2)
Class B Common Stock	Up to 1,100,000	(3)	$16.30	(4)
Class B Common Stock	Up to 22,449	(5)	$16.30	(6)
Class A Common Stock	750,000	(7)	$20.00	(8)
Class A Common Stock	1,500,000	(9)	$20.00	(10)

(1)	Warrant has been net exercised contingent upon the completion of this offering (resulting in the issuance of 406,957 shares of Class B common stock).
(2)	Expires on the earliest of the closing of this offering, July 26, 2019, a change of control of Blackhawk and a termination (subject to certain exceptions) of the commercial agreement entered into in connection with the issuance of the warrant.
(3)	Exercisable at any time between April 1, 2014 and the expiration date or in connection with a change of control of Blackhawk occurring prior to April 1, 2014. As of April 2, 2013, shares of Class B common stock for which the warrant is exercisable range from a minimum of 181,500 shares to a maximum of 1,100,000 shares, the exact number of which is determined based on future achievements of specified performance metrics tied to marketing commissions received by us pursuant to the commercial agreement with the holder of the warrant.
(4)	Expires on the earlier of December 31, 2015 or 30 days following a termination (subject to certain exceptions) of the commercial agreement entered into in connection with the warrant issuance.
(5)	Exercisable at any time between April 1, 2014 and the expiration date or in connection with a change of control of Blackhawk occurring prior to April 1, 2014. As of April 2, 2013, shares of Class B common stock for which the warrant is exercisable range from a minimum of 3,704 shares to a maximum of 22,449 shares, the exact number of which is determined based on the number of shares issuable pursuant to the warrant described under notes (3) and (4) above. The warrant was issued in satisfaction of our obligation to offer the holder a purchase right in connection with certain issuances of our securities, or the Purchase Right Obligation, pursuant to an investor agreement entered into in connection with a commercial agreement with such holder, which obligation was triggered by the issuance of the warrant to purchase up to 1,100,000 shares corresponding to note (3) above. The Purchase Right Obligation will terminate on the closing of this offering.
(6)	Expires on the earlier of December 31, 2015 or 30 days following a termination (subject to certain exceptions) of a commercial agreement between us and the holder of the warrant.
(7)	Exercisable for shares of Class A common stock on the earlier of 181 days after the date of this prospectus and a change of control. As a result of the issuance of this warrant, pursuant to the Purchase Right Obligation described in note (5) above, we will issue an additional warrant to purchase 15,306 shares of Class A common stock at an exercise price of $20.00 per share to the holder of the warrant described in note (5) above.
(8)	Expires on the earlier of March 31, 2018 and 10 business days following a termination of the commercial agreement entered into with the distribution partner.
(9)	Exercisable for shares of Class A common stock on the earlier of 181 days after the date of this prospectus and a change of control.
(10)	Expires on the earlier of June 30, 2018 and 10 business days following a termination of the commercial agreement entered into with the distribution partner.

Registration Rights

We are party to a Fourth Amended and Restated Stockholders’ Agreement, or Stockholders’ Agreement, which provides certain holders of our Class B common stock the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. Pursuant to the Stockholders’ Agreement, Safeway, our parent company, has the right, at any time after six months following this offering and on no more than six occasions, to require us to file a registration statement under the Securities Act to register the resale of all or part of the shares of our common stock held by Safeway and its affiliates. In such a registration involving an underwritten offering, the only shares we may include in the registration statement are those held by Safeway, its affiliates or those sold on our own behalf and, where the underwriter advises that the number of shares to be included should be limited, we would be required to reduce the number of shares sold on our own behalf first. We would not be required to effect such a registration within the six-month period immediately following the effective date of any registration statement previously filed by us. We would be required to pay all associated registration expenses.

In addition, under the Stockholders’ Agreement, in the event that we propose to register any of our securities under the Securities Act (other than with respect to a registration related to employee benefit plans, dividend reinvestment plans or corporate reorganizations), either for our own account or for the account of other security holders, all holders of eligible shares of our Class B common stock have the right to include their shares in the registration, subject to limitations that the underwriters may impose on the number of shares included in the registration and subject to our right to defer such registrations. We are required to pay the registration expenses of the holders of these shares, including in respect of this offering.

Anti-Takeover Provisions

Dual Class Stock Structure

Our Class B common stock has ten votes per share, while our Class A common stock, which is the class being sold to investors in this offering and which will be the only class of stock that is publicly traded, has one vote per share. After the offering, Safeway, our current directors and executive officers and their respective affiliates will, in the aggregate, beneficially own 77.2% of our outstanding Class A and Class B common stock, representing 94.9% of the total voting power of our outstanding capital stock (74.4% and 94.4%, respectively, if the underwriters exercise their option to purchase additional shares in full). After this offering is consummated, Safeway will continue to own 93.8% of our outstanding Class B common stock (93.6% if the underwriters exercise their option to purchase additional shares in full). As a result, Safeway will continue to be able to control all matters submitted to our stockholders for approval. This concentrated control could discourage others from initiating any potential merger, takeover or other change of control transaction that other stockholders might view as beneficial. Our board of directors is authorized, without stockholder approval, to issue additional shares of Class A and Class B common stock.

Certificate of Incorporation and Bylaws to be in Effect upon the Completion of this Offering

Our amended and restated certificate of incorporation will provide for our board of directors to be divided into three classes, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. The number of directors constituting our board of directors is permitted to be established only by a resolution adopted by a majority vote of our board of directors, and only our board of directors is authorized to fill vacant directorships, including newly created directorships.

The holders of common stock are entitled, by a plurality of the votes cast by the holders of the Class A common stock and the Class B common stock present in person or represented by proxy, voting together as a single voting group at a meeting at which a quorum is present, to elect directors to the board of directors. Because our stockholders do not have cumulative voting rights, holders of common stock representing a majority of the voting rights of our common stock will be able to elect all of our directors up for election at any given stockholders’ meeting. Accordingly, until such time as Safeway beneficially owns shares of our common stock representing less than a majority of the voting rights of our common stock, Safeway will elect our entire board of directors. Our bylaws include advance notice procedures and other content requirements applicable to stockholders other than Safeway for proposals to be brought before a meeting of stockholders, including proposed nominations of persons for election to the board of directors.

Until such time as Safeway beneficially owns shares of our common stock representing less than a majority of the voting rights of our common stock, our amended and restated certificate of incorporation and amended and restated bylaws will require a majority stockholder vote for the removal of a director with or without cause, and for the amendment, repeal or modification of certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws including, among other things, relating to the classification of our board of directors. From and after such time as Safeway holds less than a majority of the voting rights of our common stock, a majority stockholder vote is required for removal of a director only for cause (and a director may only be removed for cause), and a 75% stockholder vote is required for the amendment, repeal or modification of certain provisions of our certificate of incorporation and bylaws.

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that, until such time as Safeway beneficially owns shares of our common stock representing less than a majority of the voting rights of our common stock, Safeway will have the ability to take stockholder action by written consent without calling a stockholder meeting and to approve amendments to our amended and restated certificate of incorporation and bylaws and to take other actions without the vote of any other stockholder. From and after such time as Safeway beneficially owns shares of our common stock representing less than a majority of the voting rights of our common stock, all stockholder action must be effected at a duly called meeting of stockholders and not by a consent in writing, and further provide that, from and after such time as Safeway beneficially owns shares of our common stock representing less than a majority of the voting rights of our common stock, only our corporate secretary, upon the direction of our board of directors, or the Chairman of the Board may call a special meeting of stockholders.

The combination of the classification of our board of directors, lack of cumulative voting rights, prohibitions on stockholder actions by written consent and stockholder ability to call a special meeting by a stockholder other than Safeway, and supermajority voting requirements make it more difficult for stockholders other than Safeway (for so long as it holds sufficient voting rights) to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for stockholders other than Safeway (for so long as it holds sufficient voting rights) or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or management. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in our management.

Section 203 of the Delaware General Corporation Law

After Safeway ceases to own 15% of our voting stock, we will be subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	if, before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

if, upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

if, on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines business combination to include, among other things, the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, owns, or is an affiliate or associate of the corporation and within three years prior to the time at which determination of interested stockholder status is being sought did own, 15% or more of the outstanding voting stock of the corporation.

Acceleration of Options/Lapse of Restrictions on Restricted Stock upon Change of Control

Generally, under our Amended and Restated 2007 Stock Option and Stock Appreciation Right Plan and Second Amended and Restated 2006 Restricted Stock and Restricted Stock Unit Plan, in the event of certain significant corporate transactions, the plan administrator may accelerate vesting of options, stock appreciation rights, restricted stock and restricted stock units outstanding under such plans and require the acquirer to assume such outstanding options and restricted stock or issue similar securities to the holders. Under our form of stock option agreement and form of stock appreciation right agreement, in the event we undergo a change in control, stock options and stock appreciation rights will accelerate and vest in full. This offering will not constitute a change in control under these agreements.

Delaware as Sole and Exclusive Forum

Our certificate of incorporation currently provides, and our amended and restated certificate of incorporation will provide, that unless we consent in writing to an alternative forum, the Court of Chancery of the State of Delaware (the “Delaware Court”) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of us, (ii) any action asserting a claim of breach of a fiduciary duty owed by, or otherwise wrongdoing by, any of our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law or our amended and restated certificate of incorporation or amended and restated bylaws or (iv) any action to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or the bylaws (any action described in (i) through (iv) above being referred to as a “Covered Action”), in each such case unless the Delaware Court determines that there is an indispensable party named as a defendant in such Covered Action not subject to the personal jurisdiction of the Delaware Court (and the indispensable party does not consent to the personal jurisdiction of the Delaware Court within 15 days following such determination) and can be subject to the jurisdiction of another court or forum within the United States.

Limitations of Liability and Indemnification Matters

For information about liability and indemnification, please see “Executive Compensation—Limitation on Liability and Indemnification Matters.”

The NASDAQ Global Select Market Listing

Our Class A common stock has been approved for listing on the NASDAQ Global Select Market under the symbol “HAWK.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Wells Fargo Shareowner Services.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock. Future sales of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect the prevailing market prices of our Class A common stock from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our Class A common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our Class A common stock and our ability to raise equity capital in the future.

Based on the number of shares of common stock outstanding as of April 2, 2013, upon completion of this offering, we will have an aggregate of 10,000,000 shares of Class A common stock outstanding and 41,936,135 shares of Class B common stock outstanding. All of the shares of Class A common stock sold in this offering will be freely tradable unless purchased by our affiliates. All of the shares of Class B common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements, as described below. Following the expiration of the lock-up period, all shares of Class B common stock will be eligible for resale in compliance with Rule 144 or Rule 701 promulgated under the Securities Act to the extent such shares have been released from any repurchase option that we may hold. “Restricted securities” as defined under Rule 144 were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. These shares may be sold in the public market only if registered or pursuant to an exemption from registration, such as Rule 144 or Rule 701 under the Securities Act. The 41,936,135 shares of Class B common stock outstanding after this offering will generally become available for sale in the public market as follows:

Approximate Number of Shares	Date

183,011	Beginning 90 days after the effective date of the registration statement of which this prospectus forms a part, subject, in certain cases, to the holding period and public information requirements of Rule 144.

41,753,124	At various times beginning 181 days after the effective date of the registration statement of which this prospectus forms a part, 39,822,691 shares of which will be subject to the holding period, public information, volume limitation, public notice and manner-of-sale requirements of Rule 144.

Generally, shares of Class B common stock transferred to a person other than Safeway or a subsidiary of Safeway will automatically be converted into shares of Class A common stock on a share-for-share basis upon transfer. Accordingly, no public trading market is expected to exist for the Class B common stock. Please see “Description of Capital Stock—Common Stock.”

Rule 144

Rule 144 provides an exemption from the registration and prospectus delivery requirements of the Securities Act. This exemption is available to affiliates of ours that sell our restricted or non-restricted securities and also to non-affiliates that sell our restricted securities. Restricted securities include securities acquired from the issuer of those securities, or from an affiliate of the issuer, in a transaction or chain of transactions not involving any public offering. The shares of Class A common stock being sold in this offering are not restricted securities. However, other than the shares that are being registered in conjunction with this offering, all the shares we have issued before this offering are restricted securities, and they will continue to be restricted securities until they are resold pursuant to Rule 144 or pursuant to an effective registration statement.

In general, under Rule 144, as in effect on the date of this prospectus, a person who is, or at any time during the 90 days preceding the sale was, an affiliate of ours generally may sell, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of Class A common stock outstanding, which will equal approximately 100,000 shares immediately after this offering; or

•

the average weekly trading volume of our Class A common stock on the NASDAQ Global Select Market during the four calendar weeks immediately preceding the date on which a notice of sale is filed with the SEC.

In addition, sales by these persons must also satisfy requirements relating to the manner of sale, public notice, the availability of current public information about us and, in the case of restricted securities, a six-month minimum holding period for those securities. All other persons may rely on Rule 144 to freely sell our restricted securities, so long as they satisfy both the minimum holding period requirement and, until a one-year holding period has elapsed, the current public information requirement.

Rule 144 does not supersede our security holders’ contractual obligations under the lock-up agreements described below.

Rule 701

Generally, an employee, officer, director or qualified consultant of ours who purchased shares of our common stock before the effective date of the registration statement relating to this prospectus, or who holds options as of that date, pursuant to a written compensatory plan or contract may rely on the resale provisions of Rule 701 under the Securities Act. Under Rule 701, of these persons:

•

those who are not our affiliates may generally sell those securities, commencing 90 days after the effective date of the registration statement, without having to comply with the current public information and minimum holding period requirements of Rule 144; and

•

those who are our affiliates may generally sell those securities under Rule 701, commencing 90 days after the effective date of the registration statement, without having to comply with Rule 144’s minimum holding period restriction.

Rule 701 does not supersede our security holders’ contractual obligations under the lock-up agreements described below.

Lock-up Agreements

We, the selling stockholders, all of our directors, executive officers and holders of substantially all of our common stock, have generally agreed with the underwriters that, subject to certain exceptions, for a period of 180 days following the date of this prospectus, we or they will not offer, sell, contract to sell, pledge, or otherwise dispose of, directly or indirectly, any shares of Class A or Class B common stock or any securities convertible into or exercisable or exchangeable for shares of Class A or Class B common stock, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Class A or Class B common stock or any securities convertible into or exercisable or exchangeable for shares of Class A or Class B common stock, whether any of these transactions are to be settled by delivery of our Class A or Class B common stock or other securities, in cash or otherwise, or publicly disclose the intention to effect any of these transactions, subject to specified exceptions. Goldman, Sachs & Co. may, in its sole discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreement.

Registration Rights

We are party to a stockholders’ agreement, which provides Safeway the right to demand that we file a registration statement and Safeway and other holders of eligible shares of our Class B common stock the right to request that their shares be covered by a registration statement that we are otherwise filing. Please see “Description of Capital Stock—Registration Rights.” After the completion of this offering, assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of our outstanding options or warrants, Safeway will be entitled to demand registration rights with respect to all 39,315,772 shares, or 75.7% of our common stock based on shares outstanding as of April 2, 2013, beneficially owned by Safeway and its affiliates. In addition, after the completion of this offering, in the event we propose to register any of our equity securities under the Securities Act, either for our own account or for the account of other security holders, Safeway and other holders of eligible shares of our Class B common stock, beneficially owning an aggregate of approximately 41,936,135 shares, or 80.7% of our common stock based on shares outstanding as of April 2, 2013, will be entitled to certain “piggyback” registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations. Except for shares purchased by affiliates, registration of these shares under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of the registration, subject to the expiration of the lock-up period.

Stock Plans

As soon as practicable after the completion of this offering, we intend to file a Form S-8 registration statement under the Securities Act to register shares of our Class B common stock (and shares of Class A common stock into which it is convertible) subject to options and SARs outstanding under our 2007 Plan and shares of our Class A common stock reserved for issuance under our 2013 Equity Incentive Award Plan. This registration statement will become effective immediately upon filing, and shares covered by this registration statement will thereupon be eligible for sale in the public markets, subject to Rule 144 limitations applicable to affiliates and any lock-up agreements. For additional information about our stock plans, please see “Executive Compensation—Equity Incentive Plans.”

MATERIAL UNITED STATES FEDERAL INCOME TAX

CONSEQUENCES TO NON-U.S. HOLDERS OF OUR CLASS A COMMON STOCK

The following discussion is a summary of the material United States federal income tax consequences to non-U.S. holders (as defined below) of the acquisition, ownership and disposition of our Class A common stock issued pursuant to this offering. This discussion is not a complete analysis of all of the potential United States federal income tax consequences relating thereto, nor does it address any tax consequences arising under any state, local or foreign tax laws, any estate and gift tax consequences or any other United States federal tax laws. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service, or the IRS, all as in effect as of the date of this offering. These authorities may change, possibly retroactively, resulting in United States federal income tax consequences different from those discussed below. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership or disposition of our Class A common stock, or that any such contrary position would not be sustained by a court.

This discussion is limited to non-U.S. holders who purchase our Class A common stock issued pursuant to this offering and who hold our Class A common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all of the United States federal income tax considerations that may be relevant to a particular holder in light of that holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the United States federal income tax laws, including, without limitation:

•	banks, thrifts, insurance companies or other financial institutions;

•	partnerships or other entities or arrangements treated as partnerships or pass-through entities for U.S. federal income tax purposes;

•	“controlled foreign corporations,” “passive foreign investment companies,” or corporations that accumulate earnings to avoid United States federal income tax;

•	broker-dealers or dealers in securities, commodities or currencies;

•	traders in securities;

•	tax-qualified retirement plans;

•	U.S. expatriates or former long-term residents of the United States;

•	persons subject to the alternative minimum tax;

•	persons that own, or are deemed to own, more than 5% of our outstanding Class A common stock (except to the extent specifically set forth below);

•	persons holding our Class A common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment; or

•	persons deemed to sell our Class A common stock under the constructive sale provisions of the Code.

If a partnership (or other entity taxed as a partnership for United States federal income tax purposes) holds our Class A common stock, the tax treatment of a partner in the partnership generally will depend on the status of the partner, upon the activities of the partnership and upon certain determinations made at the partner level. Accordingly, partnerships that hold our Class A common stock and partners in such partnerships are urged to consult their tax advisors regarding the specific United States federal income tax consequences to them.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR CLASS A COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER UNITED STATES FEDERAL TAX LAWS.

Definition of Non-U.S. Holder

For purposes of this discussion, a “non-U.S. holder” is any beneficial owner of our Class A common stock that is not a “U.S. person” or a partnership (or other entity treated as a partnership) for United States federal income tax purposes. A “U.S. person” is any of the following:

•	an individual citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized under the laws of the United States, any state therein or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust (i) the administration of which is subject to the primary supervision of a United States court and all substantial decisions of which are controlled by one or more U.S. persons or (ii) that has a valid election in effect to be treated as a U.S. person for United States federal income tax purposes.

Distributions on Our Class A Common Stock

As described above in the section titled “Dividend Policy,” we have no present intention to pay cash dividends on our Class A common stock. If, however, we do make distributions of cash or other property on our Class A common stock, such distributions will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. Amounts not treated as dividends for United States federal income tax purposes will constitute a return of capital and will first be applied against and reduce a non-U.S. holder’s adjusted tax basis in its shares of our Class A common stock, but not below zero. Distributions in excess of our current and accumulated earnings and profits and in excess of a non-U.S. holder’s tax basis in its shares of our Class A common stock will be treated as gain realized on the sale or other disposition of the Class A common stock and will be treated as described below under “Gain on Sale or Disposition of Our Class A Common Stock.”

Subject to the discussion below on backup withholding and foreign accounts, dividends paid to a non-U.S. holder of our Class A common stock will be subject to United States federal withholding tax at a rate of 30% of the gross amount of the dividends, or such lower rate as is specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish to the relevant paying agent a valid IRS Form W-8BEN (or applicable successor form) certifying such non-U.S. holder’s qualification for the reduced rate. This certification must be provided to the relevant paying agent prior to the payment of dividends and must be updated periodically. Non-U.S. holders that do not timely provide the relevant paying agent with the required certification, but which qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

If a non-U.S. holder holds our Class A common stock in connection with the conduct of a trade or business in the United States, and dividends paid on our Class A common stock are effectively connected with such non-U.S. holder’s United States trade or business (and, if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States), the non-U.S. holder will be exempt from United States federal withholding tax. To claim the exemption, the non-U.S. holder must furnish to the relevant paying agent a properly executed IRS Form W-8ECI (or applicable successor form).

Subject to the discussion below on backup withholding and foreign accounts, any dividends paid on our Class A common stock that are effectively connected with a non-U.S. holder’s United States trade or business (and if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States) will be subject to United States federal income tax on a net income basis at the regular graduated United States federal income tax rates in much the same manner as if such non-U.S. holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to a branch profits tax equal to 30% (or such lower rate as is specified by an applicable income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

A non-U.S. holder who claims the benefit of an applicable income tax treaty will be required to satisfy applicable certification and other requirements prior to the distribution date. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

Gain on Sale or Disposition of Our Class A Common Stock

Subject to the discussion below on backup withholding and foreign accounts, a non-U.S. holder generally will not be subject to United States federal income tax on any gain realized upon the sale or other disposition of our Class A common stock, unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States;

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the sale or disposition, and certain other requirements are met; or

•

our Class A common stock constitutes a United States real property interest by reason of our status as a United States real property holding corporation, or a USRPHC, for United States federal income tax purposes at any time within the shorter of (i) the five-year period ending on the date of the sale or disposition of our Class A common stock or (ii) the non-U.S. holder’s holding period for our Class A common stock. The determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other trade or business assets and our foreign real property interests.

Gain described in the first bullet point above will be subject to United States federal income tax on a net income basis in the same manner as if such non-U.S. holder were a resident of the United States. Further, non-U.S. holders that are foreign corporations also may be subject to a branch profits tax equal to 30% (or such lower rate as is specified by an applicable tax treaty) of a portion of its effectively connected earnings and profits for the taxable year, as adjusted for certain items.

Gain described in the second bullet point above will be subject to United States federal income tax at a flat 30% rate (or such lower rate as is specified by an applicable tax treaty), but may be offset by United States source capital losses of the non-U.S. holder (even though the non-U.S. holder is not considered a resident of the United States), provided that the non-U.S. holder has timely filed United States federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe that we currently are not, and we do not anticipate becoming, a USRPHC for United States federal income tax purposes. However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other trade or business assets, there can be no assurance that we are not a USRPHC or will not become a USRPHC in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a non-U.S. holder of our Class A common stock will not be subject to tax if such Class A common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such non-U.S. holder owned, actually or constructively, 5% or less of such Class A common stock throughout the shorter of (i) the five-year period ending on the date of the sale or disposition of our Class A common stock or (ii) the non-U.S. holder’s holding period for such Class A common stock. We expect our Class A common stock to be “regularly traded” on an established securities market, although we cannot guarantee that it will be so traded. If gain on the sale or other taxable disposition of our Class A common stock were subject to taxation under the third bullet point above, the non-U.S. holder would be subject to regular United States federal income tax with respect to such gain in generally the same manner as a U.S. person.

Non-U.S. holders are urged to consult any applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the amount of distributions on our Class A common stock paid to such non-U.S. holder and the amount, if any, of tax withheld with respect to those distributions. These information reporting requirements apply even if no withholding was required because the distributions were effectively connected with the non-U.S. holder’s conduct of a United States trade or business, or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities of the country in which the non-U.S. holder resides or is established.

Subject to the discussion below on foreign accounts, backup withholding, however, generally will not apply to distribution payments to a non-U.S. holder of our Class A common stock, provided that the non-U.S. holder furnishes to the relevant paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN or IRS Form W-8ECI (or applicable successor forms), or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if the relevant paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient.

Unless a non-U.S. holder complies with certification procedures to establish that it is not a U.S. person, information returns may be filed with the IRS in connection with, and the non-U.S. holder may be subject to backup withholding on the proceeds from a sale or other disposition of our Class A common stock. The certification procedures described in the above paragraph will satisfy these certification requirements as well.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be claimed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability, provided that the required information is timely furnished to the IRS.

Foreign Accounts

Withholding taxes may be imposed under the Foreign Account Tax Compliance Act (“FATCA”) on certain types of payments made to “foreign financial institutions” (as defined in the Code) and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, our Class A common stock paid to a “foreign financial institution” or to a “foreign non-financial entity” (each as defined in the Code), unless (i) the foreign financial institution undertakes certain diligence and reporting obligations, (ii) the foreign non-financial entity either certifies it does not have any “substantial U.S. owners” (as defined in the Code) or furnishes identifying information regarding each substantial U.S. owner or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. Investors must also provide the documentation and certifications required under the applicable Treasury Regulations to Blackhawk before a withholdable distribution or payment is made to certify the investors’ compliance with or exemptions from FATCA in order to avoid the withholding. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (i) above, it must enter into an agreement with the United States Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations, withholding under FATCA generally will apply to payments of dividends on our Class A common stock made on or after January 1, 2014 and to payments of gross proceeds from a sale or other disposition of such stock on or after January 1, 2017.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our Class A common stock.

UNDERWRITING

The company, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares of Class A common stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares of Class A common stock indicated in the following table. Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc. and Deutsche Bank Securities Inc. are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.	4,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	1,000,000
Citigroup Global Markets Inc.	1,000,000
Deutsche Bank Securities Inc.	1,000,000
Barclays Capital Inc.	500,000
BMO Capital Markets Corp.	500,000
Credit Suisse Securities (USA) LLC	500,000
Piper Jaffray & Co.	500,000
Raymond James & Associates, Inc.	500,000
Wells Fargo Securities, LLC	500,000

Total	10,000,000

The underwriters are committed to take and pay for all of the shares of Class A common stock being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional 1,500,000 shares of Class A common stock from the selling stockholders to cover sales by the underwriters of a greater number of shares of Class A common stock than the total number set forth in the table above. They may exercise that option for 30 days. If any shares of Class A common stock are purchased pursuant to this option, the underwriters will severally purchase shares of Class A common stock in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 1,500,000 additional shares of Class A common stock.

	No Exercise	Full Exercise
Per Share	$1.495	$1.495
Total	$14,950,000	$17,192,500

Shares of Class A common stock sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.897 per share from the initial public offering price. After the initial offering of the shares of Class A common stock, the representatives may change the offering price and the other selling terms. The offering of the shares of Class A common stock by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The company and its officers, directors and holders of substantially all of the company’s common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. This agreement does not apply to any existing employee benefit plans. The foregoing restrictions do not apply to equity issuances by us in connection with commercial transactions to commercial partners of up to 5% of the fully diluted shares outstanding as of the date of this offering (provided that in each case such commercial partners agree to lock up the equity they receive for the balance of the lock-up period). For additional information about transfer restrictions, please see “Shares Eligible for Future Sale.”

Prior to the offering, there has been no public market for the shares of Class A common stock. The initial public offering price has been negotiated among the selling stockholders and the representatives. Among the factors to be considered in determining the initial public offering price of the shares of Class A common stock, in addition to prevailing market conditions, will be the company’s historical performance, estimates of the business potential and earnings prospects of the company, an assessment of the company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

Our Class A common stock has been approved for listing on the Nasdaq Global Select Market under the symbol “HAWK.”

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares offered by this prospectus for sale to certain directors, officers and employees of the company or Safeway. If any of these persons purchases reserved shares it will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

In connection with the offering, the underwriters may purchase and sell shares of Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of Class A common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the Class A common stock. As a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the NASDAQ Global Select Market, in the over-the-counter market or otherwise.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the company; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures

Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

We have not and will not register with the Swiss Financial Market Supervisory Authority (“FINMA”) as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended (“CISA”), and accordingly the shares being offered pursuant to this prospectus have not and will not be approved, and may not be licenseable, with FINMA. Therefore, the shares have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the shares offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The shares may solely be offered to “qualified investors,” as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended (“CISO”), such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus and any other materials relating to the shares are strictly personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described herein and may neither directly nor indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in Switzerland or from Switzerland. This prospectus does not constitute an issue prospectus as that term is understood pursuant to Article 652a and/or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the shares on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

This document relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This document is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this document nor taken steps to verify the information set forth in it and has no responsibility for it. The shares to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this document you should consult an authorized financial advisor.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

The company estimates that its share of the total expenses of the offering, will be approximately $5.0 million, substantially all of which will be payable by Safeway. The company has agreed to reimburse the underwriters for certain expenses in the amount of up to $30,000 and the underwriters have agreed to reimburse the company for certain expenses in the amount of up to $575,000.

The company and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, including Safeway Inc., for which they received or will receive customary fees and expenses. In addition, certain of the underwriters or their affiliates are lenders under Safeway’s credit facilities.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer, including Safeway Inc. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

VALIDITY OF CLASS A COMMON STOCK

The validity of the shares of our Class A common stock offered by this prospectus will be passed upon for us and the selling stockholders by Latham & Watkins LLP, Menlo Park, California and for the underwriters by Sullivan & Cromwell LLP, Palo Alto, California.

EXPERTS

The consolidated financial statements of Blackhawk Network Holdings, Inc. as of December 31, 2011 and December 29, 2012, and for each of the three years in the period ended December 29, 2012, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report thereon appearing herein (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph referring to allocation of expenses). Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of our Class A common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. Some items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the Class A common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or any other document are summaries of the material terms of this contract, agreement or other document. A copy of the registration statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of these materials may be obtained by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC’s website is http://www.sec.gov.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and web site of the SEC referred to above. We maintain a website at www.blackhawknetwork.com. You may access our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The reference to our website address does not constitute incorporation by reference of the information contained on or accessible through our website.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

BLACKHAWK NETWORK HOLDINGS, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Blackhawk Network Holdings, Inc.

Pleasanton, CA

We have audited the accompanying consolidated balance sheets of Blackhawk Network Holdings, Inc. and subsidiaries (the “Company”) (a majority owned subsidiary of Safeway Inc.) as of December 29, 2012 and December 31, 2011, and the related consolidated statements of income, comprehensive income, redeemable equity and stockholders’ equity, and cash flows for each of the three years in the period ended December 29, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Blackhawk Network Holdings, Inc. and subsidiaries as of December 29, 2012 and December 31, 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 29, 2012, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, the consolidated financial statements have been prepared as if the Company existed on a stand-alone basis for the periods presented, but may not necessarily reflect the results of operations, financial position or cash flows that would have been achieved if the Company had existed on a stand-alone basis separate from Safeway Inc. during the periods presented. Portions of certain expenses represent allocations arising from certain shared services and infrastructure provided by Safeway Inc.

/s/ Deloitte & Touche LLP

San Francisco, California

February 26, 2013 (April 1, 2013 as to the effects of the reverse stock split described in Note 17)

BLACKHAWK NETWORK HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except par value)

	Year-end 2011	Year-end 2012

ASSETS
Current assets:
Cash and cash equivalents	$153,674	$172,665
Overnight cash advances to Parent	598,157	495,000
Settlement receivables, net ($19,297 and $75,124 from Parent)	249,028	510,853
Accounts receivable, net ($2,154 and $4,229 from Parent)	71,823	101,001
Deferred income taxes	10,378	10,499
Prepaid expenses and other current assets	42,974	53,968

Total current assets	1,126,034	1,343,986
Property, equipment and technology, net	62,368	66,998
Intangible assets, net	2,484	1,699
Goodwill	42,729	42,729
Restricted cash	8,968	8,968
Deferred income taxes	376	1,937
Other assets	58,342	67,394

TOTAL ASSETS	$1,301,301	$1,533,711

LIABILITIES, REDEEMABLE EQUITY AND STOCKHOLDERS’ EQUITY
Current liabilities:
Settlement payables ($27 and $4,952 to Parent)	$990,436	$1,231,429
Accounts payable and accrued liabilities ($6,429 and $23,839 to Parent)	121,669	154,542
Note payable to Parent for taxes	16,247	—

Total current liabilities	1,128,352	1,385,971
Note payable to Parent for taxes	1,668	—
Warrant and common stock liabilities	24,943	26,675
Deferred income taxes	3,266	266
Other liabilities ($0 and $3,072 to Parent)	28,205	23,152

Total liabilities	1,186,434	1,436,064

Commitments and contingencies (see Note 10 and Note 13)
Redeemable equity	30,112	34,997

Stockholders’ equity:
Preferred stock: $0.001 par value; 10,000 shares authorized; no shares issued as of year-end 2011 and 2012	—	—
Common stock: $0.001 par value; 140,000 shares authorized; 51,622 and 51,681 shares issued as of year-end 2011 and 2012, respectively	51	51
Additional paid-in capital	25,723	31,542
Accumulated other comprehensive income (loss)	(790)	298
Retained earnings	59,771	30,669

Total Blackhawk Network Holdings, Inc. equity	84,755	62,560
Non-controlling interest	—	90

Total stockholders’ equity	84,755	62,650

TOTAL LIABILITIES, REDEEMABLE EQUITY AND STOCKHOLDERS’ EQUITY	$1,301,301	$1,533,711

See accompanying notes to the consolidated financial statements.

BLACKHAWK NETWORK HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share amounts)

	52 Weeks 2010	52 Weeks 2011	52 Weeks 2012

OPERATING REVENUES:
Commissions and fees ($2,608, $2,436 and $2,711 from Parent)	$499,260	$639,633	$786,552
Program, interchange, marketing and other fees ($2,319, $2,498 and $2,436 from Parent)	64,611	87,551	103,432
Product sales ($1,813, $3,585, and $5,329 from Parent)	13,858	24,622	69,085

Total operating revenues	577,729	751,806	959,069

OPERATING EXPENSES:
Distribution partner commissions ($36,044, $42,175 and $46,402 to Parent)	315,087	410,781	510,789
Processing and services ($2,357, $669 and ($992) to (from) Parent)	95,694	117,263	137,105
Sales and marketing ($1,030, $1,447 and $414 to Parent)	84,131	101,581	129,285
Costs of products sold	12,167	22,655	66,572
General and administrative ($4,530, $3,625 and $2,492 to Parent)	33,685	39,404	38,513

Total operating expenses	540,764	691,684	882,264

OPERATING INCOME	36,965	60,122	76,805
OTHER INCOME (EXPENSE):
Interest and other income ($585, $445 and $780 from Parent)	789	1,536	1,297
Interest expense ($70, $4 and $10 to Parent)	(70)	(5)	(11)

INCOME BEFORE INCOME TAX EXPENSE	37,684	61,653	78,091
INCOME TAX EXPENSE	18,496	25,154	30,199

NET INCOME BEFORE ALLOCATION TO NON-CONTROLLING INTEREST	19,188	36,499	47,892

Add: Loss attributable to non-controlling interest (net of tax)	—	—	273

NET INCOME ATTRIBUTABLE TO BLACKHAWK NETWORK HOLDINGS, INC.	$19,188	$36,499	$48,165

EARNINGS PER SHARE:
Basic	$0.38	$0.71	$0.93
Diluted	$0.37	$0.70	$0.93
Weighted average shares outstanding—basic	50,615	50,225	50,045
Weighted average shares outstanding—diluted	50,998	50,877	50,045

See accompanying notes to the consolidated financial statements.

BLACKHAWK NETWORK HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands)

	52 Weeks 2010	52 Weeks 2011	52 Weeks 2012

NET INCOME BEFORE ALLOCATION TO NON-CONTROLLING INTEREST	$19,188	$36,499	$47,892
Other comprehensive income (loss):
Currency translation adjustments	1,114	(1,487)	1,088

COMPREHENSIVE INCOME BEFORE ALLOCATION TO NON-CONTROLLING INTEREST	20,302	35,012	48,980
Add: Comprehensive loss attributable to non-controlling interest (net of tax)	—	—	273

COMPREHENSIVE INCOME ATTRIBUTABLE TO BLACKHAWK NETWORK HOLDINGS, INC.	$20,302	$35,012	$49,253

See accompanying notes to the consolidated financial statements.

BLACKHAWK NETWORK HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	52 Weeks 2010	52 Weeks 2011	52 Weeks 2012

OPERATING ACTIVITIES:
Net income before allocation to non-controlling interest	$19,188	$36,499	$47,892
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	11,126	15,123	18,431
Program development cost amortization	11,435	13,337	17,016
Change in allowance for doubtful accounts and sales adjustments	2,814	(3,624)	253
Employee stock-based compensation expense	2,490	3,028	5,008
Distribution partner mark-to-market expense	6,138	3,260	2,432
Change in fair value of contingent consideration	—	89	(2,974)
Excess tax benefit from stock-based awards	(763)	(616)	(367)
Deferred income taxes	5,998	3,653	(4,685)
Other	26	127	258
Changes in operating assets and liabilities:
Settlement receivables	(34,917)	(67,540)	(260,338)
Settlement payables	79,325	222,386	237,967
Accounts receivable	(6,245)	(16,440)	(28,792)
Prepaid expenses and other current assets	(2,337)	(9,275)	(7,705)
Other assets	(28,937)	(19,082)	(25,430)
Accounts payable and accrued liabilities	(12,001)	23,928	14,730
Other liabilities	2,594	(281)	1,945
Income taxes, net	(38,205)	20,580	4,516

Net cash provided by operating activities	17,729	225,152	20,157

INVESTING ACTIVITIES:
Change in overnight cash advances to Parent	37,000	(94,157)	103,800
Expenditures for property, equipment and technology	(19,596)	(29,255)	(23,838)
Purchase of intangible assets	—	(410)	—
Business acquisitions, net of cash received	—	(9,580)	—
Change in restricted cash	(150)	(152)	—
Other	—	(100)	(160)

Net cash provided by (used in) investing activities	17,254	(133,654)	79,802

FINANCING ACTIVITIES:
Dividends paid	—	—	(69,916)
Payment of acquisition liability	—	—	(9,407)
Payments for initial public offering costs	—	—	(846)
Purchase of surrendered stock options	(876)	(162)	(4)
Proceeds from issuance of common stock to distribution partner	150	152	—
Repurchase of redeemable common stock	—	(48)	(2,462)
Excess tax benefit from stock-based awards	763	616	367
Contribution from non-controlling interest	—	—	199
Payment on note payable to Parent for amount borrowed	(12,155)	—	—
Other	—	—	49

Net cash provided by (used in) financing activities	(12,118)	558	(82,020)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	1,324	(18)	1,052

INCREASE IN CASH AND CASH EQUIVALENTS	24,189	92,038	18,991
CASH AND CASH EQUIVALENTS—Beginning of year	37,447	61,636	153,674

CASH AND CASH EQUIVALENTS—End of year	$61,636	$153,674	$172,665

(Continued	)

See accompanying notes to the consolidated financial statements.

BLACKHAWK NETWORK HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	52 Weeks 2010	52 Weeks 2011	52 Weeks 2012

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash payments during the year for:
Interest paid to Parent	$1,178	$—	$11
Income taxes paid ($48,277, ($1,465) and $22,454 payments to (refunds from) Parent)	$50,715	$905	$30,078
Noncash investing and financing activities:
Conversion of income tax payable to note payable to Parent	$1,353	$7,346	$—
Conversion of income tax receivable to note receivable from Parent	$10,082	$—	$—
Settlement of note receivable from Parent for income taxes payable	$—	$8,617	$—
Conversion of note payable to Parent to other liabilities to Parent	$—	$—	$1,668
Conversion of net pension liability to Parent to notes payable to Parent	$80	$—	$—
Conversion of income tax payable to additional paid-in capital	$455	$280	$19
Financing of business acquisition with liabilities	$—	$32,647	$—
Purchase of property and equipment included in accounts payable and accrued liabilities	$3,190	$2,427	$2,431
Initial public offering costs included in accounts payable and accrued liabilities	$—	$—	$1,705

See accompanying notes to the consolidated financial statements.

BLACKHAWK NETWORK HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE EQUITY AND STOCKHOLDERS’ EQUITY

(in thousands)

	Redeemable Equity	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Blackhawk Network Holdings, Inc. Equity	Non- Controlling Interest	Total Stockholders’ Equity
		Shares	Amount
BALANCE—January 2, 2010	$21,913	51,265	$50	$16,694	$(417)	$15,442	$31,769	$—	$31,769
Comprehensive income	—	—	—	—	1,114	19,188	20,302	—	20,302
Amortization of employee restricted stock	—	—	—	708	—	—	708	—	708
Stock-option employee compensation	—	—	—	1,782	—	—	1,782	—	1,782
Mark-to-market adjustment on warrant issued to distribution partner	—	—	—	15	—	—	15	—	15
Tax benefit deficiency from stock-based awards, net	—	—	—	(133)	—	—	(133)	—	(133)
Adjustment to redeemable equity	5,595	—	—	1,507	—	(7,102)	(5,595)	—	(5,595)
Exercise of options	626	77	—	—	—	—	—	—	—
Surrender of options upon cashless exercise	(1,502)	—	—	—	—	—	—	—	—
Issuance of restricted stock awards	—	110	1	—	—	—	1	—	1
Shares issued to distribution partner	—	10	—	—	—	—	—	—	—
Conversion of income taxes payable to equity	—	—	—	455	—	—	455	—	455

BALANCE—January 1, 2011	$26,632	51,462	$51	$21,028	$697	$27,528	$49,304	$—	$49,304

Comprehensive income	—	—	—	—	(1,487)	36,499	35,012	—	35,012
Amortization of employee restricted stock	—	—	—	743	—	—	743	—	743
Stock-option employee compensation	—	—	—	2,285	—	—	2,285	—	2,285
Mark-to-market adjustment on common stock issued to distribution partner	—	—	—	788	—	—	788	—	788
Mark-to-market adjustment on warrant issued to distribution partner	—	—	—	482	—	—	482	—	482
Tax benefit deficiency from stock-based awards, net	—	—	—	(449)	—	—	(449)	—	(449)
Adjustment to redeemable equity	3,690	—	—	566	—	(4,256)	(3,690)	—	(3,690)
Exercise of options	1,124	62	—	—	—	—	—	—	—
Surrender of options upon cashless exercise	(1,286)	—	—	—	—	—	—	—	—
Surrender of restricted stock awards	(48)	—	—	—	—	—	—	—	—
Issuance of restricted stock awards	—	90	—	—	—	—	—	—	—
Shares issued to distribution partner	—	8	—	—	—	—	—	—	—
Conversion of income taxes payable to equity	—	—	—	280	—	—	280	—	280

BALANCE—December 31, 2011	$30,112	51,622	$51	$25,723	$(790)	$59,771	$84,755	$—	$84,755

(Continued	)

See accompanying notes to the consolidated financial statements.

BLACKHAWK NETWORK HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE EQUITY AND STOCKHOLDERS’ EQUITY

(in thousands)

	Redeemable Equity	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Blackhawk Network Holdings, Inc. Equity	Non- Controlling Interest	Total Stockholders’ Equity
		Shares	Amount
BALANCE—December 31, 2011	$30,112	51,622	$51	$25,723	$(790)	$59,771	$84,755	$—	$84,755
Comprehensive income	—	—	—	—	1,088	48,165	49,253	(273)	48,980
Amortization of employee restricted stock	—	—	—	1,595	—	—	1,595	—	1,595
Stock-option employee compensation	—	—	—	3,413	—	—	3,413	—	3,413
Mark-to-market adjustment on common stock issued to distribution partner	—	—	—	475	—	—	475	—	475
Mark-to-market adjustment on warrant issued to distribution partner	—	—	—	225	—	—	225	—	225
Excess tax benefit from stock-based awards, net	—	—	—	92	—	—	92	—	92
Adjustment to redeemable equity	7,351	—	—	—	—	(7,351)	(7,351)	—	(7,351)
Exercise of options	390	41	—	—	—	—	—	—	—
Surrender of options upon cashless exercise	(394)	—	—	—	—	—	—	—	—
Repurchase of redeemable shares	(2,259)	—	—	—	—	—	—	—	—
Surrender of restricted stock awards	(203)	—	—	—	—	—	—	—	—
Issuance of restricted stock awards	—	18	—	—	—	—	—	—	—
Dividends paid to common shareholders ($1.369 per share)	—	—	—	—	—	(69,916)	(69,916)	—	(69,916)
Conversion of income taxes payable to equity	—	—	—	19	—	—	19	—	19
Non-controlling interest upon consolidation	—	—	—	—	—	—	—	164	164
Contribution from non-controlling interest	—	—	—	—	—	—	—	199	199

BALANCE—December 29, 2012	$34,997	51,681	$51	$31,542	$298	$30,669	$62,560	$90	$62,650

See accompanying notes to the consolidated financial statements.

BLACKHAWK NETWORK HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. The Company and Significant Accounting Policies

The Company

Blackhawk Network Holdings, Inc., together with its subsidiaries (“Blackhawk” or the “Company”), is a majority-owned subsidiary of Safeway Inc. (“Safeway” or “Parent”). As of year-end 2012, Safeway owned approximately 96% of Blackhawk’s outstanding common stock. Blackhawk is a prepaid payment network utilizing proprietary technology to offer a broad range of gift cards, other prepaid products and payment services. The Company’s payment network supports its three primary constituents: consumers who purchase the products and services the Company offers, content providers who offer branded products that are redeemable for goods and services, and distribution partners who sell those products. The Company’s product offerings include gift cards, prepaid telecom products and prepaid financial services products, including general purpose reloadable (“GPR”) cards and the Company’s reload network. The Company offers gift cards from leading consumer brands (known as “closed loop”) as well as branded gift cards from leading network card associations such as American Express, MasterCard and Visa (known as “open loop”) and prepaid telecom products offered by prepaid wireless telecom brands. The Company also distributes GPR cards, including Green Dot and NetSpend branded cards, as well as PayPower, the Company’s proprietary GPR card. The Company operates a proprietary reload network named REloadit, which allows consumers to reload funds onto certain of their previously purchased GPR cards. The Company distributes products across multiple high-traffic channels such as grocery, convenience, specialty and online retailers (referred to as “distribution partners”) in North America, Europe, Australia and Asia.

Basis of Presentation

These consolidated financial statements include Blackhawk Network Holdings, Inc., a Delaware corporation, and its wholly-owned domestic and foreign subsidiaries, including Blackhawk Network, Inc., an Arizona corporation and the primary operating subsidiary of Blackhawk Network Holdings, Inc., and are presented in conformity with accounting principles generally accepted in the United States of America (“GAAP”). All intercompany transactions and balances among Blackhawk and its subsidiaries have been eliminated in consolidation. These consolidated financial statements have been prepared as if Blackhawk existed on a stand-alone basis for the periods presented, but may not necessarily reflect the results of operations, financial position or cash flows that would have been achieved if the Company had existed on a stand-alone basis separate from its Parent during the periods presented.

Blackhawk’s consolidated financial statements include an allocation of expenses arising from certain shared services and infrastructure provided by Safeway. These expenses primarily relate to employee benefits; facilities rental; and services provided for tax, information technology, product support, insurance, legal, accounting and treasury management. These expenses are allocated using actual costs or estimates based on the portion of services used by Blackhawk. Management believes that the allocation methodology is reasonable and considers the charges to be a reasonable reflection of the cost of benefits received. Blackhawk also provides certain marketing, distribution and program management services to Safeway for which it receives program fees or expense reimbursements. Generally, such amounts are recorded as revenue in Program, interchange, marketing and other fees or as a reduction to expense in Processing and services, Sales and marketing or General and administrative. Services rendered to Safeway as a content provider are recorded as revenue, and services rendered to Safeway as a distribution partner and reimbursements for shared services are recorded as a reduction of expense.

The Company evaluated subsequent events through February 26, 2013, the date the consolidated financial statements were originally available to be issued, and April 1, 2013, the date the retrospectively adjusted financial statements were available to be issued (as to the effects of the reverse stock split described in Note 17—Subsequent Event).

Recently Adopted Accounting Pronouncements

In 2012, the Company adopted a new standard that eliminates the option to present components of other comprehensive income as part of the consolidated statements of redeemable equity and stockholders’ equity and requires them to be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The adoption of this standard has been applied retrospectively to these consolidated financial statements and changed the manner in which the Company presents comprehensive income, but had no impact on previously reported comprehensive income amounts.

In 2012, the Company adopted a new standard that changes the wording used to describe many of the requirements for measuring fair value and expands the disclosures for fair value measurements that are estimated using significant unobservable (“Level 3”) inputs. The adoption of this standard is applied prospectively to these consolidated financial statements and expanded the Company’s disclosures of fair value measurements.

In 2012, the Company adopted a new standard that is intended to reduce the cost and complexity of the annual goodwill impairment test by providing entities an option to perform a “qualitative” assessment to determine whether further impairment testing is necessary. If an entity believes, as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. The adoption of this standard did not affect the Company’s consolidated financial statements.

Fiscal Year

The Company uses a 52- or 53-week convention ending on the Saturday closest to December 31. The fiscal years presented in the accompanying consolidated financial statements consisted of the 52-week periods ended on December 29, 2012 (“year-end 2012” or “2012”), December 31, 2011 (“year-end 2011” or “2011”) and January 1, 2011 (“year-end 2010” or “2010”).

Seasonality

A significant portion of gift card sales occurs in late December of each year during the holiday gifting season. As a result, the Company earns a significant portion of its revenues, net income and cash inflows during the fourth fiscal quarter of each year and remits the majority of the cash, less commissions, to the Company’s content providers in January of the following year. The timing of the fiscal year-end, December holiday sales and the related January cash settlement with content providers significantly increases the Company’s Cash and cash equivalents, Overnight cash advances to Parent, Settlement receivables and Settlement payables balances at the end of each fiscal year.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes to the consolidated financial statements. The Company generally bases its estimates and assumptions on a combination of historical factors, current circumstances, and the experience and judgment of management. Significant estimates and assumptions include, among other things, allowances for doubtful accounts and sales adjustments, useful lives of assets, card redemption patterns and lives, delivery timing for product sales and valuation assumptions with respect to acquisition liabilities, goodwill, other intangible assets, common stock and income taxes. Actual results could differ from the Company’s estimates.

Financial Instruments and Fair Value Measurements

For disclosure purposes, the Company estimates the fair value of its monetary assets and liabilities noted below using appropriate valuation methodologies. Considerable judgment is required to develop estimates of fair value, and the estimates presented are not necessarily indicative of the amounts that the Company could realize in a current market exchange. Additionally, the fair values are estimated at year-end and current estimates of fair value may differ from the amounts presented.

The fair value of Cash and cash equivalents, Overnight cash advances to Parent, Settlement receivables, Accounts receivable, Restricted cash, certain Other assets, Settlement payables and Accounts payable and accrued liabilities approximate their carrying values due to the short-term settlement requirements and limited interest rate risk related to these instruments. Certain amounts of other receivables included in Other assets are due to be collected shortly after one year and the counter-party has limited credit risk, so the carrying amount approximates fair value.

The Company follows applicable guidance that establishes a fair value measurement framework, provides a single definition of fair value and requires expanded disclosure summarizing fair value measurements. Such guidance emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement is determined based on the assumptions that market participants would use in pricing an asset or liability.

Fair value guidance establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable input be used when available. Observable inputs are those that the market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability based on the best information available in the circumstances. The hierarchy is measured in three levels based on the reliability of inputs:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2	Inputs other than quoted prices included in Level 1 that are directly or indirectly observable;

Level 3	Unobservable inputs in which little or no market activity exists, therefore requiring an entity to develop its own assumptions about the inputs that market participants would use in pricing.

Cash and Cash Equivalents

Cash and cash equivalents consist of unrestricted cash balances and short-term, liquid investments with a maturity date of three months or less at the time of purchase.

Overnight Cash Advances to Parent

On a daily basis, pursuant to an unsecured, intercompany interest-bearing note, Safeway borrows available excess cash from the Company. Amounts borrowed by Safeway are available to the

Company on the following business day, as necessary, to meet operating requirements (see Note 14—Related-Party Transactions).

Restricted Cash

The Company maintains deposits in an escrow account under the terms of a stock purchase agreement with one of the Company’s distribution partners (see Note 11—Capital Stock).

Settlement Receivables

Settlement receivables represent amounts due from distribution partners for consumer funds collected at the point of sale related to the purchase of prepaid products. The settlement receivable balances are net of commissions and fees retained by distribution partners.

Accounts Receivable

Accounts receivable represent non-commission revenue due from issuing banks, other content providers and distribution partners for program, interchange, marketing and product sales. These receivables relate primarily to fees and interchange due from the issuing banks of the Company’s proprietary Visa gift and PayPower-branded GPR cards (“Visa Gift” and “PayPower GPR” cards, respectively); amounts due from content providers for marketing and card production sales; and amounts due from distribution partners for the sale of telecom handsets and fulfillment services.

Allowance for Doubtful Accounts and Sales Adjustments

Settlement receivables and Accounts receivable are presented net of allowances for doubtful accounts and sales adjustments (the “allowances”) in the accompanying consolidated balance sheets. These allowances represent the Company’s best estimate of the losses and billing credits inherent in the Company’s outstanding receivables at the balance sheet dates. Estimates are based on the Company’s historical collection and loss experiences. For Settlement receivables, the allowances were $1.5 million and $1.8 million at year-end 2011 and 2012, respectively. For Accounts receivable, the allowances were $1.0 million and $1.0 million for year-end 2011 and 2012, respectively. The Company records additions to the allowances for bad debt expense in General and administrative expense, and for sales adjustments as a reduction of revenue. The table below summarizes the changes in these allowances for 2010, 2011 and 2012 (in thousands):

	2010	2011	2012
Beginning balance	$3,387	$6,201	$2,503
Provision	4,739	3,065	2,592
Charges against allowances, net of recoveries	(1,925)	(6,763)	(2,310)

Ending balance	$6,201	$2,503	$2,785

Property, Equipment and Technology

Property, equipment and technology are stated at historical cost, net of accumulated depreciation and amortization. Depreciation is recognized on a straight-line method over the estimated useful asset lives of three to seven years. Leasehold improvements are amortized on a straight-line basis over the shorter of their estimated useful lives or the remaining term of the lease.

Technology consists of capitalized costs for both purchased and internally developed software. Software purchased or licensed for internal use is primarily enterprise-level business software that the

Company customizes to meet specific operational requirements. Software developed for internal use is generally used to deliver processing and transactional services to the Company’s content providers, distribution partners and end-consumers. Application and development charges are capitalized and amortized over an estimated useful life of generally five years.

The Company evaluates long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of expected undiscounted future cash flows from an asset is less than the carrying amount of the asset, the Company recognizes an impairment loss. The Company measures the loss as the amount by which the carrying amount exceeds its fair value calculated using the present value of estimated net future cash flows. The Company has not identified any indicators of impairment during the years ended 2010, 2011 and 2012.

Goodwill and Intangible Assets

Goodwill represents the excess cost over the estimated fair value of the net assets acquired in a business combination. This excess is not amortized, but rather capitalized and evaluated for impairment at the reporting unit level at least annually. Goodwill resulted from the Company’s 2011 acquisition of Cardpool, Inc. (“Cardpool”) and the 2006 acquisition of EWI Holdings, Inc. (“EWI”). Cardpool is a secondary card exchange company where customers can buy or sell previously issued prepaid cards at a discount (see Note 5—Cardpool Acquisition). The EWI acquisition provided payment processing technologies.

The Company conducts an evaluation of goodwill for impairment annually on the first day of the fourth quarter, or sooner if events or circumstances indicate that it is more likely than not that the fair value of a reporting unit is below its carrying amount. Testing for impairment is a two-step process. In the first step, the Company compares the fair value of the reporting unit to its carrying value. If the fair value of the reporting unit is less than its carrying value, the Company performs a second step to determine the implied fair value of goodwill associated with that reporting unit. If the carrying value of goodwill exceeds the implied fair value of goodwill, such excess represents the amount of goodwill impairment. Based on its annual test results, the Company’s goodwill asset was not impaired for any year or period presented.

Intangible assets consist of acquired patents, domain names, an exclusivity right and other intangibles (see Note 5—Cardpool Acquisition, Note 6—Goodwill and Other Intangible Assets and Note 11—Capital Stock) which are amortized on a straight-line basis over their expected useful lives, which range from three to 13 years. For acquisitions, the Company classifies acquired software technology as Property, equipment and technology, net.

Program Development Costs

The Company pays program development costs on behalf of some of its distribution partners. These costs include, but are not limited to, card displays, marketing allowances and technology platform integration. In the event of early termination of a contract, payments are refundable on a pro rata basis from the distribution partners to the Company. These costs are deferred as Prepaid and other current assets or Other assets and amortized over the shorter of their estimated useful lives or the contractual term to Sales and marketing or Processing and services expense.

Settlement Payables

Settlement payables represent amounts owed to content providers or issuing banks for funds loaded onto cards but not yet remitted to these partners. Payable amounts are net of commissions or fees due to the Company from content providers and generated at the time of card activation or value load at distribution partners. Settlement of settlement payables is funded through the Company’s Cash and cash equivalents, Overnight cash advances due from Parent and the collection of Settlement receivables, net and Accounts receivable, net. The balances aggregate $1.1 billion and $1.3 billion as of year-end 2011 and 2012, respectively.

Redeemable Equity

Equity instruments issued to employees and certain non-employees that contain provisions requiring the Company, at the option of the holder, to repurchase the instrument are classified as redeemable equity in the accompanying consolidated balance sheets and consolidated statements of redeemable equity and stockholders’ equity. The redeemable equity balance at each reporting date represents the maximum redemption value for fully vested awards, including amounts not currently redeemable; and a proportionate amount of vesting at the maximum redemption value for nonvested awards. The Company adjusts the redemption value of its redeemable equity awards from Retained earnings, or in the case of an accumulated deficit, from Additional paid-in capital. When the Company repurchases its common stock pursuant to these provisions, it records the transaction as a reduction of redeemable equity. Treasury shares totaled approximately 275,000 and 406,000 as of year-end 2011 and 2012, respectively. When the repurchase obligation expires, the Company reclassifies redeemable equity amounts to the applicable line item in Stockholders’ equity. If all awards were currently redeemable, the total redemption value would be $45.9 million as of year-end 2012. Outstanding redeemable common shares, which comprise a portion of redeemable equity, have the same dividend and liquidation rights as other common shareholders.

Foreign Currency Translation

Assets and liabilities of the Company’s foreign subsidiaries are translated into U.S. dollars using exchange rates at the end of each of the Company’s interim four-week periods, and revenues and expenses are translated at average daily rates during each four-week period. Translation adjustments are reported within comprehensive income in the accompanying consolidated statements of comprehensive income and statements of redeemable equity and stockholders’ equity. Gains and losses on foreign currency transactions are included in the consolidated statements of income.

Comprehensive Income

Comprehensive income includes net income plus other comprehensive income (loss) resulting from changes in foreign currency translation.

Income Taxes

Income tax expense reflects the amount of taxes payable for the current year, the effect of deferred tax liabilities and deferred tax assets, accrued interest on tax deficiencies, and refunds and accrued penalties on tax deficiencies.

Deferred income taxes represent future net tax effects resulting from temporary differences between the balances presented in consolidated financial statements and the tax basis of assets, liabilities, and income statement transactions using tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is established if it is more likely than not that a deferred tax asset will not be realized. In determining the allowance, the Company considers projected realization of tax benefits based on expected future taxable income, available tax planning strategies and its overall deferred tax position. These estimates are complex and involve management judgment. Actual payments and tax liabilities may not match these estimates.

The Company is included in Safeway’s “consolidated group” for U.S. federal income tax purposes, as well as in certain consolidated, combined or unitary groups for state and local income tax purposes. The Company is also party to a federal and state and local tax sharing agreement with Safeway. The state tax liability paid by the Company pursuant to the tax sharing agreement is partly based on an allocated portion of the actual state tax liability of the Safeway consolidated group which will generally be less than the state income tax liability that the Company would incur if it filed its own consolidated state tax returns.

For consolidated financial statement purposes, the Company’s income tax expense and related current and deferred income taxes are calculated on a hypothetical stand-alone income tax return basis. Differences arise as a result of computing the Company’s federal and state tax payments pursuant to the tax sharing agreement versus the hypothetical liability that results from the stand-alone provision calculation. These differences, to the extent the Company deems them to be permanent, i.e. the Company will never pay the difference to either its Parent or the federal or state taxing agencies, are recorded in equity as Additional paid-in capital in the accompanying consolidated statements of redeemable equity and stockholders’ equity and consolidated balance sheets.

Safeway and the Company (as part of Safeway’s consolidated tax group) are subject to periodic audits by the Internal Revenue Service (“IRS”). Additionally, the Company is subject to periodic audits by various foreign, state and local taxing authorities with respect to its applicable stand-alone tax returns. These audits may challenge certain of the tax positions applicable to the Company, such as the timing and amount of income and deductions and the allocation of taxable income to various tax jurisdictions. The Company evaluates its tax positions and establishes liabilities in accordance with the applicable accounting literature related to uncertainty in income taxes. This accounting literature provides guidance for the financial statement recognition and measurement of tax positions taken or expected to be taken in tax return filings. For financial statement benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by the applicable taxing authority. The amount recognized is measured as the largest amount of benefit that is more likely than not to be realized upon the settlement.

Revenue Recognition and Presentation

The Company’s operating revenues consist of Commissions and fees; Program, interchange, marketing and other fees; and Product sales. The Company recognizes revenue when the price is fixed or determinable, persuasive evidence of the arrangement exists, the service is performed or the product is delivered, and collectability of the resulting receivable is reasonably assured.

Commissions and Fees—Commissions and fees consist of content provider commissions, consumer purchase fees, GPR load and reload fees and other transaction-based commissions. The Company accounts for total commissions and fees as revenues. The portion of commissions and fees paid to distribution partners is accounted for as Distribution partner commissions in operating expenses.

Content Provider Commissions—The Company earns the majority of its revenues from commissions paid by content providers for the marketing and distribution of their prepaid cards, which the Company refers to as closed loop cards. For closed loop cards and prepaid telecom cards, commissions are based on a contractual percentage of the load value of the card during a defined period. After a closed loop or telecom card is activated, the Company has no further service obligations, and the commissions are recognized as revenue at the time of card activation.

Consumer Purchase Fees—The Company earns a portion of its revenue from fees related to open loop gift cards, including its Visa Gift, American Express and MasterCard network- branded gift cards and GPR cards, including Green Dot and NetSpend branded cards as well as the Company’s PayPower GPR cards. The consumer pays a purchase fee upon activation of open loop cards or the time initial value is loaded onto the GPR cards. These purchase fees vary based on the type of card purchased and the dollar amount of the load transaction. The Company serves as the program manager, in conjunction with issuing banks, for the Company’s Visa Gift and PayPower GPR cards and has ongoing customer service obligations after card activation. The Company defers the Visa Gift purchase fees in Accounts payable and accrued liabilities, and recognizes revenue ratably in proportion to the historical redemption patterns of the card portfolio over the estimated life of the card (currently 12 months), which results in the recognition of approximately 90% of the purchase fee within four months of card activation. The Company recognizes the initial load fee on the PayPower GPR card on a straight-line basis over the estimated life of the card (currently four months). For the American Express and MasterCard network-branded gift cards and the Green Dot and NetSpend branded GPR cards, the Company receives a contractual percentage of the consumer purchase fee, which is recognized as revenue at the time of card activation as the Company has no future customer service obligation.

Reload Fees—The Company earns fees when consumers reload funds onto their PayPower GPR card or another GPR card through the Company’s REloadit network. Revenue is recognized when the reload is processed.

Transaction-Based and Other Fees—The Company receives transaction-based fees from certain telecom partners related to the use of its proprietary network. These fees vary with usage or volumes and are recognized at the time the Company’s network is accessed. The Company also receives fees for certain services related to its local, regional and sports team card programs such as balance tracking, customer service calls, and financial settlement. Revenue is recognized in the period the services are performed.

Program, Interchange, Marketing and Other Fees—Program, interchange, marketing and other fees consist of post-activation program management fees, settlement network interchange fees, marketing revenue from content providers, GPR service fees and other fees.

Post-Activation Program Management Fees—The Company receives program management fees from issuing banks related to the Visa Gift card. This fee is based on a contractually stated percentage of load value and represents a portion of the Company’s compensation for the overall management and customer support of the Visa Gift card program. The Company defers these fees in Accounts payable and other accrued liabilities and recognizes the revenue over the estimated life of the card in proportion to historical redemption patterns. In November 2011, as a result of a contract amendment with one of the Company’s card-issuing banks, “back end” monthly fees charged to cardholders were eliminated from the Visa Gift cards’ terms and conditions. As consideration for eliminating these fees, the issuing bank agreed to pay the Company a program management fee, as described above. Additionally, the issuing bank agreed to compensate the Company for eliminated fees on cards issued in multiple years prior to the contract amendments. As a result, in conjunction with the execution of the contract amendment, the Company recognized revenue of $3.2 million in the fourth quarter of 2011.

Interchange Fees—The Company earns payment network fees related to the cardholder’s usage of the Visa Gift and PayPower GPR cards. Merchants are charged by the issuing banks at varying rates established by Visa. These fees are contractually passed through to the Company by the issuing banks net of any fees paid to Visa. Revenue is recognized when cardholders make purchases.

Marketing Revenue—The Company receives funds from content providers to promote their prepaid cards throughout the Company’s distribution partner network. Revenue is generally recognized ratably over the period of the related marketing campaign, which is typically a fiscal quarter.

GPR Service Fees—The Company earns a monthly fee and other transaction-based service fees on the PayPower GPR card. These consumer-paid service fees are collected by reducing card balances and are recognized as revenue at the time the card balance is reduced.

Other Fees—In some instances, the Company may receive a portion of other fees, such as account maintenance, interchange or referral fees for open loop cards and GPR cards other than Visa Gift and PayPower GPR cards. The Company also receives fees related to Safeway-branded gift cards and local, regional and sports team card programs. Typically, these fees are recognized when earned. For one open loop content provider, the Company receives a fee, under deferred payment terms, based on a percentage of load value and pays the content provider a fee (a portion of which is also under deferred payment terms) for meeting certain activation targets. The Company recognizes the net amount of these fees upon activation.

Product Sales—Product sales consist of revenue from card production sales, secondary card market sales and telecom handset sales.

Card Production Sales—The Company provides card design, development and third-party production services for certain content providers that are separate from the standard services provided to content partners. Physical card production is outsourced to a third party, and the Company charges the content provider actual cost plus a margin for managing this process. Revenue is recognized when cards are received at the content provider’s designated location, at the distribution partners’ store locations or at the Company’s third party warehouse.

Secondary Card Market Sales—The Company generates revenue through its wholly-owned subsidiary, Cardpool, by acquiring previously owned closed loop gift cards at a discount from load value and then selling them at a mark-up to cost (but still at a discount to load value) to online consumers. Revenue is recognized when the cards are delivered to the purchaser.

Telecom Handset Sales—The Company earns revenue from the sale of telecom handsets to its distribution partners to facilitate and supplement the sale of the prepaid telecom content providers’ airtime cards. Revenue is generally recognized upon handset shipment to or receipt by the distribution partner based upon the shipping terms.

Operating Expenses

Distribution Partner Commissions—The Company compensates distribution partners by paying them a negotiated commission amount which is generally a function of the load value commission received from content providers or a percentage of the consumer purchase fee associated with open loop cards. Distribution partner commission expense is recognized upon card activation, except for Visa Gift and PayPower GPR cards where commission expense is capitalized and then amortized based on the same redemption pattern as the related revenue.

Processing and Services—Processing and services costs are the direct costs of generating Commissions and fees, and Program, interchange, marketing and other fees and include costs of development, integration, maintenance, depreciation and amortization of technology platforms; card distribution, fulfillment and displays; card production for the Visa Gift and PayPower GPR cards; data communication costs; customer support services; quality assurance functions; risk monitoring services; third-party processing; compensation costs for processing and services personnel and intercompany support charges from Safeway. These costs are expensed as incurred. However, for the Visa Gift and PayPower GPR cards, card production costs and upfront transaction processing fees are capitalized and expensed based on the same redemption pattern as the related revenue. The Company also incurs significant costs to develop new technology platforms and to add functionality to its existing technology platforms. Those costs are capitalized and included in Property, equipment and technology, net and amortized to processing and services expense over the project’s estimated useful life, which is typically five years.

Sales and Marketing—The Company incurs costs, both discretionary and contractual, in the form of marketing allowances, direct advertising campaigns, general marketing and trade promotions to promote content providers’ prepaid cards and its Visa Gift and PayPower GPR cards at the Company’s distribution partner locations. Sales and marketing expenses consist of program marketing and advertising costs, distribution partner program development expenses, compensation and travel costs for marketing and sales personnel, communication costs, mark-to-market charges related to equity instruments issued to certain distribution partners, facilities costs and outside consulting fees and are included in sales and marketing expense.

Costs of Products Sold—Costs of products sold consist of the direct costs of card production efforts; the costs to acquire previously issued prepaid cards for resale in the Company’s online exchange business; the personnel costs and other direct costs of providing exchange services; costs of telecom handsets; and other costs for miscellaneous products.

General and Administrative—General and administrative expenses include compensation and benefits for administrative staff, facilities costs, telecommunications costs and professional service fees. General and administrative expenses also include fair value adjustments to the Cardpool contingent consideration, bad debt and legal expenses.

Stock-Based Employee Compensation

The Company accounts for all stock-based awards to employees, including grants of employee stock options, stock appreciation rights, restricted stock and restricted stock units, as compensation based on the fair value of the award at the grant date and amortizes the grant date fair value to expense over the requisite service period, which is generally the vesting period. The Company determines the fair value of restricted stock and restricted stock units as the grant date fair value of Blackhawk stock and determines the fair value of stock options and stock appreciation rights using the Black-Scholes option pricing model. The Black-Scholes option pricing model incorporates certain assumptions, such as the risk-free interest rate, expected volatility, expected dividend yield and the expected life of options in order to arrive at a fair value estimate. Stock-based employee compensation expense is classified in the Operating expenses line items corresponding to the applicable employee compensation expenses (see Note 11—Capital Stock).

2. Fair Value Measurements

For disclosure purposes, the Company measures certain assets, liabilities and equity instruments at fair value on a recurring basis (see Note 1—Financial Instruments and Fair Value Measurements). The table below summarizes the fair value of these assets, liabilities and equity instruments as of year-end 2011 and 2012 (in thousands):

	2011
	Level 1	Level 2	Level 3	Total
Assets
Cash and cash equivalents
Money market mutual funds	$100,000	$—	$—	$100,000
Liabilities
Contingent consideration	$—	$—	$23,329	$23,329
Redeemable equity	$—	$—	$30,112	$30,112

	2012
	Level 1	Level 2	Level 3	Total
Assets
Cash and cash equivalents
Money market mutual funds	$91,000	$—	$—	$91,000
Liabilities
Contingent consideration	$—	$—	$18,947	$18,947
Redeemable equity	$—	$—	$34,997	$34,997

Level 1—The Company classifies investments within Level 1 if quoted prices are available in active markets. Level 1 investments generally include trading securities with quoted prices on active markets and money market mutual funds.

Level 2—The Company did not classify any amounts within Level 2 as of year-end 2011 or 2012.

In 2011 and 2012, there were no significant transfers between Level 1 and Level 2.

Level 3—The fair value of contingent consideration is determined using a discounted cash flows methodology with discount rates ranging from 0.2% to 8.8% as of year-end 2012, which reflect the time value of money, non-performance risk, the risk due to the uncertainty in the cash flows and the Company’s estimated probability of achieving the relevant financial and operational milestones. A significant decrease (increase) in the Company’s credit standing, an increase (decrease) in the risk due to the uncertainty in the cash flows or a decrease (increase) in the Company’s estimate of the probability of achieving the relevant financial and operational milestones could materially decrease (increase) the fair value of contingent consideration. Contingent consideration is recorded in Accounts payable and accrued liabilities and Other liabilities in the accompanying consolidated balance sheets.

The changes in fair value of contingent consideration classified as Level 3 for 2011 and 2012 are as follows (in thousands):

	2011	2012

Contingent Consideration
Beginning balance	$—	$23,329
Business acquisition liability	23,240	—
Increase (decrease) in fair value of contingent consideration	89	(2,974)
Settlements	—	(1,408)

Ending balance	$23,329	$18,947

The increase (decrease) in the fair value of the business acquisition liability is recognized in General and administrative expense, is presented as a non-cash adjustment to net income in the accompanying consolidated statements of cash flows and reflects the changes in the passage of time, expected timing of the contingent payments and the Company’s estimate of the probability of achieving the applicable operational milestones (see Note 5—Cardpool Acquisition). Settlements reflect the resolution of the contingency based on achievement of financial and operational milestones, and such amounts are currently payable as of year-end 2012.

The redemptive value of instruments classified as Redeemable equity is based on the fair value of Blackhawk common stock, as determined by the Company’s Board of Directors, which is based in part on periodic independent third-party valuation analysis (see Note 11—Capital Stock). Factors considered in the valuation of Blackhawk common stock include comparable company EBITDA multiples, which range from 2.5 to 33.2 at year-end 2012 and management’s assumption of where in that range market participants would price Blackhawk common stock, as well as the Company’s weighted-average cost of capital, which includes observable inputs such as risk-free interest rates, equity risk premium, industry Beta, small-stock risk premiums and the U.S. prime rate. A significant change in comparable company EBITDA multiples; the Company’s assessment of where, in the range of comparable company EBITDA multiples, market participants would price Blackhawk common stock; or the Company’s assessment of factors affecting the Company’s weighted-average cost of capital could materially affect the fair value of Blackhawk common stock and thereby the valuation of Redeemable equity.

The changes in fair value of Redeemable equity classified as Level 3 for 2011 and 2012 are as follows (in thousands):

	2011	2012
Redeemable Equity
Beginning balance	$26,632	$30,112
Additions	6,846	8,146
Unrealized changes in value	1,225	331
Settlements	(4,591)	(3,592)

Ending balance	$30,112	$34,997

For Redeemable equity, additions result from the vesting of equity awards, which are accreted from Retained earnings, the exercise of stock options and the reduction in the exercise price for stock options and stock appreciation rights (see Note 11—Capital Stock); unrealized changes in value result from changes in the fair value of Blackhawk common stock and are accreted from or adjusted back to Retained earnings; settlements reflect both the Company’s satisfaction of the put right whereby the shares become treasury shares and Safeway’s satisfaction of the put right, whereby the shares remain outstanding but no longer contain a provision for redemption.

3. Prepaid and Other Current Assets

Prepaid and other current assets as of year-end 2011 and 2012 are as follows (in thousands):

	2011	2012
Card stock	$14,675	$14,782
Deferred expenses	7,495	8,125
Program development costs	3,057	3,409
Other prepaids	17,747	27,652

Total prepaid and other current assets	$42,974	$53,968

Card stock includes the manufacturing and transportation costs of the Company’s Visa Gift and PayPower GPR cards prior to card activation. Deferred expenses represent commissions paid to distribution partners, card stock costs and up-front transaction processing costs for Visa Gift and PayPower GPR cards that, upon activation, are amortized based on the same historical redemption pattern as the related revenue (see Note 1—Operating Expenses). Program development costs represent funds paid to the Company’s distribution partners for in-store promotions and other marketing campaigns for content provider cards.

4. Property, Equipment and Technology

As of year-end 2011 and 2012, property, equipment and technology consisted of the following (in thousands):

	Useful Lives in Years	2011	2012
Leasehold improvements	5	$4,113	$4,976
Computers and related equipment	3–5	18,774	24,739
Technology	5	81,749	98,719

Total property, equipment and technology		104,636	128,434
Less accumulated depreciation and amortization		(42,268)	(61,436)

Property, equipment and technology, net		$62,368	$66,998

Depreciation and amortization expense related to property, equipment and technology totaled $11.0 million, $14.9 million and $18.0 million for 2010, 2011 and 2012, respectively, and is included in Processing and services, Costs of products sold, or General and administrative expenses.

5. Cardpool Acquisition

On September 16, 2011 (“closing”), the Company acquired 100% of the outstanding common stock of Cardpool, a privately-held company which provides a secondary card market exchange where consumers can purchase or sell previously issued prepaid cards at a discount from load value. This acquisition has allowed the Company to expand its service offering into the secondary prepaid card market.

Cardpool was acquired for a total purchase consideration of $42.3 million. The following table summarizes the components of the purchase consideration (in thousands):

	Paid at Closing	Due One Year From Closing	Contingent Consideration	Total
Cash payments	$9,897	$10,000	$25,000	$44,897
Less: Employee compensation	(243)	(500)	(1,250)	(1,993)
Fair value adjustments	—	(93)	(510)	(603)

Total consideration	$9,654	$9,407	$23,240	$42,301

The Company determined that certain portions of the payments are employee compensation, and such amounts paid at closing were recorded as General and administrative expense. Unpaid employee compensation will be ratably expensed over the service periods. Contingent payments, which range from $0 to $25 million, are payable between one and three years after acquisition, only upon the successful achievement of financial and operational milestones. The $10.0 million cash payment due one year after closing as well as the $25.0 million contingent consideration payments have been adjusted to fair value based on the passage of time and likelihood of achieving the relevant milestones (see Note 2—Fair Value Measurements) and are recorded as Accounts payable and accrued liabilities or Other liabilities in the accompanying consolidated balance sheets. In November 2012, the Company made a cash payment of $9.5 million, representing the $10.0 million due one year from closing, net of employee compensation. Of the cash payment, the acquisition-date fair value of $9.4 million is presented as a financing activity in the accompanying consolidated statements of cash flows. Allocation of the contingent consideration payments between short-term and long-term liabilities on the accompanying consolidated balance sheets is based on management’s best estimates of when the relevant financial or operational milestone will be achieved. At year-end 2012, Cardpool achieved financial and operating milestones, resulting in $1.4 million of the contingent consideration becoming payable.

The $42.3 million total purchase consideration is allocated to tangible net assets, identifiable technology and intangible assets and deferred income taxes based on the estimated fair value of each asset. The excess purchase price over the fair value of the net assets was recorded as goodwill. Goodwill represents the value of the acquired workforce, time to market and the synergies generated between the Company and Cardpool (see Note 6—Goodwill and Other Intangible Assets). Goodwill generated from the Cardpool acquisition is not expected to be deductible for tax purposes.

The following table summarizes the purchase price allocation (in thousands):

Tangible assets, net	$393
Identifiable technology and intangible assets	1,228
Deferred income taxes, net	189
Goodwill	40,491

Total consideration	$42,301

Acquisition-related costs totaled $0.3 million and are included in General and administrative expense. Pro forma financial information is not presented as amounts are not material to the Company’s consolidated financial statements. Revenue since closing totaled $5.9 million and $42.4 million for 2011 and 2012, respectively.

6. Goodwill and Other Intangible Assets

A summary of changes in the Company’s goodwill during 2011 and 2012 is as follows (in thousands):

	2011	2012
Balance, beginning of year	$2,238	$42,729
Cardpool acquisition	40,491	—
Adjustments	—	—

Balance, end of period	$42,729	$42,729

For impairment purposes, the Company evaluates goodwill at the entity level as a single reporting unit. Goodwill generated as a result of the Cardpool acquisition has been evaluated for impairment at the entity level.

Intangible assets as of year-end 2011 and 2012 are as follows (in thousands):

	Useful Lives in Years	2011	2012
Exclusivity right (see Note 11—Capital Stock)	7	$2,520	$2,520
Patents	3 -13	1,310	1,310
Domain names and other intangibles	3 - 5	772	772

Intangible assets, gross		4,602	4,602
Less accumulated amortization		(2,118)	(2,903)

Intangible assets, net		$2,484	$1,699

In 2011, the Company acquired $0.4 million of patents from third parties and $0.7 million of domain names and other intangibles resulting from the acquisition of Cardpool, which are amortized over their estimated useful lives of three years. The remaining identifiable technology assets of $0.5 million resulting from the acquisition of Cardpool are included in Property, equipment and technology, net.

The Company amortizes intangible assets on a straight-line basis over their useful lives. Amortization expense related to intangible assets totaled $0.4 million, $0.5 million and $0.8 million for 2010, 2011 and 2012, respectively. Such expense is included in Sales and marketing, Cost of products sold or General and administrative expenses. Future intangible assets amortization as of year-end 2012 is as follows (in thousands):

Fiscal Year	Annual Amortization
2013	$784
2014	543
2015	67
2016	67
2017	67
Thereafter	171

Total amortization	$1,699

7. Other Assets

Other assets as of year-end 2011 and 2012 are as follows (in thousands):

	2011	2012
Program development costs	$33,136	$42,250
Other receivables	20,114	19,800
Other	5,092	5,344

Total other assets	$58,342	$67,394

The Company pays program development costs on behalf of some of its distribution partners. These costs include card displays, marketing allowances and technology platform integration costs, generally have an expected life of three to five years and are amortized as Processing and services or Sales and marketing expense over the shorter of their estimated life or the term of the underlying distribution partner contract. Amortization expense related to program development costs totaled $11.4 million, $13.3 million and $17.0 million for 2010, 2011 and 2012, respectively.

Other receivables include the long-term portion of program management fees due from issuing banks, which totaled $8.8 million and $9.5 million at year-end 2011 and 2012, respectively (see Note 1—Revenue Recognition and Presentation). Other receivables also include the long-term portion of payments due from a content provider under a deferred payment arrangement, which totaled $11.3 million and $10.3 million at year-end 2011 and 2012, respectively.

8. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities as of year-end 2011 and 2012 are as follows (in thousands):

	2011	2012
Payables to vendors	$52,382	$63,937
Deferred revenue	19,357	24,922
Payables on behalf of cardholders	10,939	8,989
Payroll and related liabilities	14,566	17,179
Payables to Parent	6,429	23,839
Cardpool acquisition liability	12,287	8,666
Other payables and accrued liabilities	5,709	7,010

Total accounts payable and accrued liabilities	$121,669	$154,542

The Cardpool acquisition liability includes the present value of payment due one year from close at year-end 2011, amounts payable based on achievement of Cardpool’s financial and operational milestones at year-end 2012 and the discounted fair value of the contingent consideration that management believes will be paid within one year of the balance sheet date assuming performance milestones are achieved (see Note 5—Cardpool Acquisition).

9. Other Liabilities

Other liabilities as of year-end 2011 and 2012 are as follows (in thousands):

	2011	2012
Cardpool acquisition liability	$20,472	$11,689
Payable to content provider	5,698	6,958
Payable to Parent for taxes	—	3,072
Deferred income and other liabilities	2,035	1,433

Total other liabilities	$28,205	$23,152

The Cardpool acquisition liability represents the fair value of amounts of the contingent consideration expected to be paid more than one year after the balance sheet date (see Note 5—Cardpool Acquisition) assuming financial and operational performance milestones are achieved. The payable to content provider represents amounts payable under a minimum transaction volume arrangement with one of the Company’s content providers.

10. Lease Obligations

The Company’s principal executive offices are located in Pleasanton, California. Currently, the Company leases approximately 88,000 square feet under a sublease with Safeway, which expires in April 2017, and has the option to occupy additional space throughout the term of the sublease. The Company also leases other office, data center and warehouse space within and outside the United States under operating leases expiring at various dates through 2019. Cash or rent abatements received from the lessor are recognized on a straight-line basis as a reduction to rent expense over the lease term.

Several of the Company’s operating leases include an option that may extend the lease term beyond the initial commitment period, subject to terms agreed to at lease inception and at rates that approximate fair market value. Some leases also include early termination options, which can be exercised under specific conditions. The Company has no obligations under capital leases.

Future minimum operating lease payments as of year-end 2012 are as follows (in thousands):

Fiscal Year	Operating Leases
2013	$4,697
2014	3,106
2015	2,231
2016	2,240
2017	949
Thereafter	686

Total minimum lease payments	$13,909

Future payments due to Safeway under the sublease totaled approximately $7.4 million at year-end 2012. In February 2013, the Company and Safeway amended the sublease agreement to agree upon the Company’s future occupancy of the entire building. This amendment increased future operating lease payments by $3.6 million. Rental expense for noncancelable operating leases was $3.9 million, $4.3 million and $5.1 million for 2010, 2011 and 2012, respectively, of which $1.2 million, $1.4 million and $1.6 million related to the Safeway sublease, respectively. Total rent expense and rent expense under the Safeway sublease were net of landlord incentive amortization of $0.3 million for each of 2010, 2011 and 2012.

11. Capital Stock

Shares Authorized and Issued

Authorized stock consists of 140 million shares of $0.001 par value per share common stock and 10 million shares of $0.001 par value per share preferred stock. Common shares issued at year-end 2011 and 2012 were approximately 51,622,000 and 51,681,000 shares, respectively, and the common shares outstanding at year-end 2011 and 2012 were approximately 51,348,000 and 51,274,000 shares, respectively. Due to certain put rights related to a stock purchase agreement with a distribution partner, the common stock issued pursuant to this agreement is included in the number of common shares outstanding; however, the redemption value, including par value and additional paid-in capital, of these shares is recorded as a liability in Warrant and common stock liabilities. No preferred shares were outstanding at year-end 2011 and 2012.

As of year-end 2012, Safeway owned approximately 96% of the Company’s outstanding common stock. The remaining common stock was held by a distribution partner, Safeway management and Blackhawk employees. Stockholders are not entitled to receive dividends unless declared by the Board of Directors.

Dividend

On December 14, 2012, the Company’s Board of Directors declared a dividend of $1.369 per common share for stockholders of record as of December 18, 2012. The Company paid $69.9 million for the dividend on December 21, 2012 and will pay the dividend to holders of unvested restricted stock awards if and when the shares vest. Additionally, the Board declared a dividend equivalent of $1.369 per common share for restricted stock units to be paid when the award vests and the shares are issued, and a reduction of the exercise price of $1.369 per share for stock option and stock appreciation rights. Accordingly, the Company may pay up to $0.5 million if all restricted stock awards and restricted stock units vest. The dividend also resulted in the exercise price of all stock options and stock appreciation rights outstanding being reduced by an aggregate of $4.6 million in accordance with the anti-dilution provisions of the underlying plans.

Valuation

The Company’s Board of Directors periodically determines and establishes the fair value of the Company’s stock. Because there has been no public market for Blackhawk common stock, the Board of Directors determined the fair value of Blackhawk common stock by considering at the time of grant a number of objective and subjective factors, including discounted cash flow analysis, comparable company analysis, regular periodic valuations from an independent third-party valuation firm, overall market conditions, repurchases of Blackhawk common stock, and the Company’s current, historical and expected future operating performance. This approach is consistent with the methods outlined in the AICPA Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

The factors considered by the Company’s Board of Directors include periodic independent third-party valuation analyses, which are based upon a combination of market and income approaches.

Under the market approach, consideration is given to pricing information for similar public companies, referred to as the guideline (or comparable) publicly traded company methodology, and to relevant transactions involving the sales of similar companies, called the mergers and acquisitions method. The income approach discounts expected future cash flows to their present value at a discount rate based upon our weighted-average cost of capital that considers the risk free rate, as well as risks associated with an investment in the business. The projections used in connection with the market and income valuation approaches were based on the Company’s expected operating results and cash flows over the forecast period. In determining the enterprise value, the Company has historically placed greater weighting on the guideline public company method, the mergers and acquisitions method and the income approach. For 2011 and 2012, the Company weighted its valuation 100% on the guideline public company method due to the number of public company comparables, how closely they relate to the Company, the Company’s consistently positive EBITDA generation and the expected EBITDA growth over the next few years. The Company’s peer group is comprised of a number of U.S.-based publicly traded companies primarily focused on prepaid cards and processing of electronic payment transactions. There is inherent uncertainty and subjectivity in these fair value estimates. If different peer companies, discount rates and other assumptions had been used, the valuations would have been different.

Employee Equity Awards in Blackhawk Stock

The Company and Safeway grant equity awards in Blackhawk stock to various Safeway and Blackhawk employees. Equity awards include stock options, stock-settled stock appreciation rights, restricted stock and restricted stock units. Safeway, Blackhawk and the employees are party to a stockholders’ agreement that restricts the sale or disposition of the Blackhawk stock held by the employees. Prior to an initial public offering or a spin-off (as defined in the agreement), the stockholders’ agreement prohibits an employee’s sale or disposition of the restricted shares without Safeway’s consent. For all awards, after an employee has exercised vested options or after an employee has vested into restricted stock, the employee has a put right which can be exercised during the months of February and August each year once the employee has been exposed to the risks and rewards of stock ownership. The put right expires upon the earliest of the following events to occur: (i) the creation of a public market (as defined in the stockholders’ agreement), (ii) a change in control (as defined in the stockholders’ agreement), (iii) the consummation of a spin-off (as defined in the stockholders’ agreement) and (iv) ten years from the date of grant. Upon exercise of the put, the Company has the option to repurchase the shares, or can require Safeway to repurchase the shares. Due to these put rights, the Company classifies the maximum redemption value for fully vested awards, including amounts not currently redeemable, and a proportionate amount of vesting at the maximum redemption value for nonvested awards as Redeemable equity in the Company’s consolidated balance sheets and statements of redeemable equity and stockholders’ equity.

Upon termination of employment, both the Company and Safeway have the right to repurchase an employee’s stock from exercised options and vested restricted stock during the 12 months following the employee’s termination or in certain other circumstances. The purchase price is the then-current fair market value of the shares unless the employee was terminated for cause, in which case the purchase price is equal to the lesser of the then-current fair market value or the original purchase price. For stock options, both the Company and/or Safeway have the right to repurchase an employee’s vested but unexercised stock options at the then-current fair market value, less the exercise price. For restricted stock, the Company and/or Safeway has the right to repurchase shares that are unvested as of the termination date at the lesser of the original purchase price of the shares or its then-current fair market value.

2007 Stock Option Plan

In February 2007, the Company’s Board of Directors approved the 2007 Stock Option Plan (as amended, the “2007 Blackhawk Plan”). Under the 2007 Blackhawk Plan, Blackhawk may grant nonqualified options and stock appreciation rights with respect to common stock at an exercise price equal to or greater than the fair market value at the grant date, as determined by the Company’s Board of Directors. Options and stock appreciation rights generally vest over five years and vest in full upon a qualifying change in control of the Company. In March 2010, the Company’s Board of Directors voted to increase the pool of authorized shares of common stock available for grants under the 2007 Blackhawk Plan by 1.5 million shares to an aggregate of 4 million shares. As of year-end 2012, 483,913 shares are available for grant under this plan.

The Company determines the fair value of its stock option awards and stock appreciation rights using the Black-Scholes option pricing model. The assumptions used to value the option grants for 2010, 2011 and 2012 are as follows:

	2010	2011	2012
Expected life (in years)	5	5	5
Expected stock volatility	40.2%–45.0%	43.5%–44.2%	46.6%–48.2%
Risk-free interest rate	1.5%–2.8%	1.4%–2.8%	0.6%–1.1%
Expected dividend yield during expected term	0%	0%	0%

The expected term of the awards was determined using the “simplified method” outlined in Securities and Exchange Commission Staff Accounting Bulletin No. 110, Share-Based Payment (SAB 110). Expected stock volatility was determined based upon historical volatility for comparable publicly traded companies over a five year period.

The risk free interest rate was based on the yield curve in effect at the time the options were granted, using U.S. constant maturities over the expected life of the option. Expected dividend yield is based on Blackhawk’s dividend policy at the time the options were granted.

A summary of Blackhawk’s stock option and stock appreciation right activity in the 2007 Blackhawk Plan for 2012, is as follows:

	Stock Options and Appreciation Rights (in shares)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in thousands)

Outstanding, year-end 2011	2,842,150	$14.08	4.8	$23,643
2012 activity:
Granted	693,750	$19.87
Canceled	(159,704)	$16.75
Exercised	(41,046)	$9.51
Outstanding, year-end 2012	3,335,150	$13.84	4.3	$20,875

Exercisable, year-end 2012	1,418,440	$10.56	3.2	$13,460

Vested and expected to vest, year-end 2012	2,951,808	$13.53	4.1	$19,392

The weighted average exercise price and the aggregate intrinsic value of stock options and stock appreciation rights outstanding, exercisable and vested and expected to vest as of year-end 2012 reflect the reduction of the exercise price of $1.369 per share that was implemented in conjunction with the dividend declared on the Company’s common stock in December 2012 in accordance with the anti-dilution provisions of the underlying plans.

The weighted average grant-date fair values of stock options and stock appreciation rights granted during 2010, 2011 and 2012 were $6.40, $8.44 and $8.14, respectively. The Company recognized stock-based compensation expense for options and appreciation rights under the 2007 Blackhawk Plan of $1.8 million, $2.3 million and $3.4 million, in 2010, 2011 and 2012, respectively. Stock-based compensation is reported in the operating expense line item corresponding to the applicable employee compensation expense. As of year-end 2012, the unamortized stock-based expense for options and appreciation rights under the 2007 Blackhawk Plan totaled $6.2 million and is expected to be recognized over the remaining weighted average period of 3.0 years. The total intrinsic value of options exercised and options surrendered upon cashless exercise totaled $2.1 million, $1.5 million and $0.8 million during 2010, 2011 and 2012, respectively.

2006 Restricted Stock Plan

The Company’s Board of Directors approved a restricted stock program in February 2006 (the “Blackhawk Restricted Stock Plan”) to permit the issuance of up to 1,250,000 shares. Under the Blackhawk Restricted Stock Plan, as amended, the Company awards restricted stock awards or units to various Blackhawk employees. Also in February 2006, Safeway’s Board of Directors approved a restricted stock program whereby Safeway awards issued and outstanding Blackhawk stock originally owned by Safeway to various Safeway employees (the “Safeway Restricted Stock Plan”). As of year-end 2012, 79,412 shares are available for issuance under the Blackhawk Restricted Stock Plan.

Shares or units issued under these plans vest over four or five years provided that the employee remains employed by the Company or Safeway. Pursuant to his or her restricted stock agreement, an employee’s restricted shares will continue to vest following a spin-off, a change in ownership or control or an initial public offering (as defined in the agreement) of Blackhawk stock.

Under both the Blackhawk Restricted Stock Plan and the Safeway Restricted Stock Plan, the Company recognizes compensation expense for the restricted stock and restricted stock unit awards ratably over the vesting period based on the fair value of the stock at the grant date. Restricted stock compensation expense under both plans totaled $0.7 million, $0.7 million and $1.6 million in 2010, 2011 and 2012, respectively, and is reported in the operating expense line item corresponding to the applicable employee compensation expense. The fair values of restricted stock awards that vested during 2010, 2011 and 2012 totaled $3.6 million, $1.8 million and $1.5 million, respectively. As of year-end 2012, unrecognized compensation expense related to nonvested restricted stock and restricted stock unit awards totaled $5.3 million, and is expected to be recognized over the weighted average period of 3.4 years.

The changes in awards under the Blackhawk Restricted Stock Plan and Safeway Restricted Stock Plan for 2012 are as follows:

	Blackhawk Restricted Stock Share and Restricted Stock Unit Awards	Safeway Restricted Stock Plan Share Awards	Total Restricted Stock Share and Restricted Stock Unit Awards	Weighted Average Grant-Date Fair Value
Nonvested, year-end 2011	213,400	33,400	246,800	$15.84
2012 activity:
Granted	178,725	25,000	203,725	$19.91
Vested	(59,005)	(16,700)	(75,705)	$13.64
Forfeited	(21,950)	—	(21,950)	$21.01
Nonvested, year-end 2012	311,170	41,700	352,870	$18.34

Safeway Stock Option Plans

Certain Blackhawk employees participate in stock option plans of Safeway covering Safeway common stock. The following are descriptions of the Safeway plans that allow participation by select Blackhawk employees:

2011 Equity and Incentive Award Plan—In May 2011, the stockholders of Safeway approved the 2011 Equity and Incentive Award Plan (the “2011 Plan”). Under the 2011 Plan, Safeway may grant or issue stock options, stock appreciation rights, restricted stock units, deferred stock, dividend equivalents, performance awards and stock payments, or any combination thereof to participants other than Safeway’s Chief Executive Officer. Safeway may grant incentive and nonqualified options to purchase common stock at an exercise price equal to or greater than the fair market value at the grant date, as determined by the executive compensation committee of the Safeway Board of Directors. At December 29, 2012, 13.6 million shares of common stock were available for issuance under this plan.

2007 Equity and Incentive Award Plan—In May 2007, the stockholders of Safeway approved the 2007 Equity and Incentive Award Plan (the “2007 Plan”). Under the 2007 Plan, Safeway may grant or issue stock options, stock appreciation rights, restricted stock units, deferred stock, dividend equivalents, performance awards and stock payments, or any combination thereof. Safeway may grant incentive and nonqualified options to purchase common stock at an exercise price equal to or greater than the fair market value at the grant date, as determined by the executive compensation committee of the Safeway Board of Directors. 5.5 million shares were available for issuance at December 29, 2012 under the 2007 Plan.

1999 Amended and Restated Equity Participation Plan—The 2007 Plan succeeded Safeway’s 1999 Amended and Restated Equity Participation Plan (the “1999 Plan”). Although the 1999 Plan will remain in full force and effect, there will be no more grants under this plan. Options generally vest over five or seven years. Vested options are exercisable in part or in full at any time prior to the expiration date which ranges between six and 15 years from the date of the grant.

Safeway determines the fair value of its stock option awards using the Black-Scholes option pricing model. The assumptions used to value the option grants as of 2010, 2011 and 2012 are as follows:

	2010	2011	2012
Expected life (in years)	6.5	6.5	—
Expected stock volatility	30.3%–31.2%	29.8%–34.1%	—
Risk-free interest rate	1.8%–3.1%	1.5%–2.7%	—
Expected dividend yield during expected term	1.8%–2.2%	2.2%–2.7%	—

Safeway granted no options to Blackhawk employees during 2012.

For Safeway’s grants in 2010 and 2011, the expected term of the awards was determined utilizing the simplified method outlined in SAB 110. Expected stock volatility was determined based upon a combination of historical volatility for periods preceding the measurement date and estimates of implied volatility based on open interests in traded option contracts on Safeway common stock.

The risk free interest rate was based on the yield curve in effect at the time the options were granted, using U.S. constant maturities over the expected life of the option.

A summary of Safeway’s stock option activity for Blackhawk employees for 2012 is as follows:

	Options (in shares)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding, year-end 2011	150,721	$25.71	0.9	$—
2012 activity:
Granted	—	$—
Canceled	(141,221)	$25.77
Exercised	—	$—

Outstanding, year-end 2012	9,500	$26.64	0.7	$—

Exercisable, year-end 2012	9,500	$26.64	0.7	$—

Vested and expected to vest, year-end 2012	9,500	$26.64	0.7	$—

The weighted average grant-date fair values of options granted during 2010 and 2011 were $7.10 and $6.22, respectively, and no options were granted during 2012. The Company recognized stock-based compensation expense under the Safeway stock option plan of $0.9 million, $0.5 million and $0.0 million in 2010, 2011 and 2012, respectively, which is reported in the operating expense line item corresponding to the applicable employee compensation expense. As of year-end 2012, the total unrecognized compensation cost related to nonvested stock-based compensation arrangements granted to Blackhawk employees under Safeway’s stock option plan was immaterial.

The total intrinsic value of options exercised was $0.5 million, $0.1 million and $0.0 million in 2010, 2011 and 2012, respectively.

In 2009, Safeway granted a restricted stock award in Safeway common stock to a Blackhawk employee. The related expense totaled $0.2 million, $0.2 million and $0.2 million for 2010, 2011 and 2012, respectively. As of year-end 2012, there was $0.2 million of unamortized expense.

Total Employee Stock-Based Compensation

The following table presents total stock-based compensation expense for both Blackhawk and Safeway stock option and restricted stock plans according to the income statement line in the accompanying consolidated statements of income for fiscal years 2010, 2011 and 2012 (in thousands):

	2010	2011	2012
Processing and services	$478	$246	$618
Sales and marketing	1,553	1,319	2,013
Cost of products sold	—	—	31
General and administrative	1,580	2,156	2,548

Total stock-based compensation expense	$3,611	$3,721	$5,210

The Company is charged for the compensation expense related to the Safeway stock awards granted to Blackhawk employees and periodically cash settles these amounts with Safeway through the intercompany billing process. As a result, this stock compensation charge is captured in the working capital changes in the accompanying consolidated statements of cash flows, rather than as a non-cash reconciliation adjustment to net income.

Common Stock Issued to Distribution Partner

In August 2007, the Company entered into a seven year prepaid card program agreement (the “Agreement”) with a distribution partner that includes both (i) distribution of Blackhawk’s third-party prepaid cards into the partner’s stores for retail sale, as well as (ii) distribution of certain of the partner’s prepaid cards into the stores of the Company’s distribution partners for retail sale. In conjunction with the Agreement, the Company and the partner also entered into a stock purchase agreement and related agreements (“Stock Agreement”). Under the terms of the Stock Agreement, the partner purchased 1,036,585 shares of the Company’s common stock at a price of $8.00 per share. Prior to a spin-off, a change in control or an initial public offering of Blackhawk (as defined in the Stock Agreement), the partner may not sell or dispose of the stock without Blackhawk’s consent. The partner has a put right in the event that the Company has not consummated an initial public offering, a spin-off or a change in control by a certain date. The put right can also be triggered earlier in the event of a change of control or the exercise of certain rights held by Safeway under the Stock Agreement. In the event of a termination of the Agreement prior to its third anniversary under certain specified circumstances, the Company (and any assignee) had the right to repurchase the outstanding shares. The purchase price for shares subject to the put and call rights was initially the greater of (i) the then-current fair market value of the Blackhawk stock and (ii) the original purchase price of $8.00 per share plus interest thereon, compounded semiannually, at 8% per annum. If the triggering event is a change of control, however, the purchase price was the fair market value of the Company’s stock as determined by the change of control transaction.

The Stock Agreement also allows the partner, as an anti-dilutive measure, to purchase additional shares from the Company at the then-current fair market value up to an amount equal to 2% of the aggregate number of Company shares issued in the triggering event. From September 2009 through December 2012, the partner exercised this purchase right to acquire an additional 33,082 shares at prices that range from $10.52 per share to $18.90 per share and a warrant to acquire up to 22,449 shares of common stock at $16.30 per share.

The put and call rights were scheduled to expire upon the earlier of August 16, 2010 or an initial public offering, a spin-off or a transaction resulting in a change of control of the Company, but were extended to March 31, 2011. In March 2011, these provisions were amended (the “Amendment”) to extend the expiration date to the earlier of June 1, 2014 or an initial public offering, a spin-off, or a transaction resulting in a change of control of the Company (as defined in the Stock Agreement). The Amendment also fixed the put and call purchase price at $18.90 per share for all shares issued prior to the Amendment and the purchase price for all shares issued subsequent to the Amendment.

At the time of issuance in August 2007, the fair value of the overall equity instrument (stock and associated rights) was determined using the Black-Scholes option pricing model. The excess fair value over the purchase price was recorded as an intangible exclusivity right asset and is amortized to expense on a straight-line basis over the seven-year life of the Agreement. At each reporting date through the Amendment date in March 2011, the stock portion of the overall equity instrument has been revalued as a liability award due to the fair value put right. This liability was remeasured using the Black-Scholes option pricing model based on the then-current fair market value of Blackhawk’s common stock and remaining life of the equity instrument. After the Amendment, which fixed the Company’s call right at $18.90 per share, the Company concluded that a performance commitment date will not be achieved until the call provision terminates due to the fixed price nature of the Company’s call right and the distribution partner’s continuing performance requirements under the Agreement. Consequently, the amended portion of the instrument is remeasured to fair value at each reporting period and recorded to equity (as a result of modifying the fair value put and call right to a fixed-price call right) based on current market conditions using a Black-Scholes option pricing model. This resulting fair value is amortized to Sales and marketing expense over the 38 month life of the Amendment. The amounts recorded as Sales and marketing expense totaled $4.0 million, $0.8 million and $0.5 million in 2010, 2011 and 2012, respectively. As of year-end 2012, the unamortized fair value totaled $1.0 million.

The Stock Agreement and Amendment require that all cash received for the original and subsequent purchases of Blackhawk stock be placed in an escrow account until the put option is exercised or expires. The cash in escrow is classified as Restricted cash in the Company’s consolidated balance sheets. As mentioned above, due to the partner’s right to settle this instrument in cash at $18.90 per share and the requirement to hold cash paid for the shares in an escrow account, a corresponding liability is recorded as Warrant and common stock liabilities in the Company’s consolidated balance sheets. The liability related to this put right was $20.2 million at year-end 2012.

In the event of an initial public offering (as defined in the agreement), the partner has the option to put the shares to the Company prior to the offering. If the Company consummates an initial public offering and the partner does not exercise the put right, the Company will expense the remaining unamortized fair value of the instrument based on the then-current market conditions. Additionally, the Company will reclassify the liability to Additional paid-in capital and the cash held in escrow will become available for the Company’s use.

Warrants Issued to Distribution Partners

In July 2009, the Company signed a marketing and distribution services agreement with a distribution partner and issued a warrant to the partner to purchase 750,000 shares of common stock at $10.52 per share. The term of both the services agreement and the warrant is 10 years.

The warrant was fully vested and exercisable upon signing the agreement. However, the partner vests into a put right covering any shares to be issued under the warrant over five years, with 25% vesting on the second anniversary of the warrant agreement, and 25% vesting on each anniversary thereafter. The put right allows the partner to put “vested” shares to the Company at the then-current fair market value. As of year-end 2012, the distribution partner’s put right had vested as to 375,000 shares. The Company can also call the shares held by the partner at the purchase price plus 3% above the federal discount rate per annum. The call right is only exercisable if the marketing services agreement is terminated and must be exercised within 120 days of contract termination. The put and call rights terminate upon any liquidity event including a change of control, an initial public offering of the Company’s common stock or a spin-off of the Company, as defined in the stockholders’ agreement.

Due to the vesting provisions of the put right, the fair value of the warrant is remeasured at each reporting period based on a Black-Scholes option pricing model and expensed to Sales and marketing over the 5-year vesting period. The amounts recorded as Sales and marketing expense totaled $2.1 million, $1.9 million and $1.7 million in 2010, 2011 and 2012, respectively. Because the distribution partner can put the vested shares to the Company, the amortized fair value of the instrument is recorded as a Warrant and common stock liabilities in the Company’s consolidated balance sheets. As of year-end 2012, the liability for this warrant was $6.4 million and the unamortized fair value of the warrant was $2.9 million.

In the event of an initial public offering as defined in the stockholders’ agreement, the warrant and the put right expire. If the Company consummates an initial public offering, the Company will expense the remaining unamortized fair value of the instrument, which would equal the difference between the fair value of the warrant and the liability balance recognized prior to the initial public offering.

In November 2010, in conjunction with signing a marketing and distribution services agreement with another distribution partner, the Company entered into a warrant agreement whereby the Company would issue the distribution partner a warrant to purchase up to 1.1 million shares of common stock at $16.30 per share upon the achievement of certain performance milestones. The partner achieved such milestones in December 2010, and the Company subsequently issued the warrant. The warrant was vested as to 181,500 shares upon issuance, and will vest as to additional shares in tiered amounts if and when certain milestones are achieved on or prior to December 31, 2014. The warrant will become exercisable on April 1, 2014. The warrant expires on the earlier of December 31, 2015, or the termination of the services agreement, which has a term of seven years. The warrant contains an accelerated vesting provision if the Company experiences a change in control event prior to April 1, 2014. The instrument is also subject to call and put provisions that expire on December 31, 2015 and July 15, 2016, respectively, or earlier upon a change in control, spin-off or initial public offering of the Company’s common stock (as defined in the agreement).

As of December 31, 2011, the Company concluded that a performance commitment date will not be achieved until the warrant becomes exercisable on April 1, 2014, due to the underlying performance requirements associated with the marketing and distribution services agreement. Consequently, the fair value of the warrant is remeasured at each reporting period based on current market conditions using the Black-Scholes option pricing model and is amortized to Sales and marketing expense, with a corresponding increase to Stockholders’ equity until performance is completed. As of year-end 2012, the unamortized fair value of the warrant was $0.5 million. The related expense was not material for 2010 and totaled $0.5 million and $0.2 million for 2011 and 2012, respectively. In the event of an initial public offering (as defined in the agreement), there will be no changes in the accounting treatment of this warrant.

12. Income Taxes

The Company is included in Safeway’s consolidated group for U.S. federal income tax purposes, and in certain consolidated, combined or unitary groups for state and local income tax purposes. The Company is also party to a federal and state and local tax sharing agreement with Safeway. The amount of federal tax liability paid by Blackhawk under the agreement is based on the approximate liability that would be incurred if Blackhawk filed its own consolidated tax return separate from the Safeway consolidated group. The state tax liability paid by Blackhawk pursuant to the tax sharing agreement is partly based on a portion of the actual tax liability of the Safeway consolidated group, which will generally be less than the state income tax liability that Blackhawk would incur if it filed its own consolidated state tax returns. Effective December 30, 2012, the Company and Safeway amended and restated their tax sharing agreement, or TSA. The Company does not believe that the terms of the amended and restated TSA will materially affect the Company’s consolidated financial statements.

However, for these consolidated financial statements, the Company’s income tax expense and related current and deferred income taxes were calculated on a hypothetical stand-alone income tax return basis. Certain deferred tax assets and liabilities will never be realized if Blackhawk were to become a tax filer separate from the Safeway consolidated group. Differences between the stand-alone income tax return and the tax sharing agreement liabilities to Safeway, to the extent the Company deems these amounts to be permanent, are recorded in equity as Additional paid-in capital in the accompanying consolidated statements of redeemable equity and stockholders’ equity and consolidated balance sheets.

The components of income before income tax expense for 2010, 2011 and 2012 are as follows (in thousands):

	2010	2011	2012
Domestic	$33,615	$52,859	$67,451
Foreign	4,069	8,794	10,640

Income before income tax expense	$37,684	$61,653	$78,091

The components of income tax expense for the years ended 2010, 2011 and 2012 are as follows (in thousands):

	2010	2011	2012
Current:
Federal	$8,242	$14,493	$25,454
State	3,150	3,414	4,054
Foreign	1,106	3,594	5,376

Total current	12,498	21,501	34,884

Deferred:
Federal	3,492	3,862	(3,467)
State	2,102	454	(616)
Foreign	404	(663)	(602)

Total deferred	5,998	3,653	(4,685)

Income tax expense	$18,496	$25,154	$30,199

Reconciliation of the provision for income taxes at the U.S. federal statutory income tax rate to the Company’s income taxes for 2010, 2011 and 2012 is as follows (dollars in thousands):

	2010		2011		2012
	Amount	Rate	Amount	Rate	Amount	Rate
Income tax expense at federal statutory rate	$13,189	35.0%	$21,579	35.0%	$27,331	35.0%
State income taxes net of federal benefit	3,181	8.5%	2,445	4.0%	2,329	3.0%
Foreign rate differential	87	0.2%	(159)	(0.3%)	1,050	1.4%
Mark to market on redeemable common stock	1,835	4.9%	453	0.7%	336	0.4%
Change in fair value of contingent consideration	—	—	—	—	(1,160)	(1.5%)
Other	204	0.5%	836	1.4%	313	0.4%

Total income tax expense / effective tax rate	$18,496	49.1%	$25,154	40.8%	$30,199	38.7%

The components of the Company’s deferred tax assets (liabilities) at year-end 2011 and 2012 were as follows (in thousands):

	2011	2012
Deferred tax assets:
Net operating loss carryforwards	$3,340	$3,181
Accrued expenses	7,017	7,717
Non-deductible reserves	3,033	4,879
Deferred revenue	6,585	5,856
Stock-based compensation	3,888	5,646
Content provider fee	5,701	8,125
Other	1,928	1,130

Deferred tax assets	31,492	36,534
Valuation allowance	(827)	(1,056)

Total deferred tax assets	30,665	35,478

Depreciation and amortization	(23,177)	(23,308)

Total deferred tax liabilities	(23,177)	(23,308)

Net deferred tax assets	7,488	12,170

Less current assets	10,378	10,499
Less long-term assets	376	1,937

Long-term liability	$(3,266)	$(266)

Reconciliation of total income taxes payable in the Company’s consolidated balance sheets as of year-end 2011 and 2012 is as follows (in thousands):

	2011	2012
Federal income taxes (receivable) payable	$15,778	$—
State income taxes payable	469	—

Short-term note (receivable from) payable to Parent	16,247	—
Federal income taxes (receivable) payable	(1,821)	—
State income taxes payable	3,489	—

Long-term note (receivable from) payable to Parent	1,668	—
Federal income taxes payable to Parent	—	19,274
State income taxes (receivable) payable ($0 and $3,402 to Parent)	(245)	3,265
Foreign income taxes payable	1,345	769

Total income taxes payable ($0 and $22,676 to Parent)	$19,015	$23,308

At year-end 2012, the Company had net operating loss (“NOL”) carryforwards for federal income tax purposes of approximately $5.3 million which expire at various dates from 2023 to 2025. These are NOL carryforwards from the acquisition of EWI in 2006, the utilization of which are subject to limitations pursuant to Internal Revenue Code Section 382.

Additionally, the Company has California state NOL carryforwards of approximately $1.1 million, which expire in 2030, and the Company has additional state NOL carryforwards related to the acquisition of EWI of approximately $8.2 million, against which the Company has recorded a full valuation allowance. These NOL carryforwards expire at various dates from 2015 to 2019.

At year-end 2012, certain undistributed earnings of the Company’s foreign operations totaling $28.0 million are considered permanently reinvested. No deferred tax liability has been recognized for the remittance of such earnings to the United States, since the Company’s intention is to utilize those earnings in the foreign operations for an indefinite period of time, or to repatriate such earnings only when tax efficient to do so. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable; however, unrecognized foreign tax credits may be available to reduce some portion of the U.S. income tax liability.

The following table presents the aggregate changes in the balance of gross unrecognized tax benefit (in thousands):

	2010	2011	2012
Gross unrecognized tax benefits, beginning balance	$1,978	$3,344	$2,743
Increase (decrease) for tax position from prior fiscal years	—	(601)	1,956
Increases for tax positions taken during current fiscal year	1,366	—	2,413

Gross unrecognized tax benefits, ending balance	$3,344	$2,743	$7,112

As of year-end 2011 and 2012, the balance of unrecognized tax benefits included tax positions of $1.8 million and $1.8 million, respectively, which would reduce the Company’s effective income tax rate if recognized in future periods. The Company accrues interest and penalties related to unrecognized tax benefits as income tax expense. Income tax expense (benefit) included interest and penalties on unrecognized tax benefits of $0.2 million, ($0.4) million and $0.1 million for 2010, 2011 and 2012, respectively. Accrued interest and penalties amounted to $ 0.5 million and $0.6 million for year-end 2011 and 2012, respectively.

The Company does not anticipate that unrecognized tax benefits will significantly change in the next 12 months.

The Company and its subsidiaries file income tax returns as part of Safeway’s consolidated group with federal, state and local tax authorities within the United States. The Company’s foreign affiliates operate and file income tax returns in various foreign jurisdictions. The IRS examination of Safeway’s federal income tax returns for 2004 and 2005 is complete and with limited exceptions the Company is no longer subject to federal income tax examinations for fiscal years before 2006, and is no longer subject to state and local income tax examinations for fiscal years before 2003.

13. Commitments and Contingencies

Legal Matters

There are various claims and lawsuits arising in the normal course of business pending against the Company, some of which seek damages and other relief which, if granted, may require future cash expenditures. Management believes that any resulting liability would not materially affect the Company’s consolidated financial statements taken as a whole.

Commitments

From time to time, the Company enters into contracts containing provisions that contingently require it to indemnify various parties against claims from third parties. These contracts primarily relate to contracts with card-issuing banks, under which the Company is responsible to the banks for any unrecovered overdrafts on cardholders’ accounts. Because the indemnity amounts associated with these types of agreements are not explicitly stated, the maximum amount of the obligation cannot be reasonably estimated. Historically, the Company has paid insignificant amounts for overdrafts on cardholders’ accounts as incurred, and has not been required to make payments under other contingent obligations.

14. Related-Party Transactions

Safeway

The related-party relationship with Safeway is governed by various agreements, including 1) the Gift Card Alliance Partners Program Agreements covering the distribution of the cards provided by Blackhawk; 2) the Gift Card Sales and Management Agreements, a Gift Card Transfer and Management Agreement and a Gift Card Agreement - Bulk and Online Sales related to Blackhawk’s management of Safeway’s gift card program; 3) the Contribution Agreement that established the value of initial equity contributed by Safeway; 4) various unsecured promissory notes; 5) the Tax Sharing Agreement; 6) the Administrative Services Agreements; 7) the Sublease Agreement; and 8) the Card Production and Card Services Agreements.

Distribution Commissions and Revenue

Safeway is a significant distribution partner of the Company. The Company’s distribution commission expense related to Safeway totaled $36.0 million, $42.2 million and $46.4 million for 2010, 2011 and 2012, respectively. Blackhawk’s distribution agreement with Safeway provides for a greater share of partner distribution commissions and fees to be retained by Blackhawk than other comparable distribution partner agreements reflecting additional services that the Company provides to Safeway compared to other distribution partners. Other terms under the agreement with Safeway are substantially similar to agreements with unrelated distribution partners. Safeway reimburses the Company for certain distribution and card display costs, recorded as a reduction of Processing and services expense, which totaled $1.0 million, $1.1 million and $1.0 million for 2010, 2011 and 2012, respectively. The Company also earns revenue from the sale of telecom handsets to Safeway as a distribution partner, which totaled $1.8 million, $3.1 million and $4.0 million for 2010, 2011 and 2012, respectively.

Effective December 30, 2012, the Company and Safeway amended their distribution agreements to, among other things, extend the term to December 31, 2017 and decrease the share of distribution partner commissions retained by the Company.

The Company has historically earned revenue from Safeway as a content provider from the bulk sale of Safeway gift cards and from managing Safeway’s in-store gift card program. In 2011, the Company and Safeway signed agreements under which the Company also provides card production, balance tracking and redemption processing services for Safeway’s in-store gift card program. Revenues earned under these arrangements totaled $4.9 million, $5.4 million and $6.5 million in 2010, 2011 and 2012, respectively.

General Corporate Expenses

Blackhawk and Safeway are party to various agreements to provide certain services to one another. Safeway provides services relating to information technology, customer support, facilities, human resources, tax, accounting, treasury and insurance to Blackhawk. Blackhawk performs market research and develops and implements various pilot retail programs for Safeway. Each company charges the other for their portion of actual or estimated costs to provide these services. The total cost of services rendered by Safeway on behalf of Blackhawk, net of the costs of services rendered by Blackhawk on behalf of Safeway was $5.9 million, $3.7 million and $1.1 million in 2010, 2011 and 2012, respectively, and is included in Operating expenses.

Management of both companies believes that the allocation methodology is reasonable and considers the charges to be a reasonable reflection of the cost of services provided or benefits received. These charges may not, however, reflect the actual expense that the Company would have incurred as an independent company for the periods presented. Actual costs that may have been incurred if Blackhawk were a stand-alone company would depend on a number of factors, including the stand-alone organization structure, necessary stand-alone corporate support functions and strategic decisions made in areas such as information technology and infrastructure.

Overnight Cash Advances to Parent

On a daily basis, pursuant to intercompany interest-bearing notes, Safeway borrows available excess cash from the Company. Average daily borrowings by Safeway for this purpose were $93.5 million and $146.3 million for 2011 and 2012, respectively. Such amounts are presented as Overnight cash advances to Parent in the accompanying consolidated balance sheets. In January 2013, these notes were extended through February 2016.

Interest is calculated based on average overnight commercial paper rates, accrued monthly and paid annually. The average interest rates for 2010, 2011, and 2012 were 0.6%, 0.5% and 0.5%, respectively. Interest income under this note for 2010, 2011 and 2012 totaled $0.6 million, $0.4 million and $0.8 million, respectively.

Notes Payable to Parent

Through 2011, taxes owed to or refunds due from Safeway under the tax sharing agreement (see Note 12—Income Taxes) are reported in Note payable to Parent for taxes or Note receivable from

Parent for taxes. In June 2012, the Company settled all current amounts due to Safeway and agreed to pay all future amounts due to Safeway under the tax sharing agreement under normal trade terms. As a result, the Company reports amounts due to Safeway under the tax sharing agreement as Accounts payable and accrued liabilities or Other liabilities. In January 2013, the note was cancelled, and the Company will continue to settle amounts due under normal trade terms.

The Company maintains a $25.0 million line of credit from Safeway for working capital pursuant to an unsecured demand promissory note. As of both year-end 2011 and 2012, $0.0 million was outstanding. In January 2013, the Company and Safeway increased the line of credit to $50.0 million and extended the term through February 2016.

Amounts due to and from Safeway under the Notes include the following as of year-end 2011 and 2012 (in thousands):

	2011	2012
Note payable to Parent for taxes
Due in 2013; interest rate of 0.4% in 2011
Income taxes payable	$16,246	$—
Interest payable	1	—

Total current portion of note payable to Parent	16,247	—
Income taxes payable	1,668	—

Total long-term portion of note payable to Parent	1,668	—

Total notes payable to Parent	$17,915	$—

Pursuant to the tax sharing agreement, Safeway charges the Company when Safeway makes quarterly estimated tax payments, final tax return payments and tax settlements to federal and state tax authorities. However, the Company’s stand-alone tax provision calculation generally results in a tax liability in excess of what Safeway has paid during the year due to the timing of fourth quarter estimated tax payments. The Company reclassifies the excess tax liability under the stand-alone provision to the Note payable to Parent for year-end 2011 and to accounts payable to Parent for year-end 2012.

The Company classifies payments between the Company and Safeway under the tax sharing agreement as income taxes within the operating cash flows section in the accompanying consolidated statements of cash flows and discloses such payments as income taxes paid in the related supplemental disclosures of cash flow information. Payments to (refunds from) Safeway totaled $48.3 million, ($1.5) million and $22.5 million for 2010, 2011 and 2012, respectively.

Interest expense totaled $0.1 million for 2010 and was immaterial for 2011 and 2012.

Sublease Agreement

The Company leases its corporate office from Safeway under a sublease that expires in April 2017. See Note 10—Lease Obligations.

Guarantees

Safeway has, in limited instances, provided guarantees to certain content providers with respect to obligations of the Company relating to distribution partner card sales. These guarantees have stated maximum amounts and expiration dates ranging from 2013 to 2016. These guarantees have a variety of termination provisions, some of which include (i) the initial public offering of the Company’s common stock, (ii) Safeway ceasing to own a specified percentage of the Company’s issued and outstanding voting stock, and (iii) issuance of a replacement letter of credit with a financial institution to cover such obligations.

Employee Retirement Plan

Through 2011, substantially all Blackhawk employees were eligible to participate in a defined benefit pension plan established and managed by Safeway. Costs for Blackhawk employees participating in this plan were based upon an allocation of estimated service costs which totaled approximately $0.7 million and $1.1 million in 2010 and 2011, respectively, and are included in the amounts paid by Blackhawk to Safeway under the general corporate expenses agreements discussed above. Effective January 1, 2012, the Company ceased to make contributions on behalf of its employees to Safeway’s retirement plan and accordingly recognized no expense in 2012. Obligations related to vested participants will remain the responsibility of Safeway. The Company periodically cash settled the pension plan costs with Safeway through intercompany payables. Intercompany amounts due to Safeway are included in Accounts payable and accrued liabilities in the consolidated statements of cash flows.

Stock Options and Restricted Stock

Certain Blackhawk employees participate in the stock option and restricted stock plans of Safeway. Additionally, under a Safeway restricted stock program, Safeway awards Blackhawk stock that it owns to various Safeway employees. The Company recognizes compensation expense for the Safeway stock options and restricted stock granted to Blackhawk employees and Blackhawk restricted stock granted by Safeway to Safeway’s employees (see Note 11—Capital Stock). The Company cash settles expenses with Safeway each period through a cash settlement included as an intercompany payable in Accounts payable and accrued liabilities.

Loans to Blackhawk Employees

Certain Blackhawk employees were granted restricted stock as part of their overall compensation plan. In connection with these grants, the Company entered into secured promissory notes with these employees to enable the employees to satisfy certain income and employment tax obligations relating to the acquisition of these restricted shares. Interest on these notes is compounded semiannually at rates ranging from 2.0% to 4.6% and the notes are secured by the restricted stock. As of year-end 2012, amounts due to the Company under these notes totaled $0.1 million, which amounts were due from non-officers only. Such amounts are included in Other assets in the accompanying consolidated balance sheets. The notes were originally due and payable on the earlier of five years from issuance of the restricted stock or 60 days following termination of employment. In February 2011, the Company’s Board of Directors extended the due date by one year.

15. Segment Reporting and Enterprise-Wide Disclosures

Segments

The Company’s Chief Executive Officer (CEO) is considered its chief operating decision maker. The CEO operates the Company as a single operating segment as the Company’s revenue generating activities are significantly dependent upon the underlying technology infrastructure which supports all prepaid card types and services and geographical regions.

Products

For product reporting, the Company groups its products according to the following categories: Prepaid cards and Product sales. The accompanying consolidated statements of income reflect

Prepaid cards as Commissions and fees and Program, interchange, marketing and other fees (see Note 1—Revenue Recognition and Presentation). The following table summarizes these revenues for 2010, 2011 and 2012 (dollars in thousands):

	2010		2011		2012
	Revenue	Percent of Total Revenue	Revenue	Percent of Total Revenue	Revenue	Percent of Total Revenue
Prepaid cards	$563,871	97.6%	$727,184	96.7%	$889,984	92.8%
Product sales	13,858	2.4%	24,622	3.3%	69,085	7.2%

Total	$577,729	100.0%	$751,806	100.0%	$959,069	100.0%

Geography

The following table presents revenue by geographic area generally based on the location of the card activation or value load for 2010, 2011 and 2012 (dollars in thousands):

	2010		2011		2012
	Revenue	Percent of Total Revenue	Revenue	Percent of Total Revenue	Revenue	Percent of Total Revenue
United States	$511,755	88.6%	$643,818	85.6%	$815,942	85.1%
International	65,974	11.4%	107,988	14.4%	143,127	14.9%

Total	$577,729	100.0%	$751,806	100.0%	$959,069	100.0%

The following table presents the Company’s long-lived Property, equipment and technology, net by geographic area based on the locations of the assets as of year-end 2010, 2011 and 2012 (dollars in thousands):

	2010		2011		2012
	Long-Lived Assets	Percent of Total Long- Lived Assets	Long-Lived Assets	Percent of Total Long- Lived Assets	Long-Lived Assets	Percent of Total Long- Lived Assets
United States	$47,805	99.5%	$61,865	99.2%	$66,474	99.2%
International	256	0.5%	503	0.8%	524	0.8%

Total	$48,061	100.0%	$62,368	100.0%	$66,998	100.0%

Major Customers and Significant Concentrations

Revenue generated from card activations and other product sales at Safeway locations accounted for approximately 17%, 14% and 12% of total operating revenues, for 2010, 2011 and 2012, respectively. Outstanding receivables from Safeway totaled $21.5 million and $79.4 million at year-end 2011 and 2012, respectively. Additionally, revenues from card activations at another distribution partner accounted for approximately 13%, 14% and 13% of total operating revenues for 2010, 2011 and 2012, respectively; and revenues from card activations at another distribution partner accounted for approximately 12%, 13% and 15% of total operating revenues for 2010, 2011 and 2012, respectively.

One content provider accounted for 9%, 10% and 12% of the Company’s total operating revenues for 2010, 2011 and 2012, respectively. Outstanding receivables from one of the Company’s issuing banks for its Visa Gift and GPR cards were $36.5 million and $44.7 million at year-end 2011 and 2012, respectively.

16. Earnings Per Share

Basic earnings per share (“EPS”) is computed by dividing net income available to common stockholders by the weighted average shares outstanding during the period. Diluted EPS is computed by dividing earnings available to common stockholders by the weighted average shares outstanding during the period and the impact of securities that if exercised, would have a dilutive effect on EPS.

The Company computes EPS under the two-class method, which is a method of computing EPS when an entity has both common stock and participating securities. Nonvested stock is considered a participating security because it contains rights to receive nonforfeitable dividends at the same rate as common stock. Under the two-class method, the calculation of basic and diluted EPS excludes the income and distributions attributable to participating securities. Additionally, the weighted average shares outstanding exclude the impact of participating securities.

The following table provides reconciliations of net income and shares used in calculating EPS to those used in calculating EPS (in thousands except per share amounts):

	2010	2011	2012

Net income attributable to Blackhawk Network Holdings, Inc.	$19,188	$36,499	$48,165
Distributed and undistributed earnings allocated to participating securities	(88)	(725)	(1,464)

Net income attributable to common stockholders	$19,100	$35,774	$46,701

Weighted-average common shares outstanding—Basic	50,615	50,225	50,045
Common share equivalents	383	652	—

Weighted-average common shares outstanding—Diluted	50,998	50,877	50,045

Earnings per share—Basic	$0.38	$0.71	$0.93

Earnings per share—Diluted	$0.37	$0.70	$0.93

For 2012, the dividend of $69.9 million exceeded net income and resulted in an undistributed loss under the two-class method. Accordingly, the inclusion of any potentially dilutive securities would result in anti-dilution, and therefore such securities have been excluded from diluted weighted-average common shares outstanding.

17. Subsequent Event

On April 1, 2013, the Company effected a 1-for-2 reverse stock split (the “Reverse Split”) by filing an amendment to its Certificate of Incorporation with the Delaware Secretary of State. As a result of the Reverse Split, the Company also adjusted the share amounts under its employee incentive plans and common stock and warrant agreements with third parties. All numbers of common shares and per common share data in the accompanying consolidated financial statements and related notes have been retroactively adjusted to reflect the Reverse Split and the amendment to the Certificate of Incorporation.

******

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Through and including May 13, 2013 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.